DREYFUS FOUNDERS FUNDS, INC.

PROSPECTUS
CLASS F SHARES

MAY 1, 2007

Dreyfus Founders Balanced Fund

Dreyfus Founders Discovery Fund

Dreyfus Founders Equity Growth Fund

Dreyfus Founders Growth Fund*

Dreyfus Founders International Equity Fund

Dreyfus Founders Mid-Cap Growth Fund

Dreyfus Founders Passport Fund*

Dreyfus Founders Worldwide Growth Fund

The Class F shares offered by this Prospectus are open only to grandfathered investors.

*Growth and Passport Funds have discontinued public sales of their shares to new investors, but shareholders who have open Growth and Passport Fund accounts may make additional investments and reinvest dividends and capital gains distributions in their Growth or Passport Fund accounts, as applicable. In addition, certain other investors may open new Growth or Passport Fund accounts. See "About Your Investment — Investing in the Funds" for more information. Once a Growth or Passport Fund account has been closed, additional investments in Growth or Passport Fund, as applicable, may not be possible.

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved of these Funds' shares or determined whether the information in this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents

Our Investment Approach

Founders Asset Management LLC ("Founders") manages each of the Dreyfus Founders Funds, with the exception of Passport Fund, using a "growth style" of investing, searching for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. We go beyond Wall Street analysis and perform intensive qualitative and quantitative in-house research to determine whether companies meet our investment criteria.

We manage the Dreyfus Founders Passport Fund using a "core style" of investing, searching for stocks that appear to be undervalued (as measured by their price/earnings ratios) and that may have value and/or growth characteristics. For this Fund, the portfolio managers use proprietary quantitative models and traditional qualitative analysis to identify attractive stocks with low relative price multiples and positive trends in earnings forecasts. This stock selection process is designed to produce a diversified portfolio that, relative to the Fund's benchmark index, frequently has a below-average price/earnings ratio and an above-average earnings growth trend.

Each of our investment teams uses a consistent, bottom-up approach to build equity portfolios which emphasizes individual stock selection.

We continually monitor the securities in the Funds' portfolios, and will consider selling a security if its business momentum deteriorates or valuation becomes excessive. We also may sell a security if an event occurs that contradicts our rationale for owning it, such as a deterioration in the company's financial fundamentals. In addition, we may sell a security if we see better investment opportunities emerge elsewhere. We also may liquidate a security if we change a Fund's industry, sector or country weightings.

KEY CONCEPTS

What the Funds are—and aren't.

These Funds are mutual funds: pooled investments that are professionally managed and give you the opportunity to participate in financial markets. They strive to meet their stated goals, although as with all mutual funds, they cannot offer guaranteed results. You could lose money in these Funds, but you also have the potential to make money.

An investment in the Funds is not a bank deposit, and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

About the Funds

Aggressive Growth Funds

Dreyfus Founders Discovery Fund

Dreyfus Founders Mid-Cap Growth Fund

The aggressive growth funds generally invest in faster-growing and more volatile stocks. Founders' aggressive growth funds may be suitable for your investment plan if you have a long time horizon and are comfortable with short-term volatility.

International/Global Funds

Dreyfus Founders Passport Fund

Dreyfus Founders International Equity Fund

Dreyfus Founders Worldwide Growth Fund

While foreign securities carry greater risks than U.S. securities, investors may use international/global funds as a component of their long-term investment plan in order to diversify their holdings. International/global funds may be suitable for your investment plan if you have a long time horizon.

Growth Funds

Dreyfus Founders Equity Growth Fund

Dreyfus Founders Growth Fund

Investors may use growth funds to form the core of their long-term investment plan because they may be less volatile over time than aggressive growth or international/global funds, while still maintaining the potential for growth. Growth funds may be suitable for your investment plan if you have a long time horizon.

Balanced Fund

Dreyfus Founders Balanced Fund

While this Fund normally invests a significant portion of its assets in equity securities, it invests at least 25% of its total assets in fixed-income securities. Although the Fund still carries risks, it generally presents less risk than aggressive growth, international/global or pure growth funds.

This information is based on our assessment of the potential volatility of the Dreyfus Founders Funds relative to one another and should not be used to compare the Funds to other types of mutual funds or other types of investments.

Fund Summaries

The following Fund Summaries provide an overview of each Fund's investment objective and principal investment strategies, describe the main risks of investing, show historical investment performance, and list the fees and expenses of investing in each Fund. More detailed information about the Funds' investment strategies and associated risks follows the Fund Summaries. For more information on the securities held by the Funds, see "More About Investment Objectives, Strategies, and Risks – Other Portfolio Investments and Strategies – Portfolio Holdings." Please keep in mind that no Fund can guarantee that it will meet its investment objective and that, as with any investment, you can lose money by investing in the Funds.

Comparative indexes are shown throughout this Prospectus to provide a basis for viewing a Fund's historical performance against an unmanaged securities market index. The indexes used in this Prospectus account for both change in security price and reinvestment of dividends, do not reflect the impact of taxes, and, except as noted, do not reflect the costs of managing a mutual fund. You may not invest directly in these indexes.

K E Y   C O N C E P T S

12b-1 Plans

All of the Funds have adopted a Rule 12b-1 Plan which allows the Funds to pay actual expenses of up to 0.25% of their respective Class F assets for the sale and distribution of Class F shares and services provided to Class F shareholders. The 12b-1 fee is paid out of a Fund class' assets on an ongoing basis. Over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.



Dreyfus Founders Balanced Fund

Class F Ticker Symbol: FRINX
Morningstar Category: Moderate Allocation

Investment Approach

Balanced Fund seeks current income and capital appreciation. To pursue this goal, the Fund normally invests in a balanced portfolio of common stocks, U.S. and foreign government securities, and a variety of corporate fixed-income obligations.

For the equity portion of its portfolio, the Fund emphasizes investments in common stocks with the potential for capital appreciation. These stocks generally pay regular dividends, although the Fund also may invest in non-dividend-paying companies if they offer better prospects for capital appreciation. Normally, the Fund will invest a significant percentage (at least 25%, but no more than 75%) of its total assets in equity securities.

The Fund will maintain a minimum of 25% of its total assets in fixed-income securities. Normally, the Fund will not invest more than 75% of its total assets in fixed-income securities, but the Fund may invest up to 100% of its assets in such securities for temporary defensive purposes.

The Fund also may invest up to 30% of its total assets in foreign securities (not including U.S. dollar-denominated foreign debt obligations), with no more than 25% of its total assets invested in the securities of any one foreign country.

Main Risks of Investing

The principal risks of investing in this Fund are:

Stock Market Risk The market value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. In addition, whether or not our assessment of a company's potential to increase earnings faster than the rest of the market is correct, the securities in the portfolio may not increase in value, and could decrease in value.

Interest Rate Risk When interest rates change, the value of the fixed-income portion of the Fund will be affected. An increase in interest rates tends to reduce the market value of debt securities, while a decline in interest rates tends to increase their values.

Credit Risk Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the Fund's share price. Although the Fund's bond investments are primarily in investment grade bonds, it may invest up to 15% of the fixed-income portion of its total assets in high yield ("junk") bonds which involve greater credit risk, including the risk of default, than investment grade bonds and are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. The prices of high yield bonds can fall dramatically in response to bad news about the issuer or its industry, or the economy in general.

Sector Risk The Fund may overweight or underweight certain market sectors relative to its benchmark index, which may cause the Fund's performance to be more or less sensitive to developments affecting those sectors.

Asset Allocation Risk The Fund's asset allocation between equities and fixed-income securities will vary depending on the portfolio managers' evaluation of general market and economic conditions. If this assessment is incorrect, the Fund's returns may vary considerably from other balanced funds with different equity/fixed income asset allocations.

Derivatives Risk The Fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and interest rates). The use of derivatives involves risks different from, and possibly greater than, the risks associated with investing directly in the underlying assets, and can cause the Fund to lose money on its investments. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the Fund will not correlate with the Fund's other investments.

Foreign Investment Risk Investments in foreign securities involve different risks than U.S. investments, including less trading volume and liquidity, increased volatility, fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Initial Public Offerings The Fund may purchase securities of companies in initial public offerings ("IPOs"). The number of IPOs brought to market, and the prices at which the newly issued stocks trade, are affected by the performance of the stock market as a whole. When IPOs are brought to market, the Fund may not be able to purchase as many shares as it would like, or any at all, due to limited availability. The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the Fund's performance depends on a variety of factors, including the number of IPOs the Fund invests in relative to the size of the Fund, and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

KEY CONCEPTS

Debt security represents money borrowed that must be repaid to the lender at a future date. Bonds, notes, bills, and money market instruments are examples of debt securities.

Performance History

The following information illustrates the risks of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns compare to those of appropriate broad-based indexes. All performance figures reflect the reinvestment of dividends and capital gain distributions. Past performance, both before and after taxes, is no guarantee of future results.

Year-by-Year Total Return as of 12/31-Class F Shares



Best Quarter: Q4 2001 +13.76%

Worst Quarter: Q3 2001 -17.51%

Average Annual Total Returns as of 12/31/06

	1 Year	5 Years	10 Years
Balanced Fund-Class F[1] Return Before Taxes	9.91%	3.81%	2.38%
Return After Taxes on Distributions	9.10%	3.41%	1.11%
Return After Taxes on Distributions and Sale of Fund Shares	6.60%	3.06%	1.33%
S&P 500 Index[2]	15.79%	6.19%	8.42%
Lipper Balanced Fund Index[2]	11.60%	6.51%	7.44%

[1] Inception date 2/19/63
[2] The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. Unlike the Fund, it does not contain a fixed-income component. Accordingly, the Fund also compares its performance to the Lipper Balanced Fund Index, which is an equal dollar weighted index of the largest mutual funds within the Balanced Fund classification, as defined by Lipper. This index reflects the expenses of managing the mutual funds included in the index.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your individual tax situation and may differ from those shown. The after-tax return information shown above does not apply to Fund shares held through a tax-deferred account, such as a 401(k) plan or IRA.

Fees and Expenses

As a Fund shareholder, you pay certain fees and expenses, which are described in the tables below. Grandfathered investors are not charged any fees to buy, sell, or exchange Class F shares (although a $6 fee is assessed for wire redemptions).

Fee Table

Annual Fund Operating Expenses (expenses paid from Fund assets)	% of Average Daily Net Assets
Management fees	0.65%
Rule 12b-1 fee	0.25%
Other expenses[1]	0.52%
Total Annual Fund Operating Expenses	1.42%

[1] These expenses include custodian, transfer agency and accounting agent fees, and other customary Fund expenses.

Expense Example

1 Year	$145
3 Years	$449
5 Years	$776
10 Years	$1,702

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will vary, the example is for comparison only.

Portfolio Manager

Balanced Fund is co-managed by two portfolio managers, **John B. Jares**, who manages the equity portion of the Fund, and **Catherine A. Powers**, who manages the fixed-income portion of the Fund. Mr. Jares, a Vice President of Investments and a Chartered Financial Analyst, has been a portfolio manager of Balanced Fund since 2001. He is a portfolio manager at The Boston Company Asset Management, LLC, an affiliate of Founders, where he has been employed since July 2006. He has also been employed by Founders since 2001. Mr. Jares was formerly a vice president and senior portfolio manager at Delaware Investments from 2000 to 2001, a vice president and portfolio manager at Berger LLC from 1997 to 2000, and a large-cap equity analyst and subsequently a co-portfolio manager at Founders from 1994 to 1997. Ms. Powers has been a co-portfolio manager of Balanced Fund and an employee of Founders since August 2006. She also is a Chartered Financial Analyst, and is employed as a senior portfolio manager for active core strategies, responsible for high grade core and core plus fixed-income strategies, with Standish Mellon Asset Management Company LLC ("Standish Mellon"), an affiliate of Founders. She joined Standish Mellon in 1988. In prior positions with Standish Mellon, Ms. Powers was the director of structured finance and liquid products research, coordinating strategy with respect to mortgage-related and asset-backed securities.

The Fund's Statement of Additional Information ("SAI") provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of Fund shares.



Dreyfus Founders Discovery Fund

Class F Ticker Symbol: FDISX
Morningstar Category: Small Growth

Investment Approach

Discovery Fund seeks capital appreciation. To pursue this goal, the Fund invests primarily in small and relatively unknown companies with high growth potential. Discovery Fund will normally invest at least 65% of its total assets in common stocks of small-cap companies. The Fund also may invest in larger companies if they represent better prospects for capital appreciation. Although the Fund normally will invest in common stocks of U.S.-based companies, it may invest up to 30% of its total assets in foreign securities.

Main Risks of Investing

The principal risks of investing in this Fund are:

Small Company Risk Small companies involve substantially greater risks of loss and price fluctuations than larger and more established companies. Small companies may be in the early stages of development; have limited product lines, markets or financial resources; and may lack management depth. These companies may be more affected by intense competition from larger companies, and the trading markets for their securities may be less liquid and more volatile than securities of larger companies. This means that the Fund could have greater difficulty buying or selling a security of a small-cap issuer at an acceptable price, especially in periods of market volatility. Also, it may take a substantial period of time before the Fund realizes a gain on an investment in a small-cap company, if it realizes any gain at all.

Sector Risk The Fund may overweight or underweight certain market sectors relative to its benchmark index, which may cause the Fund's performance to be more or less sensitive to developments affecting those sectors.

Initial Public Offerings The Fund may purchase securities of companies in initial public offerings ("IPOs"). The number of IPOs brought to market, and the prices at which the newly issued stocks trade, are affected by the performance of the stock market as a whole. When IPOs are brought to market, the Fund may not be able to purchase as many shares as it would like, or any at all, due to limited availability. The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the Fund's performance depends on a variety of factors, including the number of IPOs the Fund invests in relative to the size of the Fund, and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

Foreign Investment Risk Investments in foreign securities involve different risks than U.S. investments, including less trading volume and liquidity, increased volatility, fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Derivatives Risk The Fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and interest rates). The use of derivatives involves risks different from, and possibly greater than, the risks associated with investing directly in the underlying assets, and can cause the Fund to lose money on its investments. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the Fund will not correlate with the Fund's other investments.

KEY CONCEPTS

Small-cap companies are generally those which, at the time of purchase, have market capitalizations equal to or less than the market capitalization of the largest company included in the Russell 2000 Growth Index.

Market capitalization is the value of a corporation calculated by multiplying the number of its outstanding shares of common stock by the current market price of a share.

Performance History

The following information illustrates the risks of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns compare to those of an appropriate broad-based index. All performance figures reflect the reinvestment of dividends and capital gain distributions. Past performance, both before and after taxes, is no guarantee of future results.

Year-by-Year Total Return as of 12/31-Class F Shares


100%
0%
-40%
12.00%
14.19%
94.59%
-8.26%
-17.81%
-33.08%
36.45%
10.74%
-0.66%
5.08%
97
98
99
00
01
02
03
04
05
06

Best Quarter: Q4 1999 +41.85%

Worst Quarter: Q3 2001 -28.04%

Average Annual Total Returns as of 12/31/06

	1 Year	5 Years	10 Years
Discovery Fund-Class F[1]			
Return Before Taxes	5.08%	1.09%	7.07%
Return After Taxes on Distributions	5.08%	1.09%	5.74%
Return After Taxes on Distributions and Sale of Fund Shares	3.30%	0.93%	5.51%
Russell 2000 Growth Index[2]	13.35%	6.93%	4.88%

[1] Inception date 12/29/89
[2] The Russell 2000 Growth Index measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000 Index is a widely recognized unmanaged small-cap index comprising common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your individual tax situation and may differ from those shown. The after-tax return information shown above does not apply to Fund shares held through a tax-deferred account, such as a 401(k) plan or IRA.

Fees and Expenses

As a Fund shareholder, you pay certain fees and expenses, which are described in the tables below. Grandfathered investors are not charged any fees to buy, sell, or exchange Class F shares (although a $6 fee is assessed for wire redemptions).

Fee Table

Annual Fund Operating Expenses (expenses paid from Fund assets)	% of Average Daily Net Assets
Management fees	0.94%
Rule 12b-1 fee[1]	0.18%
Other expenses[2]	0.41%
Total Annual Fund Operating Expenses	**1.53%**

[1] The Rule 12b-1 distribution plan permits a maximum 12b-1 fee of 0.25% of the average daily net assets of the Fund.
[2] These expenses include custodian, transfer agency and accounting agent fees, and other customary Fund expenses.

Expense Example

1 Year	$156
3 Years	$483
5 Years	$834
10 Years	$1,824

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will vary, the example is for comparison only.

Portfolio Manager

B. Randall Watts, Jr., Portfolio Manager. Mr. Watts is a Chartered Financial Analyst who has been the portfolio manager of Discovery Fund and an employee of Founders since August 2006. He also is a senior vice president at The Boston Company Asset Management, LLC ("The Boston Company"), an affiliate of Founders, where he has been employed since 2001. For ten years prior to joining The Boston Company, Mr. Watts was a director and portfolio manager with Westfield Capital Management.

The Fund's SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of Fund shares.



Dreyfus Founders Equity Growth Fund

Class F Ticker Symbol: FRMUX
Morningstar Category: Large Growth

Investment Approach

Equity Growth Fund seeks long-term growth of capital and income. To pursue this goal, the Fund primarily invests in common stocks of large, well-established and mature companies. These companies generally have long records of profitability and dividend payments and a reputation for high-quality management, products, and services.

The Fund normally invests at least 80% of its net assets in stocks that are included in a widely recognized index of stock market performance, such as the Dow Jones Industrial Average, the Standard & Poor's 500 Index, or the Nasdaq Composite Index. This policy may not be changed unless at least 60 days' prior written notice of the change is given to Fund shareholders. While a significant portion of these stocks normally would be expected to pay regular dividends, the Fund may invest in non-dividend-paying companies if they offer better prospects for capital appreciation. The Fund also may invest up to 30% of its total assets in foreign securities.

The term "net assets" as used in the paragraph above includes Fund borrowings made for investment purposes. The indexes listed in the paragraph above are examples of indexes considered to be widely recognized indexes of stock market performance. The stocks held by the Fund may be included in other indexes also considered to be widely recognized indexes of stock market performance.

Main Risks of Investing

The principal risks of investing in this Fund are:

Stock Market Risk The market value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. In addition, whether or not our assessment of a company's potential to increase earnings faster than the rest of the market is correct, the securities in the portfolio may not increase in value, and could decrease in value.

Investment Style Risk Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Fund's growth style of investing, and the Fund's returns may vary considerably from other equity funds using different investment styles.

Sector Risk The Fund may overweight or underweight certain market sectors relative to its benchmark index, which may cause the Fund's performance to be more or less sensitive to developments affecting those sectors.

Foreign Investment Risk Investments in foreign securities involve different risks than U.S. investments, including less trading volume and liquidity, increased volatility, fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Performance History

The following information illustrates the risks of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns compare to those of an appropriate broad-based index. All performance figures reflect the reinvestment of dividends and capital gain distributions. Past performance, both before and after taxes, is no guarantee of future results.

Year-by-Year Total Return as of 12/31-Class F Shares



40%
0%
-40%
19.40%
17.78%
15.03%
-19.57%
-17.55%
-25.33%
30.67%
8.97%
4.64%
13.25%
97
98
99
00
01
02
03
04
05
06

Best Quarter: Q4 1999 +17.77%

Worst Quarter: Q2 2002 -16.39%

K E Y C O N C E P T S

Large companies are generally companies that have market capitalizations of more than $10 billion. This range may fluctuate depending on changes in the value of the stock market as a whole.

Dividend is a payment of stock or cash from a company's profits to its stockholders.

Average Annual Total Returns as of 12/31/06

	1 Year	5 Years	10 Years
Equity Growth Fund-Class F[1]			
Return Before Taxes	13.25%	4.73%	3.06%
Return After Taxes on Distributions	13.23%	4.70%	1.49%
Return After Taxes on Distributions and Sale of Fund Shares	8.64%	4.07%	1.81%
Russell 1000 Growth Index[2]	9.07%	2.69%	5.44%

[1] Inception date 7/5/38
[2] The Russell 1000 Growth Index is an unmanaged index that measures the performance of the common stocks of those companies among the largest 1,000 publicly traded U.S. companies with higher price-to-book ratios and higher forecasted growth values.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your individual tax situation and may differ from those shown. The after-tax return information shown above does not apply to Fund shares held through a tax-deferred account, such as a 401(k) plan or IRA.

Fees and Expenses

As a Fund shareholder, you pay certain fees and expenses, which are described in the tables below. Grandfathered investors are not charged any fees to buy, sell, or exchange Class F shares (although a $6 fee is assessed for wire redemptions).

Fee Table

Annual Fund Operating Expenses (expenses paid from Fund assets)	% of Average Daily Net Assets
Management fees	0.65%
Rule 12b-1 fee[1]	0.07%
Other expenses[2]	0.38%
Total Annual Fund Operating Expenses	**1.10%**

[1] The Rule 12b-1 distribution plan permits a maximum 12b-1 fee of 0.25% of the average daily net assets of the Fund.
[2] These expenses include custodian, transfer agency and accounting agent fees, and other customary Fund expenses.

Expense Example

1 Year	$112
3 Years	$350
5 Years	$606
10 Years	$1,340

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will vary, the example is for comparison only.

Portfolio Manager

John B. Jares, Vice President of Investments. Mr. Jares, a Chartered Financial Analyst, has been the portfolio manager of Equity Growth Fund since 2001. He is a portfolio manager at The Boston Company Asset Management, LLC, an affiliate of Founders, where he has been employed since July 2006. He also has been employed by Founders since 2001. Mr. Jares was formerly a vice president and senior portfolio manager at Delaware Investments from 2000 to 2001, a vice president and portfolio manager at Berger LLC from 1997 to 2000, and a large-cap equity analyst and subsequently a co-portfolio manager at Founders from 1994 to 1997.

The Fund's SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of Fund shares.



Dreyfus Founders Growth Fund

Class F Ticker Symbol: FRGRX

Morningstar Category: Large Growth

Growth Fund is closed to new investors. (See "About Your Investment—Investing in the Funds" for more information.)

Investment Approach

Growth Fund seeks long-term growth of capital. To pursue this goal, the Fund normally invests at least 65% of its total assets in common stocks of well-established, high-quality growth companies. These companies tend to have strong performance records, solid market positions, reasonable financial strength, and continuous operating records of three years or more. The Fund may also invest up to 30% of its total assets in foreign securities, with no more than 25% invested in any one foreign country.

Main Risks of Investing

The principal risks of investing in this Fund are:

Stock Market Risk The market value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. In addition, whether or not our assessment of a company's potential to increase earnings faster than the rest of the market is correct, the securities in the portfolio may not increase in value, and could decrease in value.

Investment Style Risk Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Fund's growth style of investing, and the Fund's returns may vary considerably from other equity funds using different investment styles.

Sector Risk The Fund may overweight or underweight certain market sectors relative to its benchmark index, which may cause the Fund's performance to be more or less sensitive to developments affecting those sectors.

Foreign Investment Risk Investments in foreign securities involve different risks than U.S. investments, including less trading volume and liquidity, increased volatility, fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

KEY CONCEPTS

Founders uses a **bottom-up approach**, meaning we choose Fund investments by analyzing the fundamentals of individual companies one at a time rather than focusing on broader market themes.

Performance History

The following information illustrates the risks of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns compare to those of an appropriate broad-based index. All performance figures reflect the reinvestment of dividends and capital gain distributions. Past performance, both before and after taxes, is no guarantee of future results.

Year-by-Year Total Return as of 12/31-Class F Shares


50%
0%
-50%
26.60%
25.04%
39.06%
-27.23%
-24.95%
-28.96%
31.42%
7.63%
4.08%
13.13%
97
98
99
00
01
02
03
04
05
06

Best Quarter: Q4 1999 +31.77%

Worst Quarter: Q4 2000 -25.03%

Average Annual Total Returns as of 12/31/06

	1 Year	5 Years	10 Years
Growth Fund-Class F[1]			
Return Before Taxes	13.13%	3.42%	3.58%
Return After Taxes on Distributions	13.13%	3.41%	2.00%
Return After Taxes on Distributions and Sale of Fund Shares	8.53%	2.93%	2.49%
Russell 1000 Growth Index[2]	9.07%	2.69%	5.44%

[1] Inception date 1/5/62
[2] The Russell 1000 Growth Index is an unmanaged index that measures the performance of the common stocks of those companies among the largest 1,000 publicly traded U.S. companies with higher price-to-book ratios and higher forecasted growth values.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your individual tax situation and may differ from those shown. The after-tax return information shown above does not apply to Fund shares held through a tax-deferred account, such as a 401(k) plan or IRA.

Fees and Expenses

As a Fund shareholder, you pay certain fees and expenses, which are described in the tables below. Grandfathered investors are not charged any fees to buy, sell, or exchange Class F shares (although a $6 fee is assessed for wire redemptions).

Fee Table

Annual Fund Operating Expenses (expenses paid from Fund assets)	% of Average Daily Net Assets
Management fees	0.77%
Rule 12b-1 fee	0.25%
Other expenses[1]	0.39%
Total Annual Fund Operating Expenses	**1.41%**

[1] These expenses include custodian, transfer agency and accounting agent fees, and other customary Fund expenses.

Expense Example

1 Year	$144
3 Years	$446
5 Years	$771
10 Years	$1,691

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will vary, the example is for comparison only.

Portfolio Manager

John B. Jares, Vice President of Investments. Mr. Jares, a Chartered Financial Analyst, has been the portfolio manager of Growth Fund since 2001. He is a portfolio manager at The Boston Company Asset Management, LLC, an affiliate of Founders, where he has been employed since July 2006. He also has been employed by Founders since 2001. Mr. Jares was formerly a vice president and senior portfolio manager at Delaware Investments from 2000 to 2001, a vice president and portfolio manager at Berger LLC from 1997 to 2000, and a large-cap equity analyst and subsequently a co-portfolio manager at Founders from 1994 to 1997.

The Fund's SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of Fund shares.



Dreyfus Founders International Equity Fund

Class F Ticker Symbol FOIEX
Morningstar Category: Foreign Large Blend

Investment Approach

International Equity Fund, an international fund, seeks long-term growth of capital. To pursue this goal, the Fund normally invests at least 80% of its net assets in foreign equity securities from a minimum of three countries outside the United States, including both established and emerging economies. The Fund's policy of normally investing at least 80% of its net assets in foreign equity securities may not be changed unless at least 60 days' prior written notice of the change is given to Fund shareholders. The Fund will not invest more than 50% of its assets in the securities of any one foreign country. Although the Fund intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S.-based companies.

The term "net assets" as used in the paragraph above includes Fund borrowings made for investment purposes.

Main Risks of Investing

The principal risks of investing in this Fund are:

Foreign Investment Risk Investments in foreign securities involve different risks than U.S. investments, including less trading volume and liquidity, increased volatility, fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Country and Sector Allocation Risk While the portfolio managers use the country and sector weightings of the Fund's benchmark index as a guide in structuring the Fund's portfolio, they may overweight or underweight certain countries or sectors relative to the index. This may cause the Fund's performance to be more or less sensitive to developments affecting those countries or sectors.

KEY CONCEPTS

International fund is a type of mutual fund that generally invests in securities traded anywhere in the world, except the United States.

Foreign securities are securities of issuers, wherever organized, that have their principal business activities outside of the United States. We consider where the issuer's assets are located, whether the majority of the issuer's gross income is earned outside of the United States, or whether the issuer's principal stock exchange listing is outside of the United States.

Derivatives Risk The Fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and interest rates). The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets, and can cause the Fund to lose money on its investments. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the Fund will not correlate with the Fund's other investments.

Performance History

The following information illustrates the risks of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns compare to those of appropriate broad-based indexes. All performance figures reflect the reinvestment of dividends and capital gain distributions. Past performance, both before and after taxes, is no guarantee of future results.

Year-by-Year Total Return as of 12/31-Class F Shares


70%
0%
-40%
16.10%
17.01%
58.71%
-17.65%
-30.35%
-28.30%
37.17%
22.70%
13.91%
25.27%
97
98
99
00
01
02
03
04
05
06

Best Quarter: Q4 1999 +39.78%

Worst Quarter: Q3 2002 -22.48%

Average Annual Total Returns as of 12/31/06

	1 Year	5 Years	10 Years
International Equity Fund-Class F[1]			
Return Before Taxes	25.27%	11.48%	7.85%
Return After Taxes on Distributions	25.27%	11.41%	6.64%
Return After Taxes on Distributions and Sale of Fund Shares	16.79%	10.05%	6.23%
Morgan Stanley Capital International World ex U.S. Index[2]	25.71%	15.25%	7.96%
Morgan Stanley Capital International World ex U.S. Growth Index[2]	22.12%	12.73%	5.41%

[1] Inception date 12/29/95. The fund's average annual total returns reflect the expense limitation described below under "Fees and Expenses".
[2] The Morgan Stanley Capital International (MSCI) World ex U.S. Index measures global developed market equity performance outside of the United States. The MSCI World ex U.S. Growth Index measures global developed market equity performance of growth securities outside of the United States.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your individual tax situation and may differ from those shown. The after-tax return information shown above does not apply to Fund shares held through a tax-deferred account, such as a 401(k) plan or IRA.

Fees and Expenses

As a Fund shareholder, you pay certain fees and expenses, which are described in the tables below. Grandfathered investors are not charged any fees to buy, sell, or exchange Class F shares (although a $6 fee is assessed for wire redemptions).

Fee Table[1]

Annual Fund Operating Expenses (expenses paid from Fund assets)	% of Average Daily Net Assets
Management fees	0.75%
Rule 12b-1 fee	0.25%
Other expenses[2]	1.04%
Expense reimbursement[3]	(0.62%)
Total Annual Fund Operating Expenses[3]	**1.42%**

[1] The expense information in the Fee Table has been restated to reflect current fees.
[2] These expenses include custodian, transfer agency and accounting agent fees, and other customary Fund expenses.
[3] Founders has agreed to permanently limit the total expenses of the Fund pursuant to a written contractual commitment so that Class F Total Annual Fund Operating Expenses will not exceed 1.40%, net of brokerage offsets and credits earned on cash balances held by the Fund's custodian. The Total Annual Fund Operating Expenses shown above are not net of these offsets and credits.

Expense Example

1 Year	$143
3 Years	$443
5 Years	$766
10 Years	$1,680

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will vary, the example is for comparison only. The example is based on Total Annual Fund Operating Expenses, which reflect Founders' permanent management fee waiver and expense limitation.

Portfolio Managers

International Equity Fund is co-managed by two portfolio managers, **Remi J. Browne** and **Jeffrey R. Sullivan**. Each is a Chartered Financial Analyst and has been employed by Founders since 2003. Mr. Browne began co-managing the Fund in March 2003, and Mr. Sullivan became an additional co-manager in June 2004. Mr. Browne is also a senior vice president of The Boston Company Asset Management, LLC ("The Boston Company"), an affiliate of Founders, where he has been employed since 2003. Mr. Browne was formerly a senior vice president and chief investment officer of international equities at Standish Mellon Asset Management Company LLC ("Standish Mellon"), also an affiliate of Founders, from 1996 to 2003. Mr. Sullivan is a vice president of The Boston Company, where he has been employed since 2003. Mr. Sullivan was formerly an assistant vice president and research analyst at Standish Mellon from 1998 to 2003.

The Fund's SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of Fund shares.



Dreyfus Founders Mid-Cap Growth Fund

Class F Ticker Symbol: FRSPX
Morningstar Category: Mid-Cap Growth

Investment Approach

INVESTMENT APPROACH

Mid-Cap Growth Fund seeks capital appreciation by emphasizing investments in equity securities of mid-cap companies with favorable growth prospects. To pursue this goal, the Fund will normally invest at least 80% of its net assets in equity securities of companies within the market capitalization range of companies comprising the Russell Midcap Growth Index. This policy may not be changed unless at least 60 days' prior written notice of the change is given to Fund shareholders. The Fund also may invest in larger or smaller companies if they represent better prospects for capital appreciation. The Fund may invest up to 30% of its total assets in foreign securities, with no more than 25% of its total assets invested in the securities of any one foreign country.

The term "net assets" as used in the paragraph above includes Fund borrowings made for investment purposes.

Main Risks of Investing

The principal risks of investing in this Fund are:

Small and Mid-Cap Company Risk Small and mid-cap companies involve greater risks of loss and price fluctuations than larger and more established companies. Small-cap companies, and to an extent mid-cap companies, may be in the early stages of development; have limited product lines, markets or financial resources; and may lack management depth. These companies may be more affected by intense competition from larger companies, and the trading markets for their securities may be less liquid and more volatile than securities of larger companies. This means that the Fund could have greater difficulty buying or selling a security of a small or mid-cap issuer at an acceptable price, especially in periods of market volatility. Also, it may take a substantial period of time before the Fund realizes a gain on an investment in a small or mid-cap company, if it realizes any gain at all.

Sector Risk The Fund may overweight or underweight certain market sectors relative to its benchmark index, which may cause the Fund's performance to be more or less sensitive to developments affecting those sectors.

Initial Public Offerings The Fund may purchase securities of companies in initial public offerings ("IPOs"). The number of IPOs brought to market, and the prices at which the newly issued stocks trade, are affected by the performance of the stock market as a whole. When IPOs are brought to market, the Fund may not be able to purchase as many shares as it would like, or any at all, due to limited availability. The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the Fund's performance depends on a variety of factors, including the number of IPOs the Fund invests in relative to the size of the Fund, and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

Foreign Investment Risk Investments in foreign securities involve different risks than U.S. investments, including less trading volume and liquidity, increased volatility, fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Performance History

The following information illustrates the risks of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns compare to those of an appropriate broad-based index. All performance figures reflect the reinvestment of dividends and capital gain distributions. Past performance, both before and after taxes, is no guarantee of future results.



Year-by-Year Total Return as of 12/31-Class F Shares

97: 16.40%
98: -1.73%
99: 42.27%
00: -23.69%
01: -20.41%
02: -24.50%
03: 36.64%
04: 18.44%
05: 12.74%
06: 23.85%

Best Quarter: Q4 1999 +33.99%
Worst Quarter: Q3 1998 -29.87%

Average Annual Total Returns as of 12/31/06

	1 Year	5 Years	10 Years
Mid-Cap Growth Fund-Class F[1]			
Return Before Taxes	23.85%	11.28%	5.37%
Return After Taxes on Distributions	23.85%	11.28%	3.03%
Return After Taxes on Distributions and Sale of Fund Shares	15.50%	9.86%	3.26%
Russell Midcap Growth Index[2]	10.60%	8.22%	8.62%

[1] Inception date 9/8/61
[2] The Russell Midcap Growth Index measures the performance of those companies among the 800 smallest companies in the Russell 1000 Index with higher price-to-book ratios and higher forecasted growth values. The Russell 1000 Index measures the performance of the largest 1,000 publicly traded U.S. companies.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your individual tax situation and may differ from those shown. The after-tax return information shown above does not apply to Fund shares held through a tax-deferred account, such as a 401(k) plan or IRA.

Fees and Expenses

As a Fund shareholder, you pay certain fees and expenses, which are described in the tables below. Grandfathered investors are not charged any fees to buy, sell, or exchange Class F shares (although a $6 fee is assessed for wire redemptions).

Fee Table

Annual Fund Operating Expenses (expenses paid from Fund assets)	% of Average Daily Net Assets
Management fees	0.80%
Rule 12b-1 fee[1]	0.13%
Other expenses[2]	0.40%
Total Annual Fund Operating Expenses	**1.33%**

[1] The Rule 12b-1 distribution plan permits a maximum 12b-1 fee of 0.25% of the average daily net assets of the Fund.
[2] These expenses include custodian, transfer agency and accounting agent fees, and other customary Fund expenses.

Expense Example

1 Year	$135
3 Years	$421
5 Years	$729
10 Years	$1,601

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will vary, the example is for comparison only.

Portfolio Manager

Daniel E. Crowe, Portfolio Manager. Mr. Crowe, a Chartered Financial Analyst, has been the portfolio manager of Mid-Cap Growth Fund since July 2006. He previously served as a co-portfolio manager of the Fund from January 2005 to July 2006, and as the assistant portfolio manager of the Fund from June 2004 to January 2005. He is a portfolio manager at The Boston Company Asset Management, LLC, where he has been employed since July 2006. Mr. Crowe also has been employed by Founders since 2002, where he served as an equity analyst from 2002 to 2004. Before joining Founders, Mr. Crowe was a research analyst with Marsico Capital Management from 1999 to 2002 and a senior consultant with Andersen Consulting from 1996 to 1998.

The Fund's SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of Fund shares.


PASSPORT

Dreyfus Founders Passport Fund

Class F Ticker Symbol: FPSSX
Morningstar Category: Foreign Small/Mid Value
Passport Fund is closed to new investors. (See "About Your Investment—Investing in the Funds" for more information.)

Investment Approach

Passport Fund, an international small-cap fund, seeks capital appreciation. To pursue this goal, the Fund normally invests at least 65% of its total assets in the equity securities of foreign small-cap companies from a minimum of three countries. These companies may be based in both developed and emerging economies. The Fund may invest in larger foreign companies or in U.S.-based companies if they represent better prospects for capital appreciation.

Main Risks of Investing

The principal risks of investing in this Fund are:

Foreign Investment Risk Investments in foreign securities involve different risks than U.S. investments, including less trading volume and liquidity, increased volatility, fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Small Company Risk Small companies involve substantially greater risks of loss and price fluctuations than larger and more established companies. Small companies may be in the early stages of development; may have limited product lines, markets or financial resources; and may lack management depth. These companies may be more affected by intense competition from larger companies, and the trading markets for their securities may be less liquid and more volatile than securities of larger companies. This means that the Fund could have greater difficulty buying or selling a security of a small-cap issuer at an acceptable price, especially in periods of market volatility. Also, it may take a substantial period of time before the Fund realizes a gain on an investment in a small-cap company, if it realizes any gain at all.

Country and Sector Allocation Risk While the portfolio managers use the country and sector weightings of the Fund's benchmark index as a guide in structuring the Fund's portfolio, they may overweight or underweight certain countries or sectors relative to the index. This may cause the Fund's performance to be more or less sensitive to developments affecting those countries or sectors.

KEY CONCEPTS

Foreign small-cap companies are those which, at the time of purchase, have total market capitalizations that fall in the range of the capitalizations of the companies that comprise the S&P/Citigroup Extended Market Index World Ex U.S.[SM] This index represents, on a country-by-country basis, the small-capitalization component of the S&P/Citigroup Broad Market Index[SM], which is a comprehensive float-weighted index of companies in 26 countries (excluding the U.S.) with market capitalizations of at least $100 million.

Initial Public Offerings The Fund may purchase securities of companies in initial public offerings ("IPOs"). The number of IPOs brought to market, and the prices at which the newly issued stocks trade, are affected by the performance of the stock market as a whole. When IPOs are brought to market, the Fund may not be able to purchase as many shares as it would like, or any at all, due to limited availability. The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the Fund's performance depends on a variety of factors, including the number of IPOs the Fund invests in relative to the size of the Fund, and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

Derivatives Risk The Fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and interest rates). The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets, and can cause the Fund to lose money on its investments. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the Fund will not correlate with the Fund's other investments.

Performance History

The following information illustrates the risks of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns compare to those of an appropriate broad-based index. All performance figures reflect the reinvestment of dividends and capital gain distributions. Past performance, both before and after taxes, is no guarantee of future results.

Year-by-Year Total Return as of 12/31-Class F Shares


100%
0%
-40%
1.70%
12.50%
87.44%
-29.65%
-31.76%
-15.93%
75.15%
17.70%
19.99%
30.33%
97
98
99
00
01
02
03
04
05
06

Best Quarter: Q4 1999 +60.37%

Worst Quarter: Q3 2001 -22.62%

Average Annual Total Returns as of 12/31/06

	1 Year	5 Years	10 Years
Passport Fund-Class F[1]			
Return Before Taxes	30.33%	22.07%	10.81%
Return After Taxes on Distributions	30.33%	22.07%	9.58%
Return After Taxes on Distributions and Sale of Fund Shares	19.72%	19.67%	8.85%
S&P/Citigroup Extended Market Index ("EMI") World ex U.S.[2]	29.42%	23.73%	10.65%

[1] Inception date 11/16/93
[2] The S&P/Citigroup EMI World ex U.S. measures the performance of small companies outside of the United States (approximately the bottom 20% by market capitalization) in 26 developed equity markets.

Expense Example

1 Year	$196
3 Years	$606
5 Years	$1,042
10 Years	$2,254

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will vary, the example is for comparison only.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your individual tax situation and may differ from those shown. The after-tax return information shown above does not apply to Fund shares held through a tax-deferred account, such as a 401(k) plan or IRA.

Fees and Expenses

As a Fund shareholder, you pay certain fees and expenses, which are described in the tables below. Grandfathered investors are not charged any fees to buy, sell, or exchange Class F shares (although a $6 fee is assessed for wire redemptions).

Fee Table

Annual Fund Operating Expenses (expenses paid from Fund assets)	% of Average Daily Net Assets
Management fees	1.00%
Rule 12b-1 fee	0.25%
Other expenses[1]	0.68%
Total Annual Fund Operating Expenses	1.93%

[1] These expenses include custodian, transfer agency and accounting agent fees, and other customary Fund expenses, and have been restated to reflect current custodian fees.

Portfolio Managers

Passport Fund is co-managed by two portfolio managers, **Daniel B. LeVan** and **John W. Evers**. Each is a Chartered Financial Analyst and has been employed by Founders since 2003. Messrs. LeVan and Evers began co-managing the Fund in November 2005. Mr. LeVan also is a senior vice president of The Boston Company Asset Management, LLC ("The Boston Company"), an affiliate of Founders, where he has been employed since 2003. Mr. LeVan was formerly a vice president at Standish Mellon Asset Management Company LLC ("Standish Mellon"), also an affiliate of Founders, where he was a lead portfolio manager for global, international and European small-cap portfolios from 1994 to 2003. Mr. Evers also serves as an assistant portfolio manager for The Boston Company's international small cap equity strategy and as a research analyst for its international core, growth and small cap strategies. Prior to joining The Boston Company in 2003, Mr. Evers was a vice president at Standish Mellon beginning in 1998.

The Fund's SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of Fund shares.



Dreyfus Founders Worldwide Growth Fund

Class F Ticker Symbol: FWWGX
Morningstar Category: World Stock

Investment Approach

Worldwide Growth Fund, a global fund, seeks long-term growth of capital. To pursue this goal, the Fund normally invests at least 65% of its total assets in equity securities of growth companies in a variety of markets throughout the world. The Fund may purchase securities in any foreign country, as well as in the United States, emphasizing common stocks of both emerging and established growth companies that generally have strong performance records and market positions. The Fund's portfolio will normally invest at least 65% of its total assets in three or more countries. The Fund will not invest more than 50% of its total assets in the securities of any one foreign country.

Main Risks of Investing

The principal risks of investing in this Fund are:

Foreign Investment Risk Investments in foreign securities involve different risks than U.S. investments, including less trading volume and liquidity, increased volatility, fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Country and Sector Allocation Risk While the portfolio managers use the country and sector weightings of the Fund's benchmark index as a guide in structuring the Fund's portfolio, they may overweight or underweight certain countries or sectors relative to the index. This may cause the Fund's performance to be more or less sensitive to developments affecting those countries or sectors.

Stock Market Risk The market value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. In addition, whether or not our assessment of a company's potential to increase earnings faster than the rest of the market is correct, the securities in the portfolio may not increase in value, and could decrease in value.

KEY CONCEPTS

A **global fund** is a type of mutual fund that may invest in securities traded anywhere in the world, including the United States.

Investment Style Risk Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Fund's growth style of investing, and the Fund's returns may vary considerably from other equity funds using different investment styles.

Derivatives Risk The Fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and interest rates). The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets, and can cause the Fund to lose money on its investments. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the Fund will not correlate with the Fund's other investments.

Performance History

The following information illustrates the risks of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns compare to those of appropriate broad-based indexes. All performance figures reflect the reinvestment of dividends and capital gain distributions. Past performance, both before and after taxes, is no guarantee of future results.

Year-by-Year Total Return as of 12/31-Class F Shares


60%
0%
-40%
10.60%
9.63%
48.78%
-22.14%
-25.30%
-28.92%
36.97%
12.71%
10.89%
18.93%
97
98
99
00
01
02
03
04
05
06

Best Quarter: Q4 1999 +38.48%

Worst Quarter: Q3 2002 -20.75%

Average Annual Total Returns as of 12/31/06			
	1 Year	5 Years	10 Years
Worldwide Growth Fund-Class F[1]			
Return Before Taxes	18.93%	7.67%	4.26%
Return After Taxes on Distributions	18.93%	7.67%	2.64%
Return After Taxes on Distributions and Sale of Fund Shares	12.31%	6.65%	3.00%
Morgan Stanley Capital International World Index[2]	20.07%	9.97%	7.64%
Morgan Stanley Capital International World Growth Index[2]	15.15%	7.44%	5.84%

[1] Inception date 12/29/89
[2] The Morgan Stanley Capital International (MSCI) World Index measures global developed market equity performance. The MSCI World Growth Index measures global developed market equity performance of growth securities.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your individual tax situation and may differ from those shown. The after-tax return information shown above does not apply to Fund shares held through a tax-deferred account, such as a 401(k) plan or IRA.

Fees and Expenses

As a Fund shareholder, you pay certain fees and expenses, which are described in the tables below. Grandfathered investors are not charged any fees to buy, sell, or exchange Class F shares (although a $6 fee is assessed for wire redemptions).

Fee Table	
Annual Fund Operating Expenses (expenses paid from Fund assets)	% of Average Daily Net Assets
Management fees	1.00%
Rule 12b-1 fee	0.25%
Other expenses[1]	0.76%
Total Annual Fund Operating Expenses	2.01%

[1] These expenses include custodian, transfer agency and accounting agent fees, and other customary Fund expenses, and have been restated to reflect current custodian fees.

Expense Example	
1 Year	$204
3 Years	$630
5 Years	$1,083
10 Years	$2,338

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will vary, the example is for comparison only.

Portfolio Managers

Worldwide Growth Fund is managed by a team of portfolio managers. The portfolio management team is composed of **Remi J. Browne** and **Jeffrey R. Sullivan**, who co-manage the foreign portion of the Fund, and **John B. Jares**, who manages the domestic portion of the Fund. Each is a Chartered Financial Analyst.

Messrs. Browne and Sullivan have been employed by Founders since 2003. Mr. Browne began co-managing the foreign portion of the Fund in March 2003, and Mr. Sullivan became an additional co-manager in June 2004. Mr. Browne is a senior vice president of The Boston Company Asset Management, LLC ("The Boston Company"), an affiliate of Founders, where he has been employed since 2003. Mr. Browne was formerly a senior vice president and chief investment officer of international equities at Standish Mellon Asset Management Company LLC ("Standish Mellon"), also an affiliate of Founders, from 1996 to 2003. Mr. Sullivan is a vice president of The Boston Company, where he has been employed since 2003. Mr. Sullivan was formerly an assistant vice president and research analyst at Standish Mellon from 1998 to 2003.

Mr. Jares has been a portfolio manager of Worldwide Growth Fund since 2001. He is a portfolio manager at The Boston Company, where he has been employed since July 2006. He also has been employed by Founders since 2001. Mr. Jares was formerly a vice president and senior portfolio manager at Delaware Investments from 2000 to 2001, a vice president and portfolio manager at Berger LLC from 1997 to 2000, and a large-cap equity analyst and subsequently a co-portfolio manager at Founders from 1994 to 1997.

The Fund's SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of Fund shares.

More About Investment Objectives, Strategies, and Risks

Each of the Funds seeks to achieve its investment objective through its unique investment strategies. The principal investment strategies and risks of each Fund have been described in the "Fund Summaries" section of this Prospectus. Note that the Morningstar categories shown in the "Fund Summaries" section are subject to change.

This section of the Prospectus discusses other investment strategies that may be used by the Funds and provides more detailed information about the risks associated with those strategies. Although we might not use all of the different techniques and investments described below, some of these techniques are designed to help reduce investment or market risks. The SAI contains more detailed information about the Funds' investment policies and risks.

Other Portfolio Investments and Strategies

Fixed-Income Securities

While the Funds generally emphasize investments in equity securities, such as common stocks and preferred stocks, they also may invest in fixed-income securities when we believe that these investments offer opportunities for capital appreciation. Fixed-income securities in which the Funds might invest include bonds, debentures, and other corporate or government obligations. For Balanced and Equity Growth Funds, we also consider current income in the selection of these securities.

ADRs

The Funds may invest in American Depositary Receipts and American Depositary Shares (collectively, "ADRs") as a way to invest in foreign securities. ADRs are receipts representing shares of a foreign corporation held by a U.S. bank that entitle the holder to all dividends and capital gains on the underlying foreign shares. ADRs are typically denominated in U.S. dollars and trade in the U.S. securities markets. ADRs are subject to many of the same risks as direct investments in foreign securities. These risks include fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Securities That Are Not Readily Marketable

Each Fund may invest up to 15% of its net assets in securities that are not "readily marketable." A security is not readily marketable if it cannot be sold within seven days in the ordinary course of business for approximately the amount it is valued. For example, some securities are not registered under U.S. securities laws and cannot be sold to the U.S. public because of Securities and Exchange Commission ("SEC") regulations (these are known as "restricted securities"). Under procedures adopted by the Funds' Board of Directors ("Board"), certain restricted securities may be deemed readily marketable, and will not be counted toward the 15% limit.

Investments in securities that are not readily marketable, which may include restricted securities, involve certain risks to the extent that a Fund may be unable to sell such securities or sell at a reasonable price. In addition, in order to sell a restricted security, a Fund might have to bear the expense and incur the delays associated with registering the shares with the SEC.

Derivative Instruments

Unlike stocks or bonds that represent actual ownership of the equity or debt of an issuer, derivatives are instruments that derive their value from an underlying security, index, or other financial instrument. The Funds may use derivative instruments. Derivatives may be used for the following purposes: to hedge risks inherent in a Fund's portfolio, to enhance the potential return of a portfolio, to diversify a portfolio, to equitize cash, to reduce transaction costs associated with managing a portfolio, and/or to implement a Fund's investment strategy through investments that may be more tax-efficient than a direct equity investment. Derivatives the Funds may use include futures contracts (including those related to indexes) and forward contracts, and purchasing and/or writing (selling) put and call options on securities, securities indexes, futures contracts, and foreign currencies, and purchasing equity-linked notes. Balanced Fund also may invest in mortgage-related securities. The Funds have limits on the use of derivatives and are not required to use them in seeking their investment objectives.

Certain strategies may hedge all or a portion of a Fund's portfolio against price fluctuations. Other strategies, such as buying futures and call options, would tend to protect a Fund against increases in the prices of securities or other instruments the Fund intends to buy. Forward contracts, futures contracts and options may be used to try to manage foreign currency risks on a Fund's foreign investments. Options trading may involve the payment of premiums and has special tax effects on a Fund.

There are special risks in using particular derivative strategies. Using derivatives can cause a Fund to lose money on its investments and/or increase the volatility of its share prices. In addition, the successful use of derivatives draws upon skills and experience that are different from those needed to select the other securities in which the Funds invest. Should interest rates, foreign currency exchange rates, or the prices of securities or financial indexes move in an unexpected manner, a Fund may not achieve the desired benefit of these instruments, or may realize losses and be in a worse position than if the instruments had not been used. A Fund could also experience losses if the prices of its derivative positions were not correlated with its other investments or if it could not close out a position because of an illiquid market. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instrument to make required payments or otherwise comply with the derivative instrument's terms.

Securities of Other Investment Companies

The Funds may acquire securities of other investment companies, including exchange-traded funds ("ETFs"), subject to the limitations of the Investment Company Act of 1940 ("1940 Act") and the conditions of exemptive orders issued by the SEC. The Funds' purchase of securities of other investment companies will result in the payment of additional management fees and may result in the payment of additional distribution fees.

The Funds may invest their uninvested cash reserves in shares of one or more money market funds advised by affiliates of Founders in accordance with the 1940 Act and the rules thereunder.

ETFs are open-end investment companies or unit investment trusts that are registered under the 1940 Act. The shares of ETFs are listed and traded on stock exchanges at market prices. Since ETF shares can be bought and sold like ordinary stocks throughout the day, the Funds may invest in ETFs in order to equitize cash, achieve exposure to a broad basket of securities in a single transaction, or for other reasons.

An investment in an ETF generally presents the same primary risks as an investment in a conventional fund (i.e., one that is not exchange-traded) that has the same investment objectives, strategies, and policies. The price of an ETF can fluctuate up or down, and the Funds can lose money investing in an ETF if the prices of the securities owned by the ETF go down. In addition, ETFs are subject to the following risks that do not apply to conventional funds: (i) the market price of an ETF's shares may trade above or below their net asset value; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally.

As with traditional mutual funds, ETFs charge asset-based fees, although these fees tend to be relatively low. ETFs do not charge initial sales charges or redemption fees and investors pay only customary brokerage fees to buy and sell ETF shares.

Temporary Defensive Investments

In times of unstable or adverse market or economic conditions, up to 100% of the assets of the Funds can be invested in temporary defensive instruments in an effort to enhance liquidity or preserve capital. Temporary defensive investments generally include cash, cash equivalents such as commercial paper, money market instruments, short-term debt securities, U.S. government securities, or repurchase agreements. The Funds could also hold these types of securities pending the investment of proceeds from the sale of Fund shares or portfolio securities, or to meet anticipated redemptions of Fund shares. To the extent a Fund invests defensively in these securities, it might not achieve its investment objective.

Portfolio Turnover

The Funds do not have any limitations regarding portfolio turnover. A Fund may engage in short-term trading to try to achieve its objective and may have portfolio turnover rates significantly in excess of 100%. A portfolio turnover rate of 100% is equivalent to a Fund buying and selling all of the securities in its portfolio once during the course of a year. The portfolio turnover rates of the Funds may be higher than other mutual funds with the same investment objectives. Higher portfolio turnover rates increase the brokerage costs a Fund pays and may adversely affect its performance.

If a Fund realizes capital gains when it sells portfolio investments, it generally must pay those gains out to shareholders, increasing their taxable distributions. This may adversely affect the after-tax performance of the Funds for shareholders with taxable accounts. The Funds' portfolio turnover rates for prior years are included in the "Financial Highlights" section of this Prospectus. The Funds' current and future portfolio turnover rates may differ significantly from their historical portfolio turnover rates.

Portfolio Holdings

Each Fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, on the Funds' website at www.founders.com under Fund Prices & Information. This information will be posted on the Funds' website on the last day of the month following the month for which such information is applicable, unless the month for which such information is applicable is the last month of a calendar quarter, in which case the information will be posted on the Funds' website on the 15th day of the month following the month for which such information is applicable. The information will remain accessible on the Funds' website at least until the date on which the Funds file a Form N-Q or Form N-CSR with the SEC for the period that includes the date as of which the website information is current. A complete description of the Funds' policies and procedures with respect to the disclosure of the Funds' portfolio securities is available in the Funds' SAI.

More About Risk

Like all investments in securities, you risk losing money by investing in the Funds. The Funds' investments are subject to changes in their value from a number of factors:

Stock Market Risk. The market value of the stocks and other securities owned by the Funds will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence.

Company Risk. The stocks in the Funds' portfolios may not perform as expected. Factors that can negatively affect a particular stock's price include poor earnings reports by the issuer, loss of major customers or management team members, major litigation against the issuer, or changes in government regulations affecting the issuer or its industry.

Opportunity Risk. There is the risk of missing out on an investment opportunity because the assets necessary to take advantage of the opportunity are held in other investments.

Investment Style Risk. Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. Consequently, the Funds' returns may vary considerably from other equity funds using different investment styles. For example, the market may not favor the growth style of investing used by all Funds except Passport Fund. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns.

By investing in a mix of growth and value companies, the Passport Fund assumes the risks of both. Value stocks involve the risk that they may never reach what the portfolio managers believe is their full market value, either because the market fails to recognize the stock's intrinsic worth or the portfolio managers misgauged that worth. Value stocks also may decline in price even though in theory they are already undervalued.

Foreign Investment Risk. Investments in foreign securities involve different risks than U.S. investments. These risks include:

Market Risk. Foreign markets have substantially less trading volume than U.S. markets, and are not generally as liquid as, and may be more volatile than, those in the United States. Brokerage commissions and other transaction costs are generally higher than in the United States, and settlement periods are longer.

Regulatory Risk. There may be less governmental supervision of foreign stock exchanges, security brokers, and issuers of securities, and less public information about foreign companies. Also, accounting, auditing, and financial reporting standards may be less uniform than in the United States. Exchange control regulations or currency restrictions could prevent cash from being brought back to the United States. Some foreign companies may exclude U.S. investors, such as the Funds, from participating in beneficial corporate actions, such as rights offerings. As a result, a Fund may not realize the same value from a foreign investment as a shareholder residing in that country. The Funds may be subject to withholding taxes and could experience difficulties in pursuing legal remedies and collecting judgments.

Currency Risk. International Equity and Passport Funds' assets are invested primarily in foreign securities, as are a significant portion of the assets of Worldwide Growth Fund. Since a substantial portion of these Funds' revenues is received in foreign currencies, these Funds' net asset values will be affected by changes in currency exchange rates to a greater extent than funds investing primarily in domestic securities. These Funds pay dividends, if any, in U.S. dollars and incur currency conversion costs.

Political Risk. Foreign investments may be subject to expropriation or confiscatory taxation; limitations on the removal of cash or other assets of the Fund; and political, economic or social instability.

Emerging Markets Risk. The Funds may invest in emerging market countries. These are markets in countries that are in the initial stages of their industrial cycle. Such countries are subject to more economic, political, and business risk than major industrialized nations, and the securities issued by companies located there may have more volatile share prices and be less liquid than those of securities issued by companies in later stages of the industrial cycle.

Recoveries in Securities Litigation Proceedings. The historical performance records of certain Funds have benefited from amounts received by the Funds from the settlement of class action lawsuits against certain issuers of securities in which the Funds had invested. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.

Risk of Fixed-Income Investments. The Funds' investments in fixed-income securities are subject to interest rate risk and credit risk.

Interest Rate Risk. When interest rates change, the value of the fixed-income portion of a Fund will be affected. An increase in interest rates tends to reduce the market value of debt securities, while a decline in interest rates tends to increase their values.

Credit Risk. The value of the debt securities held by a Fund fluctuates with the credit quality of the issuers of those securities. Credit risk relates to the ability of the issuer to make payments of principal and interest when due, including default risk. Moody's Investors Service, Inc. considers debt securities rated Baa and below to have speculative characteristics. Securities issued by certain U.S. government agencies and instrumentalities are not supported by the full faith and credit of the U.S. Treasury, but only by their ability to borrow from the Treasury, other forms of governmental support, or by their own credit. Therefore these securities have greater risk than Treasury securities.

Management

Investment Adviser

Founders serves as investment adviser to each of the Funds and is responsible for selecting the Funds' investments and handling their day-to-day business. Founders' corporate offices are located at 210 University Boulevard, Suite 800, Denver, Colorado 80206-4658.

Founders and its predecessor companies have operated as investment advisers since 1938. Founders also serves as investment sub-adviser to other investment companies.

Founders is a wholly-owned subsidiary of Dreyfus Service Corporation (the "Distributor"), which is a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus"). Founders is the growth specialist affiliate of Dreyfus, a leading mutual fund complex with approximately $190 billion under management in 206 mutual fund portfolios as of December 31, 2006. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial had approximately $5.5 trillion in assets under management, administration or custody, including $995 billion under management, as of December 31, 2006.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. ("BNY") announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Founders would become an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of BNY's and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and BNY expect the transaction to be completed in the third quarter of 2007.

In addition to managing each Fund's investments, Founders also provides certain related administrative services to each Fund. For these investment and related administrative services, each Fund pays Founders a management fee. Each Fund's management fee for the fiscal year ended December 31, 2006 was the following percentage of the respective Fund's average daily net assets:

Balanced Fund	0.65%
Discovery Fund	0.94%
Equity Growth Fund	0.65%
Growth Fund	0.77%
International Equity Fund	0.75%
Mid-Cap Growth Fund	0.80%
Passport Fund	1.00%
Worldwide Growth Fund	1.00%

A discussion regarding the basis for the Board's approval of the Funds' investment advisory agreement with Founders is available in each Fund's Annual Report for the year ended December 31, 2006.

Founders' Investment Management Team

To facilitate day-to-day fund management, we use a team system for our Funds.   There are three equity investment teams, each targeted toward a particular area of the market: domestic small-capitalization, domestic mid- to large-capitalization, and international investments. Each team is composed of portfolio managers and research analysts. They are supported by portfolio traders and, with respect to the domestic teams, a group of core research analysts.

Each of these investment professionals shares ideas, information, knowledge, and expertise to assist in the management of the Funds. Daily decisions on security selection for each Fund rest with the portfolio manager(s) assigned to the Fund. Through participation in the team process, the manager uses the input, research, and recommendations of the rest of the management team in making purchase and sale decisions. Please see the Fund Summaries for information on each Fund's portfolio manager(s).

Distributor

The Funds' distributor is Dreyfus Service Corporation. The Distributor may provide cash payments out of its own resources to financial intermediaries that sell shares of the Funds or provide other services. Such payments are separate from any 12b-1 or sub-transfer agency fees paid by the Funds to those intermediaries. Because those payments are not made by you or the Funds, each Fund's total expense ratio will not be affected by any such payments. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, record-keeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid from the Distributor's own resources to intermediaries for inclusion of the Funds on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, the Distributor also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets, or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended. In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the Funds to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of Fund shares or the provision of services to the Funds.

Code of Ethics

The Funds, Founders and the Distributor have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by a Fund. The Founders code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Founders' employees does not disadvantage any Founders-managed fund.

About Your Investment

Your Share Price

The price you pay for a Class F share of a Fund, and the price you receive upon selling or redeeming a Class F share of a Fund, is called the Class' net asset value ("NAV"). We calculate NAV by dividing the total net assets of Class F of a Fund by its total number of Class F shares outstanding. We determine the NAV as of the close of regular trading on the New York Stock Exchange ("NYSE") (usually 4:00 p.m. Eastern time) every day the NYSE is open. NAV is not calculated, and you may not conduct Fund transactions, on days the NYSE is closed (generally weekends and New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day). However, the Funds may conduct portfolio transactions on those days, particularly in foreign markets. Those transactions, and changes in the value of the Funds' foreign securities holdings on such days, may affect the value of Fund shares on days when you will not be able to purchase, exchange, or redeem shares. The NAV of your shares when you redeem them may be more or less than the price you originally paid, depending primarily upon the Fund's investment performance.

Generally, debt securities with remaining maturities of 60 days or less at the time of purchase are valued using the amortized cost method. All other investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when trading in a security has been suspended or when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before a Fund calculates its NAV), the Fund may value those investments at fair value as determined in accordance with procedures approved by the Fund's Board. Fair value of investments may be determined by the Fund's Board or its valuation committee in good faith using such information as it deems appropriate under the circumstances.

Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. The Funds may use fair value prices obtained from such a pricing service in lieu of the closing prices from foreign markets in valuing foreign equity securities on days when movements in the U.S. stock market are determined to have materially affected the value of those securities subsequent to the closing of the foreign markets. In addition to establishing the fair value of securities, another objective of this policy is to attempt to reduce the possibility that an investor may seek to take advantage of any disparity between the foreign securities' closing market prices and their fair value by engaging in "time zone arbitrage." See "Doing Business with Dreyfus Founders Funds – Frequent Trading." Accordingly, the Funds that invest a significant portion of their assets in foreign equity securities (the International Equity, Passport and Worldwide Growth Funds) are likely to use fair value pricing more frequently than Funds that invest substantially all of their assets in domestic securities.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their NAVs. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the NAV of the applicable Fund.

We will price your purchase, exchange, or redemption of Fund Class F shares at the next NAV calculated after your request is received in good order by us or by certain other agents of the Funds or the Distributor. If we receive a written transaction request in a language other than English, we may be required to have the request translated into English by a translation service in order to have a clear understanding of the shareholder's instructions. In that event, the request will not be deemed to be in good order until the translation is received.

Investing in the Funds
Class F Shares
Each Fund offers multiple classes of shares. This Prospectus describes Class F shares. The other classes of shares have sales charges and different fee structures, and are offered by a separate prospectus which is available from our financial services representatives. All share classes of a Fund invest in the same underlying portfolio of securities and have the same management team. However, because of different fees and expenses, the performance of share classes varies.

Grandfathered Shareholders
Class F shares of a Fund can be purchased only by:

- Persons or entities who have continuously maintained a Fund account since December 30, 1999.
- Any person or entity listed in the account registration for any Fund account that has been continuously maintained since December 30, 1999, such as joint owners, trustees, custodians, and designated beneficiaries.
- Retirement plans (such as 401(k) plans) that have continuously maintained a Fund account since December 30, 1999. Any such plan may extend the privilege of purchasing Class F shares to new plan participants, and the plan participants may purchase Class F shares with rollover retirement funds.
- Customers of certain financial institutions which offer retirement or other eligible benefit plan programs, wrap accounts or other fee-based advisory programs, or insurance company separate accounts, and which have had relationships with Founders and/or any Fund continuously since December 30, 1999.

- Founders employees, Fund Board members, and their immediate families.
- Persons or entities who receive Class F shares in the form of a gift or inheritance from the shareholders described above.

For more detailed information about eligibility, please call 1-800-525-2440. If you hold Fund shares through a broker/dealer or other financial institution, your eligibility to purchase Class F shares may differ depending on that institution's policies.

Growth and Passport Fund Shareholders
Growth and Passport Funds are closed to new investors. Shareholders of these Funds who maintain open Fund accounts may make additional purchases and reinvest dividends and capital gains distributions into their Growth or Passport Fund accounts, as applicable. Participants in certain retirement plans which have established Growth or Passport Fund as an investment option may open new Growth or Passport Fund accounts, respectively, through their plans. With respect to Growth Fund only, new accounts may also be opened by wrap accounts that are approved by the Distributor and that previously established the Growth Fund as an investment option under the wrap accounts. In addition, employees of Founders and Fund Board members may also open accounts in Growth or Passport Fund, if they do so directly with the Distributor.

Growth or Passport Fund shareholders who close their accounts may be prohibited from reactivating their accounts or opening new Growth or Passport Fund accounts, as applicable. This restriction applies to investments made directly with the Distributor as well as investments made through financial institution intermediaries, such as brokers, banks or financial advisers. Investors may have to show they are eligible to purchase Growth or Passport Fund shares, as applicable, before an investment is accepted. These Funds may resume sales of shares to new investors at some future date, but there are no current plans to do so.

Proposed Reorganization
On January 17, 2007, the Board approved, subject to shareholder approval, a Plan of Reorganization which provides for the transfer of the Growth Fund's assets to the Equity Growth Fund in a tax-free exchange for shares of the Equity Growth Fund and the assumption by the Equity Growth Fund of the Growth Fund's stated liabilities, the distribution of shares of the Equity Growth Fund to Growth Fund shareholders and the subsequent termination of the Growth Fund. If approved, the reorganization is expected to be completed in the second quarter of 2007. The Growth Fund was closed to new investors in anticipation of this proposed reorganization.

Types of Accounts

The following types of account registrations are available:

Individual or Joint Tenant
Individual accounts have a single owner. Joint accounts have two or more owners. Unless specified otherwise, we set up joint accounts with rights of survivorship, which means that upon the death of one account holder, ownership passes to the remaining account holder(s).

Transfer on Death

A way to designate beneficiaries on an Individual or Joint Tenant account. We will provide the rules governing this type of account when the account is established.

UGMA or UTMA

(Uniform Gifts to Minors Act or Uniform Transfers to Minors Act) These accounts are a way to give money to a child or to help a child invest on his/her own. Depending on state laws, we will set up the account as a UGMA or UTMA.

Trust

The trust needs to be effective and a Multi-Purpose Certification Form completed before we can establish this type of account.

Corporation or Other Entity

A corporation or entity may own an account. Please either attach a certified copy of your corporate resolution showing the person(s) authorized to act on this account or complete a Multi-Purpose Certification Form.

Retirement Accounts

You may set up the following retirement accounts by completing an IRA Account Application:

Traditional IRA

Any adult under age 70½ who has earned income may contribute up to $4,000 (or 100% of compensation, whichever is less) annually to an IRA for the 2007 tax year, and up to $5,000 for the 2008 tax year. If your spouse is not employed, you can contribute up to $8,000 annually to two IRAs ($10,000 for the 2008 tax year), as long as no more than $4,000 is contributed to a single account ($5,000 for the 2008 tax year). In addition, qualifying investors (those who are age 50 or over and have sufficient earned income) may be eligible to make additional "catch-up" contributions to their IRAs.

Rollover IRA

Distributions from qualified employer-sponsored retirement plans (and, in most cases, from any IRA) retain their tax advantages when rolled over to an IRA within 60 days of receipt. You also need to complete an IRA Transfer, Direct Rollover, and Conversion Form.

Roth IRA

Allows for two types of purchases:

Contributions. Any adult who has earned income below certain income limits may contribute up to the same limits in place for traditional IRAs. Contributions to a Roth IRA are not tax-deductible, but distributions, including earnings, may be withdrawn tax-free after five years for qualified events such as retirement.

You may elect to have both traditional IRAs and Roth IRAs, provided that your combined contributions do not exceed the annual limitations.

Conversions. Conversions/distributions from traditional IRAs to Roth IRAs are taxable at the time of their conversion, but after five years may then be distributed tax-free for qualified events such as retirement. Only individuals with incomes below certain thresholds may convert their traditional IRAs to Roth IRAs.

SEP-IRA

Allows self-employed persons or small business owners to make direct contributions to employees' IRAs with minimal reporting and disclosure requirements.

Each year you will be charged a single $10 custodial fee for all IRA accounts maintained under your Social Security number. This fee will be waived if the aggregate value of your IRA accounts is $5,000 or more. This fee may be changed upon 30 days' notice.

Profit-Sharing and Money Purchase Pension Plan

A retirement plan that allows self-employed persons or small business owners and their employees to make tax-deductible contributions for themselves and any eligible employees.

401(k) Plan

A retirement plan that allows employees of corporations of any size to contribute a percentage of their wages on a tax-deferred basis.

Call 1-800-525-2440 for additional information about these retirement accounts.

We recommend that you consult your tax adviser regarding the particular tax consequences of these retirement plan options.

Investment Minimums

Minimum Initial Investments

To open a Fund account, please enclose a check payable to "Dreyfus Founders Funds, Inc." for one of the following amounts:

- $1,000 minimum for most regular accounts
- $500 minimum for IRA and UGMA/UTMA accounts
- No minimum if you begin an Automatic Investment Plan or Payroll Deduction of $50 or more per month or per pay period

Minimum Additional Investments

- $100 for payments made by mail, TeleTransfer, wire, and online
- $50 for Automatic Investment Plan payments
- $50 for payroll deduction

Exchange Privilege

You can exchange Class F shares of any Fund for Class F shares of another Fund, subject to the terms of this Prospectus. In addition, the Funds have established an exchange privilege with Dreyfus Liquid Assets, Inc. ("DLA"), a money market fund advised by Dreyfus. This privilege allows Class F shareholders of the Funds to exchange their shares for Class 1 shares of DLA, and for such exchanging shareholders, as well as DLA shareholders who are former shareholders of Dreyfus Founders Money Market Fund (which was reorganized into DLA on September 22, 2006), to exchange their Class 1 DLA shares for the Class F shares of the Funds, subject to the terms of this Prospectus. Exchanges between the Funds and DLA may be completed using any of the methods described in the following table. Investors may obtain a free copy of DLA's prospectus by calling 1-800-525-2440. Be sure to read the current prospectus for any fund into which you are exchanging before investing.

Doing Business with Dreyfus Founders Funds

	How to Open a Class F Account
By Phone 1-800-525-2440	If your account with us has telephone exchange privileges, you can call to open a Class F account in another Fund by exchange. The names and registrations need to be identical on both accounts. Otherwise, you must complete a New Account Application and send it in with your investment check.
By Mail Dreyfus Founders Funds, Inc. P.O. Box 55360 Boston, MA 02205-8252 If you are using certified or registered mail or an overnight delivery service, send your correspondence to: Dreyfus Founders Funds, Inc. 30 Dan Road Canton, MA 02021-2809	Complete the proper application. Make your check payable to "Dreyfus Founders Funds, Inc." We cannot establish new accounts with third-party checks.
By Wire	Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, National Association, with these instructions: • ABA #011001234 • DDA #562602 • Fund name • your account number • name(s) of investor(s) • "new account" Once you receive confirmation in the mail of your wire, please mail us your completed application.
Through Our Website www.founders.com Online account access is not available on all accounts.	Download, complete and mail a signed printout of the proper application.
Through Automatic Transaction Plans	Automatic Investment Plan (AIP) allows you to make electronic purchases directly from a checking or savings account. The minimum to open an account is $50 per month. Once established, AIP purchases take place automatically on approximately the 5th and/or 20th of the month. We charge no fee for AIP.
FastLine™ 1-800-947-FAST (3278) Automated telephone account access service	Follow instructions provided when you call to open a Class F account in a new Fund.

How to Add to a Class F Account	How to Redeem Class F Shares	How to Exchange Class F Shares
TeleTransfer allows you to make electronic purchases directly from a checking or savings account at your request. You may establish TeleTransfer when your account is opened, or add it later by completing an Account Changes Form. We charge no fee for TeleTransfer transactions.	We can send proceeds only to the address or bank of record. Minimum redemption-$100; $1,000 minimum for a redemption by wire. Phone redemption is not available on retirement accounts and certain other accounts. You may add phone redemption privileges by completing an Account Changes Form.	If you have telephone exchange privileges, you may exchange from one Fund to another. The names and registrations need to be identical on both accounts.
Make your check payable to "Dreyfus Founders Funds, Inc." Enclose a purchase stub (from your most recent confirmation or quarterly statement); if you do not have one, write the Fund name and your account number on the check. For IRAs, please state the contribution year. The Funds do not normally accept third-party checks.	In a letter, please tell us the number of shares or dollars you wish to redeem, the name(s) of the account owner(s), the Fund and account number, and your Social Security or tax identification number. All account owners need to sign the request exactly as their names appear on the account. We can send proceeds only to the address or bank of record.	In a letter, include the name(s) of the account owner(s), the Fund and account number you wish to exchange from, your Social Security or tax identification number, the dollar or share amount, and the account you wish to exchange into. The names and registrations need to be identical on both accounts. All account owners need to sign the request exactly as their names appear on the accounts. Investors (other than financial services firms) may fax exchange requests to us at 1 516-338-3646.
Have your bank send your investment to Mellon Trust of New England, National Association, with these instructions: • ABA #011001234 • DDA #562602 • Fund name • name(s) of investor(s) • your account number	$6 fee; $1,000 minimum. Monies are usually received the business day after the date you sell. Unless otherwise specified, we will deduct the fee from your redemption proceeds.	Not applicable.
You may purchase shares through our website if you have TeleTransfer.	You may redeem shares through our website if you have TeleTransfer. We can send proceeds to your bank of record. Online redemptions are not available on retirement accounts and certain other accounts.	You may exchange shares using our website if you have telephone exchange privileges.
Automatic Investment Plan (AIP) allows you to make electronic purchases directly from a checking or savings account. The minimum to open an account is $50 per month. Once established, AIP purchases take place automatically on approximately the 5th and/or 20th of the month. We charge no fee for AIP.	Systematic Withdrawal Plan permits you to receive a fixed sum on a monthly, quarterly or annual basis from accounts with a value of $5,000 or more. Payments may be sent electronically to your bank of record or to you in check form.	Fund-to-Fund Investment Plan allows you to automatically exchange a fixed dollar amount from one Fund to purchase shares in another Fund.
Follow instructions provided when you call to add to your account via TeleTransfer.	We can send proceeds only to the bank of record. Minimum redemption-$100. Phone redemption is not available on retirement accounts and certain other accounts. You may add phone redemption privileges by completing an Account Changes Form.	Follow instructions provided when you call. $100 minimum.

Redeeming Shares

Shares Recently Purchased by Check or TeleTransfer

Redemptions of shares purchased by check (other than purchases by cashier's check) or TeleTransfer will be placed on hold until your check has cleared (which may take up to eight business days). During this time, you may make exchanges to another Fund but may not receive the proceeds of redemption. Although payment may be delayed, the price you receive for your redeemed shares will not be affected.

Individual, Joint Tenant, Transfer on Death, and UGMA/UTMA Accounts

If requesting a redemption in writing, a letter of instruction needs to be signed by all account owners as their names appear on the account.

Retirement Accounts

Please call 1-800-525-2440 for the appropriate form.

Trust Accounts

The trustee needs to sign a letter indicating his/her capacity as trustee. If the trustee's name is not in the account registration, you will need to provide a certificate of incumbency dated within the past 60 days or other documentation acceptable to us.

Corporation or Other Entity

A certified corporate resolution complete with a corporate seal or signature guarantee needs to be provided. At least one person authorized to act on the account needs to sign the letter.

Signature Guarantee

For your protection, we require a guaranteed signature if you request:

- a redemption check made payable to anyone other than the shareholder(s) of record
- a redemption check mailed to an address other than the address of record
- a redemption check or wire sent to a bank other than the bank we have on file
- a redemption check for $10,000 or more mailed to an address of record that has been changed within 30 days of your request
- a redemption for $100,000 or more from an account that does not have telephone redemption privileges (excluding accounts held by a corporation)

You can have your signature guaranteed at a:

- bank
- broker/dealer
- credit union (if authorized under state law)
- securities exchange/association
- clearing agency
- savings association

Please note that a notary public cannot provide a signature guarantee.

Redemption Proceeds

We can deliver redemption proceeds to you:

By Check. Checks are sent to the address of record. If you request that a check be sent to another address, we require a signature guarantee. (See "Signature Guarantee" above) If you don't specify, we will deliver proceeds via check. No interest will accrue on amounts represented by uncashed redemption checks.

By Wire. $6 fee; $1,000 minimum. Proceeds are usually received the business day after the date you sell. Unless otherwise specified, we will deduct the fee from your redemption proceeds.

By TeleTransfer. No fee. Proceeds are usually transferred to your bank two business days after you sell. Call your bank to find out when monies are accessible.

Transaction Policies

We can execute transaction requests only if they are in good order. You will be contacted in writing if we encounter processing problems. Call 1-800-525-2440 if you have any questions about these procedures.

We cannot accept conditional transactions requesting that a transaction occur on a specific date or at a specific share price.

Transactions Conducted by Phone, Fax, FastLine™, or through Our Website.

The Funds, Founders, the Distributor and their agents are not responsible for the authenticity of purchase, exchange, or redemption instructions received by phone, fax, FastLine, or through our website.

By signing a New Account Application or an IRA Account Application (unless specifically declined on the Application), by providing other written (for redemptions), verbal (for exchanges), or electronic authorization, or by requesting Automatic Investment Plan or payroll deduction privileges, you agree to release the Funds, Founders, the Distributor and their agents from any and all liability for acts or omissions done in good faith under the authorizations contained in the application or provided through our website, including their possibly effecting unauthorized or fraudulent transactions.

As a result of your executing such a release, you bear the risk of loss from an unauthorized or fraudulent transaction. However, if we fail to employ reasonable procedures to attempt to confirm that telephone or Internet instructions are genuine, the Fund may be liable for any resulting losses. These security procedures include, but are not necessarily limited to, one or more of the following:

- requiring personal identification prior to acting upon instructions
- providing written confirmation of such transactions
- tape-recording telephone instructions

Effective Date of Transactions

Transaction requests received in good order prior to the close of the NYSE on a given date will be effective on that date. We consider investments to be received in good order when all required documents and your check or wired funds are received by us or by certain other agents of the Funds or the Distributor. Under certain circumstances, payment of redemption proceeds may be delayed for up to seven calendar days to allow for the orderly liquidation of securities. Also, when the NYSE is closed (or when trading is restricted) for any reason other than its customary weekend or holiday closings, or under any emergency circumstances, as determined by the SEC, we may suspend redemptions or postpone payments. If you are unable to reach us by phone or the Internet, consider sending your order by overnight delivery service.

Transactions Conducted Through Third Parties

If you invest through a third party (rather than directly with the Funds), the policies and fees may be different from those described herein. Banks, brokers, 401(k) plans, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares.

Fax Transmissions

Exchange instructions may be faxed, but we cannot process redemption requests received by fax.

Certificates

The Funds do not issue share certificates. If you are selling shares previously issued in certificate form, you need to include the certificates along with your redemption/exchange request. If you have lost your certificates, please call us.

U.S. Dollars

Purchases need to be made in U.S. dollars, and checks need to be drawn on U.S. banks. We cannot accept cash.

Returned Checks

If your check is returned due to insufficient funds, we will cancel your purchase, and you may be liable for any losses or fees incurred by the Fund or its agents. If you are a current shareholder, shares may be redeemed from other accounts, if needed, to reimburse the Fund.

Confirmation Statements

We will send you a confirmation after each transaction, except in certain retirement accounts and where the only transaction is a dividend or capital gain reinvestment or an Automatic Investment Plan purchase. In those cases, your quarterly account statement serves as your confirmation.

Account Minimums

The Funds require you to maintain a minimum of $1,000 per account ($500 for IRAs and UGMAs/UTMAs), unless you are investing under an Automatic Investment Plan or payroll deduction. If at any time, due to redemptions or exchanges, or upon the discontinuance of an Automatic Investment Plan or payroll deduction, the total value of your account falls below this minimum, we may either charge a fee of $10, which will be automatically deducted from your account, or close your account and mail the proceeds to the address of record.

We will base the decision to levy the fee or close the account on our determination of what is best for the Fund. We will give you at least 60 days' written notice informing you that your account will be closed or that the $10 fee will be charged, so that you may make an additional investment to bring the account up to the required minimum balance.

Frequent Trading

The Funds are designed for long-term investors. Frequent purchases, redemptions, and exchanges may disrupt portfolio management strategies and harm Fund performance by diluting the value of Fund shares and increasing brokerage and administrative costs. As a result, the Funds' Board has adopted a policy of discouraging excessive trading, short-term market timing, and other abusive trading practices ("frequent trading") that could adversely affect the Funds and their operations. Founders, the Funds and the Distributor will not enter into arrangements with any person or group to permit frequent trading. Accordingly, each Fund reserves the right to reject any purchase or exchange request, including those from any individual or group who, in the Fund's view, is likely to engage in frequent trading.

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the Funds may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

We monitor selected transactions to identify frequent trading. When our surveillance systems identify multiple roundtrips, we evaluate trading activity in the account for evidence of frequent trading. We consider the investor's trading history in other accounts under common ownership or control, in other Dreyfus Founders, Dreyfus, and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while we seek to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, we seek to make these judgments to the best of our abilities in a manner that we believe is consistent with shareholder interests. If we conclude the account is likely to engage in frequent trading, we may reject the purchase or exchange, which may occur on the following business day. We may also temporarily or permanently bar such investor's future purchases into the Fund in lieu of, or in addition to, rejecting the trade. At our discretion, we may apply these restrictions across all accounts under common ownership, control, or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial institution intermediaries such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Our ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial institution intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the Distributor and financial institution intermediaries include obligations to comply with the terms of this Prospectus. Further, all intermediaries have been requested in writing to notify the Distributor immediately if, for any reason, they cannot meet their commitment to make Fund shares available in accordance with the terms of this Prospectus and relevant rules and regulations.

The risks of frequent trading may be more significant for mutual funds that invest in securities that are more difficult to value or that are susceptible to price arbitrage, such as foreign securities. For example, a fund with significant investments in foreign securities that trade in markets that close some time before the time at which the fund calculates its net asset value potentially is subject to the risk of time zone arbitrage — a market timing strategy that seeks to take advantage of changes in the value of a fund's portfolio holdings during the period between the close of the markets in which the fund's portfolio securities primarily trade and the close of the NYSE. One of the objectives of the fair valuation procedures adopted by the Funds' Board is to protect the Funds against time zone arbitrage, as well as other trading practices that may seek to take advantage of stale prices. See "About Your Investment – Your Share Price."

Although the Funds' frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Systematic Withdrawal Plans, Fund-to-Fund Investment Plans and automatic non-discretionary rebalancing programs approved in writing by us generally are not considered to be frequent trading.

We reserve the right to:
- reject any investment, exchange request or application
- cancel any purchase due to nonpayment
- modify the conditions of purchase at any time
- change or discontinue the exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change investment minimum or maximum amounts
- limit the amount that may be purchased
- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)
- close an account if a shareholder is deemed to engage in activities which are illegal or otherwise believed to be detrimental to the Funds

The Funds also reserve the right to make a "redemption in kind"—payment in portfolio securities rather than cash—if the amount you are redeeming is large enough to affect Fund operations. This right may be exercised only if the amount of your redemptions exceeds the lesser of $250,000 or 1% of a Fund's net assets in any 90-day period.

For More Information About Your Account

Investor Services
Our Investor Services Representatives are available to assist you. For your protection, we record calls to Investor Services. Call 1-800-525-2440.

24-Hour Account Information
- **By Phone:** 1-800-947-FAST (3278) FastLine™, our automated telephone service, enables you to access account information, conduct exchanges and purchases and request duplicate statements and tax forms 24 hours a day with a touch-tone phone.
- **From Our Website:** By visiting www.founders.com, you can access the latest Fund performance returns, daily prices, portfolio manager commentaries, educational articles, and much more 24 hours a day. Shareholders may access account transaction histories, quarterly statements, and account balances, and conduct purchase, exchange, and redemption transactions. Online account access is not available on all accounts.

Daily Closing Prices
FastLine™ features the latest Class F closing prices for the Funds, updated each business day. Call 1-800-947-FAST (3278) 24 hours a day, or reach us on the Internet at www.founders.com.

For some of the Funds, Class F prices for the prior business day are listed in the business section of most major daily newspapers. Look in the Mutual Funds section under "Dreyfus Founders."

Establishing Additional Services

Many convenient service options are available for accounts. You may call 1-800-525-2440 to request a form or download a form at www.founders.com to establish the following services:

Automatic Investment Plan (AIP)
Allows you to make automatic purchases of at least $50 from a bank account once or twice a month. See "How to Add to a Class F Account Through Automatic Transaction Plans."

TeleTransfer Program
Allows you to purchase or redeem Fund shares with a phone call or on our website at any time. Purchase or redemption amounts are automatically transferred to/from your bank account. If you select an Automatic Investment Plan (see above), you are automatically authorized to participate in the TeleTransfer program.

Telephone/Online Redemptions
Available for regular (non-retirement) accounts only.

Telephone/Online Exchanges
Allows you to exchange money between identically registered accounts.

Dividend and Long-Term Capital Gain Distribution Options
If the Funds pay dividends or capital gains, either or both may be paid in cash or reinvested. The payment method for short-term capital gain distributions is the same as you elect for dividends.

Systematic Withdrawal Plan
Permits you to receive a fixed sum on a monthly, quarterly or annual basis from accounts with a value of $5,000 or more. Withdrawals may be sent electronically to your bank or to you by check.

If a shareholder elects to receive systematic withdrawals by check and either the U.S. Postal Service cannot deliver the check, or we receive notice that the shareholder is deceased, we reserve the right to terminate the shareholder's systematic withdrawal plan.

Fund-to-Fund Investment Plan
Allows you to automatically exchange a fixed dollar amount each month from one Fund to purchase shares in another Fund.

Distribution Purchase Program
Permits you to have capital gain distributions and/or dividends from one Fund automatically reinvested in another Fund account having a balance of at least $1,000 ($500 for IRAs or UGMA/UTMAs).

Payroll Deduction
Allows you to make automatic purchases of at least $50 per pay period through payroll deduction.

Householding
To keep the Funds' costs as low as possible, we deliver a single copy of most financial reports and prospectuses to shareholders who share an address, even if the accounts are registered under different names. This process, known as "householding," does not apply to account statements. You may, of course, request an additional copy of a prospectus or financial report at any time. If you would like to receive separate mailings, please call us and we will begin individual delivery

within 30 days of your request. If you'd like to reduce mailbox clutter even more, sign up at www.founders.com/ecommunications to receive hyperlinks to these documents by e-mail.

Dividends and Distributions

Discovery, Equity Growth, Growth, International Equity, Mid-Cap Growth, Passport and Worldwide Growth Funds intend to distribute any tax-based net realized investment income on an annual basis each December. Balanced Fund intends to distribute any tax-based net realized investment income on a quarterly basis every March, June, September, and December.

All Funds intend to distribute any tax-based net realized capital gains each December. From time to time, the Funds may make distributions in addition to those described above.

You have the option of reinvesting income dividends and capital gain distributions in shares of the Funds or receiving these distributions in cash. Dividends and any distributions from the Funds are automatically reinvested in additional shares unless you elect to receive these distributions in cash. If you have elected to receive your dividends or capital gains in cash and the Postal Service cannot deliver your checks, or if your checks remain uncashed for six months, we reserve the right to reinvest your distribution checks in your account at the then-current net asset value and to reinvest all the account's subsequent distributions in shares of that Fund. No interest will accrue on amounts represented by uncashed distribution checks.

Taxes

The Funds distribute to their shareholders any net investment income and net realized capital gains they receive. Fund dividends and capital gain distributions are taxable to most investors (unless your investment is an IRA or other tax-advantaged account). The tax status of any distribution is generally the same regardless of how long you have been in the Fund and whether you reinvest your distributions or receive them in cash.

Dividends of net investment income from the Funds, such as dividends and interest on investments, will be taxable to you at your ordinary income tax rate or, for qualified dividends from domestic corporations and certain qualified foreign corporations, at a reduced rate. A portion of the dividends may qualify for dividends-received deduction for corporations.

In addition, the Funds realize capital gains and losses when they sell securities for more or less than they paid. If total gains on sales exceed total losses (including losses carried forward from prior years), the Fund has a net realized capital gain. Net realized capital gains are divided into short-term and long-term capital gains depending on how long the Fund held the security that gave rise to the gains. The Funds' capital gain distributions consist of long-term capital gains that are taxable at the applicable capital gains rates. All distributions of short-term capital gains will be taxable to you as ordinary income and included in your dividends.

You may also realize capital gains or losses when you sell or exchange a Fund's shares at more or less than you originally paid. Because everyone's tax situation is unique, we encourage you to consult your tax professional about federal, state and local tax consequences.

Shareholder and Transfer Agency Services

The Funds have entered into a shareholder services agreement with the Distributor pursuant to which the Distributor provides certain shareholder-related services to the Funds. The Funds pay the Distributor a monthly fee for these services. Out of this fee, the Distributor pays the per account fees charged by the Funds' transfer agent, Dreyfus Transfer, Inc. (the "Transfer Agent").

Registered broker/dealers, third-party administrators of tax-qualified retirement plans, and other entities which establish omnibus accounts with the Funds may provide sub-transfer agency, recordkeeping, or similar services to participants in the omnibus accounts. This reduces or eliminates the need for those services to be provided by the Distributor and/or the Transfer Agent. In such cases, the Funds may pay a sub-transfer agency or recordkeeping fee based on the number of participants in the entity's omnibus account. Entities receiving such fees may also receive 12b-1 fees.

Financial Highlights

The financial highlights tables are intended to help you understand each Fund's financial performance for the five years ended December 31, 2006. Certain information reflects financial results for a single Fund share. The total returns in the table represent the return that an investor would have earned (or lost) on an investment in Class F shares of a Fund, assuming reinvestment of all dividends and distributions.

These financial highlights have been audited by PricewaterhouseCoopers LLP, the Funds' independent registered public accounting firm during these periods. PricewaterhouseCoopers LLP's report and the Funds' financial statements are included in the Funds' 2006 Annual Reports, which are available upon request or at www.founders.com.

Dreyfus Founders Balanced Fund-Class F

Year ended December 31,	2006	2005	2004	2003	2002
PER SHARE OPERATING DATA					
Net Asset Value, beginning of period	$ 8.59	$ 8.46	$ 7.88	$ 6.69	$ 8.20
INVESTMENT OPERATIONS:					
Investment income—net	0.13	0.09	0.08	0.06	0.07
Net realized and unrealized gain (loss) on investments	0.72	0.14	0.59	1.20	(1.50)
Total from investment operations	0.85	0.23	0.67	1.26	(1.43)
DISTRIBUTIONS:					
Dividends from investment income—net	(0.24)	(0.10)	(0.09)	(0.07)	(0.08)
Net Asset Value, end of period	$ 9.20	$ 8.59	$ 8.46	$ 7.88	$ 6.69
Total return	9.91%	2.75%	8.58%	18.96%	(17.46%)
RATIOS/SUPPLEMENTAL DATA					
Ratio of total expenses to average net assets	1.42%	1.43%	1.34%	1.54%	1.43%
Ratio of net expenses to average net assets	1.42%	1.40%	1.33%	1.54%	1.42%
Ratio of net investment income to average net assets	1.41%	1.14%	1.08%	0.93%	0.99
Portfolio turnover rate[a]	197%	181%	134%	108%	122%
Net assets, end of period ($ x 1,000)	$ 58,969	$ 68,926	$ 89,701	$ 119,835	$ 130,314

[a] Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Dreyfus Founders Discovery Fund-Class F

Year ended December 31,	2006	2005	2004	2003	2002
PER SHARE OPERATING DATA					
Net Asset Value, beginning of period	$ 28.58	$ 28.77	$ 25.98	$ 19.04	$ 28.45
INVESTMENT OPERATIONS:					
Investment (loss)—net	(0.34)[a]	(0.30)[a]	(0.69)	(0.35)	(0.36)
Net realized and unrealized gain (loss) on investments	1.79	0.11	3.48	7.29	(9.05)
Total from investment operations	1.45	(0.19)	2.79	6.94	(9.41)
Net Asset Value, end of period	$ 30.03	$ 28.58	$ 28.77	$ 25.98	$ 19.04
Total return	5.08%	(0.66%)	10.74%	36.45%	(33.08%)
RATIOS/SUPPLEMENTAL DATA					
Ratio of total expenses to average net assets	1.53%	1.46%	1.35%	1.53%	1.41%
Ratio of net expenses to average net assets	1.52%	1.45%	1.34%	1.53%	1.40%
Ratio of net investment (loss) to average net assets	(1.16%)	(1.09%)	(1.08%)	(1.29%)	(1.13%)
Portfolio turnover rate[b]	202%	160%	98%	130%	128%
Net assets, end of period ($ x 1,000)	$ 238,015	$ 351,087	$ 550,622	$ 638,880	$ 498,970

[a] Based on average shares outstanding at each month end.
[b] Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Dreyfus Founders Equity Growth Fund-Class F

Year ended December 31,	2006	2005	2004	2003	2002
PER SHARE OPERATING DATA					
Net Asset Value, beginning of period	$ 5.18	$ 4.96	$ 4.57	$ 3.50	$ 4.69
INVESTMENT OPERATIONS:					
Investment (loss)—net	0.01[a]	0.00[a]	0.02	0.00[b]	0.00[b]
Net realized and unrealized gain (loss) on investments	0.68	0.23	0.39	1.07	(1.19)
Total from investment operations	0.69	0.23	0.41	1.07	(1.19)
DISTRIBUTIONS:					
Dividends from investment income—net	(0.01)	(0.01)	(0.02)	(0.00)[b]	(0.00)[b]
Net Asset Value, end of period	$ 5.86	$ 5.18	$ 4.96	$ 4.57	$ 3.50
Total return	13.25%	4.64%	8.97%	30.67%	(25.33%)
RATIOS/SUPPLEMENTAL DATA					
Ratio of total expenses to average net assets[c]	1.10%	1.13%	1.06%	1.13%	1.08%
Ratio of net expenses to average net assets	1.10%	1.12%	1.06%	1.13%	1.08%
Ratio of net investment income to average net assets	0.20%	0.11%	0.56%	0.06%	0.11%
Portfolio turnover rate[c]	110%	126%	115%	123%	152%
Net assets, end of period ($ x 1,000)	$ 220,502	$ 215,556	$ 233,410	$ 233,333	$ 191,701

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Dreyfus Founders Growth Fund-Class F

Year ended December 31,	2006	2005	2004	2003	2002
PER SHARE OPERATING DATA					
Net Asset Value, beginning of period	$ 10.97	$ 10.58	$ 9.83	$ 7.48	$ 10.53
INVESTMENT OPERATIONS:					
Investment income (loss)—net	(0.02)[a]	(0.02)[a]	0.03[a]	(0.17)	(0.22)
Net realized and unrealized gain (loss) on investments	1.46	0.45	0.72	2.52	(2.83)
Total from investment operations	1.44	0.43	0.75	2.35	(3.05)
DISTRIBUTIONS:					
Dividends from investment income—net	0.00	(0.04)	–	–	–
Net Asset Value, end of period	$ 12.41	$ 10.97	$ 10.58	$ 9.83	$ 7.48
Total return	13.13%	4.08%	7.63%	31.42%	(28.96%)
RATIOS/SUPPLEMENTAL DATA					
Ratio of total expenses to average net assets	1.41%	1.38%	1.33%	1.47%	1.38%
Ratio of net expenses to average net assets	1.41%	1.37%	1.33%	1.47%	1.37%
Ratio of net investment income (loss) to average net assets	(0.14%)	(0.18%)	0.30%	(0.41%)	(0.46%)
Portfolio turnover rate[b]	103%	120%	107%	124%	139%
Net assets, end of period ($ x 1,000)	$ 320,733	$ 331,585	$ 406,550	$ 484,742	$ 443,307

[a] Based on average shares outstanding at each month end.
[b] Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Dreyfus Founders International Equity Fund-Class F

Year ended December 31,	2006	2005	2004	2003	2002
PER SHARE OPERATING DATA					
Net Asset Value, beginning of period	$ 13.46	$ 11.92	$ 9.78	$ 7.18	$ 10.03
INVESTMENT OPERATIONS:					
Investment income (loss)—net	0.11[a]	0.11[a]	0.08[a]	(0.01)	(0.05)
Net realized and unrealized gain (loss) on investments	3.29	1.55	2.14	2.68	(2.79)
Total from investment operations	3.40	1.66	2.22	2.67	(2.84)
DISTRIBUTIONS:					
Dividends from investment income—net	(0.10)	(0.12)	(0.08)	(0.07)	(0.01)
Net Asset Value, end of period	$ 16.76	$ 13.46	$ 11.92	$ 9.78	$ 7.18
Total return	25.27%	13.91%	22.70%	37.17%	(28.30%)
RATIOS/SUPPLEMENTAL DATA					
Ratio of total expenses to average net assets	2.04%	2.28%	2.10%	2.52%	2.13%
Ratio of net expenses to average net assets	1.40%	1.40%	1.40%	1.40%	1.40%
Ratio of net investment income (loss) to average net assets	0.75%	0.92%	0.76%	0.80%	0.12%
Portfolio turnover rate[b]	79%	54%	85%	144%	220%
Net assets, end of period ($ x 1,000)	$ 14,225	$ 11,485	$ 10,885	$ 9,837	$ 9,321

[a] Based on average shares outstanding at each month end.
[b] Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Dreyfus Founders Mid-Cap Growth Fund-Class F

Year ended December 31,	2006	2005	2004	2003	2002
PER SHARE OPERATING DATA					
Net Asset Value, beginning of period	$ 4.78	$ 4.24	$ 3.58	$ 2.62	$ 3.47
INVESTMENT OPERATIONS:					
Investment income (loss)—net	(0.03)[a]	(0.12)	(0.03)[a]	0.02	(0.04)
Net realized and unrealized gain (loss) on investments	1.17	0.66	0.69	0.94	(0.81)
Total from investment operations	1.14	0.54	0.66	0.96	(0.85)
Net Asset Value, end of period	$ 5.92	$ 4.78	$ 4.24	$ 3.58	$ 2.62
Total return	23.85%	12.74%	18.44%	36.64%	(24.50%)
RATIOS/SUPPLEMENTAL DATA					
Ratio of total expenses to average net assets	1.33%	1.41%	1.33%	1.51%	1.56%
Ratio of net expenses to average net assets	1.33%	1.39%	1.33%	1.50%	1.56%
Ratio of net investment (loss) to average net assets	(0.62%)	(0.77%)	(0.87%)	(1.01%)	(1.22%)
Portfolio turnover rate[b]	104%	211%	147%	160%	216%
Net assets, end of period ($ x 1,000)	$ 147,410	$ 110,170	$ 119,273	$ 159,161	$ 89,970

[a] Based on average shares outstanding at each month end.
[b] Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Dreyfus Founders Passport Fund-Class F

Year ended December 31,	2006	2005	2004	2003	2002
PER SHARE OPERATING DATA					
Net Asset Value, beginning of period	$ 20.11	$ 16.76	$ 14.24	$ 8.13	$ 9.67
INVESTMENT OPERATIONS:					
Investment (loss)—net	(0.04)[a]	(0.13)[a]	(0.11)[a]	(0.14)	(0.23)
Net realized and unrealized gain (loss) on investments	6.14	3.48	2.63	6.25	(1.31)
Total from investment operations	6.10	3.35	2.52	6.11	(1.54)
Net Asset Value, end of period	$ 26.21	$ 20.11	$ 16.76	$ 14.24	$ 8.13
Total return	30.33%	19.99%	17.70%	75.15%	(15.93%)
RATIOS/SUPPLEMENTAL DATA					
Ratio of total expenses to average net assets	1.93%	2.24%	2.00%	2.40%	2.21%
Ratio of net expenses to average net assets	1.85%	2.08%	1.89%	2.31%	2.18%
Ratio of net investment (loss) to average net assets	(0.20%)	(0.76%)	(0.75%)	(0.45%)	(0.74%)
Portfolio turnover rate[b]	73%	729%	648%	707%	495%
Net assets, end of period ($ x 1,000)	$ 72,043	$ 64,112	$ 75,677	$ 78,759	$ 50,742

[a] Based on average shares outstanding at each month end.
[b] Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Dreyfus Founders Worldwide Growth Fund-Class F

Year ended December 31,	2006	2005	2004	2003	2002
PER SHARE OPERATING DATA					
Net Asset Value, beginning of period	$ 14.26	$ 12.86	$ 11.41	$ 8.33	$ 11.72
INVESTMENT OPERATIONS:					
Investment (loss)—net	(0.05)[a]	(0.02)[a]	(0.21)	(0.13)	(0.13)
Net realized and unrealized gain (loss) on investments	2.75	1.42	1.66	3.21	(3.26)
Total from investment operations	2.70	1.40	1.45	3.08	(3.39)
Net Asset Value, end of period	$ 16.96	$ 14.26	$ 12.86	$ 11.41	$ 8.33
Total return	18.93%	10.89%	12.71%	36.97%	(28.92%)
RATIOS/SUPPLEMENTAL DATA					
Ratio of total expenses to average net assets	2.03%	1.96%	1.80%	1.98%	1.84%
Ratio of net expenses to average net assets	1.98%	1.91%	1.77%	1.97%	1.84%
Ratio of net investment (loss) to average net assets	(0.38%)	(0.17%)	(0.13%)	(0.47%)	(0.55%)
Portfolio turnover rate[b]	114%	120%	130%	138%	211%
Net assets, end of period ($ x 1,000)	$ 54,158	$ 53,184	$ 61,038	$ 70,566	$ 59,890

[a] Based on average shares outstanding at each month end.
[b] Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

For Further Information

More information about the Funds is available to you free of charge. The Funds' Annual and Semiannual Reports contain the Funds' financial statements, portfolio holdings, and historical performance. You will also find a discussion of the market conditions and investment strategies that significantly affected the Funds' performance during the periods covered by these reports. In addition, a current Statement of Additional Information ("SAI") containing more detailed information about the Funds and their policies has been filed with the Securities and Exchange Commission (the "SEC") and is incorporated by reference as part of this Prospectus. You can request copies of the Annual and Semiannual Reports and the SAI, or obtain other information:

By Telephone	Call 1-800-525-2440
By Mail	Dreyfus Founders Funds
	144 Glenn Curtiss Boulevard
	Uniondale, NY 11556-0144
By E-Mail	Send your request or inquiry to comments@founders.com.
On the Internet	Fund documents can be viewed and downloaded at www.founders.com.
	Fund documents also can be viewed and downloaded from the EDGAR database on the Securities and Exchange Commission's Internet site at www.sec.gov.
By E-Mail, Mail or in Person from the Securities and Exchange Commission (you will pay a copying fee)	E-mail the Securities and Exchange Commission at publicinfo@sec.gov. Visit or write: SEC's Public Reference Section Washington, D.C. 20549-0102 1-202-942-8090



Dreyfus Founders Funds
The Growth Specialists

A-236-PRS-07   Dreyfus Founders Funds' SEC File No. 811-01018

Dreyfus Founders
Balanced Fund

Pursuing current income and capital appreciation
through investments in stocks and bonds

PROSPECTUS May 1, 2007

Class A, B, C, R and T Shares



Dreyfus
A Mellon Financial Company℠

Dreyfus Founders Balanced Fund

Ticker Symbols	
Class A:	**FRIDX**
Class B:	**FRIBX**
Class C:	**FRICX**
Class R:	**FRIRX**
Class T:	**FRIUX**

Contents

The Fund

Your Investment

For More Information

See back cover.

The Fund



INVESTMENT APPROACH

The fund seeks current income and capital appreciation. To pursue this goal, the fund normally invests in a balanced portfolio of common stocks, U.S. and foreign government securities, and a variety of corporate fixed-income obligations.

- For the equity portion of its portfolio, the fund emphasizes investments in common stocks with the potential for capital appreciation. These stocks generally pay regular dividends, although the fund may also invest in non-dividend-paying companies if they offer better prospects for capital appreciation. Normally, the fund will invest a significant percentage (at least 25%, but no more than 75%) of its total assets in equity securities.

- The fund will maintain a minimum of 25% of its total assets in fixed-income securities. Fixed-income securities in which the fund might invest include bonds, debentures, and other corporate or government obligations. Current income and the potential for capital appreciation are considered in the selection of these securities. Normally, the fund will not invest more than 75% of its total assets in fixed-income securities, but the fund may invest up to 100% of its assets in such securities for temporary defensive purposes.

- The fund also may invest up to 30% of its total assets in foreign securities (not including U.S. dollar-denominated foreign debt obligations), with no more than 25% of its total assets invested in the securities of any one foreign country.

Founders Asset Management LLC (Founders) manages the equity portion of the fund using a "growth style" of investing, searching for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. Founders uses a consistent, bottom-up approach to build equity portfolios which emphasizes individual stock selection. We go beyond Wall Street analysis and perform intensive qualitative and quantitative in-house research to determine whether companies meet our investment criteria.

Founders continually monitors the securities in the fund's portfolio, and will consider selling a security if its business momentum deteriorates or valuation becomes excessive. Founders also may sell a security if an event occurs that contradicts Founders' rationale for owning it, such as a deterioration in the company's financial fundamentals. In addition, Founders may sell a security if better investment opportunities emerge elsewhere. Founders also may liquidate a security if Founders changes the fund's industry or sector weightings.

For more information on the securities held by the fund, see "For More Information — Portfolio Holdings."



MAIN RISKS

The principal risks of investing in this fund are:

- *Stock market risk.* The market value of the stocks and other securities owned by the fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. In addition, whether or not Founders' assessment of a company's potential to increase earnings faster than the rest of the market is correct, the securities in the portfolio may not increase in value, and could decrease in value.

- *Interest rate risk.* When interest rates change, the value of the fixed-income portion of the fund will be affected. An increase in interest rates tends to reduce the market value of debt securities, while a decline in interest rates tends to increase their values.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the fund's share price. Although the fund's bond investments are primarily in investment grade bonds, it may invest up to 15% of the fixed-income portion of its total assets in high yield ("junk") bonds which involve greater credit risk, including the risk of default, than investment grade bonds and are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. The prices of high yield bonds can fall dramatically in response to bad news about the issuer or its industry, or the economy in general.

- *Sector risk.* The fund may overweight or underweight certain market sectors relative to its benchmark index, which may cause the fund's performance to be more or less sensitive to developments affecting those sectors.

- *Asset allocation risk.* The fund's asset allocation between equities and fixed-income securities will vary depending on the portfolio managers' evaluation of general market and economic conditions. If this assessment is incorrect, the fund's returns may vary considerably from other balanced funds with different equity/fixed income asset allocations.

- *Derivatives risk.* The fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and interest rates). The use of derivatives involves risks different from, and possibly greater than, the risks associated with investing directly in the underlying assets, and can cause the fund to lose money on its investments. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments.

- *Foreign investment risk.* Investments in foreign securities involve different risks than U.S. investments, including less trading volume and liquidity, increased volatility, fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

- *Initial public offerings.* The fund may purchase securities of companies in initial public offerings ("IPOs"). The number of IPOs brought to market, and the prices at which the newly issued stocks trade, are affected by the performance of the stock market as a whole. When IPOs are brought to market, the fund may not be able to purchase as many shares as it would like, or any at all, due to limited availability. The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund, and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

Key concepts

Growth companies: companies whose earnings are expected to grow faster than the overall market.

"Bottom-up" approach: choosing fund investments by analyzing the fundamentals of individual companies one at a time rather than focusing on broader market themes.

Dividend: a payment of stock or cash from a company's profits to its stockholders.

Debt security: represents money borrowed that must be repaid to the lender at a future date. Bonds, notes, bills, and money market instruments are all examples of debt securities.

Bond: an IOU issued by a government or corporation that pays a stated rate of interest and returns the face value on the maturity date.



PAST PERFORMANCE

The following information illustrates the risks of investing in the fund. The bar chart shows the fund's Class A performance from year to year. The performance figures do not reflect sales loads, and would be lower if they did. All performance figures reflect the reinvestment of dividends and capital gain distributions. Past performance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*
Class A shares



Best Quarter:	Q4 '01	+12.98%
Worst Quarter:	Q3 '01	-17.46%

The following table compares the performance of each share class to the performance of appropriate broad-based indexes. The fund's returns include applicable sales loads and reflect the reinvestment of dividends and capital gain distributions. The returns of the indexes account for both change in security price and reinvestment of dividends, do not reflect the impact of taxes, and, except as noted, do not

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

reflect the costs of managing a mutual fund. You may not invest directly in these indexes. Past performance, both before and after taxes, is no guarantee of future results.

Average annual total returns *as of 12/31/06[1]*

	1 Year	5 Years	Since inception[2]
Class A *returns before taxes*	**9.66%**	**3.54%**	**-0.65%**
Class A *returns after taxes on distributions*	**2.70%**	**2.01%**	**-1.86%**
Class A *returns after taxes on distributions and sale of fund shares*	**2.34%**	**1.83%**	**-1.46%**
Class B *returns before taxes*	**8.75%**	**2.76%**	**-1.28%**
Class C *returns before taxes*	**8.87%**	**2.58%**	**-1.68%**
Class R *returns before taxes*	**10.10%**	**3.51%**	**-0.58%**
Class T *returns before taxes*	**9.56%**	**3.66%**	**-0.60%**
S&P 500 Index[3]	**15.79%**	**6.19%**	**1.13%**
Lipper Balanced Fund Index[3]	**11.60%**	**6.51%**	**4.47%**

[1] *The fund's average annual total returns for Class R and Class T shares reflect the expense reimbursement described below under "Expenses."*

[2] *Inception date 12/31/99.*

[3] *The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. Unlike the fund, it does not contain a fixed-income component. Accordingly, the fund also compares its performance to the Lipper Balanced Fund Index, which is an equal dollar weighted index of the largest mutual funds within the Balanced Fund classification, as defined by Lipper. This index reflects the expenses of managing the mutual funds included in the index.*

After-tax performance is shown only for Class A shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's individual tax situation and may differ from those shown. The after-tax return information shown above does not apply to fund shares held through tax-deferred accounts, such as 401(k) plans or individual retirement accounts.



EXPENSES

As a fund shareholder, you pay certain fees and expenses in connection with the fund, which are described in the tables below.

Fee table

	Class A	Class B[1]	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none[2]	4.00	1.00	none	none[2]
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	0.65	0.65	0.65	0.65	0.65
Rule 12b-1 fee	none	0.62[3]	0.75	none	0.25
Shareholder services fee	0.25	0.25	0.25	none	0.25
Other expenses	0.66	1.04	0.88	0.73[4]	0.81[4]
Total annual fund operating expenses *without reimbursements*	1.56	2.56	2.53	1.38[4]	1.96[4]
Reimbursements	0.00	0.00	0.00	(0.17)[4]	(0.17)[4]
Net annual fund operating expenses *with reimbursements*	1.56	2.56	2.53	1.21[4]	1.79[4]

[1] *Class B shares of the fund are available only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds.*

[2] *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

[3] *Class B shares ceased paying Rule 12b-1 fees to the fund's distributor in late 2006 in accordance with regulatory requirements that limit the amount of sales charges a mutual fund may impose based on sales of the fund's shares. Class B shares may resume paying Rule 12b-1 fees at an annual rate of 0.75% in the future if permitted to do so by applicable regulation.*

[4] *Founders has agreed to reimburse (or to cause its affiliates to reimburse) the Class R and Class T share classes for certain transfer agency expenses pursuant to a written contractual commitment. This commitment will extend through at least August 31, 2007, and will not be terminated without prior notice to the Fund's Board of Directors.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$725	$1,039	$1,376	$2,325
Class B				
with redemption	$659	$1,096	$1,560	$2,425*
without redemption	$259	$796	$1,360	$2,425*
Class C				
with redemption	$356	$788	$1,345	$2,866
without redemption	$256	$788	$1,345	$2,866
Class R	$123	$420	$739	$1,643
Class T	$624	$1,022	$1,445	$2,619

* Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual return and expenses will be different, the example is for comparison only. The 1-year example and the first year of the 3-year, 5-year, and 10-year examples are based on net fund operating expenses with reimbursements. The 3-year, 5-year, and 10-year examples are based on total annual fund operating expenses without reimbursements for each year after year one.

Key concepts

Contingent deferred sales charge (CDSC): a back-end sales charge payable if shares are redeemed within a certain time period.

Management fee: the fee paid to Founders for managing the fund's portfolio and assisting in other aspects of the fund's operations.

Rule 12b-1 fee: the fee paid to the fund's distributor to finance the sale and distribution of Class B, Class C, and Class T shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services.

Other expenses: expenses paid by the fund for custodian, transfer agency and accounting agent services, and other customary fund services. The fund also makes payments to certain financial institution intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.


This section discusses other investment strategies that may be used by the fund and provides more detailed information about the risks associated with those strategies. Although we might not use all of the different techniques and investments described below, some of these techniques are designed to help reduce investment or market risks. The Statement of Additional Information (SAI) contains more detailed information about the fund's investment policies and risks.

Other portfolio investments and strategies

ADRs. The fund may invest in American Depositary Receipts and American Depositary Shares (collectively, ADRs) as a way to invest in foreign securities. ADRs are receipts representing shares of a foreign corporation held by a U.S. bank that entitle the holder to all dividends and capital gains on the underlying foreign shares. ADRs are typically denominated in U.S. dollars and trade in the U.S. securities markets. ADRs are subject to many of the same risks as direct investments in foreign securities. These risks include fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Derivative instruments. Unlike stocks or bonds that represent actual ownership of the equity or debt of an issuer, derivatives are instruments that derive their value from an underlying security, index, or other financial instrument. Derivatives may be used for the following purposes: to hedge risks inherent in a fund's portfolio, to enhance the potential return of a portfolio, to diversify a portfolio, to equitize cash, to reduce transaction costs associated with managing a portfolio, and/or to implement a fund's investment strategy through investments that may be more tax-efficient than a direct equity investment. Derivatives the fund may use include futures contracts (including those related to indexes) and forward contracts, and purchasing and/or writing (selling) put and call options on securities, securities indexes, futures contracts, and

foreign currencies, and purchasing equity-linked notes. The fund may also invest in mortgage-related securities. The fund has limits on the use of derivatives and is not required to use them in seeking its investment objectives.

Certain strategies may hedge all or a portion of the fund's portfolio against price fluctuations. Other strategies, such as buying futures and call options, would tend to protect the fund against increases in the prices of securities or other instruments the fund intends to buy. Forward contracts, futures contracts and options may be used to try to manage foreign currency risks on the fund's foreign investments. Options trading may involve the payment of premiums and has special tax effects on the fund.

There are special risks in using particular derivative strategies. Using derivatives can cause the fund to lose money on its investments and/or increase the volatility of its share prices. In addition, the successful use of derivatives draws upon skills and experience that are different from those needed to select the other securities in which the fund invests. Should interest rates, foreign currency exchange rates, or the prices of securities or financial indexes move in an unexpected manner, the fund may not achieve the desired benefit of these instruments, or may realize losses and be in a worse position than if the instruments had not been used. The fund could also experience losses if the prices of its derivative positions were not correlated with its other investments or if it could not close out a position because of an illiquid market. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instrument to make required payments or otherwise comply with the derivative instrument's terms.

Securities of other investment companies. The fund may acquire securities of other investment companies, including exchange-traded funds (ETFs), subject to the limitations of the Investment Company Act of 1940 (1940 Act) and the conditions of exemptive orders issued by the Securities and Exchange Commission (SEC). The fund's purchase of securities of other investment companies will result in the payment of additional management fees and may result in the payment of additional distribution fees.

The fund may invest its uninvested cash reserves in shares of one or more money market funds advised by affiliates of Founders in accordance with the 1940 Act and the rules thereunder.

ETFs are open-end investment companies or unit investment trusts that are registered under the 1940 Act. The shares of ETFs are listed and traded on stock exchanges at market prices. Since ETF shares can be bought and sold like ordinary stocks throughout the day, the fund may invest in ETFs in order to equitize cash, achieve exposure to a broad basket of securities in a single transaction, or for other reasons.

An investment in an ETF generally presents the same primary risks as an investment in a conventional fund (*i.e.*, one that is not exchange-traded) that has the same investment objectives, strategies, and policies. The price of an ETF can fluctuate up or down, and the fund can lose money investing in an ETF if the prices of the securities owned by the ETF go down. In addition, ETFs are subject to the following risks that do not apply to conventional funds: (i) the market price of an ETF's shares may trade above or below their net asset value; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally.

As with traditional mutual funds, ETFs charge asset-based fees, although these fees tend to be relatively low. ETFs do not charge initial sales charges or redemption fees and investors pay only customary brokerage fees to buy and sell ETF shares.

Temporary defensive investments. In times of unstable or adverse market or economic conditions, up to 100% of the fund's assets can be invested in temporary defensive instruments in an effort to enhance liquidity or preserve capital. Temporary defensive investments generally include cash, cash equivalents such as commercial paper, money market instruments, short-term debt securities, U.S. government securities, or repurchase agreements. The fund also could hold these types of securities pending the investment of proceeds from the sale of fund shares or portfolio securities, or to meet anticipated redemptions of fund shares. To the extent the fund invests defensively in these securities, it might not achieve its investment objective.

Portfolio turnover. The fund does not have any limitations regarding portfolio turnover. The fund may engage in short-term trading to try to achieve its objective and may have portfolio turnover rates significantly in excess of 100%. A portfolio turnover rate of 100% is equivalent to the fund buying and selling all of the securities in its portfolio once during the course of a year. The portfolio turnover rate of the fund may be higher than other mutual funds with the same investment objective. Higher portfolio turnover rates increase the brokerage costs the fund pays and may adversely affect its performance.

If the fund realizes capital gains when it sells portfolio investments, it generally must pay those gains out to shareholders, increasing their taxable distributions. This may adversely affect the after-tax performance of the fund for shareholders with taxable accounts. The fund's portfolio turnover rates for prior years are included in the "Financial Highlights" section of this prospectus. The fund's current and future portfolio turnover rates may differ significantly from its historical portfolio turnover rates.

More about risk

Like all investments in securities, you risk losing money by investing in the fund. The fund's investments are subject to changes in their value from a number of factors.

- **Company risk.** The stocks in the fund's portfolio may not perform as expected. Factors that can negatively affect a particular stock's price include poor earnings reports by the issuer, loss of major customers or management team members, major litigation against the issuer, or changes in government regulations affecting the issuer or its industry.

- **Opportunity risk.** There is the risk of missing out on an investment opportunity because the assets necessary to take advantage of the opportunity are held in other investments.

- **Investment style risk.** Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the fund's growth style of investing, and the fund's returns may vary considerably from other balanced funds using different investment styles. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns.



MANAGEMENT

Investment adviser

Founders serves as investment adviser to the fund and is responsible for selecting the fund's investments and handling its day-to-day business. Founders' corporate offices are located at 210 University Boulevard, Suite 800, Denver, Colorado 80206-4658.

Founders and its predecessor companies have operated as investment advisers since 1938. Founders also serves as investment adviser to other series funds of Dreyfus Founders Funds, Inc., as well as investment sub-adviser to other investment companies. Founders is a wholly owned subsidiary of Dreyfus Service Corporation (DSC), which is a wholly owned subsidiary of The Dreyfus Corporation (Dreyfus). Founders is the growth specialist affiliate of Dreyfus, a leading mutual fund complex with approximately $190 billion under management in 206 mutual fund portfolios as of December 31, 2006. Dreyfus is a wholly owned subsidiary of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial had approximately $5.5 trillion in assets under management, administration or custody, including $995 billion under management, as of December 31, 2006.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. (BNY) announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Founders would become an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of BNY's and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and BNY expect the transaction to be completed in the third quarter of 2007.

In addition to managing the fund's investments, Founders also provides certain related administrative services to the fund. For these investment and administrative services, the fund pays Founders a management fee. The fund's management fee for the fiscal year ended December 31, 2006 was 0.65% of the fund's average daily net assets. A discussion regarding the basis for the board's approval of the fund's investment advisory agreement with Founders is available in the fund's annual report for the year ended December 31, 2006.

To facilitate day-to-day fund management, Founders uses a team system. Each team is composed of portfolio managers and research analysts, and is supported by a group of core research analysts as well as portfolio traders. Each individual shares ideas, information, knowledge, and expertise to assist in the management of the fund. Daily decisions on security selection for the fund are made by the portfolio managers. Through participation in the team process, the portfolio managers use the input, research, and recommendations of the rest of the management team in making purchase and sale decisions.

The fund is co-managed by two portfolio managers, John B. Jares, who manages the equity portion of the fund, and Catherine A. Powers, who manages the fixed-income portion of the fund. Mr. Jares, a vice president of investments and a chartered financial analyst, has been a portfolio manager of the fund since 2001. He is a portfolio manager at The Boston Company Asset Management, LLC, an affiliate of Founders, where he has been employed since July 2006. He has also been employed by Founders since 2001. Mr. Jares was formerly a vice president and senior portfolio manager at Delaware Investments from 2000 to 2001, a vice president and portfolio manager at Berger LLC from 1997 to 2000, and a large-cap equity analyst and subsequently a co-portfolio manager at Founders from

1994 to 1997. Ms. Powers has been a co-portfolio manager of the fund and an employee of Founders since August 2006. She also is a chartered financial analyst, and is employed as a senior portfolio manager for active core strategies, responsible for high grade core and core plus fixed-income strategies, with Standish Mellon Asset Management Company LLC (Standish Mellon), an affiliate of Founders. She joined Standish Mellon in 1988. In prior positions with Standish Mellon, Ms. Powers was the director of structured finance and liquid products research, coordinating strategy with respect to mortgage-related and asset-backed securities.

The fund's SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of fund shares.

Distributor

The fund's distributor is Dreyfus Service Corporation. The fund's distributor may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are separate from any sales charges, 12b-1 fees, sub-transfer agency fees and/or shareholder services fees paid by the fund to those intermediaries. Because those payments are not made by you or the fund, the fund's total expense ratio will not be affected by any such payments. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, record-keeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid from the fund's distributor's own resources to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, the fund's distributor also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets, or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended. In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

Code of ethics

The fund, Founders and the fund's distributor have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Founders code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Founders' employees does not disadvantage any Founders-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the five years ended December 31, 2006. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and capital gain distributions. The financial information has been audited by PricewaterhouseCoopers LLP, the fund's independent registered public accounting firm during these periods, whose report and the fund's financial statements are included in the fund's 2006 annual report, which is available upon request.

Class A Shares		*Year Ended December 31,*				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		8.58	8.45	7.88	6.68	8.18
Investment operations:	Investment income − net	.12[1]	0.08	0.08	0.05	0.05
	Net realized and unrealized gains (losses) on investments	.71	0.13	0.57	1.20	(1.51)
Total from investment operations		.83	0.21	0.65	1.25	(1.46)
Distributions:	Dividends from investment income − net	(.21)	(0.08)	(0.08)	(0.05)	(0.04)
Net asset value, end of period		9.20	8.58	8.45	7.88	6.68
Total Return (%)[2]		9.66	2.51	8.31	18.81	(17.85)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.56	1.69	1.49	1.83	1.89
Ratio of net expenses to average net assets		1.56	1.66	1.48	1.83	1.89
Ratio of net investment income to average net assets		1.28	0.90	0.96	0.63	0.56
Portfolio turnover rate[3]		197	181	134	108	122
Net assets, end of period ($ x 1,000)		1,976	1,760	1,682	1,572	1,243

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class B Shares		Year Ended December 31,				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		8.50	8.37	7.80	6.63	8.11
Investment operations:	Investment income (loss) − net	.02[1]	0.01[1]	0.01	0.01	(0.01)
	Net realized and unrealized gains (losses) on investments	.72	0.13	0.58	1.17	(1.47)
Total from investment operations		.74	0.14	0.59	1.18	(1.48)
Distributions:	Dividends from investment income − net	−	(0.01)	(0.02)	(0.01)	0.00[2]
Net asset value, end of period		9.24	8.50	8.37	7.80	6.63
Total Return (%)[3]		8.75	1.66	7.63	17.76	(18.21)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.56	2.47	2.21	2.53	2.54
Ratio of net expenses to average net assets		2.56	2.45	2.21	2.53	2.54
Ratio of net investment income (loss) to average net assets		.25	0.08	0.23	(0.08)	(0.10)
Portfolio turnover rate[4]		197	181	134	108	122
Net assets, end of year ($ x 1,000)		442	1,053	1,625	1,647	1,181

[1] Based on average shares outstanding at each month end.

[2] Amount represents less than $.01 per share.

[3] Exclusive of sales charge.

[4] Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Class C Shares		Year Ended December 31,				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		8.36	8.24	7.69	6.54	8.04
Investment operations:	Investment income (loss) − net	.03[1]	0.00[1,2]	0.01[1]	(0.01)	(0.17)
	Net realized and unrealized gains (losses) on investments	.71	0.13	0.56	1.16	(1.33)
Total from investment operations		.74	0.13	0.57	1.15	(1.50)
Distributions:	Dividends from investment income − net	(.05)	(0.01)	(0.02)	0.00[3]	0.00
Net asset value, end of period		9.05	8.36	8.24	7.69	6.54
Total Return (%)[3]		8.87	1.54	7.42	17.59	(18.66)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.53	2.54	2.35	2.69	3.48
Ratio of net expenses to average net assets		2.53	2.51	2.34	2.69	3.48
Ratio of net investment income (loss) to average net assets		.31	0.02	0.08	(0.17)	(1.05)
Portfolio turnover rate[4]		197	181	134	108	122
Net assets, end of year ($ x 1,000)		181	189	264	295	248

[1] *Based on average shares outstanding at each month end.*

[2] *Amount represents less than $.01 per share.*

[3] *Exclusive of sales charge.*

[4] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class R Shares		Year Ended December 31,				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		8.56	8.43	7.86	6.68	8.18
Investment operations:	Investment income (loss) − net	.15	0.11	0.09	0.16	(0.16)
	Net realized and unrealized gains (losses) on investments	.71	0.14	0.58	1.05	(1.34)
Total from investment operations		.86	0.25	0.67	1.21	(1.50)
Distributions:	Dividends from investment income − net	(.28)	(0.12)	(0.10)	(0.03)	0.00
Net asset value, end of period		9.14	8.56	8.43	7.86	6.68
Total Return (%)		10.10	3.01	8.63	18.12	(18.34)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.38	1.36	1.35	2.62	19.52
Ratio of net expenses to average net assets		1.21	1.17	1.21	2.37	4.24
Ratio of net investment income (loss) to average net assets		1.62	1.38	1.21	0.01	(1.77)
Portfolio turnover rate[1]		197	181	134	108	122
Net assets, end of period ($ x 1,000)		46	54	59	72	11

[1] Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Class T Shares		*Year Ended December 31,*				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		8.81	8.68	8.09	6.88	8.17
Investment operations:	Investment income (loss) − net	.10	.05	.03	.21	(.37)
	Net realized and unrealized gains (losses) on investments	.74	.14	.62	1.00	(.92)
Total from investment operations		.84	.19	.65	1.21	(1.29)
Distributions:	Dividends from investment income − net	(.18)	(.06)	(.06)	.00[1]	.00
Net asset value, end of period		9.47	8.81	8.68	8.09	6.88
Total Return (%)[2]		9.56	2.21	8.01	17.65	(15.79)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.96	2.15	2.02	3.18	14.63
Ratio of net expenses to average net assets		1.79	1.87	1.77	2.73	2.59
Ratio of net investment income (loss) to average net assets		1.06	.69	.66	(.29)	(.31)
Portfolio turnover rate[3]		197	181	134	108	122
Net assets, end of period ($ x 1,000)		57	35	35	36	13

[1] *Amount represents less than $.01 per share.*

[2] *Exclusive of sales charge.*

[3] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Your Investment



SHAREHOLDER GUIDE

The classes of the fund offered by this prospectus are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

The fund's Class B shares are offered only in connection with dividend reinvestment and exchanges of Class B shares of certain other funds advised by Founders or Dreyfus, or certain eligible shares of Dreyfus Worldwide Dollar Money Market Fund, Inc.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees have the same purpose as the front-end sales charge: to compensate the fund's distributor for concessions and expenses it pays to dealers and financial institutions for selling or servicing shares. A CDSC is not charged on fund shares acquired through the reinvestment of fund dividends.

Deciding which class of shares to buy

This prospectus offers Class A, B, C, T and R shares of the fund. The different classes of fund shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A or Class T shares you generally pay an initial sales charge. Class A shares have no ongoing Rule 12b-1 fees and Class T shares have lower ongoing Rule 12b-1 fees than Class C shares. Each class, except Class R shares, is subject to a shareholder service fee. Class R shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your financial representative before determining which class to invest in.

Key concepts

The fund offers multiple classes of shares. This prospectus describes shares of Classes A, B, C, R and T. The fund's other class of shares, Class F, is offered by a separate prospectus and is generally available only to shareholders who have continuously maintained a Class F account with any Dreyfus Founders fund since December 30, 1999. All share classes of the fund invest in the same underlying portfolio of securities and have the same management team. However, because of different charges, fees and expenses, the performance of the fund's share classes will vary.

	Class A	Class C	Class T	Class R
Initial sales charge	up to 5.75%	none	up to 4.50%	none
Ongoing distribution fee (Rule 12b-1 fee)	none	0.75%	0.25%	none
Ongoing shareholder service fee	0.25%	0.25%	0.25%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	1% on sale of shares held for one year or less	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	none
Conversion feature	no	no	no	no
Recommended purchase maximum	none	$1 million	$1 million	none

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class C shares may eventually exceed the cost of the up-front sales charge
- qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	5.75%	6.10%
$50,000 to $99,999	4.50%	4.70%
$100,000 to $249,999	3.50%	3.60%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more *	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Class T share considerations

When you invest in Class T shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

The initial sales charge on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

○ plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class T may eventually exceed the initial sales charge differential

○ invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has no ongoing Rule 12b-1 fees

Since some of your investment goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class C shares, and paying an up-front sales charge if you:

○ qualify for a reduced or waived sales charge

○ are unsure of your expected holding period

Class T sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.00%	2.00%
$500,000 to $999,999	1.50%	1.50%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Founders funds or Dreyfus Premier funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the fund's SAI.

You can reduce your initial sales charge in the following ways:

○ *Rights of accumulation.* You can count toward the amount of your investment your total account value in all share classes of Dreyfus Founders funds and certain Dreyfus Premier funds that are subject to a sales charge. For example, if you have $1 million invested in shares of Dreyfus Founders funds or certain Dreyfus Premier funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

○ *Letter of intent.* You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in Dreyfus Founders funds and certain Dreyfus Premier funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

● *Combine with family members.* You can also count toward the amount of your investment all investments in Dreyfus Founders funds or certain Dreyfus Premier funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "Purchase of Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

● full-time or part-time employees, and their family members, of Founders or any of its affiliates

● board members of Founders, the Dreyfus Founders funds and any funds managed by an affiliate of Founders

● full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

● "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

● qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

● Qualified investors who (i) purchase Class A shares directly through the fund's distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the distributor in a Founders-managed fund, including the fund, or a Dreyfus-managed fund since on or before February 28, 2006

● Investors with the cash proceeds from the investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options

● Members of qualified affinity groups who purchase Class A shares directly through the fund's distributor, provided that the qualified affinity group has entered into an affinity agreement with the distributor

Class A and Class T shares may be purchased at NAV without payment of a sales charge by the following individuals or entities:

● employees participating in certain qualified or non-qualified employee benefit plans

● shareholders in Dreyfus-sponsored IRA "Rollover Accounts" funded with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA Rollover Account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay higher ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Because Class A shares will always be a more favorable investment than Class C shares for investments of $1 million or more, the fund will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class C shares redeemed within one year of purchase are subject to a 1% CDSC.

Class R share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class R shares buys more shares than the same investment would in Class A or Class T shares. There is also no CDSC imposed on redemptions of Class R shares, and you do not pay any ongoing service or distribution fees.

Class R shares may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution
- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered into an agreement with the fund's distributor or a SEP-IRA

Class B share considerations

Class B shares sold within six years of purchase are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares also are subject to an annual Rule 12b-1 fee. Class B shares convert to Class A shares (which are not subject to a Rule 12b-1 fee) approximately six years after the date they were purchased.

CDSC waivers

The CDSC on Class A, B, C and T shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased
- redemptions made within one year of death or disability of the shareholder
- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70½
- redemptions of Class B or Class C shares made through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually
- redemptions from qualified and nonqualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of regular trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) every day the NYSE is open. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. NAV is not calculated, and you may not conduct fund transactions, on days the NYSE is closed (generally weekends and New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day). However, the fund may conduct portfolio transactions on those days, particularly in foreign markets. Those transactions, and changes in the value of the fund's foreign securities holdings on such days, may affect the value of fund shares on days when you are not able to purchase, exchange, or redeem shares. The NAV of your shares when you redeem them may be more or less than the price you originally paid, depending primarily upon the fund's investment performance.

Generally, when calculating the fund's NAV, debt securities with remaining maturities of 60 days or less at the time of purchase are valued using the amortized cost method. All other investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when trading in a security has been suspended or when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indices of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their NAVs. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the NAV of the fund.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the fund's distributor or its designee by the close of its business day (usually 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments

	Initial	Additional
Regular accounts	$1,000	$100
Traditional IRAs	$750	no minimum
Spousal IRAs	$750	no minimum
Roth IRAs	$750	no minimum
Education Savings Accounts	$500	no minimum *after the first year*

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Key concepts

Net asset value (NAV): the market value of one fund share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's shares are offered at NAV, but Class A and Class T shares are subject to a front-end sales charge and Class B and Class C shares generally are subject to higher annual operating expenses and a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Your order will be processed promptly, and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares, we will first sell shares that are not subject to a CDSC, and then sell those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. There are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or the SAI for details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

- written sell orders of $100,000 or more

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions, and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, the fund's board has adopted a policy of discouraging excessive trading, short-term market timing, and other abusive trading practices ("frequent trading") that could adversely affect the fund or its operations. Founders, the fund, and the fund's distributor will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- redeem "in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- reject any purchase or exchange request, including those from any individual or group who, in our view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

We monitor selected transactions to identify frequent trading. When our surveillance systems identify multiple roundtrips, we evaluate trading activity in the account for evidence of frequent trading. We consider the investor's trading history in other accounts under common ownership or control, in other Dreyfus Founders, Dreyfus, and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while we seek to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, we seek to make these judgments to the best of our abilities in a manner that we believe is consistent with shareholder interests. If we conclude the account is likely to engage in frequent trading, we may reject the purchase or exchange, which may occur on the following business day. We may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, rejecting the trade. At our discretion, we may apply these restrictions across all accounts under common ownership, control, or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Our ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the fund's distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the fund's distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Although the policy and these procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through automatic investment plans, Dreyfus Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by us generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 60 days, the fund may close your account and send you the proceeds to the address on record.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also may realize capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends on a quarterly basis every March, June, September and December and capital gain distributions on an annual basis every December. From time to time, the fund may make distributions in addition to those described above. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares when a fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your redemption of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive upon redemption.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax adviser before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or it may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you may select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1-800-554-4611.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus Founders fund or Dreyfus Premier fund (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus Founders fund or Dreyfus Premier fund.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most funds.
	There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed, on an annual basis, 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Founders fund or Dreyfus Premier fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds, and Class B shares into Class B shares of General Money Market Fund, Inc. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange generally has the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your mutual fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and by following the instructions on your application, or by contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund shareholder automatically receives regular account statements. You will also be sent an annual statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT

TO ADD TO AN ACCOUNT

TO SELL SHARES



In Writing

Complete the application.

Mail your application and a check to:
Dreyfus Founders Funds, Inc.
Balanced Fund
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
Dreyfus Founders Funds, Inc.
Balanced Fund
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• Balanced Fund
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide − Selling Shares").

Mail your request to:
Dreyfus Founders Funds, Inc.
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing



By Telephone

Wire Call us to request an account application and account number.
Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 046590
• EEC code 5660
• Balanced Fund
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Return your application with the account number on the application.

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 046590
• EEC code 5660
• Balanced Fund
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Electronic check Same as wire, but before your 14-digit account number insert "086" for Class A, "088" for Class C, "089" for Class R, or "090" for Class T.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

Wire Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **Dreyfus Founders Funds, Inc.**

Key concepts

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire transfers from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.	**Wire** Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.
		Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
		Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

 Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.	**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.	**Dreyfus Automatic Withdrawal Plan** Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.
		Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

TO OPEN AN ACCOUNT

TO ADD TO AN ACCOUNT

TO SELL SHARES

 In Writing ───

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.

Mail your application and a check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552
Boston, MA 02205-8568
Attn: Institutional Processing

Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.

Mail the slip and the check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552
Boston, MA 02205-8568
Attn: Institutional Processing

Write a letter of instruction that includes:
• your name and signature
• your account number
• Balanced Fund
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds
• whether the distribution is qualified or premature
• whether the 10% TEFRA should be withheld

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").

Mail your request to:
The Dreyfus Trust Company
P.O. Box 55552
Boston, MA 02205-8568
Attn: Institutional Processing

 By Telephone ───

─────────

─────────

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 046590
• EEC code 5660
• Balanced Fund
• the share class
• your account number
• name(s) of investor(s)
• the contribution year
• dealer number if applicable

Electronic check Same as wire, but before your 14-digit account number insert "086" for Class A, "088" for Class C, "089" for Class R, or "090" for Class T.

 Automatically ───

─────────

All services Call us or your financial representative to request a form to add an automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year contributions.

Systematic Withdrawal Plan Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

For More Information

Dreyfus Founders Balanced Fund

A series of Dreyfus Founders Funds, Inc.
SEC file number: 811-01018

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings, and contains a letter from the fund's portfolio managers discussing market conditions, economic trends and fund strategies that significantly affected the fund's performance during the period covered by the report. The fund's most recent annual and semiannual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference and legally considered a part of this prospectus.

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com,** under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. This information will be posted on the last day of the month following the month for which such information is applicable, unless the month for which such information is applicable is the last month of a calendar quarter, in which case the information will be posted fifteen days following the end of the quarter. This information will remain accessible at least until the date on which the fund files a Form N-Q or Form N-CSR with the SEC for the period that includes the date as of which the website information is current. A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the SAI.

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from: http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

Dreyfus Founders Funds are managed by Founders Asset Management LLC.

Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.



0086P0507

Dreyfus Founders Discovery Fund

Pursuing capital appreciation through investments
in stocks of small-cap growth companies

P R O S P E C T U S May 1, 2007

Class A, B, C, R and T Shares



Dreyfus
A Mellon Financial Company℠

Dreyfus Founders Discovery Fund

Ticker Symbols

Class A: FDIDX
Class B: FDIEX
Class C: FDICX
Class R: FDIRX
Class T: FDITX

The Fund



INVESTMENT APPROACH

The fund seeks capital appreciation. To pursue this goal, the fund invests primarily in small and relatively unknown companies with high growth potential. The fund will normally invest at least 65% of its total assets in common stocks of small-cap companies. The fund also may invest in larger companies if they represent better prospects for capital appreciation. Although the fund normally will invest in common stocks of U.S.-based companies, it may invest up to 30% of its total assets in foreign securities.

Founders Asset Management LLC (Founders) manages the fund using a "growth style" of investing, searching for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. Founders uses a consistent, bottom-up approach to build equity portfolios which emphasizes individual stock selection. We go beyond Wall Street analysis and perform intensive qualitative and quantitative in-house research to determine whether companies meet our investment criteria.

Founders continually monitors the securities in the fund's portfolio, and will consider selling a security if its business momentum deteriorates or valuation becomes excessive. Founders also may sell a security if an event occurs that contradicts Founders' rationale for owning it, such as a deterioration in the company's financial fundamentals. In addition, Founders may sell a security if better investment opportunities emerge elsewhere. Founders also may liquidate a security if Founders changes the fund's industry or sector weightings.

For more information on the securities held by the fund, see "For More Information — Portfolio Holdings."

Contents



MAIN RISKS

The principal risk of investing in this fund are:

- *Small company risk.* Small companies involve substantially greater risks of loss and price fluctuations than larger and more established companies. Small companies may be in the early stages of development; may have limited product lines, markets or financial resources; and may lack management depth. These companies may be more affected by intense competition from larger companies, and the trading markets for their securities may be less liquid and more volatile than securities of larger companies. This means that the fund could have greater difficulty buying or selling a security of a small-cap issuer at an acceptable price, especially in periods of market volatility. Also, it may take a substantial period of time before the fund realizes a gain on an investment in a small-cap company, if it realizes any gain at all.

- *Sector risk.* The fund may overweight or underweight certain market sectors relative to its benchmark index, which may cause the fund's performance to be more or less sensitive to developments affecting those sectors.

- *Initial public offerings.* The fund may purchase securities of companies in initial public offerings ("IPOs"). The number of IPOs brought to market, and the prices at which the newly issued stocks trade, are affected by the performance of the stock market as a whole. When IPOs are brought to market, the fund may not be able to purchase as many shares as it would like, or any at all, due to limited availability. The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund, and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

- *Foreign investment risk.* Investments in foreign securities involve different risks than U.S. investments, including less trading volume and liquidity, increased volatility, fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

- *Derivatives risk.* The fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and interest rates). The use of derivatives involves risks different from, and possibly greater than, the risks associated with investing directly in the underlying assets, and can cause the fund to lose money on its investments. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments.

Key concepts

Growth companies: companies whose earnings are expected to grow faster than the overall market.

Small-cap companies: generally, those which, at the time of purchase, have market capitalizations equal to or less than the market capitalization of the largest company included in the Russell 2000 Growth Index.



PAST PERFORMANCE

The following information illustrates the risks of investing in the fund. The bar chart shows the fund's Class A performance from year to year. The performance figures do not reflect sales loads, and would be lower if they did. All performance figures reflect the reinvestment of dividends and capital gain distributions. Past performance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*
Class A shares



| Best Quarter: | Q4 '01 | +23.93% |
| Worst Quarter: | Q3 '01 | -28.03% |

The following table compares the performance of each share class to the performance of an appropriate broad-based index. The fund's returns include applicable sales loads, and reflect the reinvestment of dividends and capital gain distributions. The returns of the index account for both change in security price and reinvestment of dividends, do not reflect the impact of taxes, and do not reflect the costs of managing a mutual fund. You may not invest directly in the index. Past performance, both before and after taxes, is no guarantee of future results.

Average annual total returns *as of 12/31/06*

Share class	1 Year	5 Years	Since inception[1]
Class A *returns before taxes*	5.10%	1.09%	-3.19%
Class A *returns after taxes on distributions*	-0.96%	-0.10%	-4.31%
Class A *returns after taxes on distributions and sale of fund shares*	-0.62%	-0.08%	-3.47%
Class B *returns before taxes*	3.51%	0.01%	-3.94%
Class C *returns before taxes*	4.24%	0.18%	-4.03%
Class R *returns before taxes*	5.36%	1.38%	-2.93%
Class T *returns before taxes*	4.66%	0.68%	-3.60%
Russell 2000 Growth Index[2]	13.35%	6.93%	-0.23%

[1] *Inception date 12/31/99.*
[2] *The Russell 2000 Growth Index measures the performance of stocks of companies in the Russell 2000 Index with higher price-to-book ratios and higher forecasted growth values. The Russell 2000 Index is a widely recognized unmanaged small-cap index comprising common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies.*

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit and is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

After-tax performance is shown only for Class A shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's individual tax situation and may differ from those shown. The after-tax return information shown above does not apply to fund shares held through tax-deferred accounts, such as 401(k) plans or individual retirement accounts.



EXPENSES

As a fund shareholder, you pay certain fees and expenses in connection with the fund, which are described in the tables below.

Fee table

	Class A	Class B[1]	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none[2]	4.00	1.00	none	none[2]
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	0.94	0.94	0.94	0.94	0.94
Rule 12b-1 fee	none	0.75	0.75	none	0.25
Shareholder services fee	0.25	0.25	0.25	none	0.25
Other expenses	0.32	0.70	0.42	0.32	0.40
Total annual fund operating expenses	1.51	2.64	2.36	1.26	1.84

[1] *Class B shares of the fund are available only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds.*

[2] *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$720	$1,025	$1,351	$2,273
Class B				
with redemption	$667	$1,120	$1,600	$2,445*
without redemption	$267	$820	$1,400	$2,445*
Class C				
with redemption	$339	$736	$1,260	$2,696
without redemption	$239	$736	$1,260	$2,696
Class R	$128	$402	$692	$1,523
Class T	$628	$1,003	$1,401	$2,511

* *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual return and expenses will be different, the example is for comparison only.

Key concepts

Contingent deferred sales charge (CDSC): a back-end sales charge payable if shares are redeemed within a certain time period.

Management fee: the fee paid to Founders for managing the fund's portfolio and assisting in other aspects of the fund's operations.

Rule 12b-1 fee: the fee paid to the fund's distributor to finance the sale and distribution of Class B, Class C, and Class T shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services.

Other expenses: expenses paid by the fund for custodian, transfer agency and accounting agent services, and other customary fund services. The fund also makes payments to certain financial institution intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



This section discusses other investment strategies that may be used by the fund and provides more detailed information about the risks associated with those strategies. Although we might not use all of the different techniques and investments described below, some of these techniques are designed to help reduce investment or market risks. The Statement of Additional Information (SAI) contains more detailed information about the fund's investment policies and risks.

Other Portfolio Investments and Strategies

ADRs. The fund may invest in American Depositary Receipts and American Depositary Shares (collectively, ADRs) as a way to invest in foreign securities. ADRs are receipts representing shares of a foreign corporation held by a U.S. bank that entitle the holder to all dividends and capital gains on the underlying foreign shares. ADRs are typically denominated in U.S. dollars and trade in the U.S. securities markets. ADRs are subject to many of the same risks as direct investments in foreign securities. These risks include fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Derivative instruments. Unlike stocks or bonds that represent actual ownership of the equity or debt of an issuer, derivatives are instruments that derive their value from an underlying security, index, or other financial instrument. Derivatives may be used for the following purposes: to hedge risks inherent in a fund's portfolio, to enhance the potential return of a portfolio, to diversify a portfolio, to equitize cash, to reduce transaction costs associated with managing a portfolio, and/or to implement a fund's investment strategy through investments that may be more tax-efficient than a direct equity investment. Derivatives the fund may use include futures contracts (including those related to indexes) and forward contracts, and purchasing and/or writing (selling) put and call options on securities, securities indexes, futures contracts, and foreign currencies, and purchasing equity-linked notes. The fund has limits on the use of derivatives and is not required to use them in seeking its investment objectives.

Certain strategies may hedge all or a portion of the fund's portfolio against price fluctuations. Other strategies, such as buying futures and call options, would tend to protect the fund against increases in the prices of securities or other instruments the fund intends to buy. Forward contracts, futures contracts and options may be used to try to manage foreign currency risks on the fund's foreign investments. Options trading may involve the payment of premiums and has special tax effects on the fund.

There are special risks in using particular derivative strategies. Using derivatives can cause the fund to lose money on its investments and/or increase the volatility of its share prices. In addition, the successful use of derivatives draws upon skills and experience that are different from those needed to select the other securities in which the fund invests. Should interest rates, foreign currency exchange rates, or the prices of securities or financial indexes move in an unexpected manner, the fund may not achieve the desired benefit of these instruments, or may realize losses and be in a worse position than if the instruments had not been used. The fund could also experience losses if the prices of its derivative positions were not correlated with its other investments or if it could not close out a position because of an illiquid market. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instrument to make required payments or otherwise comply with the derivative instrument's terms.

Securities of other investment companies. The fund may acquire securities of other investment companies, including exchange-traded funds (ETFs), subject to the limitations of the Investment Company Act of 1940 (1940 Act) and the conditions of exemptive orders issued by the Securities and Exchange Commission (SEC). The fund's pur-

chase of securities of other investment companies will result in the payment of additional management fees and may result in the payment of additional distribution fees.

The fund may invest its uninvested cash reserves in shares of one or more money market funds advised by affiliates of Founders in accordance with the 1940 Act and the rules thereunder.

ETFs are open-end investment companies or unit investment trusts that are registered under the 1940 Act. The shares of ETFs are listed and traded on stock exchanges at market prices. Since ETF shares can be bought and sold like ordinary stocks throughout the day, the fund may invest in ETFs in order to equitize cash, achieve exposure to a broad basket of securities in a single transaction, or for other reasons.

An investment in an ETF generally presents the same primary risks as an investment in a conventional fund (*i.e.*, one that is not exchange-traded) that has the same investment objectives, strategies, and policies. The price of an ETF can fluctuate up or down, and the fund can lose money investing in an ETF if the prices of the securities owned by the ETF go down. In addition, ETFs are subject to the following risks that do not apply to conventional funds: (i) the market price of an ETF's shares may trade above or below their net asset value; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally.

As with traditional mutual funds, ETFs charge asset-based fees, although these fees tend to be relatively low. ETFs do not charge initial sales charges or redemption fees and investors pay only customary brokerage fees to buy and sell ETF shares.

Temporary defensive investments. In times of unstable or adverse market or economic conditions, up to 100% of the fund's assets can be invested in temporary defensive instruments in an effort to enhance liquidity or preserve capital. Temporary defensive investments generally include cash, cash equivalents such as commercial paper, money market instruments, short-term debt securities, U.S. government securities, or repurchase agreements. The fund also could hold these types of securities pending the investment of proceeds from the sale of fund shares or portfolio securities, or to meet anticipated redemptions of fund shares. To the extent the fund invests defensively in these securities, it might not achieve its investment objective.

Portfolio turnover. The fund does not have any limitations regarding portfolio turnover. The fund may engage in short-term trading to try to achieve its objective and may have portfolio turnover rates significantly in excess of 100%. A portfolio turnover rate of 100% is equivalent to the fund buying and selling all of the securities in its portfolio once during the course of a year. The portfolio turnover rate of the fund may be higher than other mutual funds with the same investment objective. Higher portfolio turnover rates increase the brokerage costs the fund pays and may adversely affect its performance.

If the fund realizes capital gains when it sells portfolio investments, it generally must pay those gains out to shareholders, increasing their taxable distributions. This may adversely affect the after-tax performance of the fund for shareholders with taxable accounts. The fund's portfolio turnover rates for prior years are included in the "Financial Highlights" section of this prospectus. The fund's current and future portfolio turnover rates may differ significantly from its historical portfolio turnover rates.

More about risk

Like all investments in securities, you risk losing money by investing in the fund. The fund's investments are subject to changes in their value from a number of factors.

- **Stock market risk.** The market value of the stocks and other securities owned by the fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence.

- **Company risk.** The stocks in the fund's portfolio may not perform as expected. Factors that can negatively affect a particular stock's price include poor earnings reports by the issuer, loss of major customers or management team members, major litigation against the issuer, or changes in government regulations affecting the issuer or its industry.

- **Opportunity risk.** There is the risk of missing out on an investment opportunity because the assets necessary to take advantage of the opportunity are held in other investments.

- **Investment style risk.** Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the fund's growth style of investing, and the fund's returns may vary considerably from other equity funds using different investment styles. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns.

- **Recoveries in Securities Litigation Proceedings.** The historical performance record of the fund has benefited from amounts received by the fund from the settlement of class action lawsuits against certain issuers of securities in which the fund had invested. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.

- **Additional foreign risk.** Some foreign companies may exclude U.S. investors, such as the fund, from participating in beneficial corporate actions, such as rights offerings. As a result, the fund may not realize the same value from a foreign investment as a shareholder residing in that country.



MANAGEMENT

Investment adviser

Founders serves as investment adviser to the fund and is responsible for selecting the fund's investments and handling its day-to-day business. Founders' corporate offices are located at 210 University Boulevard, Suite 800, Denver, Colorado 80206-4658.

Founders and its predecessor companies have operated as investment advisers since 1938. Founders also serves as investment adviser to other series funds of Dreyfus Founders Funds, Inc., as well as investment sub-adviser to other investment companies. Founders is a wholly owned subsidiary of Dreyfus Service Corporation (DSC), which is a wholly owned subsidiary of The Dreyfus Corporation (Dreyfus). Founders is the growth specialist affiliate of Dreyfus, a leading mutual fund complex with approximately $190 billion under management in 206 mutual fund portfolios as of December 31, 2006. Dreyfus is a wholly owned subsidiary of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial had approximately $5.5 trillion in assets under management, administration or custody, including $995 billion under management, as of December 31, 2006.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. (BNY) announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Founders would become an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of BNY's and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and BNY expect the transaction to be completed in the third quarter of 2007.

In addition to managing the fund's investments, Founders also provides certain related administrative services to the fund. For these investment and administrative services, the fund pays Founders a management fee. The fund's management fee for the fiscal year ended December 31, 2006 was 0.94% of the fund's average daily net assets. A discussion regarding the basis for the board's approval of the fund's investment advisory agreement with Founders is available in the fund's annual report for the year ended December 31, 2006.

To facilitate day-to-day fund management, Founders uses a team system. Each team is composed of portfolio managers and research analysts, and is supported by a group of core research analysts as well as portfolio traders. Each individual shares ideas, information, knowledge, and expertise to assist in the management of the fund. Daily decisions on security selection for the fund are made by the portfolio manager. Through participation in the team process, the portfolio manager uses the input, research, and recommendations of the rest of the management team in making purchase and sale decisions.

B. Randall Watts, Jr. is the portfolio manager for the fund. Mr. Watts is a chartered financial analyst who has been the portfolio manager of the fund and an employee of Founders since August 2006. He also is a senior vice president at The Boston Company Asset Management, LLC ("The Boston Company"), an affiliate of Founders, where he has been employed since 2001. For ten years prior to joining The Boston Company, Mr. Watts was a director and portfolio manager with Westfield Capital Management.

The fund's SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of fund shares.

Distributor

The fund's distributor is Dreyfus Service Corporation. The fund's distributor may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are separate from any sales charges, 12b-1 fees, sub-transfer agency fees and/or shareholder services fees paid by the fund to those intermediaries. Because those payments are not made by you or the fund, the fund's total expense ratio will not be affected by any such payments. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, record-keeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid from the fund's distributor's own resources to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, the fund's distributor also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets, or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended. In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

Code of ethics

The fund, Founders and the fund's distributor have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Founders code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's pre-clearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Founders' employees does not disadvantage any Founders-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the five years ended December 31, 2006. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. The financial information has been audited by PricewaterhouseCoopers LLP, the fund's independent registered public accounting firm during these periods, whose report and the fund's financial statements are included in the fund's 2006 annual report, which is available upon request.

			Year Ended December 31,			
Class A		**2006**	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		28.63	28.82	26.04	19.09	28.50
Investment operations:	Investment (loss) – net	(.35)[1]	(0.28)[1]	(0.64)	(0.36)	(0.31)
	Net realized and unrealized gain (loss) on investments	1.81	0.09	3.42	7.31	(9.10)
Total from investment operations		1.46	(0.19)	2.78	6.95	(9.41)
Net asset value, end of period		30.09	28.63	28.82	26.04	19.09
Total Return (%)[2]		5.10	(0.66)	10.68	36.41	(33.02)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.51	1.47	1.38	1.50	1.35
Ratio of net expenses to average net assets		1.51	1.45	1.37	1.50	1.35
Ratio of net investment (loss) to average net assets		(1.15)	(1.09)	(1.11)	(1.25)	(1.08)
Portfolio turnover rate[3]		202	160	98	130	128
Net assets, end of period ($ x 1,000)		35,719	45,092	65,763	79,630	67,184

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class B		*Year Ended December 31,*				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		27.10	27.55	25.12	18.60	28.03
Investment operations:	Investment (loss) − net	(.61)[1]	(0.54)[1]	(1.07)	(0.81)	(0.69)
	Net realized and unrealized gain (loss) on investments	1.55	0.09	3.50	7.33	(8.74)
Total from investment operations		.94	(0.45)	2.43	6.52	(9.43)
Net asset value, end of period		28.04	27.10	27.55	25.12	18.60
Total Return (%)[2]		3.51	(1.63)	9.67	35.05	(33.64)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.64	2.44	2.30	2.56	2.26
Ratio of net expenses to average net assets		2.64	2.43	2.29	2.56	2.26
Ratio of net investment (loss) to average net assets		(2.28)	(2.06)	(2.03)	(2.31)	(1.98)
Portfolio turnover rate[3]		202	160	98	130	128
Net assets, end of period ($ x 1,000)		1,344	13,964	18,795	21,009	18,804

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class C		*Year Ended December 31,*				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		27.14	27.27	25.14	18.60	28.05
Investment operations:	Investment (loss) – net	(.56)[1]	(0.50)[1]	(1.53)	(0.94)	(0.86)
	Net realized and unrealized gain (loss) on investments	1.71	0.07	3.96	7.48	(8.59)
Total from investment operations		1.15	(0.43)	2.43	6.54	(9.45)
Net asset value, end of period		28.29	27.14	27.57	25.14	18.60
Total Return (%)[2]		4.24	(1.56)	9.67	35.16	(33.69)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.36	2.36	2.28	2.52	2.27
Ratio of net expenses to average net assets		2.36	2.35	2.27	2.52	2.26
Ratio of net investment (loss) to average net assets		(2.01)	(1.98)	(2.01)	(2.28)	(1.99)
Portfolio turnover rate[3]		202	160	98	130	128
Net assets, end of period ($ x 1,000)		2,981	4,391	6,668	8,352	7,794

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class R		*Year Ended December 31,*				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		29.11	29.22	26.32	19.23	28.64
Investment operations:	Investment (loss) − net	(0.27)[1]	(0.24)[1]	(0.24)	(0.17)	(0.18)
	Net realized and unrealized gain (loss) on investments	1.83	0.13	3.14	7.26	(9.23)
Total from investment operations		1.56	(0.11)	2.90	7.09	(9.41)
Net asset value, end of period		30.67	29.11	29.22	26.32	19.23
Total Return (%)		5.36	(0.38)	11.02	36.87	(32.86)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.26	1.18	1.11	1.21	1.10
Ratio of net expenses to average net assets		1.26	1.17	1.10	1.21	1.10
Ratio of net investment (loss) to average net assets		(0.91)	(0.80)	(0.83)	(0.96)	(0.82)
Portfolio turnover rate[2]		202	160	98	130	128
Net assets, end of period ($ x 1,000)		8,662	8,315	72,317	65,240	42,872

[1] *Based on average shares outstanding at each month end.*

[2] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class T		Year Ended December 31,				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		27.91	28.18	25.55	18.79	28.24
Investment operations:	Investment (loss) – net	(0.45)[1]	(0.38)[1]	(0.65)	(0.31)	(0.54)
	Net realized and unrealized gain (loss) on investments	1.75	0.11	3.28	7.07	(8.91)
Total from investment operations		1.30	(0.27)	2.63	6.76	(9.45)
Net asset value, end of period		29.21	27.91	28.18	25.55	18.79
Total Return (%)[2]		4.66	(0.96)	10.29	35.98	(33.46)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.84	1.77	1.71	1.91	2.06
Ratio of net expenses to average net assets		1.84	1.76	1.70	1.90	2.06
Ratio of net investment (loss) to average net assets		(1.51)	(1.40)	(1.44)	(1.66)	(1.79)
Portfolio turnover rate[3]		202	160	98	130	128
Net assets, end of period ($ x 1,000)		168	1,187	1,648	1,788	1,291

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Your Investment



SHAREHOLDER GUIDE

The classes of the fund offered by this prospectus are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

The fund's Class B shares are offered only in connection with dividend reinvestment and exchanges of Class B shares of certain other funds advised by Founders or Dreyfus, or certain eligible shares of Dreyfus Worldwide Dollar Money Market Fund, Inc.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees have the same purpose as the front-end sales charge: to compensate the fund's distributor for concessions and expenses it pays to dealers and financial institutions for selling or servicing shares. A CDSC is not charged on fund shares acquired through the reinvestment of fund dividends.

Deciding which class of shares to buy

This prospectus offers Class A, B, C, T and R shares of the fund. The different classes of fund shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A or Class T shares you generally pay an initial sales charge. Class A shares have no ongoing Rule 12b-1 fees and Class T shares have lower ongoing Rule 12b-1 fees than Class C shares. Each class, except Class R shares, is subject to a shareholder service fee. Class R shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your financial representative before determining which class to invest in.

Key concepts

The fund offers multiple classes of shares. This prospectus describes shares of Classes A, B, C, R and T. The fund's other class of shares, Class F, is offered by a separate prospectus and is generally available only to shareholders who have continuously maintained a Class F account with any Dreyfus Founders fund since December 30, 1999. All share classes of the fund invest in the same underlying portfolio of securities and have the same management team. However, because of different charges, fees and expenses, the performance of the fund's share classes will vary.

	Class A	Class C	Class T	Class R
Initial sales charge	up to 5.75%	none	up to 4.50%	none
Ongoing distribution fee (Rule 12b-1 fee)	none	0.75%	0.25%	none
Ongoing shareholder service fee	0.25%	0.25%	0.25%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	1% on sale of shares held for one year or less	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	none
Conversion feature	no	no	no	no
Recommended purchase maximum	none	$1 million	$1 million	none

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class C shares may eventually exceed the cost of the up-front sales charge
- qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	5.75%	6.10%
$50,000 to $99,999	4.50%	4.70%
$100,000 to $249,999	3.50%	3.60%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more*	none	none

* *No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.*

Class T share considerations

When you invest in Class T shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

The initial sales charge on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

- plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class T may eventually exceed the initial sales charge differential

- invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has no ongoing Rule 12b-1 fees

Since some of your investment goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class C shares, and paying an up-front sales charge if you:

- qualify for a reduced or waived sales charge

- are unsure of your expected holding period

Class T sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.00%	2.00%
$500,000 to $999,999	1.50%	1.50%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Founders funds or Dreyfus Premier funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the fund's SAI.

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation.* You can count toward the amount of your investment your total account value in all share classes of Dreyfus Founders funds or certain Dreyfus Premier funds that are subject to a sales charge. For example, if you have $1 million invested in shares of Dreyfus Founders funds or certain Dreyfus Premier funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent.* You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in Dreyfus Founders funds or certain Dreyfus Premier funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in Dreyfus Founders funds or certain Dreyfus Premier funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "Purchase of Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Founders or any of its affiliates

- board members of Founders, the Dreyfus Founders funds and any funds managed by an affiliate of Founders

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

- Qualified investors who (i) purchase Class A shares directly through the fund's distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the distributor in a Founders-managed fund, including the fund, or a Dreyfus-managed fund since on or before February 28, 2006

- Investors with the cash proceeds from the investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options

- Members of qualified affinity groups who purchase Class A shares directly through the fund's distributor, provided that the qualified affinity group has entered into an affinity agreement with the distributor

Class A and Class T shares may be purchased at NAV without payment of a sales charge by the following individuals or entities:

- employees participating in certain qualified or non-qualified employee benefit plans

- shareholders in Dreyfus-sponsored IRA "Rollover Accounts" funded with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA Rollover Account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay higher ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Because Class A shares will always be a more favorable investment than Class C shares for investments of $1 million or more, the fund will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class C shares redeemed within one year of purchase are subject to a 1% CDSC.

Class R share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class R shares buys more shares than the same investment would in Class A or Class T shares. There is also no CDSC imposed on redemptions of Class R shares, and you do not pay any ongoing service or distribution fees.

Class R shares may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution

- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered into an agreement with the fund's distributor or a SEP-IRA

Class B share considerations

Class B shares sold within six years of purchase are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares also are subject to an annual Rule 12b-1 fee. Class B shares convert to Class A shares (which are not subject to a Rule 12b-1 fee) approximately six years after the date they were purchased.

CDSC waivers

The CDSC on Class A, B, C and T shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased

- redemptions made within one year of death or disability of the shareholder

- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70½

- redemptions of Class B or Class C shares made through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually

- redemptions from qualified and nonqualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of regular trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) every day the NYSE is open. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. NAV is not calculated, and you may not conduct fund transactions, on days the NYSE is closed (generally weekends and New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day). However, the fund may conduct portfolio transactions on those days, particularly in foreign markets. Those transactions, and changes in the value of the fund's foreign securities holdings on such days, may affect the value of fund shares on days when you are not able to purchase, exchange, or redeem shares. The NAV of your shares when you redeem them may be more or less than the price you originally paid, depending primarily upon the fund's investment performance.

Generally, when calculating the fund's NAV, debt securities with remaining maturities of 60 days or less at the time of purchase are valued using the amortized cost method. All other investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when trading in a security has been suspended or when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indices of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their NAVs. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the NAV of the fund.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the fund's distributor or its designee by the close of its business day (usually 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments

	Initial	Additional
Regular accounts	**$1,000**	**$100**
Traditional IRAs	**$750**	**no minimum**
Spousal IRAs	**$750**	**no minimum**
Roth IRAs	**$750**	**no minimum**
Education Savings Accounts	**$500**	**no minimum** *after the first year*

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Key concepts

Net asset value (NAV): the market value of one fund share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's shares are offered at NAV, but Class A and Class T shares are subject to a front-end sales charge and Class B and Class C shares are generally subject to higher annual operating expenses and a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Your order will be processed promptly, and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares, we will first sell shares that are not subject to a CDSC, and then sell those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. There are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or the SAI for details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer and Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares
- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address
- written sell orders of $100,000 or more

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online orders as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions, and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, the fund's board has adopted a policy of discouraging excessive trading, short-term market timing, and other abusive trading practices ("frequent trading") that could adversely affect the fund or its operations. Founders, the fund, and the fund's distributor will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- redeem "in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- reject any purchase or exchange request, including those from any individual or group who, in our view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

We monitor selected transactions to identify frequent trading. When our surveillance systems identify multiple roundtrips, we evaluate trading activity in the account for evidence of frequent trading. We consider the investor's trading history in other accounts under common ownership or control, in other Dreyfus Founders, Dreyfus, and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while we seek to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, we seek to make these judgments to the best of our abilities in a manner that we believe is consistent with shareholder interests. If we conclude the account is likely to engage in frequent trading, we may reject the purchase or exchange, which may occur on the following business day. We may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, rejecting the trade. At our discretion, we may apply these restrictions across all accounts under common ownership, control, or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Our ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the fund's distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the fund's distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Although the policy and these procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through automatic investment plans, Dreyfus Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by us generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 60 days, the fund may close your account and send you the proceeds to the address on record.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also may realize capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and capital gain distributions on an annual basis each December. From time to time, the fund may make distributions in addition to those described above. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares when a fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your redemption of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive upon redemption.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax adviser before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or it may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you may select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1–800–554–4611**.

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus Founders fund or Dreyfus Premier fund (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus Founders fund or Dreyfus Premier fund.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most funds.
	There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed, on an annual basis, 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Founders fund or Dreyfus Premier fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds, and Class B shares into Class B shares of General Money Market Fund, Inc. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange generally has the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your mutual fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and by following the instructions on your application, or by contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund shareholder automatically receives regular account statements. You will also be sent an annual statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |

 In Writing ───

TO OPEN AN ACCOUNT

Complete the application.

Mail your application and a check to:
Dreyfus Founders Funds, Inc.
Discovery Fund
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
Dreyfus Founders Funds, Inc.
Discovery Fund
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

TO SELL SHARES

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• Discovery Fund
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").

Mail your request to:
Dreyfus Founders Funds, Inc.
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

 By Telephone ──

TO OPEN AN ACCOUNT

Wire Call us to request an account application and account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 046590
• EEC code 5660
• Discovery Fund
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 046590
• EEC code 5660
• Discovery Fund
• the share class
• your account number
• name(s) of investor(s)
• dealer number, if applicable

Electronic check Same as wire, but before your 14-digit account number insert "182" for Class A, "184" for Class C, "185" for Class R, or "186" for Class T.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

TO SELL SHARES

Wire Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **Dreyfus Founders Funds, Inc.**

Key concepts

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire transfers from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 Online (www.dreyfus.com)

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.

Wire Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

 Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.

All services Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

Dreyfus Automatic Withdrawal Plan Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 **In Writing**

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for. Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 55552 Boston, MA 02205-8568 Attn: Institutional Processing	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for. Mail the slip and the check to: The Dreyfus Trust Company, Custodian P.O. Box 55552 Boston, MA 02205-8568 Attn: Institutional Processing	Write a letter of instruction that includes: • your name and signature • your account number • Discovery Fund • the share class • the dollar amount you want to sell • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld Obtain a signature guarantee or other documentation, if required (see ''Shareholder Guide – Selling Shares''). Mail your request to: The Dreyfus Trust Company P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing

 **By Telephone**

_____	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 046590 • EEC code 5660 • Discovery Fund • the share class • your account number • name(s) of investor(s) • the contribution year • dealer number, if applicable **Electronic check** Same as wire, but before your 14-digit account number insert ''182'' for Class A, ''184'' for Class C, ''185'' for Class R, or ''186'' for Class T.	_____

 **Automatically**

_____	**All services** Call us or your financial representative to request a form to add any automatic investing service (see ''Services for Fund Investors''). Complete and return the form along with any other required materials. All contributions will count as current year contributions.	**Systematic Withdrawal Plan** Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund
documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by
visiting the SEC's Public Reference Room in Washington, DC
(for information, call 1-202-942-8090) or by E-mail request to
publicinfo@sec.gov, or by writing to the SEC's Public
Reference Section, Washington, DC 20549-0102.

Dreyfus Founders Funds are managed by
Founders Asset Management LLC.

Founders and Founders Funds are registered trademarks of
Founders Asset Management LLC.

Dreyfus Founders Discovery Fund
A series of Dreyfus Founders Funds, Inc.
SEC file number: 811-01018

More information on this fund is available free
upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio
holdings, and contains a letter from the fund's portfolio manager discussing market conditions, economic trends and fund strategies that significantly
affected the fund's performance during the period
covered by the report. The fund's most recent annual and semi-annual reports are available at
www.dreyfus.com.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies.
A current SAI is available at **www.dreyfus.com** and
is on file with the Securities and Exchange
Commission (SEC). The SAI is incorporated by
reference and legally considered a part of this
prospectus.

Portfolio Holdings

The fund will disclose its complete schedule of
portfolio holdings, as reported on a month-end
basis, at **www.dreyfus.com**, under Mutual Fund
Center – Dreyfus Mutual Funds – Mutual Fund
Total Holdings. This information will be posted on
the last day of the month following the month for
which such information is applicable, unless the
month for which such information is applicable is
the last month of a calendar quarter, in which case
the information will be posted fifteen days following the end of the quarter. This information will
remain accessible at least until the date on which
the fund files a Form N-Q or Form N-CSR with
the SEC for the period that includes the date as of
which the website information is current. A complete description of the fund's policies and procedures with respect to the disclosure of the fund's
portfolio securities is available in the SAI.



Dreyfus Founders Equity Growth Fund

Pursuing long-term growth of capital and income through investments in growth companies

PROSPECTUS May 1, 2007

Class A, B, C, R and T Shares



Dreyfus
A Mellon Financial Company[SM]

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Dreyfus Founders Equity Growth Fund

Ticker Symbols	Class A:	FRMAX
	Class B:	FRMEX
	Class C:	FRMDX
	Class R:	FRMRX
	Class T:	FRMVX

Contents

The Fund

Your Investment

For More Information

See back cover.

The Fund



INVESTMENT APPROACH

The fund seeks long-term growth of capital and income. To pursue this goal, the fund primarily invests in common stocks of large, well-established and mature companies. These companies generally have long records of profitability and dividend payments and a reputation for high-quality management, products, and services.

The fund normally invests at least 80% of its net assets in stocks that are included in a widely recognized index of stock market performance, such as the Dow Jones Industrial Average, the Standard & Poor's 500 Index, or the Nasdaq Composite Index. This policy may not be changed unless at least 60 days' prior written notice of the change is given to fund shareholders. While a significant portion of these stocks normally would be expected to pay regular dividends, the fund may invest in non-dividend-paying companies if they offer better prospects for capital appreciation. The fund may also invest up to 30% of its total assets in foreign securities.

The term "net assets" as used in the paragraph above includes fund borrowings made for investment purposes. The indexes listed in the paragraph above are examples of indexes considered to be widely recognized indexes of stock market performance. The stocks held by the fund may be included in other indexes also considered to be widely recognized indexes of stock market performance.

Founders Asset Management LLC (Founders) manages the fund using a "growth style" of investing, searching for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. Founders uses a consistent, bottom-up approach to build equity portfolios which emphasizes individual stock selection. We go beyond Wall Street analysis and perform intensive qualitative and quantitative in-house research to determine whether companies meet our investment criteria.

Founders continually monitors the securities in the fund's portfolio, and will consider selling a security if its business momentum deteriorates or valuation becomes excessive. Founders also may sell a security if an event occurs that contradicts Founders' rationale for owning it, such as a deterioration in the company's financial fundamentals. In addition, Founders may sell a security if better investment opportunities emerge elsewhere. Founders also may liquidate a security if Founders changes the fund's industry or sector weightings.

For more information on the securities held by the fund, see "For More Information — Portfolio Holdings."



MAIN RISKS

The principal risks of investing in this fund are:

- *Stock market risk.* The market value of the stocks and other securities owned by the fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. In addition, whether or not Founders' assessment of a company's potential to increase earnings faster than the rest of the market is correct, the securities in the portfolio may not increase in value, and could decrease in value.

- *Investment style risk.* Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the fund's growth style of investing, and the fund's returns may vary considerably from other equity funds using different investment styles. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns.

- *Sector risk.* The fund may overweight or underweight certain market sectors relative to its benchmark index, which may cause the fund's performance to be more or less sensitive to developments affecting those sectors.

- *Foreign investment risk.* Investments in foreign securities involve different risks than U.S. investments, including less trading volume and liquidity, increased volatility, fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Key concepts

Growth companies: companies whose earnings are expected to grow faster than the overall market.

"Bottom-up" approach: choosing fund investments by analyzing the fundamentals of individual companies one at a time rather than focusing on broader market themes.

Large companies: generally companies that have market capitalizations of more than $10 billion. This range may fluctuate depending on changes in the stock market as a whole.

Dividend: a payment of stock or cash from a company's profits to its stockholders.



PAST PERFORMANCE

The following information illustrates the risks of investing in the fund. The bar chart shows the fund's Class A performance from year to year. The performance figures do not reflect sales loads, and would be lower if they did. All performance figures reflect the reinvestment of dividends and capital gain distributions. Past performance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*
Class A shares



Best Quarter:	Q2 '03	+14.58%
Worst Quarter:	Q3 '02	-16.54%

The following table compares the performance of each share class to the performance of an appropriate broad-based index. The fund's returns include applicable sales loads and reflect the reinvestment of dividends and capital gain distributions. The returns of the index account for both change in security price and reinvestment of dividends, do not reflect

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

the impact of taxes, and do not reflect the costs of managing a mutual fund. You may not invest directly in the index. Past performance, both before and after taxes, is no guarantee of future results.

Average annual total returns *as of 12/31/06[1]*

Share class	1 Year	5 Years	Since inception[2]
Class A *returns before taxes*	**13.02%**	**4.31%**	**-2.91%**
Class A *returns after taxes on distributions*	**6.48%**	**3.08%**	**-3.93%**
Class A *returns after taxes on distributions and sale of fund shares*	**4.27%**	**2.65%**	**-3.15%**
Class B *returns before taxes*	**12.22%**	**3.63%**	**-3.40%**
Class C *returns before taxes*	**12.24%**	**3.62%**	**-3.72%**
Class R *returns before taxes*	**13.55%**	**4.32%**	**-2.64%**
Class T *returns before taxes*	**12.37%**	**3.49%**	**-3.65%**
Russell 1000 Growth Index[3]	**9.07%**	**2.69%**	**-4.87%**

[1] The fund's average annual total returns for Class T shares reflect the expense reimbursement described below under "Expenses."
[2] Inception date 12/31/99.
[3] The Russell 1000 Growth Index is an unmanaged index that measures the performance of the common stocks of those companies among the largest 1,000 publicly traded U.S. companies with higher price-to-book ratios and higher forecasted growth values.

After-tax performance is shown only for Class A shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's individual tax situation and may differ from those shown. The after-tax return information shown above does not apply to fund shares held through tax-deferred accounts, such as 401(k) plans or individual retirement accounts.



EXPENSES

As a fund shareholder, you pay certain fees and expenses in connection with the fund, which are described in the tables below.

Fee table

	Class A	Class B[1]	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none[2]	4.00	1.00	none	none[2]
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	0.65	0.65	0.65	0.65	0.65
Rule 12b-1 fee	none	0.75	0.75	none	0.25
Shareholder services fee	0.25	0.25	0.25	none	0.25
Other expenses	0.44	0.56	0.36	0.39	1.31
Total annual fund operating expenses *without reimbursements*	1.34	2.21	2.01	1.04	2.46[3]
Reimbursements	0.00	0.00	0.00	0.00	(0.64)[3]
Total annual fund operating expenses *with reimbursements*	1.34	2.21	2.01	1.04	1.82[3]

[1] *Class B shares of the fund are available only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds.*

[2] *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

[3] *Founders has agreed to reimburse (or to cause its affiliates to reimburse) the Class T share class for certain transfer agency expenses pursuant to a written contractual commitment. This commitment will extend through at least August 31, 2007 and will not be terminated without prior notice to the fund's board of directors.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$704	$975	$1,267	$2,095
Class B				
with redemption	$624	$991	$1,385	$2,122*
without redemption	$224	$691	$1,185	$2,122*
Class C				
with redemption	$304	$630	$1,083	$2,338
without redemption	$204	$630	$1,083	$2,338
Class R	$106	$331	$574	$1,271
Class T	$627	$1,124	$1,647	$3,074

* *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only. For Class T, the 1-year example and the first year of the 3-year, 5-year, and 10-year examples are based on net fund operating expenses with reimbursements. The 3-year, 5-year, and 10-year examples are based on total annual fund operating expenses without reimbursements for each year after year one.

Key concepts

Contingent deferred sales charge (CDSC): a back-end sales charge payable if shares are redeemed within a certain time period.

Management fee: the fee paid to Founders for managing the fund's portfolio and assisting in other aspects of the fund's operations.

Rule 12b-1 fee: the fee paid to the fund's distributor to finance the sale and distribution of Class B, Class C, and Class T shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services.

Other expenses: expenses paid by the fund for custodian, transfer agency and accounting agent services, and other customary fund services. The fund also makes payments to certain financial institution intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



This section discusses other investment strategies that may be used by the fund and provides more detailed information about the risks associated with those strategies. Although we might not use all of the different techniques and investments described below, some of these techniques are designed to help reduce investment or market risks. The Statement of Additional Information (SAI) contains more detailed information about the fund's investment policies and risks.

Other portfolio investments and strategies

ADRs. The fund may invest in American Depositary Receipts and American Depositary Shares (collectively, ADRs) as a way to invest in foreign securities. ADRs are receipts representing shares of a foreign corporation held by a U.S. bank that entitle the holder to all dividends and capital gains on the underlying foreign shares. ADRs are typically denominated in U.S. dollars and trade in the U.S. securities markets. ADRs are subject to many of the same risks as direct investments in foreign securities. These risks include fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Derivative instruments. Unlike stocks or bonds that represent actual ownership of the equity or debt of an issuer, derivatives are instruments that derive their value from an underlying security, index, or other financial instrument. Derivatives may be used for the following purposes: to hedge risks inherent in a fund's portfolio, to enhance the potential return of a portfolio, to diversify a portfolio, to equitize cash, to reduce transaction costs associated with managing a portfolio, and/or to implement a fund's investment strategy through investments that may be more tax-efficient than a direct equity investment. Derivatives the fund may use include futures contracts (including those related to indexes) and forward contracts, and purchasing and/or writing (selling) put and call options on

securities, securities indexes, futures contracts, and foreign currencies, and purchasing equity-linked notes. The fund has limits on the use of derivatives and is not required to use them in seeking its investment objectives.

Certain strategies may hedge all or a portion of the fund's portfolio against price fluctuations. Other strategies, such as buying futures and call options, would tend to protect the fund against increases in the prices of securities or other instruments the fund intends to buy. Forward contracts, futures contracts and options may be used to try to manage foreign currency risks on the fund's foreign investments. Options trading may involve the payment of premiums and has special tax effects on the fund.

There are special risks in using particular derivative strategies. Using derivatives can cause the fund to lose money on its investments and/or increase the volatility of its share prices. In addition, the successful use of derivatives draws upon skills and experience that are different from those needed to select the other securities in which the fund invests. Should interest rates, foreign currency exchange rates, or the prices of securities or financial indexes move in an unexpected manner, the fund may not achieve the desired benefit of these instruments, or may realize losses and be in a worse position than if the instruments had not been used. The fund could also experience losses if the prices of its derivative positions were not correlated with its other investments or if it could not close out a position because of an illiquid market. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instrument to make required payments or otherwise comply with the derivative instrument's terms.

Securities of other investment companies. The fund may acquire securities of other investment companies, including exchange-traded funds (ETFs), subject to the limitations of the Investment Company Act of 1940 (1940 Act) and the conditions of exemptive orders issued by the Securities and Exchange Commission (SEC). The fund's pur-

chase of securities of other investment companies will result in the payment of additional management fees and may result in the payment of additional distribution fees.

The fund may invest its uninvested cash reserves in shares of one or more money market funds advised by affiliates of Founders in accordance with the 1940 Act and the rules thereunder.

ETFs are open-end investment companies or unit investment trusts that are registered under the 1940 Act. The shares of ETFs are listed and traded on stock exchanges at market prices. Since ETF shares can be bought and sold like ordinary stocks throughout the day, the fund may invest in ETFs in order to equitize cash, achieve exposure to a broad basket of securities in a single transaction, or for other reasons.

An investment in an ETF generally presents the same primary risks as an investment in a conventional fund (*i.e.*, one that is not exchange-traded) that has the same investment objectives, strategies, and policies. The price of an ETF can fluctuate up or down, and the fund can lose money investing in an ETF if the prices of the securities owned by the ETF go down. In addition, ETFs are subject to the following risks that do not apply to conventional funds: (i) the market price of an ETF's shares may trade above or below their net asset value; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally.

As with traditional mutual funds, ETFs charge asset-based fees, although these fees tend to be relatively low. ETFs do not charge initial sales charges or redemption fees and investors pay only customary brokerage fees to buy and sell ETF shares.

Temporary defensive investments. In times of unstable or adverse market or economic conditions, up to 100% of the fund's assets can be invested in temporary defensive instruments in an effort to enhance liquidity or preserve capital. Temporary defensive investments generally include cash, cash equivalents such as commercial paper, money market instruments, short-term debt securities, U.S. government securities, or repurchase agreements. The fund also could hold these types of securities pending the investment of proceeds from the sale of fund shares or portfolio securities, or to meet anticipated redemptions of fund shares. To the extent the fund invests defensively in these securities, it might not achieve its investment objective.

Portfolio turnover. The fund does not have any limitations regarding portfolio turnover. The fund may engage in short-term trading to try to achieve its objective and may have portfolio turnover rates significantly in excess of 100%. A portfolio turnover rate of 100% is equivalent to the fund buying and selling all of the securities in its portfolio once during the course of a year. The portfolio turnover rate of the fund may be higher than other mutual funds with the same investment objective. Higher portfolio turnover rates increase the brokerage costs the fund pays and may adversely affect its performance.

If the fund realizes capital gains when it sells portfolio investments, it generally must pay those gains out to shareholders, increasing their taxable distributions. This may adversely affect the after-tax performance of the fund for shareholders with taxable accounts. The fund's portfolio turnover rates for prior years are included in the "Financial Highlights" section of this prospectus. The fund's current and future portfolio turnover rates may differ significantly from its historical portfolio turnover rates.

More about risk

Like all investments in securities, you risk losing money by investing in the fund. The fund's investments are subject to changes in their value from a number of factors.

- **Company risk.** The stocks in the fund's portfolio may not perform as expected. Factors that can negatively affect a particular stock's price include poor earnings reports by the issuer, loss of major customers or management team members, major litigation against the issuer, or changes in government regulations affecting the issuer or its industry.

- **Opportunity risk.** There is the risk of missing out on an investment opportunity because the assets necessary to take advantage of the opportunity are held in other investments.



MANAGEMENT

Investment adviser

Founders serves as investment adviser to the fund and is responsible for selecting the fund's investments and handling its day-to-day business. Founders' corporate offices are located at 210 University Boulevard, Suite 800, Denver, Colorado 80206-4658.

Founders and its predecessor companies have operated as investment advisers since 1938. Founders also serves as investment adviser to other series funds of Dreyfus Founders Funds, Inc., as well as investment sub-adviser to other investment companies. Founders is a wholly owned subsidiary of Dreyfus Service Corporation (DSC), which is a wholly owned subsidiary of The Dreyfus Corporation (Dreyfus). Founders is the growth specialist affiliate of Dreyfus, a leading mutual fund complex with approximately $190 billion under management in 206 mutual fund portfolios as of December 31, 2006. Dreyfus is a wholly owned subsidiary of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial had approximately $5.5 trillion in assets under management, administration or custody, including $995 billion under management, as of December 31, 2006.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. (BNY) announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Founders would become an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of BNY's and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and BNY expect the transaction to be completed in the third quarter of 2007.

In addition to managing the fund's investments, Founders also provides certain related administrative services to the fund. For these investment and administrative services, the fund pays Founders a management fee. The fund's management fee for the fiscal year ended December 31, 2006 was 0.65% of the fund's average daily net assets. A discussion regarding the basis for the board's approval of the fund's investment advisory agreement with Founders is available in the fund's annual report for the year ended December 31, 2006.

To facilitate day-to-day fund management, Founders uses a team system. Each team is composed of portfolio managers and research analysts, and is supported by a group of core research analysts as well as portfolio traders. Each individual shares ideas, information, knowledge, and expertise to assist in the management of the fund. Daily decisions on security selection for the fund are made by the portfolio manager. Through participation in the team process, the portfolio manager uses the input, research, and recommendations of the rest of the management team in making purchase and sale decisions.

John B. Jares, vice president of investments and a chartered financial analyst, has been the portfolio manager of the fund since 2001. He is a portfolio manager at The Boston Company Asset Management, LLC, an affiliate of Founders, where he has been employed since July 2006. He also has been employed by Founders since 2001. Mr. Jares was formerly a vice president and senior portfolio manager at Delaware Investments from 2000 to 2001, a vice president and portfolio manager at Berger LLC from 1997 to 2000, and a large-cap equity analyst and subsequently a co-portfolio manager at Founders from 1994 to 1997.

The fund's SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of fund shares.

Distributor

The fund's distributor is Dreyfus Service Corporation. The fund's distributor may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are separate from any sales charges, 12b-1 fees, sub-transfer agency fees and/or shareholder services fees paid by the fund to those intermediaries. Because those payments are not made by you or the fund, the fund's total expense ratio will not be affected by any such payments. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, record-keeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid from the fund's distributor's own resources to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, the fund's distributor also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets, or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended. In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

Code of ethics

The fund, Founders and the fund's distributor have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Founders code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Founders' employees does not disadvantage any Founders-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the five years ended December 31, 2006. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. The financial information has been audited by PricewaterhouseCoopers LLP, the fund's independent registered public accounting firm during these periods, whose report and the fund's financial statements are included in the fund's 2006 annual report, which is available upon request.

Class A		*Year Ended December 31,*				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of year		5.07	4.86	4.49	3.44	4.66
Investment operations:	Investment income (loss) – net	.00[1,2]	(0.00)[1]	0.02	0.03	(0.02)
	Net realized and unrealized gains (losses) on investments	.66	0.22	0.36	1.02	(1.20)
Total from investment operations		.66	0.22	0.38	1.05	(1.22)
Distributions:	Dividends from investment income – net	(.01)	(0.01)	(0.01)	–	–
Net asset value, end of period		5.72	5.07	4.86	4.49	3.44
Total Return (%)[3]		13.02	4.46	8.54	30.52	(26.18)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.34	1.35	1.26	1.49	1.87
Ratio of net expenses to average net assets		1.34	1.33	1.25	1.48	1.87
Ratio of net investment income (loss) to average net assets		.00[4]	(0.09)	0.38	(0.25)	(0.67)
Portfolio turnover rate[5]		110	126	115	123	152
Net assets, end of period ($ x 1,000)		4,399	1,266	1,180	935	378

[1] *Amount represents less than $.01 per share.*

[2] *Based on average shares outstanding at each month end.*

[3] *Exclusive of sales charge.*

[4] *Amount represents less than .01%.*

[5] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class B		*Year Ended December 31,*				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of year		4.91	4.74	4.40	3.40	4.61
Investment operations:	Investment (loss) − net	(.05)[1]	(0.04)[1]	(0.00)[2]	(0.01)	(0.05)
	Net realized and unrealized gains (losses) on investments	.65	0.21	0.34	1.01	(1.16)
Total from investment operations		.60	0.17	0.34	1.00	(1.21)
Net asset value, end of period		5.51	4.91	4.74	4.40	3.40
Total Return (%)[3]		12.22	3.59	7.73	29.41	(26.25)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.21	2.19	2.01	2.30	2.14
Ratio of net expenses to average net assets		2.21	2.18	2.00	2.30	2.14
Ratio of net investment (loss) to average net assets		(.93)	(0.97)	(0.34)	(1.08)	(0.95)
Portfolio turnover rate[4]		110	126	115	123	152
Net assets, end of period ($ x 1,000)		1,046	1,453	2,110	1,709	1,013

[1] *Based on average shares outstanding at each month end.*

[2] *Amount represents less than .01% per share.*

[3] *Exclusive of sales charge.*

[4] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class C		*Year Ended December 31,*				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of year		4.82	4.66	4.32	3.34	4.55
Investment operations:	Investment income (loss) − net	(.03)[1]	(0.03)[1]	0.04	0.04	(0.07)
	Net realized and unrealized gains (losses) on investments	.62	0.20	0.30	0.94	(1.14)
Total from investment operations		.59	0.17	0.34	0.98	(1.21)
Distributions:	Dividends from investment income − net	−	(0.01)	−	−	−
Net asset value, end of period		5.41	4.82	4.66	4.32	3.34
Total Return (%)[2]		12.24	3.68	7.87	29.34	(26.59)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.01	1.98	1.99	2.29	3.02
Ratio of net expenses to average net assets		2.01	1.96	1.99	2.28	2.76
Ratio of net investment (loss) to average net assets		(.69)	(0.72)	(0.24)	(1.04)	(1.55)
Portfolio turnover rate[3]		110	126	115	123	152
Net assets, end of period ($ x 1,000)		3,759	2,012	571	357	186

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class R		Year Ended December 31,				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of year		5.13	4.91	4.53	3.47	4.74
Investment operations:	Investment income (loss) − net	.01[1]	0.01[1]	0.03	0.06	(0.08)
	Net realized and unrealized gains (losses) on investments	.69	0.22	0.37	1.00	(1.19)
Total from investment operations		.70	0.23	0.40	1.06	(1.27)
Distributions:	Dividends from investment income − net	(.01)	(0.01)	(0.02)	−	−
Net asset value, end of period		5.82	5.13	4.91	4.53	3.47
Total Return (%)		13.55	4.78	8.88	30.55	(26.79)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.04	1.10	1.00	1.35	4.68
Ratio of net expenses to average net assets		1.04	1.09	1.00	1.35	2.95
Ratio of net investment income to average net assets		.21	0.15	0.54	(0.12)	(1.78)
Portfolio turnover rate[2]		110	126	115	123	152
Net assets, end of period ($ x 1,000)		97	270	247	211	57

[1] *Based on average shares outstanding at each month end.*

[2] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class T		*Year Ended December 31,*				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of year		4.85	4.72	4.38	3.39	4.60
Investment operations:	Investment (loss) − net	(.03)[1]	(0.05)[1]	(0.01)	(0.23)	(0.30)
	Net realized and unrealized gains (losses) on investments	.63	0.18	0.25	1.22	(0.91)
Total from investment operations		.60	0.13	0.24	0.99	(1.21)
Payment by Service Provider		−	−	0.10[2]	−	−
Net asset value, end of period		5.45	4.85	4.72	4.38	3.39
Total Return (%)[3]		12.37	2.75	7.76	29.20	(26.30)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.46	2.59	1.90	2.27	3.71
Ratio of net expenses to average net assets		1.82	2.15	1.90	2.26	2.46
Ratio of net investment (loss) to average net assets		(.48)	(0.98)	(0.29)	(1.11)	(1.29)
Portfolio turnover rate[4]		110	126	115	123	152
Net assets, end of period ($ x 1,000)		12	8	32	30	33

[1] *Based on average shares outstanding at each month end.*

[2] *A service provider reimbursed the fund's Class T shares for losses resulting from certain shareholder adjustments which otherwise would have reduced total return by 2.28%.*

[3] *Exclusive of sales charge.*

[4] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Your Investment



SHAREHOLDER GUIDE

The classes of the fund offered by this prospectus are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

The fund's Class B shares are offered only in connection with dividend reinvestment and exchanges of Class B shares of certain other funds advised by Founders or Dreyfus, or certain eligible shares of Dreyfus Worldwide Dollar Money Market Fund, Inc.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees have the same purpose as the front-end sales charge: to compensate the fund's distributor for concessions and expenses it pays to dealers and financial institutions for selling or servicing shares. A CDSC is not charged on fund shares acquired through the reinvestment of fund dividends.

Deciding which class of shares to buy

This prospectus offers Class A, B, C, T and R shares of the fund. The different classes of fund shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A or Class T shares you generally pay an initial sales charge. Class A shares have no ongoing Rule 12b-1 fees and Class T shares have lower ongoing Rule 12b-1 fees than Class C shares. Each class, except Class R shares, is subject to a shareholder service fee. Class R shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your financial representative before determining which class to invest in.

Key concepts

The fund offers multiple classes of shares. This prospectus describes shares of Classes A, B, C, R and T. The fund's other class of shares, Class F, is offered by a separate prospectus and is generally available only to shareholders who have continuously maintained a Class F account with any Dreyfus Founders fund since December 30, 1999. All share classes of the fund invest in the same underlying portfolio of securities and have the same management team. However, because of different charges, fees and expenses, the performance of the fund's share classes will vary

	Class A	Class C	Class T	Class R
Initial sales charge	up to 5.75%	none	up to 4.50%	none
Ongoing distribution fee (Rule 12b-1 fee)	none	0.75%	0.25%	none
Ongoing shareholder service fee	0.25%	0.25%	0.25%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	1% on sale of shares held for one year or less	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	none
Conversion feature	no	no	no	no
Recommended purchase maximum	none	$1 million	$1 million	none

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class C shares may eventually exceed the cost of the up-front sales charge
- qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	5.75%	6.10%
$50,000 to $99,999	4.50%	4.70%
$100,000 to $249,999	3.50%	3.60%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more*	none	none

* *No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.*

Class T share considerations

When you invest in Class T shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

The initial sales charge on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

- plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class T may eventually exceed the initial sales charge differential
- invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has no ongoing Rule 12b-1 fees

Since some of your investment goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class C shares, and paying an up-front sales charge if you:

- qualify for a reduced or waived sales charge
- are unsure of your expected holding period

Class T sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.00%	2.00%
$500,000 to $999,999	1.50%	1.50%
$1 million or more *	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Founders funds or Dreyfus Premier funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the fund's SAI.

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation.* You can count toward the amount of your investment your total account value in all share classes of Dreyfus Founders funds and certain Dreyfus Premier funds that are subject to a sales charge. For example, if you have $1 million invested in shares of Dreyfus Founders funds or certain Dreyfus Premier funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent.* You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in Dreyfus Founders funds and certain Dreyfus Premier funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in Dreyfus Founders funds or certain Dreyfus Premier funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Founders or any of its affiliates

- board members of Founders, the Dreyfus Founders funds and any funds managed by an affiliate of Founders

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

- Qualified investors who (i) purchase Class A shares directly through the fund's distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the distributor in a Founders-managed fund, including the fund, or a Dreyfus-managed fund since on or before February 28, 2006

- Investors with the cash proceeds from the investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options

- Members of qualified affinity groups who purchase Class A shares directly through the fund's distributor, provided that the qualified affinity group has entered into an affinity agreement with the distributor

Class A and Class T shares may be purchased at NAV without payment of a sales charge by the following individuals or entities:

- employees participating in certain qualified or non-qualified employee benefit plans

- shareholders in Dreyfus-sponsored IRA "Rollover Accounts" funded with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA Rollover Account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay higher ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Because Class A shares will always be a more favorable investment than Class C shares for investments of $1 million or more, the fund will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class C shares redeemed within one year of purchase are subject to a 1% CDSC.

Class R share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class R shares buys more shares than the same investment would in Class A or Class T shares. There is also no CDSC imposed on redemptions of Class R shares, and you do not pay any ongoing service or distribution fees.

Class R shares may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution
- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered into an agreement with the fund's distributor or a SEP-IRA

Class B share considerations

Class B shares sold within six years of purchase are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares also are subject to an annual Rule 12b-1 fee. Class B shares convert to Class A shares (which are not subject to a Rule 12b-1 fee) approximately six years after the date they were purchased.

CDSC waivers

The CDSC on Class A, B, C and T shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased
- redemptions made within one year of death or disability of the shareholder
- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70½
- redemptions of Class B or Class C shares made through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually
- redemptions from qualified and nonqualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of regular trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) every day the NYSE is open. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. NAV is not calculated, and you may not conduct fund transactions, on days the NYSE is closed (generally weekends and New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day). However, the fund may conduct portfolio transactions on those days, particularly in foreign markets. Those transactions, and changes in the value of the fund's foreign securities holdings on such days, may affect the value of fund shares on days when you are not able to purchase, exchange, or redeem shares. The NAV of your shares when you redeem them may be more or less than the price you originally paid, depending primarily upon the fund's investment performance.

Generally, when calculating the funds' NAV, debt securities with remaining maturities of 60 days or less at the time of purchase are valued using the amortized cost method. All other investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when trading in a security has been suspended or when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of

foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indices of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their NAVs. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the NAV of the fund.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the fund's distributor or its designee by the close of its business day (usually 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments

	Initial	Additional
Regular accounts	$1,000	$100
Traditional IRAs	$750	no minimum
Spousal IRAs	$750	no minimum
Roth IRAs	$750	no minimum
Education Savings Accounts	$500	no minimum *after the first year*

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Key concepts

Net asset value (NAV): the market value of one fund share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's shares are offered at NAV, but Class A and Class T shares are subject to a front-end sales charge and Class B and Class C shares are generally subject to higher annual operating expenses and a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Your order will be processed promptly, and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares, we will first sell shares that are not subject to a CDSC, and then sell those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. There are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or the SAI for details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

- written sell orders of $100,000 or more

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online orders as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions, and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, the fund's board has adopted a policy of discouraging excessive trading, short-term market timing, and other abusive trading practices ("frequent trading") that could adversely affect the fund or its operations. Founders, the fund, and the fund's distributor will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- redeem "in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- reject any purchase or exchange request, including those from any individual or group who, in our view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

We monitor selected transactions to identify frequent trading. When our surveillance systems identify multiple roundtrips, we evaluate trading activity in the account for evidence of frequent trading. We consider the investor's trading history in other accounts under common ownership or control, in other Dreyfus Founders, Dreyfus, and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while we seek to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, we seek to make these judgments to the best of our abilities in a manner that we believe is consistent with shareholder interests. If we conclude the account is likely to engage in frequent trading, we may reject the purchase or exchange, which may occur on the following business day. We may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, rejecting the trade. At our discretion, we may apply these restrictions across all accounts under common ownership, control, or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Our ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the fund's distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the fund's distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Although the policy and these procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through automatic investment plans, Dreyfus Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by us generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 60 days, the fund may close your account and send you the proceeds to the address on record.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also may realize capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and capital gain distributions on an annual basis each December. From time to time, the fund may make distributions in addition to those described above. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares when a fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your redemption of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive upon redemption.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax adviser before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or it may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you may select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1–800–554–4611**.

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus Founders fund or Dreyfus Premier fund (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus Founders fund or Dreyfus Premier fund.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most funds.
	There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed, on an annual basis, 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Founders fund or Dreyfus Premier fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds, and Class B shares into Class B shares of General Money Market Fund, Inc. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange generally has the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your mutual fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and by following the instructions on your application, or by contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund shareholder automatically receives regular account statements. You will also be sent an annual statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES



In Writing

Complete the application.

Mail your application and a check to:
Dreyfus Founders Funds, Inc.
Equity Growth Fund
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
Dreyfus Founders Funds, Inc.
Equity Growth Fund
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• Equity Growth Fund
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").

Mail your request to:
Dreyfus Founders Funds, Inc.
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing



By Telephone

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 046485
• EEC code 5650
• Equity Growth Fund
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Return your application with the account number on the application.

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 046485
• EEC code 5650
• Equity Growth Fund
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Electronic check Same as wire, but before your 14-digit account number insert "275" for Class A, "277" for Class C, "278" for Class R, or "279" for Class T.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

Wire Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **Dreyfus Founders Funds, Inc.**

Key concepts

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire transfers from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TO OPEN AN ACCOUNT

TO ADD TO AN ACCOUNT

TO SELL SHARES

 Online (www.dreyfus.com)

_____

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.

Wire Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

 Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.

All services Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

Dreyfus Automatic Withdrawal Plan Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 — In Writing —

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.	Write a letter of instruction that includes: • your name and signature • your account number • Equity Growth Fund • the share class • the dollar amount you want to sell • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld
Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 55552 Boston, MA 02205-8568 Attn: Institutional Processing	Mail the slip and the check to: The Dreyfus Trust Company, Custodian P.O. Box 55552 Boston, MA 02205-8568 Attn: Institutional Processing	Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares"). Mail your request to: The Dreyfus Trust Company P.O. Box 55552 Boston, MA 02205-8568 Attn: Institutional Processing

 — By Telephone —

_____	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 046485 • EEC code 5650 • Equity Growth Fund • the share class • your account number • name(s) of investor(s) • the contribution year • dealer number if applicable **Electronic check** Same as wire, but before your 14-digit account number insert "275" for Class A, "277" for Class C, "278" for Class R, or "279" for Class T.	_____

 — Automatically —

_____	**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year contributions.	**Systematic Withdrawal Plan** Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

For More Information

Dreyfus Founders Equity Growth Fund
A series of Dreyfus Founders Funds, Inc.
SEC file number: 811-01018

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings, and contains a letter from the fund's portfolio manager discussing market conditions, economic trends and fund strategies that significantly affected the fund's performance during the period covered by the report. The fund's most recent annual and semi-annual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference and legally considered a part of this prospectus.

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center — Dreyfus Mutual Funds — Mutual Fund Total Holdings. This information will be posted on the last day of the month following the month for which such information is applicable, unless the month for which such information is applicable is the last month of a calendar quarter, in which case the information will be posted fifteen days following the end of the quarter. This information will remain accessible at least until the date on which the fund files a Form N-Q or Form N-CSR with the SEC for the period that includes the date as of which the website information is current. A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the SAI.

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from: http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

Dreyfus Founders Funds are managed by Founders Asset Management LLC.

Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.



Dreyfus Founders Growth Fund

Pursuing long-term growth of capital through investments in growth companies

PROSPECTUS May 1, 2007

Class A, B, C, R and T Shares



Dreyfus

A Mellon Financial Company[SM]

Growth Fund has discontinued public sales of its shares to new investors, but shareholders who have open Growth Fund accounts may make additional investments and reinvest dividends and capital gains distributions in their accounts. In addition, certain other investors may open new accounts. See "Your Investment – Shareholder Guide" for more information. Once a Growth Fund account has been closed, additional investments in Growth Fund may not be possible.

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Dreyfus Founders Growth Fund

Ticker Symbols | **Class A: FRGDX**
Class B: FRGEX
Class C: FRGFX
Class R: FRGYX
Class T: FRGZX

Contents

The Fund

Your Investment

For More Information

See back cover.

Growth Fund is closed to new investors (see section entitled "Shareholder Guide – Fund closed to new investors" for more information).

The Fund



INVESTMENT APPROACH

The fund seeks long-term growth of capital. To pursue this goal, the fund normally invests at least 65% of its total assets in common stocks of well-established, high-quality growth companies. These companies tend to have strong performance records, solid market positions, reasonable financial strength, and continuous operating records of three years or more. The fund may also invest up to 30% of its total assets in foreign securities, with no more than 25% invested in any one foreign country.

Founders Asset Management LLC (Founders) manages the fund using a "growth style" of investing, searching for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. Founders uses a consistent, bottom-up approach to build equity portfolios which emphasizes individual stock selection. We go beyond Wall Street analysis and perform intensive qualitative and quantitative in-house research to determine whether companies meet our investment criteria.

Founders continually monitors the securities in the fund's portfolio, and will consider selling a security if its business momentum deteriorates or valuation becomes excessive. Founders also may sell a security if an event occurs that contradicts Founders' rationale for owning it, such as a deterioration in the company's financial fundamentals. In addition, Founders may sell a security if better investment opportunities emerge elsewhere. Founders also may liquidate a security if Founders changes the fund's industry or sector weightings.

For more information on the securities held by the fund, see "For More Information – Portfolio Holdings."



MAIN RISKS

The principal risks of investing in this fund are:

- *Stock market risk.* The market value of the stocks and other securities owned by the fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. In addition, whether or not Founders' assessment of a company's potential to increase earnings faster than the rest of the market is correct, the securities in the portfolio may not increase in value, and could decrease in value.

- *Investment style risk.* Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the fund's growth style of investing, and the fund's returns may vary considerably than other equity funds using different investment styles. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns.

- *Sector risk.* The fund may overweight or underweight certain market sectors relative to its benchmark index, which may cause the fund's performance to be more or less sensitive to developments affecting those sectors.

- *Foreign investment risk.* Investments in foreign securities involve different risks than U.S. investments, including less trading volume and liquidity, increased volatility, fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Key concepts

Growth companies: companies whose earnings are expected to grow faster than the overall market.

"Bottom-up" approach: choosing fund investments by analyzing the fundamentals of individual companies one at a time rather than focusing on broader market themes.



PAST PERFORMANCE

The following information illustrates the risks of investing in the fund. The bar chart shows the fund's Class A performance from year to year. The performance figures do not reflect sales loads, and would be lower if they did. All performance figures reflect the reinvestment of dividends and capital gain distributions. Past performance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*
Class A shares



Best Quarter:	Q2 '03	+15.99%
Worst Quarter:	Q4 '00	-25.07%

The following table compares the performance of each share class to the performance of an appropriate broad-based index. The fund's returns include applicable sales loads, and reflect the reinvestment of dividends and capital gain distributions. The returns of the index account for both change in security price and reinvestment of dividends, do not reflect the impact of taxes, and do not reflect the costs of

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

managing a mutual fund. You may not invest directly in this index. Past performance, both before and after taxes, is no guarantee of future results.

Average annual total returns *as of 12/31/06*

	1 Year	5 Years	Since inception[1]
Class A *returns before taxes*	13.11%	3.30%	-6.13%
Class A *returns after taxes on distributions*	6.56%	2.07%	-7.58%
Class A *returns after taxes on distributions and sale of fund shares*	4.27%	1.78%	-5.87%
Class B *returns before taxes*	11.95%	2.44%	-6.72%
Class C *returns before taxes*	12.15%	2.50%	-6.85%
Class R *returns before taxes*	13.50%	3.71%	-5.82%
Class T *returns before taxes*	12.30%	2.56%	-6.79%
Russell 1000 Growth Index[2]	9.07%	2.69%	-4.87%

[1] *Inception date 12/31/99.*

[2] *The Russell 1000 Growth Index is an unmanaged index that measures the performance of the common stocks of those companies among the largest 1,000 publicly traded U.S. companies with higher price-to-book ratios and higher forecasted growth values.*

After-tax performance is shown only for Class A shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's individual tax situation and may differ from those shown. The after-tax return information shown above does not apply to fund shares held through tax-deferred accounts, such as 401(k) plans or individual retirement accounts.



EXPENSES

As a fund shareholder, you pay certain fees and expenses in connection with the fund, which are described in the tables below.

Fee table

	Class A	Class B[1]	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none[2]	4.00	1.00	none	none[2]
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	0.77	0.77	0.77	0.77	0.77
Rule 12b-1 fee	none	0.75	0.75	none	0.25
Shareholder services fee	0.25	0.25	0.25	none	0.25
Other expenses	0.47	0.63	0.49	0.40	0.92
Total annual fund operating expenses	1.49	2.40	2.26	1.17	2.19

[1] *Class B shares of the fund are available only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds.*

[2] *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$718	$1,019	$1,341	$2,252
Class B				
with redemption	$643	$1,048	$1,480	$2,302*
without redemption	$243	$748	$1,280	$2,302*
Class C				
with redemption	$329	$706	$1,210	$2,595
without redemption	$229	$706	$1,210	$2,595
Class R	$119	$372	$644	$1,420
Class T	$662	$1,104	$1,572	$2,860

* *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual return and expenses will be different, the example is for comparison only.

Key concepts

Contingent deferred sales charge (CDSC): a back-end sales charge payable if shares are redeemed within a certain time period.

Management fee: the fee paid to Founders for managing the fund's portfolio and assisting in other aspects of the fund's operations.

Rule 12b-1 fee: the fee paid to the fund's distributor to finance the sale and distribution of Class B, Class C, and Class T shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services.

Other expenses: expenses paid by the fund for custodian, transfer agency and accounting agent services, and other customary fund services. The fund also makes payments to certain financial institution intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



This section discusses other investment strategies that may be used by the fund and provides more detailed information about the risks associated with those strategies. Although we might not use all of the different techniques and investments described below, some of these techniques are designed to help reduce investment or market risks. The Statement of Additional Information (SAI) contains more detailed information about the fund's investment policies and risks.

Other portfolio investments and strategies

ADRs. The fund may invest in American Depositary Receipts and American Depositary Shares (collectively, ADRs) as a way to invest in foreign securities. ADRs are receipts representing shares of a foreign corporation held by a U.S. bank that entitle the holder to all dividends and capital gains on the underlying foreign shares. ADRs are typically denominated in U.S. dollars and trade in the U.S. securities markets. ADRs are subject to many of the same risks as direct investments in foreign securities. These risks include fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Derivative instruments. Unlike stocks or bonds that represent actual ownership of the equity or debt of an issuer, derivatives are instruments that derive their value from an underlying security, index, or other financial instrument. Derivatives may be used for the following purposes: to hedge risks inherent in a fund's portfolio, to enhance the potential return of a portfolio, to diversify a portfolio, to equitize cash, to reduce transaction costs associated with managing a portfolio, and/or to implement a fund's investment strategy through investments that may be more tax-efficient than a direct equity investment. Derivatives the fund may use include futures contracts (including those related to indexes) and forward contracts, and purchasing and/or writing (selling) put and call options on securities, securities indexes, futures contracts, and foreign currencies, and purchasing equity-linked notes. The fund has limits on the use of derivatives and is not required to use them in seeking its investment objectives.

Certain strategies may hedge all or a portion of the fund's portfolio against price fluctuations. Other strategies, such as buying futures and call options, would tend to protect the fund against increases in the prices of securities or other instruments the fund intends to buy. Forward contracts, futures contracts and options may be used to try to manage foreign currency risks on the fund's foreign investments. Options trading may involve the payment of premiums and has special tax effects on the fund.

There are special risks in using particular derivative strategies. Using derivatives can cause the fund to lose money on its investments and/or increase the volatility of its share prices. In addition, the successful use of derivatives draws upon skills and experience that are different from those needed to select the other securities in which the fund invests. Should interest rates, foreign currency exchange rates, or the prices of securities or financial indexes move in an unexpected manner, the fund may not achieve the desired benefit of these instruments, or may realize losses and be in a worse position than if the instruments had not been used. The fund could also experience losses if the prices of its derivative positions were not correlated with its other investments or if it could not close out a position because of an illiquid market. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instrument to make required payments or otherwise comply with the derivative instrument's terms.

Securities of other investment companies. The fund may acquire securities of other investment companies, including exchange-traded funds (ETFs), subject to the limitations of the Investment Company Act of 1940 (1940 Act) and the conditions of exemptive orders issued by the Securities and Exchange Commission (SEC). The fund's purchase of securities of other investment companies will result in the payment of additional management fees and may result in the payment of additional distribution fees.

The fund may invest its uninvested cash reserves in shares of one or more money market funds advised by affiliates of Founders in accordance with the 1940 Act and the rules thereunder.

ETFs are open-end investment companies or unit investment trusts that are registered under the 1940 Act. The shares of ETFs are listed and traded on stock exchanges at market prices. Since ETF shares can be bought and sold like ordinary stocks throughout the day, the fund may invest in ETFs in order to equitize cash, achieve exposure to a broad basket of securities in a single transaction, or for other reasons.

An investment in an ETF generally presents the same primary risks as an investment in a conventional fund (*i.e.*, one that is not exchange-traded) that has the same investment objectives, strategies, and policies. The price of an ETF can fluctuate up or down, and the fund can lose money investing in an ETF if the prices of the securities owned by the ETF go down. In addition, ETFs are subject to the following risks that do not apply to conventional funds: (i) the market price of an ETF's shares may trade above or below their net asset value; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally.

As with traditional mutual funds, ETFs charge asset-based fees, although these fees tend to be relatively low. ETFs do not charge initial sales charges or redemption fees and investors pay only customary brokerage fees to buy and sell ETF shares.

Temporary defensive investments. In times of unstable or adverse market or economic conditions, up to 100% of the fund's assets can be invested in temporary defensive instruments in an effort to enhance liquidity or preserve capital. Temporary defensive investments generally include cash, cash equivalents such as commercial paper, money market instruments, short-term debt securities, U.S.

government securities, or repurchase agreements. The fund also could hold these types of securities pending the investment of proceeds from the sale of fund shares or portfolio securities, or to meet anticipated redemptions of fund shares. To the extent the fund invests defensively in these securities, it might not achieve its investment objective.

Portfolio turnover. The fund does not have any limitations regarding portfolio turnover. The fund may engage in short-term trading to try to achieve its objective and may have portfolio turnover rates significantly in excess of 100%. A portfolio turnover rate of 100% is equivalent to the fund buying and selling all of the securities in its portfolio once during the course of a year. The portfolio turnover rate of the fund may be higher than other mutual funds with the same investment objective. Higher portfolio turnover rates increase the brokerage costs the fund pays and may adversely affect its performance.

If the fund realizes capital gains when it sells portfolio investments, it generally must pay those gains out to shareholders, increasing their taxable distributions. This may adversely affect the after-tax performance of the fund for shareholders with taxable accounts. The fund's portfolio turnover rates for prior years are included in the "Financial Highlights" section of this prospectus. The fund's current and future portfolio turnover rates may differ significantly from its historical portfolio turnover rates.

More about risk

Like all investments in securities, you risk losing money by investing in the fund. The fund's investments are subject to changes in their value from a number of factors.

- **Company risk.** The stocks in the fund's portfolio may not perform as expected. Factors that can negatively affect a particular stock's price include poor earnings reports by the issuer, loss of major customers or management team members, major litigation against the issuer, or changes in government regulations affecting the issuer or its industry.

- **Opportunity risk.** There is the risk of missing out on an investment opportunity because the assets necessary to take advantage of the opportunity are held in other investments.

- **Recoveries in Securities Litigation Proceedings.** The historical performance record of the fund has benefited from amounts received by the fund from the settlement of class action lawsuits against certain issuers of securities in which the fund had invested. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.



MANAGEMENT

Investment adviser

Founders serves as investment adviser to the fund and is responsible for selecting the fund's investments and handling its day-to-day business. Founders' corporate offices are located at 210 University Boulevard, Suite 800, Denver, Colorado 80206-4658.

Founders and its predecessor companies have operated as investment advisers since 1938. Founders also serves as investment adviser to other series funds of Dreyfus Founders Funds, Inc., as well as investment sub-adviser to other investment companies. Founders is a wholly owned subsidiary of Dreyfus Service Corporation (DSC), which is a wholly owned subsidiary of The Dreyfus Corporation (Dreyfus). Founders is the growth specialist affiliate of Dreyfus, a leading mutual fund complex with approximately $190 billion under management in 206 mutual fund portfolios as of December 31, 2006. Dreyfus is a wholly owned subsidiary of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial had approximately $5.5 trillion in assets under management, administration or custody, including $995 billion under management, as of December 31, 2006.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. (BNY) announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Founders would become an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of BNY's and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and BNY expect the transaction to be completed in the third quarter of 2007.

In addition to managing the fund's investments, Founders also provides certain related administrative services to the fund. For these investment and administrative services, the fund pays Founders a management fee. The fund's management fee for the fiscal year ended December 31, 2006 was 0.77% of the fund's average daily net assets. A discussion regarding the basis for the board's approval of the fund's investment advisory agreement with Founders is available in the fund's annual report for the year ended December 31, 2006.

To facilitate day-to-day fund management, Founders uses a team system. Each team is composed of portfolio managers and research analysts, and is supported by a group of core research analysts as well as portfolio traders. Each individual shares ideas, information, knowledge, and expertise to assist in the management of the fund. Daily decisions on security selection for the fund are made by the portfolio manager. Through participation in the team process, the portfolio manager uses the input, research, and recommendations of the rest of the management team in making purchase and sale decisions.

John B. Jares, vice president of investments and a chartered financial analyst, has been the portfolio manager of the fund since 2001. He is a portfolio manager at The Boston Company Asset Management, LLC, an affiliate of Founders, where he has been employed since July 2006. He also has been employed by Founders since 2001. Mr. Jares was formerly a vice president and senior portfolio manager at Delaware Investments from 2000 to 2001, a vice president and portfolio manager at Berger LLC from 1997 to 2000, and a large-cap equity analyst and subsequently a co-portfolio manager at Founders from 1994 to 1997.

The fund's SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of fund shares.

Distributor

The fund's distributor is Dreyfus Service Corporation. The fund's distributor may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are separate from any sales charges, 12b-1 fees, sub-transfer agency fees and/or shareholder services fees paid by the fund to those intermediaries. Because those payments are not made by you or the fund, the fund's total expense ratio will not be affected by any such payments. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, record-keeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid from the fund's distributor's own resources to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, the fund's distributor also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets, or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended. In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

Code of ethics

The fund, Founders and the fund's distributor have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Founders code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Founders' employees does not disadvantage any Founders-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the five years ended December 31, 2006. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. The financial information has been audited by PricewaterhouseCoopers LLP, the fund's independent registered public accounting firm during these periods, whose report and the fund's financial statements are included in the fund's 2006 annual report, which is available upon request.

Class A		*Year Ended December 31,*				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		10.91	10.53	9.79	7.46	10.53
Investment operations:	Investment income (loss) − net	(.02)[1]	(0.03)[1]	0.02[1]	(0.06)	(0.06)
	Net realized and unrealized gain (loss) on investments	1.45	0.45	0.72	2.39	(3.01)
Total from investment operations		1.43	0.42	0.74	2.33	(3.07)
Distributions:	Dividends from investment income − net	−	(0.04)	−	−	−
Net asset value, end of period		12.34	10.91	10.53	9.79	7.46
Total Return (%)[2]		13.11	3.98	7.56	31.23	(29.15)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.49	1.49	1.42	1.66	1.48
Ratio of net expenses to average net assets		1.49	1.47	1.41	1.66	1.48
Ratio of net investment income (loss) to average net assets		(.17)	(0.28)	0.22	(0.59)	(0.56)
Portfolio turnover rate[3]		103	120	107	124	139
Net assets, end of period ($ x 1,000)		12,268	5,505	6,356	6,452	5,149

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

		Year Ended December 31,				
Class B		**2006**	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		10.46	10.14	9.50	7.30	10.38
Investment operations:	Investment (loss) − net	(.12)[1]	(0.11)[1]	(0.06)[1]	(0.17)	(0.18)
	Net realized and unrealized gain (loss) on investments	1.37	0.43	0.70	2.37	(2.90)
Total from investment operations		1.25	0.32	0.64	2.20	(3.08)
Net asset value, end of period		11.71	10.46	10.14	9.50	7.30
Total Return (%)[2]		11.95	3.16	6.74	30.14	(29.67)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.40	2.31	2.22	2.48	2.22
Ratio of net expenses to average net assets		2.40	2.30	2.22	2.48	2.22
Ratio of net investment (loss) to average net assets		(1.20)	(1.11)	(0.58)	(1.41)	(1.30)
Portfolio turnover rate[3]		103	120	107	124	139
Net assets, end of period ($ x 1,000)		2,443	9,603	12,406	13,664	11,603

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class C		Year Ended December 31,				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		10.45	10.13	9.48	7.29	10.36
Investment operations:	Investment (loss) – net	(.11)[1]	(0.10)[1]	(0.05)[1]	(0.19)	(0.26)
	Net realized and unrealized gain (loss) on investments	1.38	0.42	.70	2.38	(2.81)
Total from investment operations		1.27	0.32	.65	2.19	(3.07)
Net asset value, end of period		11.72	10.45	10.13	9.48	7.29
Total Return (%)[2]		12.15	3.16	6.86	30.04	(29.63)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.26	2.24	2.16	2.49	2.37
Ratio of net expenses to average net assets		2.26	2.22	2.16	2.49	2.37
Ratio of net investment (loss) to average net assets		(.99)	(1.03)	(.49)	(1.42)	(1.46)
Portfolio turnover rate[3]		103	120	107	124	139
Net assets – end of period ($ x 1,000)		1,399	1,362	1,881	1,774	1,528

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class R		*Year Ended December 31,*				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		11.11	10.69	9.89	7.50	10.57
Investment operations:	Investment income − net	.01[1]	.02[1]	.07[1]	.01	.01
	Net realized and unrealized gain (loss) on investments	1.49	.47	.73	2.38	(3.08)
Total from investment operations		1.50	.49	.80	2.39	(3.07)
Distributions:	Dividends from investment income − net	−	(.07)	−	−	−
Net asset value, end of period		12.61	11.11	10.69	9.89	7.50
Total Return (%)		13.50	4.54	8.09	31.87	(29.04)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.17	1.05	1.03	1.13	1.30
Ratio of net expenses to average net assets		1.17	1.04	1.03	1.13	1.30
Ratio of net investment income (loss) to average net assets		.11	.15	.65	(.04)	(.34)
Portfolio turnover rate[2]		103	120	107	124	139
Net assets − end of period ($ x 1,000)		2,594	1,982	10,584	8,792	4,333

[1] *Based on average shares outstanding at each month end.*

[2] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class T		*Year Ended December 31,*				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		10.49	10.17	9.48	7.27	10.38
Investment operations:	Investment (loss) − net[1]	(.10)	(0.10)	(0.20)	(0.30)	(0.56)
	Net realized and unrealized gain (loss) on investments	1.39	0.42	0.71	2.51	(2.55)
Total from investment operations		1.29	0.32	0.69	2.21	(3.11)
Net asset value, end of period		11.78	10.49	10.17	9.48	7.27
Total Return (%)[2]		12.30	3.15	7.28	30.40	(29.96)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.19	2.21	1.79	2.22	2.78
Ratio of net expenses to average net assets		2.19	2.20	1.79	2.22	2.78
Ratio of net investment income (loss) to average net assets		(.91)	(1.01)	(0.17)	(1.15)	(1.89)
Portfolio turnover rate[3]		103	120	107	124	139
Net assets, end of period ($ x 1,000)		75	71	100	220	208

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Your Investment


Fund closed to new investors

In anticipation of the proposed reorganization discussed below, the fund has been closed to new investors. Shareholders of the fund who maintain open fund accounts may make additional purchases and reinvest dividends and capital gains distributions into their accounts. Participants in certain retirement plans which have established the fund as an investment option may open new fund accounts through their plans. New accounts may also be opened by wrap accounts that are approved by the fund's distributor and that previously established the fund as an investment option under the wrap accounts. In addition, employees of Founders and directors of the company may also open new accounts in the fund if they do so directly with the fund's distributor.

Fund shareholders who close their accounts may be prohibited from reactivating their accounts or opening new fund accounts. This restriction applies to investments made directly with the distributor as well as investments made through financial institution intermediaries, such as brokers, banks or financial advisers. Investors may have to show they are eligible to purchase fund shares before an investment is accepted. The fund may resume sales of shares to new investors at some future date, but there are no current plans to do so.

Proposed Reorganization

On January 17, 2007, the fund's Board of Directors approved, subject to shareholder approval, a Plan of Reorganization which provides for the transfer of the fund's assets to the Dreyfus Founders Equity Growth Fund in a tax-free exchange for shares of the Equity Growth Fund and the assumption by the Equity Growth Fund of the fund's stated liabilities, the distribution of shares of the Equity Growth Fund to fund shareholders and the subsequent termination of the fund. If approved, the reorganization is expected to be completed in the second quarter of 2007.

The classes of the fund offered by this prospectus are designed primarily for people who are investing through a third party, such as a bank, broker–dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

The fund's Class B shares are offered only in connection with dividend reinvestment and exchanges of Class B shares of certain other funds advised by Founders or Dreyfus, or certain eligible shares of Dreyfus Worldwide Dollar Money Market Fund, Inc.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees have the same purpose as the front-end sales charge: to compensate the fund's distributor for concessions and expenses it pays to dealers and financial institutions for selling or servicing shares. A CDSC is not charged on fund shares acquired through the reinvestment of fund dividends.

Key concepts

The fund offers multiple classes of shares. This prospectus describes shares of Classes A, B, C, R and T. The fund's other class of shares, Class F, is offered by a separate prospectus and is also closed to new investors. All share classes of the fund invest in the same underlying portfolio of securities and have the same management team. However, because of different charges, fees and expenses, the performance of the fund's share classes will vary.

	Class A	Class C	Class T	Class R
Initial sales charge	up to 5.75%	one	up to 4.50%	none
Ongoing distribution fee (Rule 12b-1 fee)	none	0.75%	0.25%	none
Ongoing shareholder service fee	0.25%	0.25%	0.25%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	1% on sale of shares held for one year or less	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	none
Conversion feature	no	no	no	no
Recommended purchase maximum	none	$1 million	$1 million	none

Deciding which class of shares to buy

This prospectus offers Class A, B, C, T and R shares of the fund. The different classes of fund shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A or Class T shares you generally pay an initial sales charge. Class A shares have no ongoing Rule 12b-1 fees and Class T shares have lower ongoing Rule 12b-1 fees than Class C shares. Each class, except Class R shares, is subject to a shareholder service fee. Class R shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your financial representative before determining which class to invest in.

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class C shares may eventually exceed the cost of the up-front sales charge
- qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	5.75%	6.10%
$50,000 to $99,999	4.50%	4.70%
$100,000 to $249,999	3.50%	3.60%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Class T share considerations

When you invest in Class T shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

The initial sales charge on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

- plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class T may eventually exceed the initial sales charge differential
- invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has no ongoing Rule 12b-1 fees

Since some of your investment goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class C shares, and paying an up-front sales charge if you:

- qualify for a reduced or waived sales charge
- are unsure of your expected holding period

Class T sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.00%	2.00%
$500,000 to $999,999	1.50%	1.50%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Founders funds or Dreyfus Premier funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the fund's SAI.

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation.* You can count toward the amount of your investment your total account value in all share classes of Dreyfus Founders funds and certain Dreyfus Premier funds that are subject to a sales charge. For example, if you have $1 million invested in shares of Dreyfus Founders funds or certain Dreyfus Premier funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent.* You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in Dreyfus Founders funds and certain Dreyfus Premier funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in Dreyfus Founders funds or certain Dreyfus Premier funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Founders or any of its affiliates

- board members of Founders, the Dreyfus Founders Funds and any funds managed by an affiliate of Founders

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

- Qualified investors who (i) purchase Class A shares directly through the fund's distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the distributor in a Founders-managed fund, including the fund, or a Dreyfus-managed fund since on or before February 28, 2006

- Investors with the cash proceeds from the investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options

- Members of qualified affinity groups who purchase Class A shares directly through the fund's distributor, provided that the qualified affinity group has entered into an affinity agreement with the distributor

Class A and Class T shares may be purchased at NAV without payment of a sales charge by the following individuals or entities:

- employees participating in certain qualified or non-qualified employee benefit plans

- shareholders in Dreyfus-sponsored IRA "Rollover Accounts" funded with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA Rollover Account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay higher ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Because Class A shares will always be a more favorable investment than Class C shares for investments of $1 million or more, the fund will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class C shares redeemed within one year of purchase are subject to a 1% CDSC.

Class R share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class R shares buys more shares than the same investment would in Class A or Class T shares. There is also no CDSC imposed on redemptions of Class R shares, and you do not pay any ongoing service or distribution fees.

Class R shares may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution

- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered into an agreement with the fund's distributor or a SEP-IRA

Class B share considerations

Class B shares sold within six years of purchase are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares also are subject to an annual Rule 12b-1 fee. Class B shares convert to Class A shares (which are not subject to a Rule 12b-1 fee) approximately six years after the date they were purchased.

CDSC waivers

The CDSC on Class A, B, C and T shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased

- redemptions made within one year of death or disability of the shareholder

- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70½

- redemptions of Class B or Class C shares made through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually

- redemptions from qualified and nonqualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of regular trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) every day the NYSE is open. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. NAV is not calculated, and you may not conduct fund transactions, on days the NYSE is closed (generally weekends and New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day). However, the fund may conduct portfolio transactions on those days, particularly in foreign markets. Those transactions, and changes in the value of the fund's foreign securities holdings on such days, may affect the value of fund shares on days when you are not able to purchase, exchange, or redeem shares. The NAV of your shares when you redeem them may be more or less than the price you originally paid, depending primarily upon the fund's investment performance.

Generally, when calculating the fund's NAV, debt securities with remaining maturities of 60 days or less at the time of purchase are valued using the amortized cost method. All other investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when trading in a security has been suspended or when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indices of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their NAVs. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the NAV of the fund.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the fund's distributor or its designee by the close of its business day (usually 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments

	Initial	Additional
Regular accounts	$1,000	$100
Traditional IRAs	$750	no minimum
Spousal IRAs	$750	no minimum
Roth IRAs	$750	no minimum
Education Savings Accounts	$500	no minimum *after the first year*

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Key concepts

Net asset value (NAV): the market value of one fund share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's shares are offered at NAV, but Class A and Class T shares are subject to a front-end sales charge and Class B and Class C shares are generally subject to higher annual operating expenses and a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Your order will be processed promptly, and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares, we will first sell shares that are not subject to a CDSC, and then sell those sub-ject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. There are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or the SAI for details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- ⚬ if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- ⚬ the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- ⚬ amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- ⚬ requests to send the proceeds to a different payee or address

- ⚬ written sell orders of $100,000 or more

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online transactions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online orders as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions, and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, the fund's board has adopted a policy of discouraging excessive trading, short-term market timing, and other abusive trading practices ("frequent trading") that could adversely affect the fund or its operations. Founders, the fund, and the fund's distributor will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- redeem "in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- reject any purchase or exchange request, including those from any individual or group who, in our view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

We monitor selected transactions to identify frequent trading. When our surveillance systems identify multiple roundtrips, we evaluate trading activity in the account for evidence of frequent trading. We consider the investor's trading history in other accounts under common ownership or control, in other Dreyfus Founders, Dreyfus, and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while we seek to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, we seek to make these judgments to the best of our abilities in a manner that we believe is consistent with shareholder interests. If we conclude the account is likely to engage in frequent trading, we may reject the purchase or exchange, which may occur on the following business day. We may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, rejecting the trade. At our discretion, we may apply these restrictions across all accounts under common ownership, control, or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Our ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the fund's distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the fund's distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Although the policy and these procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through automatic investment plans, Dreyfus Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by us generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 60 days, the fund may close your account and send you the proceeds to the address on record.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also may realize capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and capital gain distributions on an annual basis each December. From time to time, the fund may make distributions in addition to those described above. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares when a fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your redemption of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive upon redemption.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax adviser before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or it may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you may select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1–800–554–4611**.

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus Founders fund or Dreyfus Premier fund (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus Founders fund or Dreyfus Premier fund.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most funds.
	There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed, on an annual basis, 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Founders fund or Dreyfus Premier fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds, and Class B shares into Class B shares of General Money Market Fund, Inc. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange generally has the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your mutual fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and by following the instructions on your application, or by contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund shareholder automatically receives regular account statements. You will also be sent an annual statement detailing the tax characteristics of any dividends and distributions you have received.

TO OPEN AN ACCOUNT

TO ADD TO AN ACCOUNT

TO SELL SHARES

 In Writing

Complete the application.

Mail your application and a check to:
Dreyfus Founders Funds, Inc.
Growth Fund
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
Dreyfus Founders Funds, Inc.
Growth Fund
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• Growth Fund
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").

Mail your request to:
Dreyfus Founders Funds, Inc.
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

 By Telephone

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 046485
• EEC code 5650
• Growth Fund
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Return your application with the account number on the application.

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 046485
• EEC code 5650
• Growth Fund
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Electronic check Same as wire, but before your 14-digit account number insert "213" for Class A, "215" for Class C, "216" for Class R, or "217" for Class T.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

Wire Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **Dreyfus Founders Funds, Inc.**

Key concepts

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire transfers from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 Online (www.dreyfus.com)

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.

Wire Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

 Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.

All services Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

Dreyfus Automatic Withdrawal Plan Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for. Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 55552 Boston, MA 02205-8568 Attn: Institutional Processing	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for. Mail the slip and the check to: The Dreyfus Trust Company, Custodian P.O. Box 55552 Boston, MA 02205-8568 Attn: Institutional Processing	Write a letter of instruction that includes: • your name and signature • your account number • Growth Fund • the share class • the dollar amount you want to sell • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide — Selling Shares"). Mail your request to: The Dreyfus Trust Company P.O. Box 55552 Boston, MA 02205-8568 Attn: Institutional Processing
By Telephone		**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 046485 • EEC code 5650 • Growth Fund • the share class • your account number • name(s) of investor(s) • the contribution year • dealer number if applicable **Electronic check** Same as wire, but before your 14-digit account number insert "213" for Class A, "215" for Class C, "216" for Class R, or "217" for Class T.	
Automatically		**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year contributions.	**Systematic Withdrawal Plan** Call us to request instructions to establish the plan.







For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

For More Information

Dreyfus Founders Growth Fund
A series of Dreyfus Founders Funds, Inc.
SEC file number: 811-01018

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings, and contains a letter from the fund's portfolio manager discussing market conditions, economic trends and fund strategies that significantly affected the fund's performance during the period covered by the report. The fund's most recent annual and semi-annual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference and legally considered a part of this prospectus.

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. This information will be posted on the last day of the month following the month for which such information is applicable, unless the month for which such information is applicable is the last month of a calendar quarter, in which case the information will be posted fifteen days following the end of the quarter. This information will remain accessible at least until the date on which the fund files a Form N-Q or Form N-CSR with the SEC for the period that includes the date as of which the website information is current. A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the SAI.

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text only versions of certain fund documents can be viewed online or downloaded from http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

Dreyfus Founders Funds are managed by Founders Asset Management LLC.

Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.



Dreyfus Founders
International Equity Fund

Pursuing long-term growth of capital
through investments in foreign securities

P R O S P E C T U S May 1, 2007

Class A, B, C, R and T Shares



Dreyfus
A Mellon Financial Company℠

Dreyfus Founders International Equity Fund

Ticker Symbols
Class A: FOIAX
Class B: FOIDX
Class C: FOICX
Class R: FOIRX
Class T: FOIUX

Contents

The Fund

Your Investment

For More Information



See back cover.

The Fund

INVESTMENT APPROACH

The fund, an international fund, seeks long-term growth of capital. To pursue this goal, the fund normally invests at least 80% of its net assets in foreign equity securities from a minimum of three countries outside the United States, including both established and emerging economies. The fund's policy of normally investing at least 80% of its net assets in foreign equity securities may not be changed unless at least 60 days' prior written notice of the change is given to fund shareholders. The fund will not invest more than 50% of its assets in the securities of any one foreign country. Although the fund intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S.-based companies.

The term "net assets" as used in the paragraph above includes fund borrowings made for investment purposes.

Founders Asset Management LLC (Founders) manages the fund using a "growth style" of investing, searching for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. Founders uses a consistent, bottom-up approach to build equity portfolios which emphasizes individual stock selection. We go beyond Wall Street analysis and perform intensive qualitative and quantitative in-house research to determine whether companies meet our investment criteria.

Founders continually monitors the securities in the fund's portfolio, and will consider selling a security if its business momentum deteriorates or valuation becomes excessive. Founders also may sell a security if an event occurs that contradicts Founders' rationale for owning it, such as a deterioration in the company's financial fundamentals. In addition, Founders may sell a security if better investment opportunities emerge elsewhere. Founders also may liquidate a security if Founders changes the fund's industry sector or country weightings.

For more information on the securities held by the fund, see "For More Information – Portfolio Holdings."



MAIN RISKS

The principal risks of investing in this fund are:

- **Foreign investment risk**. Investments in foreign securities involve different risks than U.S. investments. These risks include:

  - *Market risk*. Foreign markets have substantially less trading volume than U.S. markets, and are not generally as liquid as, and may be more volatile than, those in the United States. Brokerage commissions and other transaction costs are generally higher than in the United States, and settlement periods are longer.

  - *Regulatory risk*. There may be less governmental supervision of foreign stock exchanges, securities brokers, and issuers of securities, and less public information about foreign companies. Also, accounting, auditing, and financial reporting standards are generally less uniform than in the United States. Exchange control regulations or currency restrictions could prevent cash from being brought back to the United States. The fund may be subject to withholding taxes and could experience difficulties in pursuing legal remedies and collecting judgments.

  - *Currency risk*. The fund's assets are invested primarily in foreign securities. Since substantially all of its revenue is received in foreign currencies, the fund's net asset value will be affected by changes in currency exchange rates to a greater extent than funds investing primarily in domestic securities. The fund pays dividends, if any, in U.S. dollars and incurs currency conversion costs.

  - *Political risk*. Foreign investments may be subject to expropriation or confiscatory taxation; limitations on the removal of cash or other assets of the fund; and political, economic, or social instability.

  - *Country and sector allocation risk*. While the portfolio managers use the country and sector weightings of the fund's benchmark index as a guide in structuring the fund's portfolio, they may overweight or underweight certain countries or sectors relative to the index. This may cause the fund's performance to be more or less sensitive to developments affecting those countries or sectors.

- *Derivatives risk*. The fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and interest rates). The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets, and can cause the fund to lose money on its investments. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments.

Key concepts

International fund: a type of mutual fund that generally invests in securities traded anywhere in the world, except the United States.

Growth companies: companies whose earnings are expected to grow faster than the overall market.

Foreign securities: securities of issuers, wherever organized, that have their principal business activities outside of the United States. Founders considers where the issuer's assets are located, whether the majority of the issuer's gross income is earned outside of the United States, or whether the issuer's principal stock exchange listing is outside of the United States.



PAST PERFORMANCE

The following information illustrates the risks of investing in the fund. The bar chart shows the fund's Class A performance from year to year. The performance figures do not reflect sales loads, and would be lower if they did. All performance figures reflect the reinvestment of dividends and capital gain distributions. Past performance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*
Class A shares



Best Quarter:	Q4 '03	+17.83%
Worst Quarter:	Q3 '02	-22.45%

The following table compares the performance of each share class to the performance of appropriate broad-based indexes. The fund's returns include applicable sales loads, and reflect the reinvestment of dividends and capital gain distributions. The returns of the indexes account for both change in security price and reinvestment of dividends, do not reflect the impact of taxes, and do not reflect the costs of managing a mutual fund. You may not invest directly in these indexes. Past performance, both before and after taxes, is no guarantee of future results.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Average annual total returns *as of 12/31/06[1]*

Share class	1 Year	5 Years	Since inception[2]
Class A *returns before taxes*	25.20%	11.43%	-0.21%
Class A *returns after taxes on distributions*	18.07%	10.05%	-1.63%
Class A *returns after taxes on distributions and sale of fund shares*	12.08%	8.84%	-1.19%
Class B *returns before taxes*	24.32%	10.62%	-0.85%
Class C *returns before taxes*	24.32%	10.60%	-0.98%
Class R *returns before taxes*	25.54%	11.81%	0.09%
Class T *returns before taxes*	24.95%	11.20%	-0.45%
Morgan Stanley Capital International World ex U.S. Index[3]	25.71%	15.25%	4.76%
Morgan Stanley Capital International World ex U.S. Growth Index[3]	22.12%	12.73%	0.43%

[1] *The fund's average annual total returns reflect the expense limitation described below under "Expenses."*
[2] *Inception date 12/31/99.*
[3] *The Morgan Stanley Capital International (MSCI) World ex U.S. Index measures global developed market equity performance outside of the United States. The MSCI World ex U.S. Growth Index measures global developed market equity performance of growth securities outside of the United States.*

After-tax performance is shown only for Class A shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's individual tax situation and may differ from those shown. The after-tax return information shown above does not apply to fund shares held through tax-deferred accounts, such as 401(k) plans or individual retirement accounts.



EXPENSES

As a fund shareholder, you pay certain fees and expenses in connection with the fund, which are described in the table below.

Fee table[1]

	Class A	Class B[2]	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none[3]	4.00	1.00	none	none[3]
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	0.75	0.75	0.75	0.75	0.75
Rule 12b-1 fee	none	0.75	0.75	none	0.25
Shareholder services fee	0.25	0.25	0.25	none	0.25
Other expenses	0.94	1.11	0.94	1.10	1.17
Expense reimbursement [4]	(0.52)	(0.69)	(0.52)	(0.68)	(0.75)
Total annual fund operating expenses [4]	1.42	2.17	2.17	1.17	1.67

[1] *The expense information in the fee table has been restated to reflect current fees.*

[2] *Class B shares of the fund are available only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds.*

[3] *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

[4] *Founders has agreed to permanently limit the total expenses of the fund pursuant to a written contractual commitment so that total annual fund operating expenses will not exceed Class A − 1.40%; Class B and C − 2.15%; Class R − 1.15% and Class T − 1.65%. These expense limits are net of brokerage offsets and credits earned on cash balances held by the fund's custodian. The total annual fund operating expenses shown above are not net of these offsets and credits.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$709	$993	$1,297	$2,158
Class B				
with redemption	$618	$973	$1,354	$2,117*
without redemption	$218	$673	$1,154	$2,117*
Class C				
with redemption	$318	$673	$1,154	$2,483
without redemption	$218	$673	$1,154	$2,483
Class R	$117	$365	$633	$1,398
Class T	$610	$947	$1,307	$2,317

* *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual return and expenses will be different, the example is for comparison only. These examples are based on total annual fund operating expenses, which reflect Founders' permanent management fee waiver and expense limitation.

Key concepts

Contingent deferred sales charge (CDSC): a back-end sales charge payable if shares are redeemed within a certain time period.

Management fee: the fee paid to Founders for managing the fund's portfolio and assisting in other aspects of the fund's operations.

Rule 12b-1 fee: the fee paid to the fund's distributor to finance the sale and distribution of Class B, Class C, and Class T shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services.

Other expenses: expenses paid by the fund for custodian, transfer agency and accounting agent services, and other customary fund services. The fund also makes payments to certain financial institution intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



This section discusses other investment strategies that may be used by the fund and provides more detailed information about the risks associated with those strategies. Although we might not use all of the different techniques and investments described below, some of these techniques are designed to help reduce investment or market risks. The Statement of Additional Information (SAI) contains more detailed information about the fund's investment policies and risks.

Other portfolio investments and strategies

ADRs. The fund may invest in American Depositary Receipts and American Depositary Shares (collectively, ADRs) as a way to invest in foreign securities. ADRs are receipts representing shares of a foreign corporation held by a U.S. bank that entitle the holder to all dividends and capital gains on the underlying foreign shares. ADRs are typically denominated in U.S. dollars and trade in the U.S. securities markets. ADRs are subject to many of the same risks as direct investments in foreign securities. These risks include fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Derivative instruments. Unlike stocks or bonds that represent actual ownership of the equity or debt of an issuer, derivatives are instruments that derive their value from an underlying security, index, or other financial instrument. Derivatives may be used for the following purposes: to hedge risks inherent in a fund's portfolio, to enhance the potential return of a portfolio, to diversify a portfolio, to equitize cash, to reduce transaction costs associated with managing a portfolio, and/or to implement a fund's investment strategy through investments that may be more tax-efficient than a direct equity investment. Derivatives the fund may use include futures contracts (including those related to indexes) and forward contracts, and purchasing and/or writing (selling) put and call options on securities, securities indexes, futures contracts, and

foreign currencies, and purchasing equity-linked notes. The fund has limits on the use of derivatives and is not required to use them in seeking its investment objectives.

Certain strategies may hedge all or a portion of the fund's portfolio against price fluctuations. Other strategies, such as buying futures and call options, would tend to protect the fund against increases in the prices of securities or other instruments the fund intends to buy. Forward contracts, futures contracts and options may be used to try to manage foreign currency risks on the fund's foreign investments. Options trading may involve the payment of premiums and has special tax effects on the fund.

There are special risks in using particular derivative strategies. Using derivatives can cause the fund to lose money on its investments and/or increase the volatility of its share prices. In addition, the successful use of derivatives draws upon skills and experience that are different from those needed to select the other securities in which the fund invests. Should interest rates, foreign currency exchange rates, or the prices of securities or financial indexes move in an unexpected manner, the fund may not achieve the desired benefit of these instruments, or may realize losses and be in a worse position than if the instruments had not been used. The fund could also experience losses if the prices of its derivative positions were not correlated with its other investments or if it could not close out a position because of an illiquid market. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instrument to make required payments or otherwise comply with the derivative instrument's terms.

Securities of other investment companies. The fund may acquire securities of other investment companies, including exchange-traded funds (ETFs), subject to the limitations of the Investment Company Act of 1940 (1940 Act) and the conditions of exemptive orders issued by the Securities and Exchange Commission (SEC). The fund's purchase of securities of other investment companies will result in the payment of additional management fees and may result in the payment of additional distribution fees.

The fund may invest its uninvested cash reserves in shares of one or more money market funds advised by affiliates of Founders in accordance with the 1940 Act and the rules thereunder.

ETFs are open-end investment companies or unit investment trusts that are registered under the 1940 Act. The shares of ETFs are listed and traded on stock exchanges at market prices. Since ETF shares can be bought and sold like ordinary stocks throughout the day, the fund may invest in ETFs in order to equitize cash, achieve exposure to a broad basket of securities in a single transaction, or for other reasons.

An investment in an ETF generally presents the same primary risks as an investment in a conventional fund (*i.e.*, one that is not exchange-traded) that has the same investment objectives, strategies, and policies. The price of an ETF can fluctuate up or down, and the fund can lose money investing in an ETF if the prices of the securities owned by the ETF go down. In addition, ETFs are subject to the following risks that do not apply to conventional funds: (i) the market price of an ETF's shares may trade above or below their net asset value; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally.

As with traditional mutual funds, ETFs charge asset-based fees, although these fees tend to be relatively low. ETFs do not charge initial sales charges or redemption fees and investors pay only customary brokerage fees to buy and sell ETF shares.

Temporary defensive investments. In times of unstable or adverse market or economic conditions, up to 100% of the fund's assets can be invested in temporary defensive instruments in an effort to enhance liquidity or preserve capital. Temporary

defensive investments generally include cash, cash equivalents such as commercial paper, money market instruments, short-term debt securities, U.S. government securities, or repurchase agreements. The fund also could hold these types of securities pending the investment of proceeds from the sale of fund shares or portfolio securities, or to meet anticipated redemptions of fund shares. To the extent the fund invests defensively in these securities, it might not achieve its investment objective.

Portfolio turnover. The fund does not have any limitations regarding portfolio turnover. The fund may engage in short-term trading to try to achieve its objective and may have portfolio turnover rates significantly in excess of 100%. A portfolio turnover rate of 100% is equivalent to the fund buying and selling all of the securities in its portfolio once during the course of a year. The portfolio turnover rate of the fund may be higher than other mutual funds with the same investment objective. Higher portfolio turnover rates increase the brokerage costs the fund pays and may adversely affect its performance.

If the fund realizes capital gains when it sells portfolio investments, it generally must pay those gains out to shareholders, increasing their taxable distributions. This may adversely affect the after-tax performance of the fund for shareholders with taxable accounts. The fund's portfolio turnover rates for prior years are included in the "Financial Highlights" section of this prospectus. The fund's current and future portfolio turnover rates may differ significantly from its historical portfolio turnover rates.

More about risk

Like all investments in securities, you risk losing money by investing in the fund. The fund's investments are subject to changes in their value from a number of factors.

- **Emerging markets risk.** The fund may invest in emerging markets. These are markets in countries that are considered to be in the initial stages of the industrial cycle. Such countries are subject to more economic, political, and business risk than major industrialized nations, and the securities issued by companies located there may have more volatile share prices and be less liquid than those of securities issued by companies in later stages of the industrial cycle.
- **Additional foreign risk.** Some foreign companies may exclude U.S. investors, such as the fund, from participating in beneficial corporate actions, such as rights offerings. As a result, the fund may not realize the same value from a foreign investment as a shareholder residing in that country.
- **Stock market risk.** The market value of the stocks and other securities owned by the fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence.
- **Company risk.** The stocks in the fund's portfolio may not perform as expected. Factors that can negatively affect a particular stock's price include poor earnings reports by the issuer, loss of major customers or management team members, major litigation against the issuer, or changes in government regulations affecting the issuer or its industry.
- **Opportunity risk.** There is the risk of missing out on an investment opportunity because the assets necessary to take advantage of the opportunity are held in other investments.
- **Investment style risk.** Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the fund's growth style of investing, and the fund's returns may vary considerably from other equity funds using different investment styles. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns.



MANAGEMENT

Investment adviser

Founders serves as investment adviser to the fund and is responsible for selecting the fund's investments and handling its day-to-day business. Founders' corporate offices are located at 210 University Boulevard, Suite 800, Denver, Colorado 80206-4658.

Founders and its predecessor companies have operated as investment advisers since 1938. Founders also serves as investment adviser to other series funds of Dreyfus Founders Funds, Inc., as well as investment sub-adviser to other investment companies. Founders is a wholly owned subsidiary of Dreyfus Service Corporation (DSC), which is a wholly owned subsidiary of The Dreyfus Corporation (Dreyfus). Founders is the growth specialist affiliate of Dreyfus, a leading mutual fund complex with approximately $190 billion under management in 206 mutual fund portfolios as of December 31, 2006. Dreyfus is a wholly owned subsidiary of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial had approximately $5.5 trillion in assets under management, administration or custody, including $995 billion under management, as of December 31, 2006.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. (BNY) announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Founders would become an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of BNY's and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and BNY expect the transaction to be completed in the third quarter of 2007.

In addition to managing the fund's investments, Founders also provides certain related administrative services to the fund. For these investment and administrative services, the fund pays Founders a management fee. The fund's management fee for the fiscal year ended December 31, 2006 was 0.75% of the fund's average daily net assets. A discussion regarding the basis for the board's approval of the fund's investment advisory agreement with Founders is available in the fund's annual report for the year ended December 31, 2006.

To facilitate day-to-day fund management, Founders uses a team system. Each team is composed of portfolio managers and research analysts, and is supported by portfolio traders. Each individual shares ideas, information, knowledge, and expertise to assist in the management of the fund. Daily decisions on security selection for the fund are made by the portfolio managers. Through participation in the team process, the portfolio managers use the input, research, and recommendations of the rest of the management team in making purchase and sale decisions.

The fund is co-managed by two portfolio managers, Remi J. Browne and Jeffrey R. Sullivan. Each is a chartered financial analyst and has been employed by Founders since 2003. Mr. Browne began co-managing the fund in March 2003, and Mr. Sullivan became an additional co-manager in June 2004. Mr. Browne is also a senior vice president of The Boston Company Asset Management, LLC (The Boston Company), an affiliate of Founders, where he has been employed since 2003. Mr. Browne was formerly a senior vice president and chief investment officer of international equities at Standish Mellon Asset Management Company LLC (Standish Mellon), also an affiliate of Founders, from 1996 to 2003. Mr. Sullivan is a vice president of The Boston Company, where he has been employed since 2003. Mr. Sullivan was formerly an assistant vice president and research analyst at Standish Mellon from 1998 to 2003.

The fund's SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of fund shares.

Distributor

The fund's distributor is Dreyfus Service Corporation. The fund's distributor may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are separate from any sales charges, 12b-1 fees, sub-transfer agency fees and/or shareholder services fees paid by the fund to those intermediaries. Because those payments are not made by you or the fund, the fund's total expense ratio will not be affected by any such payments. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, record-keeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid from the fund's distributor's own resources to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, the fund's distributor also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets, or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended. In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

Code of ethics

The fund, Founders and the fund's distributor have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Founders code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Founders' employees does not disadvantage any Founders-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the five years ended December 31, 2006. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distribu- tions. The financial information has been audited by PricewaterhouseCoopers LLP, the fund's indepen- dent registered public accounting firm during these periods, whose report and the fund's financial state- ments are included in the fund's 2006 annual report, which is available upon request.

| | | *Year Ended December 31,* | | | | |
Class A		**2006**	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		13.44	11.90	9.77	7.19	10.03
Investment operations:	Investment income − net	.11[1]	.12[1]	.08[1]	.06	.01
	Net realized and unrealized gain (loss) on investments	3.28	1.54	2.14	2.59	(2.84)
Total from investment operations		3.39	1.66	2.22	2.65	(2.83)
Distributions:	Dividends from investment income − net	(.13)	(.12)	(.09)	(.07)	(.01)
Net asset value, end of period		16.70	13.44	11.90	9.77	7.19
Total Return (%)[2]		25.20	13.93	22.69	36.84	(28.19)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.94	2.15	2.05	2.48	2.18
Ratio of net expenses to average net assets		1.40	1.40	1.40	1.40	1.40
Ratio of net investment income to average net assets		.75	.94	.74	.80	.13
Portfolio turnover rate[3]		79	54	85	144	220
Net assets, end of period ($ x 1,000)		29,972	25,519	25,076	22,432	18,217

[1] Based on average shares outstanding at each month end.

[2] Exclusive of sales charge.

[3] Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Class B		*Year Ended December 31,*				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		13.12	11.63	9.55	7.03	9.87
Investment operations:	Investment income (loss) − net	.01[1]	.02[1]	.00[1,2]	(.08)	(.11)
	Net realized and unrealized gain (loss) on investments	3.18	1.49	2.08	2.61	(2.73)
Total from investment operations		3.19	1.51	2.08	2.53	(2.84)
Distributions:	Dividends from investment income − net	−	(.02)	−	(.01)	−
Net asset value, end of period		16.31	13.12	11.63	9.55	7.03
Total Return (%)[3]		24.32	13.02	21.78	35.95	(28.77)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.86	3.04	2.85	3.32	2.91
Ratio of net expenses to average net assets		2.15	2.15	2.15	2.15	2.15
Ratio of net investment income (loss) to average net assets		.05	.21	.00	.07	(.61)
Portfolio turnover rate[4]		79	54	85	144	220
Net assets, end of period ($ x 1,000)		1,025	1,966	2,281	2,372	2,201

[1] *Based on average shares outstanding at each month end.*

[2] *Amount represents less than $.01 per share.*

[3] *Exclusive of sales charge.*

[4] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

		Year Ended December 31,				
Class C		**2006**	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		13.09	11.61	9.53	7.02	9.86
Investment operations:	Investment income (loss) − net	(.00)[1,2]	0.02[1]	0.00[1,2]	(0.26)	(0.29)
	Net realized and unrealized gain (loss) on investments	3.18	1.50	2.08	2.77	(2.55)
Total from investment operations		3.18	1.52	2.08	2.51	(2.84)
Distributions:	Dividends from investment income − net	(.02)	(0.04)	−	−	−
Net asset value, end of period		16.25	13.09	11.61	9.53	7.02
Total Return (%)[3]		24.32	13.05	21.83	35.76	(28.80)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.69	2.94	2.87	3.25	3.11
Ratio of net expenses to average net assets		2.15	2.15	2.15	2.15	2.15
Ratio of net investment income (loss) to average net assets		(.02)	0.14	0.03	0.08	(0.63)
Portfolio turnover rate[4]		79	54	85	144	220
Net assets, end of period ($ x 1,000)		710	584	476	482	532

[1] Based on average shares outstanding at each month end.

[2] Amount represents less than $.01 per share.

[3] Exclusive of sales charge.

[4] Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Class R		*Year Ended December 31,*				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		13.57	12.01	9.82	7.22	10.08
Investment operations:	Investment income (loss) − net	.13[1]	.14[1]	.13[1]	.09	.02
	Net realized and unrealized gain (loss) on investments	3.34	1.57	2.17	2.60	(2.85)
Total from investment operations		3.47	1.71	2.30	2.69	(2.83)
Distributions:	Dividends from investment income − net	(.17)	(.15)	(.11)	(.09)	(.03)
Net asset value, end of period		16.87	13.57	12.01	9.82	7.22
Total Return (%)		25.54	14.22	23.45	37.27	(28.10)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.85	3.35	1.65	1.95	1.71
Ratio of net expenses to average net assets		1.15	1.15	1.15	1.15	1.15
Ratio of net investment income (loss) to average net assets		.89	1.15	1.21	1.03	.27
Portfolio turnover rate[2]		79	54	85	144	220
Net assets, end of period ($ x 1,000)		214	70	66	3,146	2,470

[1] *Based on average shares outstanding at each month end.*

[2] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

		Year Ended December 31,				
Class T		**2006**	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		13.37	11.84	9.70	7.14	9.97
Investment operations:	Investment income (loss) − net	.08[1]	.08[1]	.06[1]	.00[2]	(.10)
	Net realized and unrealized gain (loss) on investments	3.26	1.54	2.11	2.61	(2.73)
Total from investment operations		3.34	1.62	2.17	2.61	(2.83)
Distributions:	Dividends from investment income − net	(.09)	(.09)	(.03)	(.05)	.00
Net asset value, end of period		16.62	13.37	11.84	9.70	7.14
Total Return (%)[3]		24.95	13.65	22.42	36.58	(28.39)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.42	2.81	2.44	2.88	4.00
Ratio of net expenses to average net assets		1.65	1.65	1.65	1.65	1.65
Ratio of net investment (loss) to average net assets		.55	.67	.57	.67	(.12)
Portfolio turnover rate[4]		79	54	85	144	220
Net assets, end of period ($ x 1,000)		173	143	175	172	158

[1] Based on average shares outstanding at each month end.

[2] Amount represents less than $.01 per share.

[3] Exclusive of sales charge.

[4] Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Your Investment



SHAREHOLDER GUIDE

The classes of the fund offered by this prospectus are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

The fund's Class B shares are offered only in connection with dividend reinvestment and exchanges of Class B shares of certain other funds advised by Founders or Dreyfus, or certain eligible shares of Dreyfus Worldwide Dollar Money Market Fund, Inc.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees have the same purpose as the front-end sales charge: to compensate the fund's distributor for concessions and expenses it pays to dealers and financial institutions for selling or servicing shares. A CDSC is not charged on fund shares acquired through the reinvestment of fund dividends.

Deciding which class of shares to buy

This prospectus offers Class A, B, C, T and R shares of the fund. The different classes of fund shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

Key concepts

The fund offers multiple classes of shares. This prospectus describes shares of Classes A, B, C, R and T. The fund's other class of shares, Class F, is offered by a separate prospectus and is generally available only to shareholders who have continuously maintained a Class F account with any Dreyfus Founders fund since December 30, 1999. All share classes of the fund invest in the same underlying portfolio of securities and have the same management team. However, because of different charges, fees and expenses, the performance of the fund's share classes will vary.

	Class A	Class C	Class T	Class R
Initial sales charge	up to 5.75%	none	up to 4.50%	none
Ongoing distribution fee (Rule 12b-1 fee)	none	0.75%	0.25%	none
Ongoing shareholder service fee	0.25%	0.25%	0.25%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	1% on sale of shares held for one year or less	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	none
Conversion feature	no	no	no	no
Recommended purchase maximum	none	$1 million	$1 million	none

When you invest in Class A or Class T shares you generally pay an initial sales charge. Class A shares have no ongoing Rule 12b-1 fees and Class T shares have lower ongoing Rule 12b-1 fees than Class C shares. Each class, except Class R shares, is subject to a shareholder service fee. Class R shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your financial representative before determining which class to invest in.

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class C shares may eventually exceed the cost of the up-front sales charge
- qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	5.75%	6.10%
$50,000 to $99,999	4.50%	4.70%
$100,000 to $249,999	3.50%	3.60%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more *	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Class T share considerations

When you invest in Class T shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

The initial sales charge on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

- plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class T may eventually exceed the initial sales charge differential
- invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has no ongoing Rule 12b-1 fees

Since some of your investment goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class C shares, and paying an up-front sales charge if you:

- qualify for a reduced or waived sales charge
- are unsure of your expected holding period

Class T sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.00%	2.00%
$500,000 to $999,999	1.50%	1.50%
$1 million or more *	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Founders funds or Dreyfus Premier funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the fund's SAI.

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation.* You can count toward the amount of your investment your total account value in all share classes of Dreyfus Founders funds and certain Dreyfus Premier funds that are subject to a sales charge. For example, if you have $1 million invested in shares of Dreyfus Founders funds or certain Dreyfus Premier funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent.* You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in Dreyfus Founders funds and certain Dreyfus Premier funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in Dreyfus Founders funds or certain Dreyfus Premier funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Founders or any of its affiliates

- board members of Founders, the Dreyfus Founders funds and any funds managed by an affiliate of Founders

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

- Qualified investors who (i) purchase Class A shares directly through the fund's distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the distributor in a Founders-managed fund, including the fund, or a Dreyfus-managed fund since on or before February 28, 2006

- Investors with the cash proceeds from the investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options

- Members of qualified affinity groups who purchase Class A shares directly through the fund's distributor, provided that the qualified affinity group has entered into an affinity agreement with the distributor

Class A and Class T shares may be purchased at NAV without payment of a sales charge by the following individuals or entities:

- employees participating in certain qualified or non-qualified employee benefit plans

- shareholders in Dreyfus-sponsored IRA "Rollover Accounts" funded with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA Rollover Account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay higher ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Because Class A shares will always be a more favorable investment than Class C shares for investments of $1 million or more, the fund will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class C shares redeemed within one year of purchase are subject to a 1% CDSC.

Class R share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class R shares buys more shares than the same investment would in Class A or Class T shares. There is also no CDSC imposed on redemptions of Class R shares, and you do not pay any ongoing service or distribution fees.

Class R shares may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution

- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered into an agreement with the fund's distributor or a SEP-IRA

Class B share considerations

Class B shares sold within six years of purchase are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares also are subject to an annual Rule 12b-1 fee. Class B shares convert to Class A shares (which are not subject to a Rule 12b-1 fee) approximately six years after the date they were purchased.

CDSC waivers

The CDSC on Class A, B, C and T shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased

- redemptions made within one year of death or disability of the shareholder

- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70½

- redemptions of Class B or Class C shares made through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually

- redemptions from qualified and nonqualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of regular trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) every day the NYSE is open. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. NAV is not calculated, and you may not conduct fund transactions, on days the NYSE is closed (generally weekends and New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day). However, the fund may conduct portfolio transactions on those days, particularly in foreign markets. Those transactions, and changes in the value of the fund's foreign securities holdings on such days, may affect the value of fund shares on days when you are not able to purchase, exchange, or redeem shares. The NAV of your shares when you redeem them may be more or less than the price you originally paid, depending primarily upon the fund's investment performance.

Generally, when calculating the fund's NAV, debt securities with remaining maturities of 60 days or less at the time of purchase are valued using the amortized cost method. All other investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when trading in a security has been suspended or when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board or its valuation committee in good faith using such information as it deems appropriate under the circumstances.

Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indices of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. The fund may use fair value prices obtained from such a pricing service in lieu of the closing prices from foreign markets in valuing foreign equity securities on days when movements in the U.S. stock market are determined to have materially affected the value of those securities subsequent to the closing of the foreign markets. In addition to establishing the fair value of securities, another objective of this policy is to attempt to reduce the possibility that an investor may seek to take advantage of any disparity between the foreign securities' closing market prices and their fair value by engaging in "time zone arbitrage." See "Your Investment – Shareholder Guide – General policies."

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their NAVs. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the NAV of the fund.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the fund's distributor or its designee by the close of its business day (usually 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments

	Initial	Additional
Regular accounts	**$1,000**	**$100**
Traditional IRAs	**$750**	**no minimum**
Spousal IRAs	**$750**	**no minimum**
Roth IRAs	**$750**	**no minimum**
Education Savings Accounts	**$500**	**no minimum** *after the first year*

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Key concepts

Net asset value (NAV): the market value of one fund share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's shares are offered at NAV, but Class A and Class T shares are subject to a front-end sales charge and Class B and Class C shares are generally subject to higher annual operating expenses and a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Your order will be processed promptly, and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares, we will first sell shares that are not subject to a CDSC, and then sell those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. There are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or the SAI for details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

- written sell orders of $100,000 or more

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online orders as long as the fund's transfer agent takes reasonable measures to confirm the instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions, and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, the fund's board has adopted a policy of discouraging excessive trading, short-term market timing, and other abusive trading practices ("frequent trading") that could adversely affect the fund or its operations. Founders, the fund, and the fund's distributor will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- redeem "in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- reject any purchase or exchange request, including those from any individual or group who, in our view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

We monitor selected transactions to identify frequent trading. When our surveillance systems identify multiple roundtrips, we evaluate trading activity in the account for evidence of frequent trading. We consider the investor's trading history in other accounts under common ownership or control, in other Dreyfus Founders, Dreyfus, and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while we seek to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, we seek to make these judgments to the best of our abilities in a manner that we believe is consistent with shareholder interests. If we conclude the account is likely to engage in frequent trading, we may reject the purchase or exchange, which may occur on the following business day. We may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, rejecting the trade. At our discretion, we may apply these restrictions across all accounts under common ownership, control, or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Our ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the fund's distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the fund's distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

The risks of frequent trading may be more significant for mutual funds that invest in securities that are more difficult to value or that are susceptible to price arbitrage, such as foreign securities. For example, a fund with significant investments in foreign securities that trade in markets that close some time before the time at which the fund calculates its net asset value potentially is subject to the risk of time zone arbitrage — a market timing strategy that seeks to take advantage of changes in the value of a fund's portfolio holdings during the period between the close of the markets in which the fund's portfolio securities primarily trade and the close of the NYSE. One of the objectives of the fair valuation procedures adopted by the fund's board is to protect the fund against time zone arbitrage, as well as other trading practices that may seek to take advantage of stale prices. See "Your Investment – Shareholder Guide – Buying shares."

Although the fund's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through automatic investment plans, Dreyfus Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by us generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 60 days, the fund may close your account and send you the proceeds to the address on record.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also may realize capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and capital gain distributions on an annual basis each December. From time to time, the fund may make distributions in addition to those described above. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares when a fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your redemption of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive upon redemption.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax adviser before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or it may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you may select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1–800–554–4611.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus Founders fund or Dreyfus Premier fund (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus Founders fund or Dreyfus Premier fund.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most funds.
	There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed, on an annual basis, 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Founders fund or Dreyfus Premier fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds, and Class B shares into Class B shares of General Money Market Fund, Inc. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange generally has the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your mutual fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and by following the instructions on your application, or by contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund shareholder automatically receives regular account statements. You will also be sent an annual statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |

 —In Writing—

Complete the application.

Mail your application and a check to:
Dreyfus Founders Funds, Inc.
International Equity Fund
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
Dreyfus Founders Funds, Inc.
International Equity Fund
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• International Equity Fund
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").

Mail your request to:
Dreyfus Founders Funds, Inc.
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

 —By Telephone—

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 046590
• EEC code 5660
• International Equity Fund
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Return your application with the account number on the application.

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 046590
• EEC code 5660
• International Equity Fund
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Electronic check Same as wire, but before your 14-digit account number insert "360" for Class A, "362" for Class C, "363" for Class R, or "364" for Class T.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

Wire Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **Dreyfus Founders Funds, Inc.**

Key concepts

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire transfers from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.	**Wire** Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.
		Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
		Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

 Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.	**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.	**Dreyfus Automatic Withdrawal Plan** Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.
		Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for. Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 55552 Boston, MA 02205-8568 Attn: Institutional Processing	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for. Mail the slip and the check to: The Dreyfus Trust Company, Custodian P.O. Box 55552 Boston, MA 02205-8568 Attn: Institutional Processing	Write a letter of instruction that includes: • your name and signature • your account number • International Equity Fund • the share class • the dollar amount you want to sell • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide — Selling Shares"). Mail your request to: The Dreyfus Trust Company P.O. Box 55552 Boston, MA 02205-8568 Attn: Institutional Processing
By Telephone	—	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 046590 • EEC code 5660 • International Equity Fund • the share class • your account number • name(s) of investor(s) • the contribution year • dealer number if applicable **Electronic check** Same as wire, but before your 14-digit account number insert "360" for Class A, "362" for Class C, "363" for Class R, or "364" for Class T.	—
Automatically	—	**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year contributions.	**Systematic Withdrawal Plan** Call us to request instructions to establish the plan.







For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **The Dreyfus Trust Company, Custodian.**

For More Information

Dreyfus Founders International Equity Fund
A series of Dreyfus Founders Funds, Inc.
SEC file number: 811-01018

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings, and contains a letter from the fund's portfolio managers discussing market conditions, economic trends and fund strategies that significantly affected the fund's performance during the period covered by the report. The fund's most recent annual and semi-annual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference and legally considered a part of this prospectus.

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center − Dreyfus Mutual Funds − Mutual Fund Total Holdings. This information will be posted on the last day of the month following the month for which such information is applicable, unless the month for which such information is applicable is the last month of a calendar quarter, in which case the information will be posted fifteen days following the end of the quarter. This information will remain accessible at least until the date on which the fund files a Form N-Q or Form N-CSR with the SEC for the period that includes the date as of which the website information is current. A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the SAI.

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text only versions of certain fund documents can be viewed online or downloaded from http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

Dreyfus Founders Funds are managed by Founders Asset Management LLC.

Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.



0360P0507

Dreyfus Founders Mid-Cap Growth Fund

Pursuing capital appreciation through investments in mid-cap growth companies

PROSPECTUS May 1, 2007

Class A, B, C, R and T Shares



Dreyfus
A Mellon Financial Company℠

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Dreyfus Founders Mid-Cap Growth Fund

Ticker Symbols **Class A: FRSDX**
Class B: FRSFX
Class C: FRSCX
Class R: FRSRX
Class T: FRSVX



Contents

The Fund

Your Investment

For More Information

See back cover.

The Fund

INVESTMENT APPROACH

The fund seeks capital appreciation by emphasizing investments in equity securities of mid-cap companies with favorable growth prospects. To pursue this goal, the fund will normally invest at least 80% of its net assets in equity securities of companies within the market capitalization range of companies comprising the Russell Midcap Growth Index. This policy may not be changed unless at least 60 days' prior written notice of the change is given to fund shareholders. The fund also may invest in larger or smaller companies if they represent better prospects for capital appreciation. The fund may invest up to 30% of its total assets in foreign securities, with no more than 25% of its total assets invested in the securities of any one foreign country.

The term "net assets" as used in the paragraph above includes fund borrowings made for investment purposes.

Founders Asset Management LLC (Founders) manages the fund using a "growth style" of investing, searching for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. Founders uses a consistent, bottom-up approach to build equity portfolios which emphasizes individual stock selection. We go beyond Wall Street analysis and perform intensive qualitative and quantitative in-house research to determine whether companies meet our investment criteria.

Founders continually monitors the securities in the fund's portfolio, and will consider selling a security if its business momentum deteriorates or valuation becomes excessive. Founders also may sell a security if an event occurs that contradicts Founders' rationale for owning it, such as a deterioration in the company's financial fundamentals. In addition, Founders may sell a security if better investment opportunities emerge elsewhere. Founders also may liquidate a security if Founders changes the fund's industry or sector weightings.

For more information on the securities held by the fund, see "For More Information – Portfolio Holdings."



MAIN RISKS

The principal risks of investing in this fund are:

- *Small and mid-cap company risk.* Small and mid-cap companies involve greater risks of loss and price fluctuations than larger and more established companies. Small-cap companies, and to an extent mid-cap companies, may be in the early stages of development; have limited product lines, markets or financial resources; and may lack management depth. These companies may be more affected by intense competition from larger companies, and the trading markets for their securities may be less liquid and more volatile than securities of larger companies. This means that the fund could have greater difficulty buying or selling a security of a small or mid-cap issuer at an acceptable price, especially in periods of market volatility. Also, it may take a substantial period of time before the fund realizes a gain on an investment in a small or mid-cap company, if it realizes any gain at all.

- *Sector risk.* The fund may overweight or underweight certain market sectors relative to its benchmark index, which may cause the fund's performance to be more or less sensitive to developments affecting those sectors.

- *Initial public offerings.* The fund may purchase securities of companies in initial public offerings ("IPOs"). The number of IPOs brought to market, and the prices at which the newly issued stocks trade, are affected by the performance of the stock market as a whole. When IPOs are brought to market, the fund may not be able to purchase as many shares as it would like, or any at all, due to limited availability. The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund, and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

- *Foreign investment risk.* Investments in foreign securities involve different risks than U.S. investments, including less trading volume and liquidity, increased volatility, fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Key concepts

Growth companies: companies whose earnings are expected to grow faster than the overall market.

"Bottom-up" approach: choosing fund investments by analyzing the fundamentals of individual companies one by one rather than focusing on broader market themes.



PAST PERFORMANCE

The following information illustrates the risks of investing in the fund. The bar chart shows the fund's Class A performance from year to year. The performance figures do not reflect sales loads, and would be lower if they did. All performance figures reflect the reinvestment of dividends and capital gain distributions. Past performance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*
Class A shares



97	98	99	00	01	02	03	04	05	06

Best Quarter:	**Q4 '01**	**+19.44%**
Worst Quarter:	**Q3 '01**	**-27.09%**

The following table compares the performance of each share class to the performance of an appropriate broad-based index. The fund's returns include applicable sales loads, and reflect the reinvestment of dividends and capital gain distributions. The returns of the index account for both change in security price and reinvestment of dividends, do not reflect the impact of taxes, and do not reflect the costs of managing a mutual fund. You may not invest directly in the index. Past performance, both before and after taxes, is no guarantee of future results.

Average annual total returns *as of 12/31/06*

Share class	1 Year	5 Years	Since inception[1]
Class A *returns before taxes*	**23.93%**	**11.01%**	**0.20%**
Class A *returns after taxes on distributions*	**16.70%**	**9.71%**	**-2.17%**
Class A *returns after taxes on distributions and sale of fund shares*	**10.86%**	**8.46%**	**-1.43%**
Class B *returns before taxes*	**22.77%**	**10.16%**	**-0.36%**
Class C *returns before taxes*	**23.08%**	**10.12%**	**-0.65%**
Class R *returns before taxes*	**24.31%**	**11.06%**	**0.39%**
Class T *returns before taxes*	**22.80%**	**9.92%**	**-0.69%**
Russell Midcap Growth Index[2]	**10.66%**	**8.22%**	**8.64%**

[1] *Inception date 12/31/99.*

[2] *The Russell Midcap Growth Index measures the performance of those companies among the 800 smallest companies in the Russell 1000 Index with higher price-to-book ratios and higher forecasted growth values. The Russell 1000 Index measures the performance of the largest 1,000 publicly traded U.S. companies.*

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

After-tax performance is shown only for Class A shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's individual tax situation and may differ from those shown. The after-tax return information shown above does not apply to fund shares held through tax-deferred accounts, such as 401(k) plans or individual retirement accounts.



EXPENSES

As a fund shareholder, you pay certain fees and expenses in connection with the fund, which are described in the tables below.

Fee table

	Class A	Class B[1]	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none[2]	4.00	1.00	none	none[2]
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	0.80	0.80	0.80	0.80	0.80
Rule 12b-1 fee	none	0.75	0.75	none	0.25
Shareholder services fee	0.25	0.25	0.25	none	0.25
Other expenses	0.35	0.49	0.39	0.34	0.83
Total annual fund operating expenses	1.40	2.29	2.19	1.14	2.13

[1] *Class B shares of the fund are available only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds.*

[2] *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$709	$993	$1,297	$2,158
Class B				
with redemption	$632	$1,015	$1,425	$2,197*
without redemption	$232	$715	$1,225	$2,197*
Class C				
with redemption	$322	$685	$1,175	$2,524
without redemption	$222	$685	$1,175	$2,524
Class R	$116	$362	$628	$1,386
Class T	$656	$1,087	$1,543	$2,801

* *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual return and expenses will be different, the example is for comparison only.

Key concepts

Contingent deferred sales charge (CDSC): a back-end sales charge payable if shares are redeemed within a certain time period.

Management fee: the fee paid to Founders for managing the fund's portfolio and assisting in other aspects of the fund's operations.

Rule 12b-1 fee: the fee paid to the fund's distributor to finance the sale and distribution of Class B, Class C, and Class T shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services.

Other expenses: expenses paid by the fund for custodian, transfer agency and accounting agent services, and other customary fund services. The fund also makes payments to certain financial institution intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



This section discusses other investment strategies that may be used by the fund and provides more detailed information about the risks associated with those strategies. Although we might not use all of the different techniques and investments described below, some of these techniques are designed to help reduce investment or market risks. The Statement of Additional Information (SAI) contains more detailed information about the fund's investment policies and risks.

Other portfolio investments and strategies

ADRs. The fund may invest in American Depositary Receipts and American Depositary Shares (collectively, ADRs) as a way to invest in foreign securities. ADRs are receipts representing shares of a foreign corporation held by a U.S. bank that entitle the holder to all dividends and capital gains on the underlying foreign shares. ADRs are typically denominated in U.S. dollars and trade in the U.S. securities markets. ADRs are subject to many of the same risks as direct investments in foreign securities. These risks include fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Derivative instruments. Unlike stocks or bonds that represent actual ownership of the equity or debt of an issuer, derivatives are instruments that derive their value from an underlying security, index, or other financial instrument. Derivatives may be used for the following purposes: to hedge risks inherent in a fund's portfolio, to enhance the potential return of a portfolio, to diversify a portfolio, to equitize cash, to reduce transaction costs associated with managing a portfolio, and/or to implement a fund's investment strategy through investments that may be more tax-efficient than a direct equity investment. Derivatives the fund may use include futures contracts (including those related to indexes) and forward contracts, and purchasing and/or writing (selling) put and call options on

securities, securities indexes, futures contracts, and foreign currencies, and purchasing equity-linked notes. The fund has limits on the use of derivatives and is not required to use them in seeking its investment objectives.

Certain strategies may hedge all or a portion of the fund's portfolio against price fluctuations. Other strategies, such as buying futures and call options, would tend to protect the fund against increases in the prices of securities or other instruments the fund intends to buy. Forward contracts, futures contracts and options may be used to try to manage foreign currency risks on the fund's foreign investments. Options trading may involve the payment of premiums and has special tax effects on the fund.

There are special risks in using particular derivative strategies. Using derivatives can cause the fund to lose money on its investments and/or increase the volatility of its share prices. In addition, the successful use of derivatives draws upon skills and experience that are different from those needed to select the other securities in which the fund invests. Should interest rates, foreign currency exchange rates, or the prices of securities or financial indexes move in an unexpected manner, the fund may not achieve the desired benefit of these instruments, or may realize losses and be in a worse position than if the instruments had not been used. The fund could also experience losses if the prices of its derivative positions were not correlated with its other investments or if it could not close out a position because of an illiquid market. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instrument to make required payments or otherwise comply with the derivative instrument's terms.

Securities of other investment companies. The fund may acquire securities of other investment companies, including exchange-traded funds (ETFs), subject to the limitations of the Investment Company Act of 1940 (1940 Act) and the conditions of exemptive orders issued by the Securities and Exchange Commission (SEC). The fund's pur-

chase of securities of other investment companies will result in the payment of additional management fees and may result in the payment of additional distribution fees.

The fund may invest its uninvested cash reserves in shares of one or more money market funds advised by affiliates of Founders in accordance with the 1940 Act and the rules thereunder.

ETFs are open-end investment companies or unit investment trusts that are registered under the 1940 Act. The shares of ETFs are listed and traded on stock exchanges at market prices. Since ETF shares can be bought and sold like ordinary stocks throughout the day, the fund may invest in ETFs in order to equitize cash, achieve exposure to a broad basket of securities in a single transaction, or for other reasons.

An investment in an ETF generally presents the same primary risks as an investment in a conventional fund (*i.e.*, one that is not exchange-traded) that has the same investment objectives, strategies, and policies. The price of an ETF can fluctuate up or down, and the fund can lose money investing in an ETF if the prices of the securities owned by the ETF go down. In addition, ETFs are subject to the following risks that do not apply to conventional funds: (i) the market price of an ETF's shares may trade above or below their net asset value; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally.

As with traditional mutual funds, ETFs charge asset-based fees, although these fees tend to be relatively low. ETFs do not charge initial sales charges or redemption fees and investors pay only customary brokerage fees to buy and sell ETF shares.

Temporary defensive investments. In times of unstable or adverse market or economic conditions, up to 100% of the fund's assets can be invested in temporary defensive instruments in an effort to enhance liquidity or preserve capital. Temporary defensive investments generally include cash, cash equivalents such as commercial paper, money market instruments, short-term debt securities, U.S. government securities, or repurchase agreements. The fund also could hold these types of securities pending the investment of proceeds from the sale of fund shares or portfolio securities, or to meet anticipated redemptions of fund shares. To the extent the fund invests defensively in these securities, it might not achieve its investment objective.

Portfolio turnover. The fund does not have any limitations regarding portfolio turnover. The fund may engage in short-term trading to try to achieve its objective and may have portfolio turnover rates significantly in excess of 100%. A portfolio turnover rate of 100% is equivalent to the fund buying and selling all of the securities in its portfolio once during the course of a year. The portfolio turnover rate of the fund may be higher than other mutual funds with the same investment objective. Higher portfolio turnover rates increase the brokerage costs the fund pays and may adversely affect its performance.

If the fund realizes capital gains when it sells portfolio investments, it generally must pay those gains out to shareholders, increasing their taxable distributions. This may adversely affect the after-tax performance of the fund for shareholders with taxable accounts. The fund's portfolio turnover rates for prior years are included in the "Financial Highlights" section of this prospectus. The fund's current and future portfolio turnover rates may differ significantly from its historical portfolio turnover rates.

More about risk

Like all investments in securities, you risk losing money by investing in the fund. The fund's investments are subject to changes in their value from a number of factors.

- **Stock market risk.** The market value of the stocks and other securities owned by the fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence.

- **Company risk.** The stocks in the fund's portfolio may not perform as expected. Factors that can negatively affect a particular stock's price include poor earnings reports by the issuer, loss of major customers or management team members, major litigation against the issuer, or changes in government regulations affecting the issuer or its industry.

- **Opportunity risk.** There is the risk of missing out on an investment opportunity because the assets necessary to take advantage of the opportunity are held in other investments.

- **Investment style risk.** Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the fund's growth style of investing, and the fund's returns may vary considerably from other equity funds using different investment styles. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns.

- **Recoveries in Securities Litigation Proceedings.** The historical performance record of the fund has benefited from amounts received by the fund from the settlement of class action lawsuits against certain issuers of securities in which the fund had invested. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.

- **Additional foreign risk.** Some foreign companies may exclude U.S. investors, such as the fund, from participating in beneficial corporate actions, such as rights offerings. As a result, the fund may not realize the same value from a foreign investment as a shareholder residing in that country.



MANAGEMENT

Investment adviser

Founders serves as investment adviser to the fund and is responsible for selecting the fund's investments and handling its day-to-day business. Founders' corporate offices are located at 210 University Boulevard, Suite 800, Denver, Colorado 80206-4658.

Founders and its predecessor companies have operated as investment advisers since 1938. Founders also serves as investment adviser to other series funds of Dreyfus Founders Funds, Inc., as well as investment sub-adviser to other investment companies. Founders is a wholly owned subsidiary of Dreyfus Service Corporation (DSC), which is a wholly owned subsidiary of The Dreyfus Corporation (Dreyfus). Founders is the growth specialist affiliate of Dreyfus, a leading mutual fund complex with approximately $190 billion under management in 206 mutual fund portfolios as of December 31, 2006. Dreyfus is a wholly owned subsidiary of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial had approximately $5.5 trillion in assets under management, administration or custody, including $995 billion under management, as of December 31, 2006.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. (BNY) announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Founders would become an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of BNY's and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and BNY expect the transaction to be completed in the third quarter of 2007.

In addition to managing the fund's investments, Founders also provides certain related administrative services to the fund. For these investment and administrative services, the fund pays Founders a management fee. The fund's management fee for the fiscal year ended December 31, 2006 was 0.80% of the fund's average daily net assets. A discussion regarding the basis for the board's approval of the fund's investment advisory agreement with Founders is available in the fund's annual report for the year ended December 31, 2006.

To facilitate day-to-day fund management, Founders uses a team system. Each team is composed of portfolio managers and research analysts, and is supported by a group of core research analysts as well as portfolio traders. Each individual shares ideas, information, knowledge, and expertise to assist in the management of the fund. Daily decisions on security selection for the fund are made by the portfolio manager. Through participation in the team process, the portfolio manager uses the input, research, and recommendations of the rest of the management team in making purchase and sale decisions.

Daniel E. Crowe, a chartered financial analyst, has been the portfolio manager of the fund since July 2006. He previously served as a co-portfolio manager of the fund from January 2005 to July 2006, and as the assistant portfolio manager of the fund from June 2004 to January 2005. He is a portfolio manager at The Boston Company Asset Management, LLC, where he has been employed since July 2006. Mr. Crowe also has been employed by Founders since 2002, where he served as an equity analyst from 2002 to 2004. Before joining Founders, Mr. Crowe was a research analyst with Marsico Capital Management from 1999 to 2002 and a senior consultant with Andersen Consulting from 1996 to 1998.

The fund's SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of fund shares.

Distributor

The fund's distributor is Dreyfus Service Corporation. The fund's distributor may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are separate from any sales charges, 12b-1 fees, sub-transfer agency fees and/or shareholder services fees paid by the fund to those intermediaries. Because those payments are not made by you or the fund, the fund's total expense ratio will not be affected by any such payments. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, record-keeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid from the fund's distributor's own resources to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, the fund's distributor also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets, or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended. In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

Code of ethics

The fund, Founders and the fund's distributor have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Founders code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Founders' employees does not disadvantage any Founders-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the five years ended December 31, 2006. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. The financial information has been audited by PricewaterhouseCoopers LLP, the fund's independent registered public accounting firm during these periods, whose report and the fund's financial statements are included in the fund's 2006 annual report, which is available upon request.

		Year Ended December 31,				
Class A		**2006**	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		4.68	4.15	3.52	2.58	3.44
Investment operations:	Investment income (loss) − net	(.04)[1]	(.05)	(.03)	.03	(.04)
	Net realized and unrealized gain (loss) on investments	1.16	.58	.66	.91	(.82)
Total from investment operations		1.12	.53	.63	.94	(.86)
Net asset value, end of period		5.80	4.68	4.15	3.52	2.58
Total Return (%)[2]		23.93	12.77	17.90	36.43	(25.00)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.40	1.58	1.54	1.87	2.15
Ratio of net expenses to average net assets		1.39	1.55	1.53	1.86	2.15
Ratio of net investment (loss) to average net assets		(.68)	(.92)	(1.07)	(1.38)	(1.81)
Portfolio turnover rate[3]		104	211	147	160	216
Net assets, end of period ($ x 1,000)		21,146	1,656	1,546	1,191	476

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class B		*Year Ended December 31,*				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		.48	4.01	3.43	2.54	3.39
Investment operations:	Investment (loss) − net	(.08)[1]	(.09)	(.07)	(.03)	(.05)
	Net realized and unrealized gain (loss) on investments	1.10	.56	.65	.92	(.80)
Total from investment operations		1.02	.47	.58	.89	(.85)
Net asset value, end of period		5.50	4.48	4.01	3.43	2.54
Total Return (%)[2]		22.77	11.72	16.91	35.04	(25.04)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.29	2.43	2.37	2.65	2.68
Ratio of net expenses to average net assets		2.29	2.41	2.37	2.64	2.67
Ratio of net investment (loss) to average net assets		(1.60)	(1.78)	(1.90)	(2.16)	(2.33)
Portfolio turnover rate[3]		104	211	147	160	216
Net assets, end of period ($ x 1,000)		1,929	1,886	1,823	1,587	969

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class C			Year Ended December 31,				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		4.42	3.96	3.38	2.50	3.36
Investment operations:	Investment (loss) − net	(.06)[1]	(.02)	(.06)[1]	(.10)	(.08)
	Net realized and unrealized gain (loss) on investments	1.08	.48	.64	.98	(.78)
Total from investment operations		1.02	.46	.58	.88	(.86)
Net asset value, end of period		5.44	4.42	3.96	3.38	2.50
Total Return (%)[2]		23.08	11.62	17.16	35.20	(25.60)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.19	2.35	2.32	2.51	3.04
Ratio of net expenses to average net assets		2.18	2.32	2.31	2.51	2.99
Ratio of net investment (loss) to average net assets		(1.27)	(1.69)	(1.83)	(2.02)	(2.65)
Portfolio turnover rate[3]		104	211	147	160	216
Net assets, end of period ($ x 1,000)		9,641	550	428	323	274

[1] Based on average shares outstanding at each month end.

[2] Exclusive of sales charge.

[3] Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Class R		*Year Ended December 31,*				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		4.73	4.19	3.56	2.61	3.48
Investment operations:	Investment (loss) − net	(.02)[1]	(.02)[1]	(.04)[1]	(.03)	(.04)
	Net realized and unrealized gain (loss) on investments	1.17	.56	.67	.98	(.83)
Total from investment operations		1.15	.54	.63	.95	(.87)
Net asset value, end of period		5.88	4.73	4.19	3.56	2.61
Total Return (%)		24.31	12.89	17.70	36.40	(25.00)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.14	1.38	1.48	1.64	3.49
Ratio of net expenses to average net assets		1.12	1.34	1.48	1.64	1.97
Ratio of net investment (loss) to average net assets		(.28)	(.70)	(1.03)	(1.15)	(1.63)
Portfolio turnover rate[2]		104	211	147	160	216
Net assets, end of period ($ x 1,000)		4,279	297	71	119	77

[1] *Based on average shares outstanding at each month end.*

[2] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class T		Year Ended December 31,				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		4.43	3.97	3.39	2.51	3.39
Investment operations:	Investment (loss) − net	(.07)[1]	(.17)	(.06)	(.02)	(.06)
	Net realized and unrealized gain (loss) on investments	1.08	.63	.64	.90	(.82)
Total from investment operations		1.01	.46	.58	.88	(.88)
Net asset value, end of period		5.44	4.43	3.97	3.39	2.51
Total Return (%)[2]		22.80	11.59	17.11	35.06	(25.96)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.13	2.59	2.26	2.76	10.30
Ratio of net expenses to average net assets		2.13	2.57	2.25	2.76	3.63
Ratio of net investment (loss) to average net assets		(1.39)	(1.94)	(1.78)	(2.27)	(3.29)
Portfolio turnover rate[3]		104	211	147	160	216
Net assets, end of period ($ x 1,000)		108	33	40	34	20

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Your Investment



SHAREHOLDER GUIDE

The classes of the fund offered by this prospectus are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

The fund's Class B shares are offered only in connection with dividend reinvestment and exchanges of Class B shares of certain other funds advised by Founders or Dreyfus, or certain eligible shares of Dreyfus Worldwide Dollar Money Market Fund, Inc.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees have the same purpose as the front-end sales charge: to compensate the fund's distributor for concessions and expenses it pays to dealers and financial institutions for selling or servicing shares. A CDSC is not charged on fund shares acquired through the reinvestment of fund dividends.

Deciding which class of shares to buy

This prospectus offers Class A, B, C, T and R shares of the fund. The different classes of fund shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

Key concepts

The fund offers multiple classes of shares. This prospectus describes shares of Classes A, B, C, R and T. The fund's other class of shares, Class F, is offered by a separate prospectus and is generally available only to shareholders who have continuously maintained a Class F account with any Dreyfus Founders fund since December 30, 1999. All share classes of the fund invest in the same underlying portfolio of securities and have the same management team. However, because of different charges, fees and expenses, the performance of the fund's share classes will vary.

	Class A	Class C	Class T	Class R
Initial sales charge	up to 5.75%	none	up to 4.50%	none
Ongoing distribution fee (Rule 12b-1 fee)	none	0.75%	0.25%	none
Ongoing shareholder service fee	0.25%	0.25%	0.25%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	1% on sale of shares held for one year or less	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	none
Conversion feature	no	no	no	no
Recommended purchase maximum	none	$1 million	$1 million	none

When you invest in Class A or Class T shares you generally pay an initial sales charge. Class A shares have no ongoing Rule 12b-1 fees and Class T shares have lower ongoing Rule 12b-1 fees than Class C shares. Each class, except Class R shares, is subject to a shareholder service fee. Class R shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your financial representative before determining which class to invest in.

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class C shares, and paying an up-front sales charge if you:

º plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class C shares may eventually exceed the cost of the up-front sales charge

º qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	5.75%	6.10%
$50,000 to $99,999	4.50%	4.70%
$100,000 to $249,999	3.50%	3.60%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Class T share considerations

When you invest in Class T shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

The initial sales charge on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

º plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class T may eventually exceed the initial sales charge differential

º invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has no ongoing Rule 12b-1 fees

Since some of your investment goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class C shares, and paying an up-front sales charge if you:

º qualify for a reduced or waived sales charge

º are unsure of your expected holding period

Class T sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.00%	2.00%
$500,000 to $999,999	1.50%	1.50%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Founders funds or Dreyfus Premier funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the fund's SAI.

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation.* You can count toward the amount of your investment your total account value in all share classes of Dreyfus Founders funds and certain Dreyfus Premier funds that are subject to a sales charge. For example, if you have $1 million invested in shares of Dreyfus Founders funds or certain Dreyfus Premier funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent.* You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in Dreyfus Founders funds or certain Dreyfus Premier funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in Dreyfus Founders funds or certain Dreyfus Premier funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Founders or any of its affiliates

- board members of Founders, the Dreyfus Founders funds and any funds managed by an affiliate of Founders

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

- Qualified investors who (i) purchase Class A shares directly through the fund's distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the distributor in a Founders-managed fund, including the fund, or a Dreyfus-managed fund since on or before February 28, 2006

- Investors with the cash proceeds from the investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options

- Members of qualified affinity groups who purchase Class A shares directly through the fund's distributor, provided that the qualified affinity group has entered into an affinity agreement with the distributor

Class A and Class T shares may be purchased at NAV without payment of a sales charge by the following individuals or entities:

- employees participating in certain qualified or non-qualified employee benefit plans

- shareholders in Dreyfus-sponsored IRA "Rollover Accounts" funded with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA Rollover Account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay higher ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Because Class A shares will always be a more favorable investment than Class C shares for investments of $1 million or more, the fund will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class C shares redeemed within one year of purchase are subject to a 1% CDSC.

Class R share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class R shares buys more shares than the same investment would in Class A or Class T shares. There is also no CDSC imposed on redemptions of Class R shares, and you do not pay any ongoing service or distribution fees.

Class R shares may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution
- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered into an agreement with the fund's distributor or a SEP-IRA

Class B share considerations

Class B shares sold within six years of purchase are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares also are subject to an annual Rule 12b-1 fee. Class B shares convert to Class A shares (which are not subject to a Rule 12b-1 fee) approximately six years after the date they were purchased.

CDSC waivers

The CDSC on Class A, B, C and T shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased
- redemptions made within one year of death or disability of the shareholder
- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70½
- redemptions of Class B or Class C shares made through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually
- redemptions from qualified and nonqualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of regular trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) every day the NYSE is open. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. NAV is not calculated, and you may not conduct fund transactions, on days the NYSE is closed (generally weekends and New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day). However, the fund may conduct portfolio transactions on those days, particularly in foreign markets. Those transactions, and changes in the value of the fund's foreign securities holdings on such days, may affect the value of fund shares on days when you are not able to purchase, exchange, or redeem shares. The NAV of your shares when you redeem them may be more or less than the price you originally paid, depending primarily upon the fund's investment performance.

Generally, when calculating the fund's NAV, debt securities with remaining maturities of 60 days or less at the time of purchase are valued using the amortized cost method. All other investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when trading in a security has been suspended or when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indices of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their NAVs. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the NAV of the fund.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the fund's distributor or its designee by the close of its business day (usually 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments

	Initial	Additional
Regular accounts	$1,000	$100
Traditional IRAs	$750	no minimum
Spousal IRAs	$750	no minimum
Roth IRAs	$750	no minimum
Education Savings Accounts	$500	no minimum *after the first year*

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Key concepts

Net asset value (NAV): the market value of one fund share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's shares are offered at NAV, but Class A and Class T shares are subject to a front-end sales charge and Class B and Class C shares are generally subject to higher annual operating expenses and a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Your order will be processed promptly, and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares, we will first sell shares that are not subject to a CDSC, and then sell those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. There are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or the SAI for details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares
- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* Not available online on accounts whose address has been changed within the last 30 days.

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address
- written sell orders of $100,000 or more

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online orders as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions, and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, the fund's board has adopted a policy of discouraging excessive trading, short-term market timing, and other abusive trading practices ("frequent trading") that could adversely affect the fund or its operations. Founders, the fund, and the fund's distributor will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- redeem "in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- reject any purchase or exchange request, including those from any individual or group who, in our view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

We monitor selected transactions to identify frequent trading. When our surveillance systems identify multiple roundtrips, we evaluate trading activity in the account for evidence of frequent trading. We consider the investor's trading history in other accounts under common ownership or control, in other Dreyfus Founders, Dreyfus, and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while we seek to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, we seek to make these judgments to the best of our abilities in a manner that we believe is consistent with shareholder interests. If we conclude the account is likely to engage in frequent trading, we may reject the purchase or exchange, which may occur on the following business day. We may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, rejecting the trade. At our discretion, we may apply these restrictions across all accounts under common ownership, control, or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Our ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the fund's distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the fund's distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Although the policy and these procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through automatic investment plans, Dreyfus Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by us generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 60 days, the fund may close your account and send you the proceeds to the address on record.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also may realize capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and capital gain distributions on an annual basis each December. From time to time, the fund may make distributions in addition to those described above. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares when a fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your redemption of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive upon redemption.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax adviser before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or it may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you may select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1-800-554-4611.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus Founders fund or Dreyfus Premier fund (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus Founders fund or Dreyfus Premier fund.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most funds.
	There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed, on an annual basis, 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Founders fund or Dreyfus Premier fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds, and Class B shares into Class B shares of General Money Market Fund, Inc. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange generally has the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your mutual fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and by following the instructions on your application, or by contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund shareholder automatically receives regular account statements. You will also be sent an annual statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 In Writing

TO OPEN AN ACCOUNT

Complete the application.

Mail your application and a check to:
Dreyfus Founders Funds, Inc.
Mid-Cap Growth Fund
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
Dreyfus Founders Funds, Inc.
Mid-Cap Growth Fund
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

TO SELL SHARES

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• Mid-Cap Growth Fund
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").

Mail your request to:
Dreyfus Founders Funds, Inc.
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

 By Telephone

TO OPEN AN ACCOUNT

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 046485
• EEC code 5650
• Mid-Cap Growth Fund
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 046485
• EEC code 5650
• Mid-Cap Growth Fund
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Electronic check Same as wire, but before your 14-digit account number insert "291" for Class A, "293" for Class C, "294" for Class R, or "295" for Class T.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

TO SELL SHARES

Wire Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **Dreyfus Founders Funds, Inc.**

Key concepts

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire transfers from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 Online (www.dreyfus.com)

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.

Wire Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

 Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.

All services Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

Dreyfus Automatic Withdrawal Plan Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for. Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 55552 Boston, MA 02205-8568 Attn: Institutional Processing	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for. Mail the slip and the check to: The Dreyfus Trust Company, Custodian P.O. Box 55552 Boston, MA 02205-8568 Attn: Institutional Processing	Write a letter of instruction that includes: • your name and signature • your account number • Mid-Cap Growth Fund • the share class • the dollar amount you want to sell • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide — Selling Shares"). Mail your request to: The Dreyfus Trust Company P.O. Box 55552 Boston, MA 02205-8568 Attn: Institutional Processing
By Telephone	—	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 046485 • EEC code 5650 • Mid-Cap Growth Fund • the share class • your account number • name(s) of investor(s) • the contribution year • dealer number if applicable **Electronic check** Same as wire, but before your 14-digit account number insert "291" for Class A, "293" for Class C, "294" for Class R, or "295" for Class T.	—
Automatically	—	**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year contributions.	**Systematic Withdrawal Plan** Call us to request instructions to establish the plan.







For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **The Dreyfus Trust Company, Custodian.**

N O T E S

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text only versions of certain fund documents can be viewed online or downloaded from: http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

Dreyfus Founders Funds are managed by Founders Asset Management LLC.

Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.

Dreyfus Founders Mid-Cap Growth Fund
A series of Dreyfus Founders Funds, Inc.
SEC file number: 811-01018

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings, and contains a letter from the fund's portfolio manager discussing market conditions, economic trends and fund strategies that significantly affected the fund's performance during the period covered by the report. The fund's most recent annual and semi–annual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference and legally considered a part of this prospectus.

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month–end basis, at **www.dreyfus.com**, under Mutual Fund Center — Dreyfus Mutual Funds — Mutual Fund Total Holdings. This information will be posted on the last day of the month following the month for which such information is applicable, unless the month for which such information is applicable is the last month of a calendar quarter, in which case the information will be posted fifteen days following the end of the quarter. This information will remain accessible at least until the date on which the fund files a Form N-Q or Form N-CSR with the SEC for the period that includes the date as of which the website information is current. A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the SAI.



0291P0507

Dreyfus Founders Passport Fund

Pursuing capital appreciation through investments in small foreign companies

PROSPECTUS May 1, 2007

Class A, B, C, R and T Shares



Dreyfus
A Mellon Financial Company℠

Passport Fund has discontinued public sales of its shares to new investors, but shareholders who have open Passport Fund accounts may make additional investments and reinvest dividends and capital gains distributions in their accounts. Participants in certain retirement plans which have established Passport Fund as an investment option may open new Passport Fund accounts through their plans. Once a Passport Fund account has been closed, additional investments in Passport Fund may not be possible.

Dreyfus Founders Passport Fund

Ticker Symbols | Class A: **FPSAX**
Class B: **FPSBX**
Class C: **FPSCX**
Class R: **FPSRX**
Class T: **FPSTX**

The Fund



INVESTMENT APPROACH

The fund, an international small–cap fund, seeks capital appreciation. To pursue this goal, the fund normally invests at least 65% of its total assets in the equity securities of foreign small–cap companies from a minimum of three countries. These companies may be based in both developed and emerging economies. The fund may invest in larger foreign companies or in U.S.-based companies if they represent better prospects for capital appreciation.

Founders Asset Management LLC (Founders) manages the fund using a "core style" of investing, searching for stocks that appear to be undervalued (as measured by their price/earnings ratios) and that may have value and/or growth characteristics. The portfolio managers use proprietary quantitative models and traditional qualitative analysis to identify attractive stocks with low relative price multiples and positive trends in earnings forecasts. This stock selection process is designed to produce a diversified portfolio that, relative to the fund's benchmark index, frequently has a below-average price/earnings ratio and an above-average earnings growth trend. The portfolio managers use a consistent, bottom-up approach which emphasizes individual stock selection.

Founders continually monitors the securities in the fund's portfolio, and will consider selling a security if business momentum deteriorates or valuation becomes excessive. Founders also may sell a security if an event occurs that contradicts Founders' rationale for owning it, such as a deterioration in the company's financial fundamentals. In addition, Founders may sell a security if better investment opportunities emerge elsewhere. Founders also may liquidate a security if Founders changes the fund's industry, sector or country weightings.

For more information on the securities held by the fund, see "For More Information – Portfolio Holdings."

Contents

The Fund

Your Investment

For More Information

See back cover.

Passport Fund is closed to new investors (see section entitled "Shareholder Guide – Fund closed to new investors" for more information).



MAIN RISKS

The principal risks of investing in this fund are:

- **Foreign Investment Risk**. Investments in foreign securities involve different risks than U.S. investments. These risks include:

  - *Market risk*. Foreign markets have substantially less trading volume than U.S. markets, and are not generally as liquid as, and may be more volatile than, those in the United States. Brokerage commissions and other transaction costs are generally higher than in the United States, and settlement periods are longer.

  - *Regulatory risk*. There may be less governmental supervision of foreign stock exchanges, securities brokers, and issuers of securities, and less public information about foreign companies. Also, accounting, auditing, and financial reporting standards are less uniform than in the United States. Exchange control regulations or currency restrictions could prevent cash from being brought back to the United States. The fund may be subject to withholding taxes and could experience difficulties in pursuing legal remedies and collecting judgments.

  - *Currency risk*. The fund's assets are invested primarily in foreign securities. Since substantially all of its revenue is received in foreign currencies, the fund's net asset value will be affected by changes in currency exchange rates to a greater extent than funds investing primarily in domestic securities. The fund pays dividends, if any, in U.S. dollars and incurs currency conversion costs.

  - *Political risk*. Foreign investments may be subject to expropriation or confiscatory taxation; limitations on the removal of cash or other assets of the fund; and political, economic, or social instability.

- *Small company risk*. Small companies involve substantially greater risks of loss and price fluctuations than larger and more established companies. Small companies may be in the early stages of development; may have limited product lines, markets or financial resources; and may lack management depth. These companies may be more affected by intense competition from larger companies, and the trading markets for their securities may be less liquid and more volatile than securities of larger companies. This means that the fund could have greater difficulty buying or selling a security of a small-cap issuer at an acceptable price, especially in periods of market volatility. Also, it may take a substantial period of time before the fund realizes a gain on an investment in a small-cap company, if it realizes any gain at all.

- *Country and Sector Allocation Risk*. While the portfolio managers use the country and sector weightings of the fund's benchmark index as a guide in structuring the fund's portfolio, they may overweight or underweight certain countries or sectors relative to the index. This may cause the fund's performance to be more or less sensitive to developments affecting those countries or sectors.

- *Initial public offerings.* The fund may purchase securities of companies in initial public offerings ("IPOs"). The number of IPOs brought to market, and the prices at which the newly issued stocks trade, are affected by the performance of the stock market as a whole. When IPOs are brought to market, the fund may not be able to purchase as many shares as it would like, or any at all, due to limited availability. The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund, and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

- *Derivatives risk.* The fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and interest rates). The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets, and can cause the fund to lose money on its investments. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments.

Key concepts

Foreign small-cap companies are those which, at the time of purchase, have total market capitalizations that fall in the range of the capitalizations of the companies that comprise the S&P/Citigroup Extended Market Index World ex U.S.sm This index represents, on a country-by-country basis, the small-capitalization component of the S&P/Citigroup Broad Market Indexsm, which is a comprehensive float-weighted index of companies in 26 countries (excluding the U.S.) with market capitalizations of at least $100 million.



PAST PERFORMANCE

The following information illustrates the risks of investing in the fund. The bar chart shows the fund's Class A performance from year to year. The performance figures do not reflect sales loads, and would be lower if they did. All performance figures reflect the reinvestment of dividends and capital gain distributions. Past performance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*
Class A shares



| | Best Quarter: | Q2 '03 | +27.30% |
| | Worst Quarter: | Q3 '01 | -22.58% |

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit and is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

The following table compares the performance of each share class to the performance of an appropriate broad-based index. The fund's returns include applicable sales loads, and reflect the reinvestment of dividends and capital gain distributions. The returns of the index account for both change in security price and reinvestment of dividends, do not reflect the impact of taxes, and do not reflect the costs of managing a mutual fund. You may not invest directly in the index. Past performance, both before and after taxes, is no guarantee of future results.

After-tax performance is shown only for Class A shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's individual tax situation and may differ from those shown. The after-tax return information shown above does not apply to fund shares held through tax-deferred accounts, such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/06*

	1 Year	5 Years	Since inception[1]
Class A *returns before taxes*	30.45%	22.03%	3.84%
Class A *returns after taxes on distributions*	22.93%	20.60%	2.25%
Class A *returns after taxes on distributions and sale of fund shares*	14.90%	18.31%	2.02%
Class B *returns before taxes*	28.91%	20.92%	3.12%
Class C *returns before taxes*	29.39%	21.05%	2.99%
Class R *returns before taxes*	30.61%	21.78%	3.48%
Class T *returns before taxes*	29.96%	21.25%	3.08%
S&P/Citigroup Extended Market Index ("EMI") World ex U.S.[2]	29.42%	23.73%	11.86%

[1] *Inception date 12/31/99*

[2] *The S&P/Citigroup EMI World ex U.S. Index measures the performance of small companies outside of the United States (approximately the bottom 20% by market capitalization) in 26 developed equity markets.*



EXPENSES

As a fund shareholder, you pay certain fees and expenses in connection with the fund, which are described in the tables below.

Fee table

	Class A	Class B[1]	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none[2]	4.00	1.00	none	none[2]
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	1.00	1.00	1.00	1.00	1.00
Rule 12b-1 fee	none	0.75	0.75	none	0.25
Shareholder services fee	0.25	0.25	0.25	none	0.25
Other expenses[3]	0.61	0.85	0.68	0.69	0.76
Total annual fund operating expenses	1.86	2.85	2.68	1.69	2.26

[1] *Class B shares of the fund are available only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds.*

[2] *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

[3] *These expenses have been restated to reflect current custodian fees.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$753	$1,126	$1,523	$2,629
Class B				
with redemption	$688	$1,183	$1,704	$2,724*
without redemption	$288	$883	$1,504	$2,724*
Class C				
with redemption	$371	$832	$1,420	$3,012
without redemption	$271	$832	$1,420	$3,012
Class R	$172	$533	$918	$1,998
Class T	$669	$1,125	$1,606	$2,928

* *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual return and expenses will be different, the example is for comparison only.

Key concepts

Contingent deferred sales charge (CDSC): a back-end sales charge payable if shares are redeemed within a certain time period.

Management fee: the fee paid to Founders for managing the fund's portfolio and assisting in other aspects of the fund's operations.

Rule 12b-1 fee: the fee paid to the fund's distributor to finance the sale and distribution of Class B, Class C, and Class T shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services.

Other expenses: expenses paid by the fund for custodian, transfer agency and accounting agent services, and other customary fund services. The fund also makes payments to certain financial institution intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



This section discusses other investment strategies that may be used by the fund and provides more detailed information about the risks associated with those strategies. Although we might not use all of the different techniques and investments described below, some of these techniques are designed to help reduce investment or market risks. The Statement of Additional Information (SAI) contains more detailed information about the fund's investment policies and risks.

Other portfolio investments and strategies

ADRs. The fund may invest in American Depositary Receipts and American Depositary Shares (collectively, ADRs) as a way to invest in foreign securities. ADRs are receipts representing shares of a foreign corporation held by a U.S. bank that entitle the holder to all dividends and capital gains on the underlying foreign shares. ADRs are typically denominated in U.S. dollars and trade in the U.S. securities markets. ADRs are subject to many of the same risks as direct investments in foreign securities. These risks include fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Derivative instruments. Unlike stocks or bonds that represent actual ownership of the equity or debt of an issuer, derivatives are instruments that derive their value from an underlying security, index, or other financial instrument. Derivatives may be used for the following purposes: to hedge risks inherent in a fund's portfolio, to enhance the potential return of a portfolio, to diversify a portfolio, to equitize cash, to reduce transaction costs associated with managing a portfolio, and/or to implement a fund's investment strategy through investments that may be more tax-efficient than a direct equity investment. Derivatives the fund may use include futures contracts (including those related to indexes) and forward contracts, and purchasing and/or writing (selling) put and call options on securities, securities indexes, futures contracts, and

foreign currencies, and purchasing equity-linked notes. The fund has limits on the use of derivatives and is not required to use them in seeking its investment objectives.

Certain strategies may hedge all or a portion of the fund's portfolio against price fluctuations. Other strategies, such as buying futures and call options, would tend to protect the fund against increases in the prices of securities or other instruments the fund intends to buy. Forward contracts, futures contracts and options may be used to try to manage foreign currency risks on the fund's foreign investments. Options trading may involve the payment of premiums and has special tax effects on the fund.

There are special risks in using particular derivative strategies. Using derivatives can cause the fund to lose money on its investments and/or increase the volatility of its share prices. In addition, the successful use of derivatives draws upon skills and experience that are different from those needed to select the other securities in which the fund invests. Should interest rates, foreign currency exchange rates, or the prices of securities or financial indexes move in an unexpected manner, the fund may not achieve the desired benefit of these instruments, or may realize losses and be in a worse position than if the instruments had not been used. The fund could also experience losses if the prices of its derivative positions were not correlated with its other investments or if it could not close out a position because of an illiquid market. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instrument to make required payments or otherwise comply with the derivative instrument's terms.

Securities that are not readily marketable. The fund may invest up to 15% of its net assets in securities that are not "readily marketable." A security is not readily marketable if it cannot be sold within seven days in the ordinary course of business for approximately the amount it is valued. For example, some securities are not registered under U.S. securities laws and cannot be sold to the U.S. public because of Securities and Exchange Commission

(SEC) regulations (these are known as "restricted securities"). Under procedures adopted by the fund's board, certain restricted securities may be deemed readily marketable, and will not be counted toward this 15% limit.

Investments in securities that are not readily marketable, which may include restricted securities, involve certain risks to the extent that a Fund may be unable to sell such a security or sell at a reasonable price. In addition, in order to sell a restricted security, a Fund might have to bear the expense and incur the delays associated with registering the shares with the SEC.

Securities of other investment companies. The fund may acquire securities of other investment companies, including exchange-traded funds (ETFs), subject to the limitations of the Investment Company Act of 1940 (1940 Act) and the conditions of exemptive orders issued by the SEC. The fund's purchase of securities of other investment companies will result in the payment of additional management fees and may result in the payment of additional distribution fees.

The fund may invest its uninvested cash reserves in shares of one or more money market funds advised by affiliates of Founders in accordance with the 1940 Act and the rules thereunder.

ETFs are open-end investment companies or unit investment trusts that are registered under the 1940 Act. The shares of ETFs are listed and traded on stock exchanges at market prices. Since ETF shares can be bought and sold like ordinary stocks throughout the day, the fund may invest in ETFs in order to equitize cash, achieve exposure to a broad basket of securities in a single transaction, or for other reasons.

An investment in an ETF generally presents the same primary risks as an investment in a conventional fund (*i.e.*, one that is not exchange-traded) that has the same investment objectives, strategies, and policies. The price of an ETF can fluctuate up or down, and the fund can lose money investing in an ETF if the prices of the securities owned by the ETF go down.

In addition, ETFs are subject to the following risks that do not apply to conventional funds: (i) the market price of an ETF's shares may trade above or below their net asset value; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally.

As with traditional mutual funds, ETFs charge asset-based fees, although these fees tend to be relatively low. ETFs do not charge initial sales charges or redemption fees and investors pay only customary brokerage fees to buy and sell ETF shares.

Temporary defensive investments. In times of unstable or adverse market or economic conditions, up to 100% of the fund's assets can be invested in temporary defensive instruments in an effort to enhance liquidity or preserve capital. Temporary defensive investments generally include cash, cash equivalents such as commercial paper, money market instruments, short-term debt securities, U.S. government securities, or repurchase agreements. The fund also could hold these types of securities pending the investment of proceeds from the sale of fund shares or portfolio securities, or to meet anticipated redemptions of fund shares. To the extent the fund invests defensively in these securities, it might not achieve its investment objective.

Portfolio turnover. The fund does not have any limitations regarding portfolio turnover. The fund may engage in short-term trading to try to achieve its objective and may have portfolio turnover rates significantly in excess of 100%. A portfolio turnover rate of 100% is equivalent to the fund buying and selling all of the securities in its portfolio once during the course of a year. The portfolio turnover rate of the fund may be higher than other mutual funds with the same investment objective. Higher portfolio turnover rates increase the brokerage costs the fund pays and may adversely affect its performance.

If the fund realizes capital gains when it sells portfolio investments, it generally must pay those gains out to shareholders, increasing their taxable distributions. This may adversely affect the after-tax performance of the fund for shareholders with taxable accounts. The fund's portfolio turnover rates for prior years are included in the "Financial Highlights" section of this prospectus. The fund's current and future portfolio turnover rates may differ significantly from its historical portfolio turnover rates.

More about risk

Like all investments in securities, you risk losing money by investing in the fund. The fund's investments are subject to changes in their value from a number of factors.

- **Emerging markets risk**. The fund invests in emerging markets. These are markets in countries that are considered to be in the initial stages of the industrial cycle. Such countries are subject to more economic, political, and business risk than major industrialized nations, and the securities issued by companies located there may have more volatile share prices and be less liquid than those of securities issued by companies in later stages of the industrial cycle.

- **Additional foreign risk**. Some foreign companies may exclude U.S. investors, such as the fund, from participating in beneficial corporate actions, such as rights offerings. As a result, the fund may not realize the same value from a foreign investment as a shareholder residing in that country.

- **Stock market risk**. The market value of the stocks and other securities owned by the fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence.

- **Company risk**. The stocks in the fund's portfolio may not perform as expected. Factors that can negatively affect a particular stock's price include poor earnings reports by the issuer, loss of major customers or management team members, major litigation against the issuer, or changes in government regulations affecting the issuer or its industry.

- **Opportunity risk**. There is the risk of missing out on an investment opportunity because the assets necessary to take advantage of the opportunity are held in other investments.

- **Investment style risk**. Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the fund's style of investing, and the fund's returns may vary considerably from other equity funds using different investment styles. By investing in a mix of growth and value companies, the fund assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. Value stocks involve the risk that they may never reach what the portfolio managers believe is their full market value, either because the market fails to recognize the stock's intrinsic worth or the portfolio managers misgauged that worth. Value stocks also may decline in price even though in theory they are already undervalued.



MANAGEMENT

Investment adviser

Founders serves as investment adviser to the fund and is responsible for selecting the fund's investments and handling its day-to-day business. Founders' corporate offices are located at 210 University Boulevard, Suite 800, Denver, Colorado 80206-4658.

Founders and its predecessor companies have operated as investment advisers since 1938. Founders also serves as investment adviser to other series funds of Dreyfus Founders Funds, Inc., as well as investment sub-adviser to other investment companies. Founders is a wholly owned subsidiary of Dreyfus Service Corporation (DSC), which is a wholly owned subsidiary of The Dreyfus Corporation (Dreyfus). Founders is the growth specialist affiliate of Dreyfus, a leading mutual fund complex with approximately $190 billion under management in 206 mutual fund portfolios as of December 31, 2006. Dreyfus is a wholly owned subsidiary of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial had approximately $5.5 trillion in assets under management, administration or custody, including $995 billion under management, as of December 31, 2006.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. (BNY) announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Founders would become an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of BNY's and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and BNY expect the transaction to be completed in the third quarter of 2007.

In addition to managing the fund's investments, Founders also provides certain related administrative services to the fund. For these investment and administrative services, the fund pays Founders a management fee. The fund's management fee for the fiscal year ended December 31, 2006 was 1.00% of the fund's average daily net assets. A discussion regarding the basis for the board's approving the fund's management agreement with Founders is available in the fund's annual report for the fiscal year ended December 31, 2006.

To facilitate day-to-day fund management, Founders uses a team system. Each team is composed of portfolio managers and research analysts, and is supported by portfolio traders. Each individual shares ideas, information, knowledge, and expertise to assist in the management of the fund. Daily decisions on security selection for the fund are made by the portfolio managers. Through participation in the team process, the portfolio managers use the input, research, and recommendations of the rest of the management team in making purchase and sale decisions.

The fund is co-managed by two portfolio managers, Daniel B. LeVan and John W. Evers. Each is a Chartered Financial Analyst and has been employed by Founders since 2003. Messrs. LeVan and Evers began co-managing the fund in November 2005. Mr. LeVan also is a senior vice president of The Boston Company Asset Management, LLC ("The Boston Company"), an affiliate of Founders, where he has been employed since 2003. Mr. LeVan was formerly a vice president at Standish Mellon Asset Management Company LLC ("Standish Mellon"), also an affiliate of Founders, where he was a lead portfolio manager for global, international and European small-cap portfolios from 1994 to 2003. Mr. Evers also serves as an assistant portfolio manager for The Boston Company's international small cap equity strategy and as a research analyst for its international core, growth and small cap strategies. Prior to joining The Boston Company in 2003, Mr. Evers was a vice president at Standish Mellon beginning in 1998.

The fund's SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of fund shares.

Distributor

The fund's distributor is Dreyfus Service Corporation. The fund's distributor may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are separate from any sales charges, 12b-1 fees, sub-transfer agency fees and/or shareholder services fees paid by the fund to those intermediaries. Because those payments are not made by you or the fund, the fund's total expense ratio will not be affected by any such payments. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, record-keeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid from the fund's distributor's own resources to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, the fund's distributor also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets, or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended. In some cases,

these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

Code of ethics

The fund, Founders and the fund's distributor have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Founders code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Founders' employees does not disadvantage any Founders-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the five years ended December 31, 2006. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distribu- tions. The financial information has been audited by PricewaterhouseCoopers LLP, the fund's indepen- dent registered public accounting firm during these periods, whose report and the fund's financial state- ments are included in the fund's 2006 annual report, which is available upon request.

		Year Ended December 31,				
Class A		**2006**	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		20.10	16.76	14.24	8.14	9.68
Investment operations:	Investment income (loss) − net	(.01)[1]	(.14)[1]	(.11)[1]	.10	(.16)
	Net realized and unrealized gain (loss) on investments	6.13	3.48	2.63	6.00	(1.38)
Total from investment operations		6.12	3.34	2.52	6.10	(1.54)
Net asset value, end of period		26.22	20.10	16.76	14.24	8.14
Total Return (%)[2]		30.45	19.93	17.70	74.94	(15.91)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.87	2.29	2.02	2.54	2.27
Ratio of net expenses to average net assets		1.78	2.12	1.92	2.45	2.24
Ratio of net investment (loss) to average net assets		(.05)	(.82)	(.77)	(.83)	(.80)
Portfolio turnover rate[3]		73	729	648	707	495
Net assets, end of period ($ x 1,000)		29,817	22,107	19,726	27,252	9,422

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class B		*Year Ended December 31,*				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		19.13	16.09	13.79	7.95	9.54
Investment operations:	Investment (loss) − net	(.22)[1]	(.28)[1]	(.23)[1]	(.31)	(.29)
	Net realized and unrealized gain (loss) on investments	5.74	3.32	2.53	6.15	(1.30)
Total from investment operations		5.52	3.04	2.30	5.84	(1.59)
Net asset value, end of period		24.65	19.13	16.09	13.79	7.95
Total Return (%)[2]		28.91	18.89	16.68	73.46	(16.67)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.85	3.13	2.89	3.38	3.12
Ratio of net expenses to average net assets		2.77	2.97	2.78	3.29	3.09
Ratio of net investment (loss) to average net assets		(1.17)	(1.66)	(1.63)	(1.44)	(1.64)
Portfolio turnover rate[3]		73	729	648	707	495
Net assets, end of period ($ x 1,000)		2,591	16,421	17,917	18,198	12,810

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

| | | | Year Ended December 31, | | | |
Class C		**2006**	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		19.12	16.07	13.76	7.93	9.52
Investment operations:	Investment (loss) – net	(.19)[1]	(.27)[1]	(.22)[1]	(.01)	(.35)
	Net realized and unrealized gain (loss) on investments	5.80	3.32	2.53	5.84	(1.24)
Total from investment operations		5.61	3.05	2.31	5.83	(1.59)
Net asset value, end of period		24.73	19.12	16.07	13.76	7.93
Total Return (%)[2]		29.39	18.98	16.79	73.52	(16.70)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.68	3.08	2.81	3.34	3.08
Ratio of net expenses to average net assets		2.60	2.92	2.70	3.25	3.05
Ratio of net investment (loss) to average net assets		(.89)	(1.60)	(1.55)	(1.43)	(1.58)
Portfolio turnover rate[3]		73	729	648	707	495
Net assets, end of period ($ x 1,000)		7,169	7,568	10,249	10,639	5,268

[1] Based on average shares outstanding at each month end.

[2] Exclusive of sales charge.

[3] Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Class R		*Year Ended December 31,*				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		19.60	16.31	13.82	7.87	9.56
Investment operations:	Investment income (loss) − net	.03[1]	(.12)[1]	(.07)[1]	.54	(.81)
	Net realized and unrealized gain (loss) on investments	5.97	3.41	2.56	5.41	(.88)
Total from investment operations		6.00	3.29	2.49	5.95	(1.69)
Net asset value, end of period		25.60	19.60	16.31	13.82	7.87
Total Return (%)		30.61	20.17	18.02	75.60	(17.68)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.68	2.08	1.79	2.17	4.65
Ratio of net expenses to average net assets		1.61	1.89	1.68	2.07	3.91
Ratio of net investment income (loss) to average net assets		.09	(.69)	(.51)	(.32)	(2.20)
Portfolio turnover rate[2]		73	729	648	707	495
Net assets, end of period ($ x 1,000)		200	310	190	142	37

[1] *Based on average shares outstanding at each month end.*

[2] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

		Year Ended December 31,				
Class T		**2006**	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		19.16	16.05	13.70	7.87	9.50
Investment operations:	Investment (loss) – net	(.11)[1]	(.21)[1]	(.17)[1]	(.24)	(.45)
	Net realized and unrealized gain (loss) on investments	5.85	3.32	2.52	6.07	(1.18)
Total from investment operations		5.74	3.11	2.35	5.83	(1.63)
Net asset value, end of period		24.90	19.16	16.05	13.70	7.87
Total Return (%)[2]		29.96	19.38	17.15	74.08	(17.16)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.26	2.70	2.47	3.16	4.05
Ratio of net expenses to average net assets		2.18	2.54	2.36	3.07	4.03
Ratio of net investment (loss) to average net assets		(.54)	(1.24)	(1.21)	(1.06)	(2.69)
Portfolio turnover rate[3]		73	729	648	707	495
Net assets, end of period ($ x 1,000)		600	444	510	522	345

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Your Investment



SHAREHOLDER GUIDE

Fund closed to new investors

The fund is closed to new investors. Shareholders of the fund who maintain open fund accounts may make additional purchases and reinvest dividends and capital gains distributions into their accounts. Participants in certain retirement plans which have established the fund as an investment option may open new fund accounts through their plans. Employees of Founders and directors of the company may also open new accounts in the fund if they do so directly with the fund's distributor.

Fund shareholders who close their accounts may be prohibited from reactivating their accounts or opening new fund accounts. This restriction applies to investments made directly with the distributor as well as investments made through financial institution intermediaries, such as brokers, banks or financial advisers. Investors may have to show they are eligible to purchase fund shares before an investment is accepted. The fund may resume sales of shares to new investors at some future date, but there are no current plans to do so.

The classes of the fund offered by this prospectus are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

The fund's Class B shares are offered only in connection with dividend reinvestment and exchanges of Class B shares of certain other funds advised by Founders or Dreyfus, or certain eligible shares of Dreyfus Worldwide Dollar Money Market Fund, Inc.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees have the same purpose as the front-end sales charge: to compensate the fund's distributor for concessions and expenses it pays to dealers and financial institutions for selling or servicing shares. A CDSC is not charged on fund shares acquired through the reinvestment of fund dividends.

Key concepts

The fund offers multiple classes of shares. This prospectus describes shares of Classes A, B, C, R and T. The fund's other class of shares, Class F, is offered by a separate prospectus and is also closed to new investors. All share classes of the fund invest in the same underlying portfolio of securities and have the same management team. However, because of different charges, fees and expenses, the performance of the fund's share classes will vary.

	Class A	Class C	Class T	Class R
Initial sales charge	up to 5.75%	none	up to 4.50%	none
Ongoing distribution fee (Rule 12b-1 fee)	none	0.75%	0.25%	none
Ongoing shareholder service fee	0.25%	0.25%	0.25%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	1% on sale of shares held for one year or less	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	none
Conversion feature	no	no	no	no
Recommended purchase maximum	none	$1 million	$1 million	none

Deciding which class of shares to buy

This prospectus offers Class A, B, C, T and R shares of the fund. The different classes of fund shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A or Class T shares you generally pay an initial sales charge. Class A shares have no ongoing Rule 12b-1 fees and Class T shares have lower ongoing Rule 12b-1 fees than Class C shares. Each class, except Class R shares, is subject to a shareholder service fee. Class R shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your financial representative before determining which class to invest in.

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class C shares may eventually exceed the cost of the up-front sales charge
- qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	5.75%	6.10%
$50,000 to $99,999	4.50%	4.70%
$100,000 to $249,999	3.50%	3.60%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more *	none	none

* *No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.*

Class T share considerations

When you invest in Class T shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

The initial sales charge on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

- plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class T may eventually exceed the initial sales charge differential
- invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has no ongoing Rule 12b-1 fees

Since some of your investment goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class C shares, and paying an up-front sales charge if you:

- qualify for a reduced or waived sales charge
- are unsure of your expected holding period

Class T sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.00%	2.00%
$500,000 to $999,999	1.50%	1.50%
$1 million or more *	none	none

* *No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.*

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Founders funds or Dreyfus Premier funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the fund's SAI.

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation.* You can count toward the amount of your investment your total account value in all share classes of Dreyfus Founders funds or certain Dreyfus Premier funds or that are subject to a sales charge. For example, if you have $1 million invested in shares of Dreyfus Founders funds or certain Dreyfus Premier funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent.* You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in Dreyfus Founders funds or certain Dreyfus Premier funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in Dreyfus Founders funds or certain Dreyfus Premier funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Founders or any of its affiliates

- board members of Founders, the Dreyfus Founders funds and any funds managed by an affiliate of Founders

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

- Qualified investors who (i) purchase Class A shares directly through the fund's distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the distributor in a Founders-managed fund, including the fund, or a Dreyfus-managed fund since on or before February 28, 2006

- Investors with the cash proceeds from the investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options

- Members of qualified affinity groups who purchase Class A shares directly through the fund's distributor, provided that the qualified affinity group has entered into an affinity agreement with the distributor

Class A and Class T shares may be purchased at NAV without payment of a sales charge by the following individuals or entities:

- employees participating in certain qualified or non-qualified employee benefit plans

- shareholders in Dreyfus-sponsored IRA "Rollover Accounts" funded with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA Rollover Account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay higher ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Because Class A shares will always be a more favorable investment than Class C shares for investments of $1 million or more, the fund will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class C shares redeemed within one year of purchase are subject to a 1% CDSC.

Class R share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class R shares buys more shares than the same investment would in Class A or Class T shares. There is also no CDSC imposed on redemptions of Class R shares, and you do not pay any ongoing service or distribution fees.

Class R shares may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution

- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered into an agreement with the fund's distributor or a SEP-IRA

Class B share considerations

Class B shares sold within six years of purchase are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares also are subject to an annual Rule 12b-1 fee. Class B shares convert to Class A shares (which are not subject to a Rule 12b-1 fee) approximately six years after the date they were purchased.

CDSC waivers

The CDSC on Class A, B, C and T shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased
- redemptions made within one year of death or disability of the shareholder
- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70½
- redemptions of Class B or Class C shares made through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually
- redemptions from qualified and nonqualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of regular trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) every day the NYSE is open. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. NAV is not calculated, and you may not conduct fund transactions, on days the NYSE is closed (generally weekends and New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day). However, the fund may conduct portfolio transactions on those days, particularly in foreign markets. Those transactions, and changes in the value of the fund's foreign securities holdings on such days, may affect the value of fund shares on days when you are not able to purchase, exchange, or redeem shares. The NAV of your shares when you redeem them may be more or less than the price you originally paid, depending primarily upon the fund's investment performance.

Generally, when calculating the fund's NAV, debt securities with remaining maturities of 60 days or less at the time of purchase are valued using the amortized cost method. All other investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when trading in a security has been suspended or when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board or its valuation committee in good faith using such information as it deems appropriate under the circumstances.

Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indices of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. The fund may use fair value prices obtained from such a pricing service in lieu of the closing prices from foreign markets in valuing foreign equity securities on days when movements in the U.S. stock market are determined to have materially affected the value of those securities subsequent to the closing of the foreign markets. In addition to establishing the fair value of securities, another objective of this policy is to attempt to reduce the possibility that an investor may seek to take advantage of any disparity between the foreign securities' closing market prices and their fair value by engaging in "time zone arbitrage." See "Your Investment – Shareholder Guide – General policies."

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their NAVs. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the NAV of the fund.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the fund's distributor or its designee by the close of its business day (usually 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments

	Initial	Additional
Regular accounts	**$1,000**	**$100**
Traditional IRAs	**$750**	**no minimum**
Spousal IRAs	**$750**	**no minimum**
Roth IRAs	**$750**	**no minimum**
Education Savings Accounts	**$500**	**no minimum** *after the first year*

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Key concepts

Net asset value (NAV): the market value of one fund share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's shares are offered at NAV, but Class A and Class T shares are subject to a front-end sales charge and Class B and Class C shares are generally subject to higher annual operating expenses and a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Your order will be processed promptly, and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares, we will first sell shares that are not subject to a CDSC, and then sell those sub-ject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. There are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or the SAI for details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address
- written sell orders of $100,000 or more

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online orders as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions, and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, the fund's board has adopted a policy of discouraging excessive trading, short-term market timing, and other abusive trading practices ("frequent trading") that could adversely affect the fund or its operations. Founders, the fund, and the fund's distributor will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- redeem "in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- reject any purchase or exchange request, including those from any individual or group who, in our view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

We monitor selected transactions to identify frequent trading. When our surveillance systems identify multiple roundtrips, we evaluate trading activity in the account for evidence of frequent trading. We consider the investor's trading history in other accounts under common ownership or control, in other Dreyfus Founders, Dreyfus, and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while we seek to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, we seek to make these judgments to the best of our abilities in a manner that we believe is consistent with shareholder interests. If we conclude the account is likely to engage in frequent trading, we may reject the purchase or exchange, which may occur on the following business day. We may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, rejecting the trade. At our discretion, we may apply these restrictions across all accounts under common ownership, control, or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Our ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the fund's distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the fund's distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

The risks of frequent trading may be more significant for mutual funds that invest in securities that are more difficult to value or that are susceptible to price arbitrage, such as foreign securities. For example, a fund with significant investments in foreign securities that trade in markets that close some time before the time at which the fund calculates its net asset value potentially is subject to the risk of time zone arbitrage — a market timing strategy that seeks to take advantage of changes in the value of a fund's portfolio holdings during the period between the close of the markets in which the fund's portfolio securities primarily trade and the close of the NYSE. One of the objectives of the fair valuation procedures adopted by the fund's board is to protect the fund against time zone arbitrage, as well as other trading practices that may seek to take advantage of stale prices. See "Your Investment – Shareholder Guide – Buying shares."

Although the fund's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through automatic investment plans, Dreyfus Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by us generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 60 days, the fund may close your account and send you the proceeds to the address on record.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also may realize capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and capital gain distributions on an annual basis each December. From time to time, the fund may make distributions in addition to those described above. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares when a fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your redemption of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive upon redemption.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax adviser before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or it may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you may select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1-800-554-4611**.

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus Founders fund or Dreyfus Premier fund (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus Founders fund or Dreyfus Premier fund.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most funds.
	There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed, on an annual basis, 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Founders fund or Dreyfus Premier fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds, and Class B shares into Class B shares of General Money Market Fund, Inc. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange generally has the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your mutual fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and by following the instructions on your application, or by contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund shareholder automatically receives regular account statements. You will also be sent an annual statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 **In Writing**

Complete the application. Mail your application and a check to:	Fill out an investment slip, and write your account number on your check.	Write a letter of instruction that includes: • your name(s) and signature(s) • your account number • Passport Fund • the share class • the dollar amount you want to sell • how and where to send the proceeds
Dreyfus Founders Funds, Inc. Passport Fund P.O. Box 55268 Boston, MA 02205-8502 Attn: Institutional Processing	Mail the slip and the check to: Dreyfus Founders Funds, Inc. Passport Fund P.O. Box 55268 Boston, MA 02205-8502 Attn: Institutional Processing	Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares"). Mail your request to: Dreyfus Founders Funds, Inc. P.O. Box 55268 Boston, MA 02205-8502 Attn: Institutional Processing

 **By Telephone**

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 046590 • EEC code 5660 • Passport Fund • the share class • your account number • name(s) of investor(s) • dealer number if applicable Return your application with the account number on the application.	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 046590 • EEC code 5660 • Passport Fund • the share class • your account number • name(s) of investor(s) • dealer number, if applicable **Electronic check** Same as wire, but before your 14-digit account number insert "281" for Class A, "283" for Class C, "284" for Class R, or "285" for Class T. **Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Call us to request your transaction.	**Wire** Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank. **Dreyfus TeleTransfer** Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check. **Check** Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **Dreyfus Founders Funds, Inc.**

Key concepts

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire transfers from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.	**Wire** Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.
		Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
		Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

Automatically

| **With an initial investment** Indicate on your application which automatic service(s) you want. Return your application with your investment. | **All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. | **Dreyfus Automatic Withdrawal Plan** Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like. |
| | | Be sure to maintain an account balance of $5,000 or more. |

INSTRUCTIONS FOR **IRAS**

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |

 — In Writing

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.

Mail your application and a check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552
Boston, MA 02205-8568
Attn: Institutional Processing

Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.

Mail the slip and the check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552
Boston, MA 02205-8568
Attn: Institutional Processing

Write a letter of instruction that includes:
• your name and signature
• your account number
• Passport Fund
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds
• whether the distribution is qualified or premature
• whether the 10% TEFRA should be withheld

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").

Mail your request to:
The Dreyfus Trust Company
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

 — By Telephone

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 046590
• EEC code 5660
• Passport Fund
• the share class
• your account number
• name(s) of investor(s)
• the contribution year
• dealer number, if applicable

Electronic check Same as wire, but before your 14-digit account number insert "281" for Class A, "283" for Class C, "284" for Class R, or "285" for Class T.

 — Automatically

All services Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year contributions.

Systematic Withdrawal Plan Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

NOTES

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text only versions of certain fund documents can be viewed online or downloaded from http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

Dreyfus Founders Funds are managed by Founders Asset Management LLC.

Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.

Dreyfus Founders Passport Fund
A series of Dreyfus Founders Funds, Inc.
SEC file number: 811-01018

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings, and contains a letter from the fund's portfolio manager discussing market conditions, economic trends and fund strategies that significantly affected the fund's performance during the period covered by the report. The fund's most recent annual and semi-annual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference and legally considered a part of this prospectus.

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center − Dreyfus Mutual Funds − Mutual Fund Total Holdings. This information will be posted on the last day of the month following the month for which such information is applicable, unless the month for which such information is applicable is the last month of a calendar quarter, in which case the information will be posted fifteen days following the end of the quarter. This information will remain accessible at least until the date on which the fund files a Form N-Q or Form N-CSR with the SEC for the period that includes the date as of which the website information is current. A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the SAI.



Dreyfus Founders Worldwide Growth Fund

Pursuing long-term growth of capital through investments in foreign and U.S. companies

PROSPECTUS May 1, 2007

Class A, B, C, R and T Shares





Dreyfus®

A Mellon Financial Company℠

Dreyfus Founders Worldwide Growth Fund

Ticker Symbols	
	Class A: FWWAX
	Class B: FWWBX
	Class C: FWWCX
	Class R: FWWRX
	Class T: FWWTX

Contents

The Fund

Your Investment

For More Information

See back cover.



The Fund

INVESTMENT APPROACH

The fund, a global fund, seeks long-term growth of capital. To pursue this goal, the fund normally invests at least 65% of its total assets in equity securities of growth companies in a variety of markets throughout the world. The fund may purchase securities in any foreign country, as well as in the United States, emphasizing common stocks of both emerging and established growth companies that generally have strong performance records and market positions. The fund's portfolio will normally invest at least 65% of its total assets in three or more countries. The fund will not invest more than 50% of its total assets in the securities of any one foreign country.

Founders Asset Management LLC (Founders) manages the fund using a "growth style" of investing, searching for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. Founders uses a consistent, bottom-up approach to build equity portfolios which emphasizes individual stock selection. We go beyond Wall Street analysis and perform intensive qualitative and quantitative in-house research to determine whether companies meet our investment criteria.

Founders continually monitors the securities in the fund's portfolio, and will consider selling a security if its business momentum deteriorates or valuation becomes excessive. Founders also may sell a security if an event occurs that contradicts Founders' rationale for owning it, such as a deterioration in the company's financial fundamentals. In addition, Founders may sell a security if better investment opportunities emerge elsewhere. Founders also may liquidate a security if Founders changes the fund's industry, sector or country weightings.

For more information on the securities held by the fund, see "For More Information — Portfolio Holdings."



MAIN RISKS

The principal risks of investing in this fund are:

- *Foreign investment risk.* Investments in foreign securities involve different risks than U.S. investments. These risks include:

  - *Market risk.* Foreign markets have substantially less trading volume than U.S. markets, and are not generally as liquid as, and may be more volatile than, those in the United States. Brokerage commissions and other transaction costs are generally higher than in the United States, and settlement periods are longer.

  - *Regulatory risk.* There may be less governmental supervision of foreign stock exchanges, securities brokers, and issuers of securities, and less public information about foreign companies. Also, accounting, auditing, and financial reporting standards are generally less uniform than in the United States. Exchange control regulations or currency restrictions could prevent cash from being brought back to the United States. The fund may be subject to withholding taxes and could experience difficulties in pursuing legal remedies and collecting judgments.

  - *Currency risk.* The fund's assets are invested primarily in foreign securities. Since substantially all of its revenue is received in foreign currencies, the fund's net asset value will be affected by changes in currency exchange rates to a greater extent than funds investing primarily in domestic securities. The fund pays dividends, if any, in U.S. dollars and incurs currency conversion costs.

  - *Political risk.* Foreign investments may be subject to expropriation or confiscatory taxation; limitations on the removal of cash or other assets of the fund; and political, economic, or social instability.

- *Country and sector allocation risk.* While the portfolio managers use the country and sector weightings of the fund's benchmark index as a guide in structuring the fund's portfolio, they may overweight or underweight certain countries or sectors relative to the index. This may cause the fund's performance to be more or less sensitive to developments affecting those countries or sectors.

- *Stock market risk.* The market value of the stocks and other securities owned by the fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. In addition, whether or not Founders' assessment of a company's potential to increase earnings faster than the rest of the market is correct, the securities in the portfolio may not increase in value, and could decrease in value.

- *Investment style risk.* Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the fund's growth style of investing, and the fund's returns may vary considerably from other equity funds using different investment styles. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns.

- *Derivatives risk.* The fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and interest rates). The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets, and can cause the fund to lose money on its investments. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments.

Key concepts

Growth companies: companies whose earnings are expected to grow faster than the overall market.

"Bottom-up" approach: choosing fund investments by analyzing the fundamentals of individual companies one by one rather than focusing on broader market themes.

Global fund: a type of mutual fund that may invest in securities traded anywhere in the world, including the United States.



PAST PERFORMANCE

The following information illustrates the risks of investing in the fund. The bar chart shows the fund's Class A performance from year to year. The performance figures do not reflect sales loads, and would be lower if they did. All performance figures reflect the reinvestment of dividends and capital gain distributions. Past performance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*

Class A shares



36.78
12.65
10.84
19.07
-21.82
-25.79
-28.95
97
98
99
00
01
02
03
04
05
06

Best Quarter:	**Q2 '03**	**+17.15%**
Worst Quarter:	**Q3 '02**	**-20.69%**

The following table compares the performance of each share class to the performance of appropriate broad-based indexes. The fund's returns include applicable sales loads, and reflect the reinvestment of dividends and capital gain distributions. The returns of the indexes account for both change in security price and reinvestment of dividends, do not reflect the impact of taxes, and do not reflect the costs of managing a mutual fund. You may not invest directly in these indexes. Past performance, both before and after taxes, is no guarantee of future results.

Average annual total returns *as of 12/31/06*

Share class	1 Year	5 Years	Since inception[1]
Class A *returns before taxes*	**19.07%**	**7.64%**	**-2.49%**
Class A *returns after taxes on distributions*	**12.20%**	**6.38%**	**-4.14%**
Class A *returns after taxes on distributions and sale of fund shares*	**7.93%**	**5.52%**	**-3.18%**
Class B *returns before taxes*	**17.89%**	**6.80%**	**-3.08%**
Class C *returns before taxes*	**18.03%**	**6.74%**	**-3.48%**
Class R *returns before taxes*	**19.40%**	**8.23%**	**-1.98%**
Class T *returns before taxes*	**18.63%**	**6.62%**	**-3.43%**
Morgan Stanley Capital International World Index[2]	**20.07%**	**9.97%**	**2.16%**
Morgan Stanley Capital International World Growth Index[2]	**15.15%**	**7.44%**	**-2.15%**

[1] *Inception date 12/31/99.*

[2] *The Morgan Stanley Capital International (MSCI) World Index measures global developed market equity performance. The MSCI World Growth Index measures global developed market equity performance of growth securities.*

After-tax performance is shown only for Class A shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's individual tax situation and may differ from those shown. The after-tax return information shown above does not apply to fund shares held through tax-deferred accounts, such as 401(k) plans or individual retirement accounts.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As a fund shareholder, you pay certain fees and expenses in connection with the fund, which are described in the tables below.

Fee table

	Class A	Class B[1]	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none[2]	4.00	1.00	none	none[2]
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	1.00	1.00	1.00	1.00	1.00
Rule 12b-1 fee	none	0.75	0.75	none	0.25
Shareholder services fee	0.25	0.25	0.25	none	0.25
Other expenses[3]	0.71	0.82	0.74	0.61	0.72
Total annual fund operating expenses	1.96	2.82	2.74	1.61	2.22

[1] Class B shares of the fund are available only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds.

[2] Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.

[3] These expenses have been restated to reflect current custodian fees.

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$763	$1,155	$1,571	$2,729
Class B				
with redemption	$685	$1,174	$1,689	$2,754*
without redemption	$285	$874	$1,489	$2,754*
Class C				
with redemption	$377	$850	$1,450	$3,070
without redemption	$277	$850	$1,450	$3,070
Class R	$164	$508	$876	$1,911
Class T	$665	$1,113	$1,586	$2,889

* Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual return and expenses will be different, the example is for comparison only.

Key concepts

Contingent deferred sales charge (CDSC): a back-end sales charge payable if shares are redeemed within a certain time period.

Management fee: the fee paid to Founders for managing the fund's portfolio and assisting in other aspects of the fund's operations.

Rule 12b-1 fee: the fee paid to the fund's distributor to finance the sale and distribution of Class B, Class C, and Class T shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for providing shareholder services.

Other expenses: expenses paid by the fund for custodian, transfer agency and accounting agent services, and other customary fund services. The fund also makes payments to certain financial institution intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



This section discusses other investment strategies that may be used by the fund and provides more detailed information about the risks associated with those strategies. Although we might not use all of the different techniques and investments described below, some of these techniques are designed to help reduce investment or market risks. The Statement of Additional Information (SAI) contains more detailed information about the fund's investment policies and risks.

Other portfolio investments and strategies

ADRs. The fund may invest in American Depositary Receipts and American Depositary Shares (collectively, ADRs) as a way to invest in foreign securities. ADRs are receipts representing shares of a foreign corporation held by a U.S. bank that entitle the holder to all dividends and capital gains on the underlying foreign shares. ADRs are typically denominated in U.S. dollars and trade in the U.S. securities markets. ADRs are subject to many of the same risks as direct investments in foreign securities. These risks include fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

Derivative instruments. Unlike stocks or bonds that represent actual ownership of the equity or debt of an issuer, derivatives are instruments that derive their value from an underlying security, index, or other financial instrument. Derivatives may be used for the following purposes: to hedge risks inherent in a fund's portfolio, to enhance the potential return of a portfolio, to diversify a portfolio, to equitize cash, to reduce transaction costs associated with managing a portfolio, and/or to implement a fund's investment strategy through investments that may be more tax-efficient than a direct equity investment. Derivatives the fund may use include futures contracts (including those related to indexes) and forward contracts, and purchasing and/or writing (selling) put and call options on securities, securities indexes, futures contracts, and

foreign currencies, and purchasing equity-linked notes. The fund has limits on the use of derivatives and is not required to use them in seeking its investment objectives.

Certain strategies may hedge all or a portion of the fund's portfolio against price fluctuations. Other strategies, such as buying futures and call options, would tend to protect the fund against increases in the prices of securities or other instruments the fund intends to buy. Forward contracts, futures contracts and options may be used to try to manage foreign currency risks on the fund's foreign investments. Options trading may involve the payment of premiums and has special tax effects on the fund.

There are special risks in using particular derivative strategies. Using derivatives can cause the fund to lose money on its investments and/or increase the volatility of its share prices. In addition, the successful use of derivatives draws upon skills and experience that are different from those needed to select the other securities in which the fund invests. Should interest rates, foreign currency exchange rates, or the prices of securities or financial indexes move in an unexpected manner, the fund may not achieve the desired benefit of these instruments, or may realize losses and be in a worse position than if the instruments had not been used. The fund could also experience losses if the prices of its derivative positions were not correlated with its other investments or if it could not close out a position because of an illiquid market. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instrument to make required payments or otherwise comply with the derivative instrument's terms.

Securities of other investment companies. The fund may acquire securities of other investment companies, including exchange-traded funds (ETFs), subject to the limitations of the Investment Company Act of 1940 (1940 Act) and the conditions of exemptive orders issued by the Securities and Exchange Commission (SEC). The fund's purchase of securities of other investment companies will result in the payment of additional management fees and may result in the payment of additional distribution fees.

The fund may invest its uninvested cash reserves in shares of one or more money market funds advised by affiliates of Founders in accordance with the 1940 Act and the rules thereunder.

ETFs are open-end investment companies or unit investment trusts that are registered under the 1940 Act. The shares of ETFs are listed and traded on stock exchanges at market prices. Since ETF shares can be bought and sold like ordinary stocks throughout the day, the fund may invest in ETFs in order to equitize cash, achieve exposure to a broad basket of securities in a single transaction, or for other reasons.

An investment in an ETF generally presents the same primary risks as an investment in a conventional fund (i.e., one that is not exchange-traded) that has the same investment objectives, strategies, and policies. The price of an ETF can fluctuate up or down, and the fund can lose money investing in an ETF if the prices of the securities owned by the ETF go down. In addition, ETFs are subject to the following risks that do not apply to conventional funds: (i) the market price of an ETF's shares may trade above or below their net asset value; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally.

As with traditional mutual funds, ETFs charge asset-based fees, although these fees tend to be relatively low. ETFs do not charge initial sales charges or redemption fees and investors pay only customary brokerage fees to buy and sell ETF shares.

Temporary defensive investments. In times of unstable or adverse market or economic conditions, up to 100% of the fund's assets can be invested in temporary defensive instruments in an effort to enhance liquidity or preserve capital. Temporary defensive investments generally include cash, cash equivalents such as commercial paper, money market instruments, short-term debt securities, U.S. government securities, or repurchase agreements. The fund also could hold these types of securities pending the investment of proceeds from the sale of fund shares or portfolio securities, or to meet anticipated redemptions of fund shares. To the extent the fund invests defensively in these securities, it might not achieve its investment objective.

Portfolio turnover. The fund does not have any limitations regarding portfolio turnover. The fund may engage in short-term trading to try to achieve its objective and may have portfolio turnover rates significantly in excess of 100%. A portfolio turnover rate of 100% is equivalent to the fund buying and selling all of the securities in its portfolio once during the course of a year. The portfolio turnover rate of the fund may be higher than other mutual funds with the same investment objective. Higher portfolio turnover rates increase the brokerage costs the fund pays and may adversely affect its performance.

If the fund realizes capital gains when it sells portfolio investments, it generally must pay those gains out to shareholders, increasing their taxable distributions. This may adversely affect the after-tax performance of the fund for shareholders with taxable accounts. The fund's portfolio turnover rates for prior years are included in the "Financial Highlights" section of this prospectus. The fund's current and future portfolio turnover rates may differ significantly from its historical portfolio turnover rates.

More about risk

Like all investments in securities, you risk losing money by investing in the fund. The fund's investments are subject to changes in their value from a number of factors.

- **Emerging markets risk.** The fund may invest in emerging markets. These are markets in countries that are considered to be in the initial stages of the industrial cycle. Such countries are subject to more economic, political, and business risk than major industrialized nations, and the securities issued by companies located there may have more volatile share prices and be less liquid than those of securities issued by companies in later stages of the industrial cycle.

- **Additional foreign risk.** Some foreign companies may exclude U.S. investors, such as the fund, from participating in beneficial corporate actions, such as rights offerings. As a result, the fund may not realize the same value from a foreign investment as a shareholder residing in that country.

- **Company risk.** The stocks in the fund's portfolio may not perform as expected. Factors that can negatively affect a particular stock's price include poor earnings reports by the issuer, loss of major customers or management team members, major litigation against the issuer, or changes in government regulations affecting the issuer or its industry.

- **Opportunity risk.** There is the risk of missing out on an investment opportunity because the assets necessary to take advantage of the opportunity are held in other investments.



MANAGEMENT

Investment adviser

Founders serves as investment adviser to the fund and is responsible for selecting the fund's investments and handling its day-to-day business. Founders' corporate offices are located at 210 University Boulevard, Suite 800, Denver, Colorado 80206-4658.

Founders and its predecessor companies have operated as investment advisers since 1938. Founders also serves as investment adviser to other series funds of Dreyfus Founders Funds, Inc., as well as investment sub-adviser to other investment companies. Founders is a wholly owned subsidiary of Dreyfus Service Corporation (DSC), which is a wholly owned subsidiary of The Dreyfus Corporation (Dreyfus). Founders is the growth specialist affiliate of Dreyfus, a leading mutual fund complex with approximately $190 billion under management in 206 mutual fund portfolios as of December 31, 2006. Dreyfus is a wholly owned subsidiary of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial had approximately $5.5 trillion in assets under management, administration or custody, including $995 billion under management, as of December 31, 2006.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. (BNY) announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Founders would become an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of BNY's and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and BNY expect the transaction to be completed in the third quarter of 2007.

In addition to managing the fund's investments, Founders also provides certain related administrative services to the fund. For these investment and administrative services, the fund pays Founders a management fee. The funds management fee for the fiscal year ended December 31, 2006 was 1.00% of the fund's average daily net assets. A discussion regarding the basis for the board's approval of the fund's investment advisory agreement with Founders is available in the fund's annual report for the year ended December 31, 2006.

To facilitate day-to-day fund management, Founders uses a team system. Each team is composed of portfolio managers and research analysts, and is supported by a group of core research analysts as well as portfolio traders. Each individual shares ideas, information, knowledge, and expertise to assist in the management of the fund. Daily decisions on security selection for the fund are made by the portfolio managers. Through participation in the team process, the portfolio managers use the input, research, and recommendations of the rest of the management team in making purchase and sale decisions.

The fund is managed by a team of portfolio managers. The portfolio management team is composed of Remi J. Browne and Jeffrey R. Sullivan, who co-manage the foreign portion of the fund, and John B. Jares, who manages the domestic portion of the fund. Each is a chartered financial analyst.

Messrs. Browne and Sullivan have been employed by Founders since 2003. Mr. Browne began co-managing the foreign portion of the fund in March 2003, and Mr. Sullivan became an additional co-manager in June 2004. Mr. Browne is a senior vice president of The Boston Company Asset Management, LLC (The Boston Company), an affiliate of Founders, where he has been employed since 2003. Mr. Browne was formerly a senior vice president and chief investment officer of international equities at Standish Mellon Asset Management Company LLC (Standish Mellon), also an affiliate of Founders, from 1996 to 2003. Mr. Sullivan is a vice president of The Boston Company, where he has been employed since 2003. Mr. Sullivan was formerly an assistant vice president and research analyst at Standish Mellon from 1998 to 2003.

Mr. Jares has been a portfolio manager of the fund since 2001. He is a portfolio manager at The Boston Company, where he has been employed since July 2006. He also has been employed by Founders since 2001. Mr. Jares was formerly a vice president and senior portfolio manager at Delaware Investments from 2000 to 2001, a vice president and portfolio manager at Berger LLC from 1997 to 2000, and a large-cap equity analyst and subsequently a co-portfolio manager at Founders from 1994 to 1997.

The fund's SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of fund shares.

Distributor

The fund's distributor is Dreyfus Service Corporation. The fund's distributor may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are separate from any sales charges, 12b-1 fees, sub-transfer agency fees and/or shareholder services fees paid by the fund to those intermediaries. Because those payments are not made by you or the fund, the fund's total expense ratio will not be affected by any such payments. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, record-keeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid from the fund's distributor's own resources to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, the fund's distributor also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets, or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended. In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

Code of ethics

The fund, Founders and the fund's distributor have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Founders code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Founders' employees does not disadvantage any Founders-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the five years ended December 31, 2006. Certain information reflects financial results for a single fund share. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. The financial information has been audited by PricewaterhouseCoopers LLP, the fund's independent registered public accounting firm during these periods, whose report and the fund's financial statements are included in the fund's 2006 annual report, which is available upon request.

		Year Ended December 31,				
Class A		**2006**	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		14.21	12.82	11.38	8.32	11.71
Investment operations:	Investment (loss) – net	(.06)[1]	(0.02)[1]	(0.21)	(0.10)	(0.15)
	Net realized and unrealized gain (loss) on investments	2.76	1.41	1.65	3.16	(3.24)
Total from investment operations		2.70	1.39	1.44	3.06	(3.39)
Net asset value, end of period		16.91	14.21	12.82	11.38	8.32
Total Return (%)[2]		19.07	10.84	12.65	36.78	(28.95)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.97	1.98	1.83	2.04	2.06
Ratio of net expenses to average net assets		1.93	1.92	1.81	2.03	2.06
Ratio of net investment (loss) to average net assets		(.39)	(0.19)	(0.18)	(0.55)	(0.77)
Portfolio turnover rate[3]		114	120	130	138	211
Net assets, end of period ($ x 1,000)		1,647	619	519	656	543

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class B		*Year Ended December 31,*				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of year		13.58	12.33	11.02	8.12	11.52
Investment operations:	Investment (loss) − net	(.16)[1]	(0.11)[1]	(0.09)	(0.16)	(0.14)
	Net realized and unrealized gain (loss) on investments	2.58	1.36	1.40	3.06	(3.26)
Total from investment operations		2.42	1.25	1.31	2.90	(3.40)
Net asset value, end of year		16.00	13.58	12.33	11.02	8.12
Total Return (%)[2]		17.89	10.14	11.89	35.71	(29.51)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.84	2.72	2.54	2.82	2.71
Ratio of net expenses to average net assets		2.79	2.66	2.52	2.80	2.70
Ratio of net investment (loss) to average net assets		(1.13)	(0.93)	(0.87)	(1.30)	(1.41)
Portfolio turnover rate[3]		114	120	130	138	211
Net assets, end of period ($ x 1,000)		819	1,803	2,061	1,821	1,459

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class C			2006	2005	2004	2003	2002
			Year Ended December 31,				
Per-Share Data ($):							
Net asset value, beginning of period			13.31	12.08	10.81	7.96	11.34
Investment operations:	Investment (loss) − net		(.15)[1]	(0.07)[1]	(0.20)	(0.20)	(0.30)
	Net realized and unrealized gain (loss) on investments		2.55	1.30	1.47	3.05	(3.08)
Total from investment operations			2.40	1.23	1.27	2.85	(3.38)
Net asset value, end of period			15.71	13.31	12.08	10.81	7.96
Total Return (%)[2]			18.03	10.18	11.75	35.80	(29.81)
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets			2.76	2.72	2.62	2.84	3.40
Ratio of net expenses to average net assets			2.71	2.66	2.59	2.82	3.33
Ratio of net investment (loss) to average net assets			(1.10)	(0.93)	(0.97)	(1.34)	(2.05)
Portfolio turnover rate[3]			114	120	130	138	211
Net assets, end of period ($ x 1,000)			385	308	272	271	218

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

		Year Ended December 31,				
Class R		**2006**	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		14.69	13.13	11.60	8.44	11.81
Investment operations:	Investment income (loss) − net	.01[1]	0.05[1]	0.03	(0.00)	(0.01)
	Net realized and unrealized gain (loss) on investments	2.84	1.51	1.50	3.16	(3.36)
Total from investment operations		2.85	1.56	1.53	3.16	(3.37)
Net asset value, end of period		17.54	14.69	13.13	11.60	8.44
Total Return (%)[2]		19.40	11.88	13.19	37.44	(28.54)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.62	1.47	1.39	1.53	1.41
Ratio of net expenses to average net assets		1.58	1.44	1.37	1.51	1.41
Ratio of net investment income (loss) to average net assets		.02	0.35	0.28	(0.03)	(0.13)
Portfolio turnover rate[3]		114	120	130	138	211
Net assets, end of period ($ x 1,000)		2,337	1,701	24,665	21,404	14,060

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Class T		Year Ended December 31,				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		13.31	12.05	10.73	7.89	11.46
Investment operations:	Investment (loss) − net	(.08)[1]	(0.07)[1]	(0.36)	(0.14)	(0.59)
	Net realized and unrealized gain (loss) on investments	2.56	1.33	1.68	2.98	(2.98)
Total from investment operations		2.48	1.26	1.32	2.84	(3.57)
Net asset value, end of period		15.79	13.31	12.05	10.73	7.89
Total Return (%)[2]		18.63	10.46	12.30	35.99	(31.15)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.23	2.35	2.16	2.56	5.48
Ratio of net expenses to average net assets		2.19	2.30	2.14	2.54	4.60
Ratio of net investment (loss) to average net assets		(.57)	(0.56)	(0.50)	(1.05)	(2.88)
Portfolio turnover rate[3]		114	120	130	138	211
Net assets, end of period ($ x 1,000)		25	30	54	61	47

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Portfolio turnover rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Your Investment



The classes of the fund offered by this prospectus are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

The fund's Class B shares are offered only in connection with dividend reinvestment and exchanges of Class B shares of certain other funds advised by Founders or Dreyfus, or certain eligible shares of Dreyfus Worldwide Dollar Money Market Fund, Inc.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees have the same purpose as the front-end sales charge: to compensate the fund's distributor for concessions and expenses it pays to dealers and financial institutions for selling or servicing shares. A CDSC is not charged on fund shares acquired through the reinvestment of fund dividends.

Deciding which class of shares to buy

This prospectus offers Class A, B, C, T and R shares of the fund. The different classes of fund shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A or Class T shares you generally pay an initial sales charge. Class A shares have no ongoing Rule 12b-1 fees and Class T shares have lower ongoing Rule 12b-1 fees than Class C shares. Each class, except Class R shares, is subject to a shareholder service fee. Class R shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your financial representative before determining which class to invest in.

Key concepts

The fund offers multiple classes of shares. This prospectus describes shares of Classes A, B, C, R and T. The fund's other class of shares, Class F, is offered by a separate prospectus and is generally available only to shareholders who have continuously maintained a Class F account with any Dreyfus Founders fund since December 30, 1999. All share classes of the fund invest in the same underlying portfolio of securities and have the same management team.   However, because of different charges, fees and expenses, the performance of the fund's share classes will vary.

	Class A	Class C	Class T	Class R
Initial sales charge	up to 5.75%	none	up to 4.50%	none
Ongoing distribution fee (Rule 12b-1 fee)	none	0.75%	0.25%	none
Ongoing shareholder service fee	0.25%	0.25%	0.25%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	1% on sale of shares held for one year or less	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	none
Conversion feature	no	no	no	no
Recommended purchase maximum	none	$1 million	$1 million	none

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class C shares may eventually exceed the cost of the up-front sales charge
- qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	5.75%	6.10%
$50,000 to $99,999	4.50%	4.70%
$100,000 to $249,999	3.50%	3.60%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Class T share considerations

When you invest in Class T shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

The initial sales charge on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

- plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class T may eventually exceed the initial sales charge differential
- invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has no ongoing Rule 12b-1 fees

Since some of your investment goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class C shares, and paying an up-front sales charge if you:

- qualify for a reduced or waived sales charge
- are unsure of your expected holding period

Class T sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.00%	2.00%
$500,000 to $999,999	1.50%	1.50%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Founders funds or Dreyfus Premier funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the fund's SAI.

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation.* You can count toward the amount of your investment your total account value in all share classes of Dreyfus Founders funds or certain Dreyfus Premier funds that are subject to a sales charge. For example, if you have $1 million invested in shares of Dreyfus Founders funds or certain Dreyfus Premier funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent.* You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in Dreyfus Founders funds or certain Dreyfus Premier funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in Dreyfus Founders funds or certain Dreyfus Premier funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Founders or any of its affiliates

- board members of Founders, the Dreyfus Founders funds and any funds managed by an affiliate of Founders

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

- Qualified investors who (i) purchase Class A shares directly through the fund's distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the distributor in a Founders-managed fund, including the fund, or a Dreyfus-managed fund since on or before February 28, 2006

- Investors with the cash proceeds from the investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options

- Members of qualified affinity groups who purchase Class A shares directly through the fund's distributor, provided that the qualified affinity group has entered into an affinity agreement with the distributor

Class A and Class T shares may be purchased at NAV without payment of a sales charge by the following individuals or entities:

- employees participating in certain qualified or non-qualified employee benefit plans

- shareholders in Dreyfus-sponsored IRA "Rollover Accounts" funded with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA Rollover Account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay higher ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Because Class A shares will always be a more favorable investment than Class C shares for investments of $1 million or more, the fund will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class C shares redeemed within one year of purchase are subject to a 1% CDSC.

Class R share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class R shares buys more shares than the same investment would in Class A or Class T shares. There is also no CDSC imposed on redemptions of Class R shares, and you do not pay any ongoing service or distribution fees.

Class R shares may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution

- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered into an agreement with the fund's distributor or a SEP-IRA

Class B share considerations

Class B shares sold within six years of purchase are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares also are subject to an annual Rule 12b-1 fee. Class B shares convert to Class A shares (which are not subject to a Rule 12b-1 fee) approximately six years after the date they were purchased.

CDSC waivers

The CDSC on Class A, B, C and T shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased
- redemptions made within one year of death or disability of the shareholder
- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70½
- redemptions of Class B or Class C shares made through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually
- redemptions from qualified and nonqualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of regular trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) every day the NYSE is open. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. NAV is not calculated, and you may not conduct fund transactions, on days the NYSE is closed (generally weekends and New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day). However, the fund may conduct portfolio transactions on those days, particularly in foreign markets. Those transactions, and changes in the value of the fund's foreign securities holdings on such days, may affect the value of fund shares on days when you are not able to purchase, exchange, or redeem shares. The NAV of your shares when you redeem them may be more or less than the price you originally paid, depending primarily upon the fund's investment performance.

Generally, when calculating the fund's NAV, debt securities with remaining maturities of 60 days or less at the time of purchase are valued using the amortized cost method. All other investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when trading in a security has been suspended or when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board or its valuation committee in good faith using such information as it deems appropriate under the circumstances.

Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indices of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. The fund may use fair value prices obtained from such a pricing service in lieu of the closing prices from foreign markets in valuing foreign equity securities on days when movements in the U.S. stock market are determined to have materially affected the value of those securities subsequent to the closing of the foreign markets. In addition to establishing the fair value of securities, another objective of this policy is to attempt to reduce the possibility that an investor may seek to take advantage of any disparity between the foreign securities' closing market prices and their fair value by engaging in "time zone arbitrage." See "Your Investment — Shareholder Guide — General policies."

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their NAVs. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the NAV of the fund.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the fund's distributor or its designee by the close of its business day (usually 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments

	Initial	Additional
Regular accounts	**$1,000**	**$100**
Traditional IRAs	**$750**	**no minimum**
Spousal IRAs	**$750**	**no minimum**
Roth IRAs	**$750**	**no minimum**
Education Savings Accounts	**$500**	**no minimum** *after the first year*

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Key concepts

Net asset value (NAV): the market value of one fund share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's shares are offered at NAV, but Class A and Class T shares are subject to a front-end sales charge and Class B and Class C shares are generally subject to higher annual operating expenses and a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Your order will be processed promptly, and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares, we will first sell shares that are not subject to a CDSC, and then sell those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. There are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or the SAI for details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

- written sell orders of $100,000 or more

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online orders as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions, and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, the fund's board has adopted a policy of discouraging excessive trading, short-term market timing, and other abusive trading practices ("frequent trading") that could adversely affect the fund or its operations. Founders, the fund, and the fund's distributor will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- redeem "in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- reject any purchase or exchange request, including those from any individual or group who, in our view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

We monitor selected transactions to identify frequent trading. When our surveillance systems identify multiple roundtrips, we evaluate trading activity in the account for evidence of frequent trading. We consider the investor's trading history in other accounts under common ownership or control, in other Dreyfus Founders, Dreyfus, and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while we seek to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, we seek to make these judgments to the best of our abilities in a manner that we believe is consistent with shareholder interests. If we conclude the account is likely to engage in frequent trading, we may reject the purchase or exchange, which may occur on the following business day. We may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, rejecting the trade. At our discretion, we may apply these restrictions across all accounts under common ownership, control, or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Our ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the fund's distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the fund's distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

The risks of frequent trading may be more significant for mutual funds that invest in securities that are more difficult to value or that are susceptible to price arbitrage, such as foreign securities. For example, a fund with significant investments in foreign securities that trade in markets that close some time before the time at which the fund calculates its net asset value potentially is subject to the risk of time zone arbitrage — a market timing strategy that seeks to take advantage of changes in the value of a fund's portfolio holdings during the period between the close of the markets in which the fund's portfolio securities primarily trade and the close of the NYSE. One of the objectives of the fair valuation procedures adopted by the fund's board is to protect the fund against time zone arbitrage, as well as other trading practices that may seek to take advantage of stale prices. See "Your Investment — Shareholder Guide — Buying shares."

Although the fund's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through automatic investment plans, Dreyfus Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by us generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 60 days, the fund may close your account and send you the proceeds to the address on record.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also may realize capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and capital gain distributions on an annual basis each December. From time to time, the fund may make distributions in addition to those described above. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares when a fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your redemption of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive upon redemption.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax adviser before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or it may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you may select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1–800–554–4611.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus Founders fund or Dreyfus Premier fund (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus Founders fund or Dreyfus Premier fund.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most funds.
	There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed, on an annual basis, 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Founders fund or Dreyfus Premier fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds, and Class B shares into Class B shares of General Money Market Fund, Inc. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange generally has the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your mutual fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and by following the instructions on your application, or by contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A, B or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund shareholder automatically receives regular account statements. You will also be sent an annual statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 In Writing

TO OPEN AN ACCOUNT

Complete the application.

Mail your application and a check to:
Dreyfus Founders Funds, Inc.
Worldwide Growth Fund
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
Dreyfus Founders Funds, Inc.
Worldwide Growth Fund
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

TO SELL SHARES

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• Worldwide Growth Fund
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide − Selling Shares").

Mail your request to:
Dreyfus Founders Funds, Inc.
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing

 By Telephone

TO OPEN AN ACCOUNT

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 046485
• EEC code 5650
• Worldwide Growth Fund
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 046485
• EEC code 5650
• Worldwide Growth Fund
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Electronic check Same as wire, but before your 14-digit account number insert "351" for Class A, "353" for Class C, "354" for Class R, or "355" for Class T.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

TO SELL SHARES

Wire Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **Dreyfus Founders Funds, Inc.**

Key concepts

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire transfers from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.	**Wire** Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.
		Dreyfus TeleTransfer Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
		Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

 Automatically

| **With an initial investment** Indicate on your application which automatic service(s) you want. Return your application with your investment. | **All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. | **Dreyfus Automatic Withdrawal Plan** Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like. |
| | | Be sure to maintain an account balance of $5,000 or more. |

INSTRUCTIONS FOR **IRAS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 **In Writing**

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.	Write a letter of instruction that includes: • your name and signature • your account number • Worldwide Growth Fund • the share class • the dollar amount you want to sell • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld
Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 55552 Boston, MA 02205-8568 Attn: Institutional Processing	Mail the slip and the check to: The Dreyfus Trust Company, Custodian P.O. Box 55552 Boston, MA 02205-8568 Attn: Institutional Processing	Obtain a signature guarantee or other documentation, if required (see ''Shareholder Guide – Selling Shares'').
		Mail your request to: The Dreyfus Trust Company P.O. Box 55552 Boston, MA 02205-8568 Attn: Institutional Processing

 **By Telephone**

_____	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 046485 • EEC code 5650 • Worldwide Growth Fund • the share class • your account number • name(s) of investor(s) • the contribution year • dealer number if applicable	_____
	Electronic check Same as wire, but before your 14-digit account number insert ''351'' for Class A, ''353'' for Class C, ''354'' for Class R, or ''355'' for Class T.	

 **Automatically**

_____	**All services** Call us or your financial representative to request a form to add any automatic investing service (see ''Services for Fund Investors''). Complete and return the form along with any other required materials. All contributions will count as current year contributions.	**Systematic Withdrawal Plan** Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

For More Information

Dreyfus Founders Worldwide Growth Fund
A series of Dreyfus Founders Funds, Inc.
SEC file number: 811-01018

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings, and contains a letter from the fund's portfolio managers discussing market conditions, economic trends and fund strategies that significantly affected the fund's performance during the period covered by the report. The fund's most recent annual and semi-annual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference and legally considered a part of this prospectus.

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com,** under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. This information will be posted on the last day of the month following the month for which such information is applicable, unless the month for which such information is applicable is the last month of a calendar quarter, in which case the information will be posted fifteen days following the end of the quarter. This information will remain accessible at least until the date on which the fund files a Form N-Q or Form N-CSR with the SEC for the period that includes the date as of which the website information is current. A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the SAI.

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

Dreyfus Founders Funds are managed by Founders Asset Management LLC.

Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.



0351P0507

DREYFUS FOUNDERS FUNDS, INC.
CLASS A, CLASS B, CLASS C, CLASS F, CLASS R AND CLASS T SHARES

STATEMENT OF ADDITIONAL INFORMATION

May 1, 2007

This Statement of Additional Information ("SAI") relates to the eight investment portfolios (the "Funds") of Dreyfus Founders Funds, Inc. (the "Company"):

Dreyfus Founders Balanced Fund
Dreyfus Founders Discovery Fund
Dreyfus Founders Equity Growth Fund
Dreyfus Founders Growth Fund
Dreyfus Founders International Equity Fund
Dreyfus Founders Mid-Cap Growth Fund
Dreyfus Founders Passport Fund
Dreyfus Founders Worldwide Growth Fund

This SAI, which is not a prospectus, supplements and should be read in conjunction with the Company's current Prospectuses, each dated May 1, 2007, as they may be revised from time to time. To obtain a copy of the Company's Prospectuses for its Class A, Class B, Class C, Class R and Class T shares of any one or more of the Funds, please write to the Company at 30 Dan Road, Canton, Massachusetts 02021-2809, visit www.dreyfus.com, or call one of the following numbers:

Call Toll Free 1-800-554-4611
In New York City -- Call 718-895-1206
Outside the U.S. -- Call 516-794-5452

To obtain a copy of the Company's Prospectus for its Class F shares of any one or more of the Funds, please write to the Company at 30 Dan Road, Canton, Massachusetts 02021-2809, visit www.founders.com, or call 1-800-525-2440.

Financial Statements

The Funds' audited financial statements and accompanying notes for the fiscal year ended December 31, 2006, and the reports of PricewaterhouseCoopers LLP, the Funds' independent registered public accounting firm during that period, with respect to such financial statements, appear in the Funds' 2006 annual reports and are incorporated by reference in this SAI. The Funds' annual reports contain additional performance information and are available without charge by calling any of the telephone numbers shown above.

TABLE OF CONTENTS

DREYFUS FOUNDERS FUNDS, INC.

The Company is registered with the Securities and Exchange Commission ("SEC") as an open-end management investment company, known as a mutual fund. The Company was incorporated on June 19, 1987 under the laws of the State of Maryland.

All of the Company's series Funds are diversified portfolios. This means that, with respect to at least 75% of a Fund's total assets, the Fund will not invest more than 5% of its total assets in the securities of any single issuer nor hold more than 10% of the outstanding voting securities of any single issuer (other than, in each case, securities of other investment companies, and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities). A Fund may not change its status from a diversified portfolio to a non-diversified portfolio without approval by the holders of a majority, as defined in the Investment Company Act of 1940 (the "1940 Act"), of such Fund's outstanding voting shares.

On February 22, 2002, Dreyfus Founders Focus Fund was merged into Dreyfus Founders Growth Fund. On December 22, 2004, Dreyfus Founders Growth and Income Fund changed its name to Dreyfus Founders Equity Growth Fund.

Founders Asset Management LLC ("Founders") serves as each Fund's investment adviser.

Dreyfus Service Corporation (the "Distributor") is the distributor of each Fund's shares.

INVESTMENT OBJECTIVES AND RESTRICTIONS

The investment objective of each Fund is fundamental and may not be changed, as to a Fund, without approval by the holders of a majority, as defined in the 1940 Act, of such Fund's outstanding voting shares. The investment objective of each Fund is set forth below:

Fund	Investment Objective
Balanced	Current income and capital appreciation
Discovery	Capital appreciation
Equity Growth	Long-term growth of capital and income

Fund	Investment Objective
Growth	Long-term growth of capital
International Equity	Long-term growth of capital
Mid-Cap Growth	Capital appreciation
Passport	Capital appreciation
Worldwide Growth	Long-term growth of capital

In addition, each Fund has adopted investment restrictions numbered 1 through 7 below as fundamental policies. These restrictions cannot be changed, as to a Fund, without approval by the holders of a majority, as defined in the 1940 Act, of such Fund's outstanding voting shares. Investment restrictions numbered 8 through 11 below are non-fundamental policies and may be changed, as to a Fund, by vote of a majority of the members of the Company's Board of Directors (the "Board") at any time. If a percentage restriction is adhered to at the time of investment, a later increase or decrease in percentage beyond the specified limits that results from a change in values or net assets will not be considered a violation; provided, however, that if the level of a Fund's borrowings increases above the percentage restriction stated in investment restriction 4, below, the Fund is required to reduce the level of its borrowings to a level that is at or below the percentage restriction as provided in the 1940 Act.

Fundamental Investment Restrictions

No Fund may:

1.	Invest 25% or more of the value of its total assets in the securities of issuers having their principal business activities in the same industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

2.	Invest in physical commodities, except that a Fund may purchase and sell foreign currency, options, forward contracts, futures contracts (including those relating to indices), options on futures contracts or indices, and other financial instruments, and may invest in securities of issuers which invest in physical commodities or such instruments.

3.	Invest in real estate, real estate mortgage loans or other illiquid interests in real estate, including limited partnership interests therein, except that a Fund may invest in securities of issuers which invest in real estate, real estate mortgage loans, or other illiquid interests in real estate. A Fund may also invest in readily marketable interests in real estate investment trusts.

4.	Borrow money, except to the extent permitted under the 1940 Act, which currently limits borrowing to no more than 33 1/3% of the value of the Fund's total assets. For purposes of this investment restriction, investments in options, forward contracts, futures contracts (including those relating to indices), options on futures contracts or indices, and other financial instruments or transactions for which assets are required to be segregated including, without limitation, reverse repurchase agreements, shall not constitute borrowing.

5   Lend any security or make any loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to the purchase of debt securities or to repurchase agreements.

6.   Act as an underwriter of securities of other issuers, except to the extent a Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in connection with disposing of portfolio securities.

7.   Issue any senior security, except as permitted under the 1940 Act and except to the extent that the activities permitted by the Fund's other investment restrictions may be deemed to give rise to a senior security.

Non-Fundamental Investment Restrictions

No Fund may:

8.   Purchase securities on margin, except to obtain such short-term credits as may be necessary for the clearance of transactions, and except that a Fund may make margin deposits in connection with transactions in forward contracts, futures contracts (including those relating to indices), options on futures contracts or indices, and other financial instruments, and to the extent necessary to effect transactions in foreign jurisdictions.

9.   Pledge, mortgage or hypothecate its assets, except to the extent necessary to secure permitted borrowings and to the extent related to the purchase of securities on a when-issued or forward commitment basis and the deposit of assets in escrow in connection with writing covered put and call options and collateral and initial or variation margin arrangements with respect to options, forward contracts, futures contracts (including those relating to indices) and options on futures contracts or indices.

10.   Enter into repurchase agreements providing for settlement in more than seven days or purchase securities which are not readily marketable if, in the aggregate, more than 15% of the value of its net assets would be so invested.

11.   Sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short; provided, however, that this restriction shall not prevent a Fund from entering into short positions in foreign currency, futures contracts, options, forward contracts, and other financial instruments.

In applying the limitations on investments in any one industry set forth in restriction 1, above, the Funds use industry classifications based, where applicable, on information published by Standard & Poor's, FactSet, and Bloomberg L.P., and/or the prospectus of the issuing company. Selection of an appropriate industry classification resource will be made by Founders in the exercise of its reasonable discretion.

Except for the Funds' fundamental investment objectives and the fundamental restrictions numbered 1 through 7 above, the strategies and policies used by the Funds in pursuing their objectives may be changed by the Board without shareholder approval. However, the policies of the Equity Growth, International Equity and Mid-Cap Growth Funds to normally invest at least 80% of their net assets in stocks that are included in a widely recognized index of stock market performance, foreign equity securities, and equity securities of companies within the market capitalization range of companies comprising the Russell Midcap Growth Index, respectively, may not be changed unless at least 60 days' prior written notice of the change is given to the respective Fund's shareholders.

The Company and Founders have received an exemptive order from the SEC, which, among other things, permits the Funds to use cash collateral received in connection with lending the Funds' securities and other un-invested cash to purchase shares of one or more registered money market funds advised by The Dreyfus Corporation ("Dreyfus"), in excess of limitations imposed by the 1940 Act.

INVESTMENT STRATEGIES AND RISKS

The Prospectuses discuss the principal investment strategies and risks of the Funds. This section of the SAI explains certain of these strategies and their associated risks in more detail. This section also explains other strategies used in managing the Funds that may not be considered "principal investment strategies" and discusses the risks associated with these strategies.

Temporary Defensive Investments

In times of unstable or adverse market or economic conditions, up to 100% of the assets of the Funds can be invested in temporary defensive instruments in an effort to enhance liquidity or preserve capital. Temporary defensive investments generally would include cash, cash equivalents such as commercial paper, money market instruments, short-term debt securities, U.S. government securities, or repurchase agreements. The Funds could also hold these types of securities pending the investment of proceeds from the sale of Fund shares or portfolio securities, or to meet anticipated redemptions of Fund shares. To the extent a Fund invests defensively in these securities, it might not achieve its investment objective.

4

Portfolio Turnover

During the fiscal years ended 2006 and 2005, respectively, the portfolio turnover rates for each of the Funds were as follows: Balanced Fund – 197% and 181%; Discovery Fund – 202% and 160%; Equity Growth Fund – 110% and 126%; Growth Fund – 103% and 120%; International Equity Fund – 79% and 54%; Mid-Cap Growth Fund – 104% and 211%; Passport Fund – 73% and 729%; and Worldwide Growth Fund – 114% and 120%. The increased portfolio turnover rate of the Discovery Fund was primarily due to a repositioning of the Fund's portfolio by the new management team, which began managing the Fund in August 2006. The Mid-Cap Growth Fund had a higher portfolio turnover rate in 2005 due to two factors. First, the number of portfolio holdings was decreased in that year by approximately 50%, as the Fund's portfolio concentration was increased. Second, the decline in assets for the Fund during the year also decreased the level of assets used in calculating turnover. The decreased portfolio turnover rate of the Passport Fund was primarily due to the management style of the Fund's current portfolio managers, who began managing the Fund in November 2005, which involves less short-term trading than was engaged in by the Fund's prior portfolio manager.

A 100% portfolio turnover rate would occur if all of the securities in the portfolio were replaced during the period. Portfolio turnover rates for certain of the Funds are higher than those of other mutual funds. Although each Fund purchases and holds securities with the goal of meeting its investment objectives, portfolio changes are made whenever Founders believes they are advisable, usually without reference to the length of time that a security has been held. The Funds may, therefore, engage in a significant number of short-term transactions. Portfolio turnover rates may also increase as a result of the need for a Fund to effect significant amounts of purchases or redemptions of portfolio securities due to economic, market, or other factors that are not within Founders' control.

Higher portfolio turnover rates increase the brokerage costs a Fund pays and may adversely affect its performance. If a Fund realizes capital gains when it sells portfolio investments, it generally must pay those gains out to shareholders, increasing their taxable distributions. This may adversely affect the after-tax performance of the Funds for shareholders with taxable accounts.

Derivative Instruments

All of the Funds may enter into futures contracts (including those related to indexes) and forward contracts, may purchase and/or write (sell) options on securities, securities indexes, futures contracts and foreign currencies, and may purchase equity-linked notes ("ELNs"). Balanced Fund may also invest in mortgage-related securities. See "Investment Strategies and Risks – Mortgage-Related Securities" below. Each of these instruments is sometimes referred to as a "derivative," since its value is derived from an underlying security, index or other financial instrument.

Options on Securities Indexes and Securities. An option gives its purchaser the right to buy or sell an instrument at a specified price within a limited period of time. For the right to buy or sell the underlying instrument (e.g., individual securities or securities indexes), the buyer pays a premium to the seller (the "writer" of the option). Options generally have standardized terms, including the exercise price and expiration time. The current market value of a traded option is the last sales price or, in the absence of a sale, the last offering price. The market value of an option will usually reflect, among other factors, the market price of the underlying security or index. When the market value of an option appreciates, the purchaser may realize a gain by exercising the option, or by selling the option on an exchange (provided that a liquid secondary market is available). If the underlying security or index does not reach a price level that would make exercise profitable, the option generally will expire without being exercised and the writer will realize a gain in the amount of the premium. If a call option on a security is exercised, the proceeds of the sale of the underlying security by the writer are increased by the amount of the premium and the writer realizes a gain or loss from the sale of the security.

So long as a secondary market remains available on an exchange, the writer of an option traded on that exchange ordinarily may terminate his obligation prior to the assignment of an exercise notice by entering into a closing purchase transaction. The cost of a closing purchase transaction, plus transaction costs, may be greater than the premium received upon writing the original option, in which event the writer will incur a loss on the transaction. However, because an increase in the market price of a call option on a security generally reflects an increase in the market price of the underlying security, any loss resulting from a closing purchase transaction is likely to be offset in whole or in part by appreciation of the underlying security that the writer continues to own.

All of the Funds may write (sell) call options on their portfolio securities for income and may write put options. The extent of a Fund's option writing activities will vary from time to time depending upon Founders' evaluation of market, economic and monetary conditions. The Funds may also buy call and put options.

When a Fund purchases a security with respect to which it intends to write a call option, it is likely that the option will be written concurrently with or shortly after purchase. A Fund will write a call option on a particular security only if Founders believes that a liquid secondary market will exist on an exchange for options of the same series, which will permit the Fund to enter into a closing purchase transaction and close out its position. If the Fund desires to sell a particular security on which it has written a call option, it will effect a closing purchase transaction prior to or concurrently with the sale of the security.

A Fund may enter into closing purchase transactions to reduce the percentage of its assets against which options are written, to realize a profit on a previously written option, or to enable it to write another option on the underlying security with either a different exercise price or expiration time or both.

The exercise prices of options may be below, equal to or above the current market values of the underlying securities at the times the options are written. From time to time for tax and other reasons, the Fund may purchase an underlying security for delivery in accordance with an exercise notice assigned to it with respect to a call option it has written, rather than delivering such security from its portfolio.

All of the Funds may purchase and write options on securities indexes. A securities index measures the movement of a certain group of securities by assigning relative values to the stocks included in the index. Options on securities indexes are similar to options on securities. However, because options on securities indexes do not involve the delivery of an underlying security, the option represents the holder's right to obtain from the writer in cash a fixed multiple (the "Multiple") of the amount by which the exercise price exceeds (in the case of a put) or is less than (in the case of a call) the closing value of the underlying index on the exercise date. A Fund may purchase put options on stock indexes to protect its portfolio against declines in value. A Fund may purchase call options, or write put options, on stock indexes to establish a position in equities as a temporary substitute for purchasing individual stocks that then may be acquired over the option period in a manner designed to minimize adverse price movements. Purchasing put and call options on securities indexes also permits greater time for evaluation of investment alternatives. When Founders believes that the trend of stock prices may be downward, particularly for a short period of time, the purchase of put options on securities indexes may eliminate the need to sell less liquid securities and possibly repurchase them later. The purpose of these transactions is not to generate gain, but to "hedge" against possible loss. Therefore, successful hedging activity will not produce a net gain to a Fund. Any gain in the price of a call option a Fund has bought is likely to be offset by higher prices the Fund must pay in rising markets, as cash reserves are invested. In declining markets, any increase in the price of a put option a Fund has bought is likely to be offset by lower prices of stocks owned by the Fund.

When a Fund purchases a call on a securities index, the Fund pays a premium and has the right during the call period to require the seller of such a call, upon exercise of the call, to deliver to the Fund an amount of cash if the closing level of the securities index upon which the call is based is above the exercise price of the call. This amount of cash is equal to the difference between the closing price of the index and the lesser exercise price of the call, in each case multiplied by the Multiple. When a Fund purchases a put on a securities index, the Fund pays a premium and has the right during the put period to require the seller of such a put, upon exercise of the put, to deliver to the Fund an amount of cash if the closing level of the securities index upon which the put is based is below the exercise price of the put. This amount of cash is equal to the difference between the exercise price of the put and the lesser closing level of the securities index, in each case multiplied by the Multiple. Buying securities index options permits a Fund, if cash is deliverable to it during the option period, either to sell the option or to require delivery of the cash. If such cash is not so deliverable, and as a result the option is not exercised or sold, the option becomes worthless at its expiration date.

Transactions in options are subject to limitations, established by each of the exchanges upon which options are traded, governing the maximum number of options that may be written or held by a single investor or group of investors acting in concert, regardless of whether the options are held in one or more accounts. Thus, the number of options a Fund may hold may be affected by options held by other advisory clients of Founders.

The value of a securities index option depends upon movements in the level of the securities index rather than the price of particular securities. Whether a Fund will realize a gain or a loss from its option activities depends upon movements in the level of securities prices generally or in an industry or market segment, rather than movements in the price of a particular security. Purchasing or writing call and put options on securities indexes involves the risk that Founders may be incorrect in its expectations as to the extent of the various securities market movements or the time within which the options are based. To compensate for this imperfect correlation, a Fund may enter into options transactions in a greater dollar amount than the securities being hedged if the historical volatility of the prices of the securities being hedged is different from the historical volatility of the securities index.

One risk of holding a put or a call option is that if the option is not sold or exercised prior to its expiration, it becomes worthless. However, this risk is limited to the premium paid by the Fund. Other risks of purchasing options include the possibility that a liquid secondary market may not exist at a time when the Fund may wish to close out an option position. It is also possible that trading in options on securities indexes might be halted at a time when the securities markets generally remain open. In cases where the market value of an issue supporting a covered call option exceeds the strike price plus the premium on the call, the portfolio will lose the right to appreciation of the stock for the duration of the option.

Over-The-Counter ("OTC") Options. Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size, and strike price, the terms of OTC options (options not traded on exchanges) generally are established through negotiation with the other party to the option contract. While this type of arrangement allows a Fund greater flexibility to tailor the option to its needs, OTC options generally involve greater risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges where they are traded. OTC options are guaranteed by the issuer of the option.

Generally, OTC foreign currency options used by a Fund are European-style options. This means that the option is only exercisable immediately prior to its expiration. This is in contrast to American-style options, which are exercisable at any time prior to the expiration date of the option.

Futures Contracts. All of the Funds may purchase and sell futures contracts. The Company has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodity Exchange Act (the "CEA"), and therefore is not subject to registration as a pool operator under the CEA.

U.S. futures contracts are traded on exchanges that have been designated "contract markets" by the Commodity Futures Trading Commission ("CFTC") and must be executed through a futures commission merchant (an "FCM") or brokerage firm that is a member of the relevant contract market. Although futures contracts by their terms call for the delivery or acquisition of the underlying commodities or a cash payment based on the value of the underlying commodities, in most cases the contractual obligation is offset before the delivery date of the contract by buying, in the case of a contractual obligation to sell, or selling, in the case of a contractual obligation to buy, an identical futures contract on a commodities exchange. Such a transaction cancels the obligation to make or take delivery of the commodities.

The acquisition or sale of a futures contract could occur, for example, if a Fund held or considered purchasing equity securities and sought to protect itself from fluctuations in prices without buying or selling those securities. For example, if prices were expected to decrease, a Fund could sell equity index futures contracts, thereby hoping to offset a potential decline in the value of equity securities in the portfolio by a corresponding increase in the value of the futures contract position held by the Fund and thereby prevent the Fund's net asset value from declining as much as it otherwise would have. A Fund also could protect against potential price declines by selling portfolio securities and investing in money market instruments. However, since the futures market is more liquid than the cash market, the use of futures contracts would allow the Fund to maintain a defensive position without having to sell portfolio securities.

Similarly, when prices of equity securities are expected to increase, futures contracts could be bought to attempt to hedge against the possibility of having to buy equity securities at higher prices. This technique is sometimes known as an anticipatory hedge. If the fluctuations in the value of the equity index futures contracts used is similar to those of equity securities, a Fund could take advantage of the potential rise in the value of equity securities without buying them until the market had stabilized. At that time, the futures contracts could be liquidated and the Fund could buy equity securities in the market.

The Funds also may purchase and sell interest rate and foreign currency futures contracts.

The purchase and sale of futures contracts entail risks. Although Founders believes that use of such contracts could benefit the Funds, if Founders' investment judgment were incorrect, a Fund's overall performance could be worse than if the Fund had not entered into futures contracts. For example, if a Fund hedged against the effects of a possible decrease in prices of securities held in the Fund's portfolio and prices increased instead, the Fund would lose part or all of the benefit of the increased value of these securities because of offsetting losses in the Fund's futures positions. In addition, if the Fund had insufficient cash, it might have to sell securities from its portfolio to meet margin requirements.

The ordinary spreads between prices in the cash and futures markets, due to differences in the nature of those markets, are subject to distortions. First, the ability of investors to close out futures contracts through offsetting transactions could distort the normal price relationship between the cash and futures markets. Second, to the extent participants decide to make or take delivery, liquidity in the futures markets could be reduced and prices in the futures markets distorted. Third, from the point of view of speculators, the margin deposit requirements in the futures markets are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures markets may cause temporary price distortions. Due to the possibility of the foregoing distortions, a correct forecast of general price trends still may not result in a successful use of futures.

The prices of futures contracts depend primarily on the value of their underlying instruments. Because there are a limited number of types of futures contracts, it is possible that the standardized futures contracts available to the Funds would not match exactly a Fund's current or potential investments. A Fund might buy or sell futures contracts based on underlying instruments with different characteristics from the securities in which it would typically invest -- for example, by hedging investments in portfolio securities with a futures contract based on a broad index of securities -- which involves a risk that the futures position might not correlate precisely with the performance of the Fund's investments.

Futures prices can also diverge from the prices of their underlying instruments, even if the underlying instruments closely correlate with a Fund's investments. Futures prices are affected by such factors as current and anticipated short-term interest rates, changes in volatility of the underlying instruments, and the time remaining until expiration of the contract. Those factors may affect securities prices differently from futures prices. Imperfect correlations between a Fund's investments and its futures positions could also result from differing levels of demand in the futures markets and the securities markets, from structural differences in how futures and securities are traded, and from imposition of daily price fluctuation limits for futures contracts. A Fund could buy or sell futures contracts with a greater or lesser value than the securities it wished to hedge or was considering purchasing in order to attempt to compensate for differences in historical volatility between the futures contract and the securities, although this might not be successful in all cases. If price changes in a Fund's futures positions were poorly correlated with its other investments, its futures positions could fail to produce desired gains or result in losses that would not be offset by the gains in the Fund's other investments.

Unlike the situation in which a Fund purchases or sells a security, no price is paid or received by a Fund upon the purchase or sale of a futures contract or when a Fund writes an option on a futures contract. Instead, a purchaser of a futures contract is required to deposit an amount of cash or qualifying securities with the FCM. This is called "initial margin." Such initial margin is in the nature of a performance bond or good faith deposit on the contract. However, since losses on open contracts are required to be reflected in cash in the form of variation margin payments, a Fund may be required to make additional payments during the term of a contract to its broker. Such payments would be required, for example, when, during the term of an interest rate futures contract purchased or a put option on an interest rate futures contract sold by a Fund, there was a general increase in interest rates, thereby making the Fund's position less valuable. At any time prior to the expiration of a futures contract or written option on a futures contract, the Fund may elect to close its position by taking an opposite position that will operate to terminate the Fund's position in the futures contract or option.

Because futures contracts are generally settled within a day from the date they are closed out, compared with a settlement period of three business days for most types of securities, the futures markets can provide superior liquidity to the securities markets. Nevertheless, there is no assurance a liquid secondary market will exist for any particular futures contract at any particular time. In addition, futures exchanges may establish daily price fluctuation limits for futures contracts and options on futures contracts and may halt trading if a contract's price moves upward or downward more than the limit in a given day. On volatile trading days when the price fluctuation limit is reached, it would be impossible for a Fund to enter into new positions or close out existing positions. If the secondary market for a futures contract or an option on a futures contract were not liquid because of price fluctuation limits or otherwise, a Fund would not promptly be able to liquidate unfavorable futures or options positions and potentially could be required to continue to hold a futures or options position until the delivery date, regardless of changes in its value. As a result, a Fund's access to other assets held to cover its futures or options positions also could be impaired.

Options on Futures Contracts. All of the Funds may purchase and write put and call options on futures contracts. An option on a futures contract provides the holder with the right to enter into a "long" position in the underlying futures contract, in the case of a call option, or a "short" position in the underlying futures contract, in the case of a put option, at a fixed exercise price on or before a stated expiration date. Upon exercise of the option by the holder, a contract market clearinghouse establishes a corresponding short position for the writer of the option, in the case of a call option, or a corresponding long position, in the case of a put option. If an option is exercised, the parties will be subject to all the risks associated with the trading of futures contracts, such as payment of variation margin deposits.

A position in an option on a futures contract may be terminated by the purchaser or seller prior to expiration by effecting a closing sale or purchase transaction, subject to the availability of a liquid secondary market, which is the sale or purchase of an option of the same series (i.e., the same exercise price and expiration date) as the option previously purchased or sold. The difference between the premiums paid and received represents the trader's profit or loss on the transaction.

An option, whether based on a futures contract, a stock index or a security, becomes worthless to the holder when it expires. Upon exercise of an option, the exchange or contract market clearinghouse assigns exercise notices on a random basis to those of its members that have written options of the same series and with the same expiration date. A brokerage firm receiving such notices then assigns them on a random basis to those of its customers that have written options of the same series and expiration date. A writer therefore has no control over whether an option will be exercised against it, nor over the time of such exercise.

The purchase of a call option on a futures contract is similar in some respects to the purchase of a call option on an individual security. See "Options on Securities Indexes and Securities" above. Depending on the pricing of the option compared to either the price of the futures contract upon which it is based or the price of the underlying instrument, ownership of the option may or may not be less risky than ownership of the futures contract or the underlying instrument. As with the purchase of futures contracts, when a Fund is not fully invested it could buy a call option (or write a put option) on a futures contract to hedge against a market advance.

The purchase of a put option on a futures contract is similar in some respects to the purchase of protective put options on portfolio securities. For example, a Fund would be able to buy a put option (or write a call option) on a futures contract to hedge the Fund's portfolio against the risk of falling prices.

The amount of risk a Fund would assume, if it bought an option on a futures contract, would be the premium paid for the option plus related transaction costs. In addition to the correlation risks discussed above, the purchase of an option also entails the risk that changes in the value of the underlying futures contract will not fully be reflected in the value of the options bought.

Options on Foreign Currencies. All of the Funds may buy and sell options on foreign currencies for hedging purposes in a manner similar to that in which futures on foreign currencies would be utilized. For example, a decline in the U.S. dollar value of a foreign currency in which portfolio securities are denominated would reduce the U.S. dollar value of such securities, even if their value in the foreign currency remained constant. In order to protect against such diminutions in the value of portfolio securities, a Fund could buy put options (or write call options) on the foreign currency. If the value of the currency declines, the Fund would have the right to sell such currency for a fixed amount in U.S. dollars and would thereby offset, in whole or in part, the adverse effect on its portfolio that otherwise would have resulted. Conversely, when a rise is projected in the U.S. dollar value of a currency in which securities to be acquired are denominated, thereby increasing the cost of such securities, the Fund could buy call options (or write put options) thereon. The purchase of such options could offset, at least partially, the effects of the adverse movements in exchange rates.

Options on foreign currencies traded on national securities exchanges are within the jurisdiction of the SEC, as are other securities traded on such exchanges. As a result, many of the protections provided to traders on organized exchanges will be available with respect to such transactions. In particular, all foreign currency option positions entered into on a national securities exchange are cleared and guaranteed by the Options Clearing Corporation ("OCC"), thereby reducing the risk of counterparty default.

The purchase and sale of exchange-traded foreign currency options, however, is subject to the risks of the availability of a liquid secondary market described above, as well as the risks regarding adverse market movements, margining of options written, the nature of the foreign currency market, possible intervention by governmental authorities, and the effects of other political and economic events. In addition, exchange-traded options on foreign currencies involve certain risks not presented by the over-the-counter market. For example, exercise and settlement of such options must be made exclusively through the OCC, which has established banking relationships in applicable foreign countries for this purpose. As a result, the OCC may, if it determines that foreign governmental restrictions or taxes would prevent the orderly settlement of foreign currency option exercises, or would result in undue burdens on the OCC or its clearing member, impose special procedures on exercise and settlement, such as technical changes in the mechanics of delivery of currency, the fixing of dollar settlement prices, or prohibitions on exercise.

Risk Factors of Investing in Futures and Options. The successful use of the investment practices described above with respect to futures contracts, options on futures contracts, and options on securities indexes, securities, and foreign currencies draws upon skills and experience that are different from those needed to select the other instruments in which the Funds invest. All such practices entail risks and can be highly volatile. Should interest or exchange rates or the prices of securities or financial indexes move in an unexpected manner, the Funds may not achieve the desired benefits of futures and options or may realize losses and thus be in a worse position than if such strategies had not been used. Unlike many exchange-traded futures contracts and options on futures contracts, there are no daily price fluctuation limits with respect to options on currencies and negotiated or over-the-counter instruments, and adverse market movements could therefore continue to an unlimited extent over a period of time. In addition, the correlation between movements in the price of the securities and currencies hedged or used for cover will not be perfect and could produce unanticipated losses.

A Fund's ability to dispose of its positions in the foregoing instruments will depend on the availability of liquid markets in the instruments. Particular risks exist with respect to the use of each of the foregoing instruments and could result in such adverse consequences to a Fund as the possible loss of the entire premium paid for an option bought by a Fund, the inability of a Fund, as the writer of a covered call option, to benefit from the appreciation of the underlying securities above the exercise price of the option, and the possible need to defer closing out positions in certain instruments to avoid adverse tax consequences. As a result, no assurance can be given that the Funds will be able to use those instruments effectively for the purposes set forth above.

In addition, options on U.S. Government securities, futures contracts, options on futures contracts, and options on foreign currencies may be traded on foreign exchanges and over-the-counter in foreign countries. Such transactions are subject to the risk of governmental actions affecting trading in or the prices of foreign currencies or securities. The value of such positions also could be affected adversely by (i) other complex foreign political and economic factors, (ii) lesser availability than in the United States of data on which to make trading decisions, (iii) delays in a Fund's ability to act upon economic events occurring in foreign markets during non-business hours in the United States, (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States, and (v) low trading volume.

Forward Contracts For Purchase or Sale of Foreign Currencies. The Funds generally conduct their foreign currency exchange transactions on a spot (i.e., cash) basis at the spot rate prevailing in the foreign exchange currency market. When a Fund purchases or sells a security denominated in a foreign currency, it may enter into a forward foreign currency contract ("forward contract") for the purchase or sale, for a fixed amount of dollars, of the amount of foreign currency involved in the underlying security transaction. A forward contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. In this manner, a Fund may obtain protection against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and the foreign currency during the period between the date the security is purchased or sold and the date upon which payment is made or received. Although such contracts tend to minimize the risk of loss due to the decline in the value of the hedged currency, at the same time they tend to limit any potential gain that might result should the value of such currency increase.

Forward contracts are traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. Generally, a forward contract has no deposit requirement, and no commissions are charged at any stage for trades. Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the difference between the prices at which they buy and sell various currencies. When Founders believes that the currency of a particular foreign country may suffer a substantial decline against the U.S. dollar (or sometimes against another currency), a Fund may enter into forward contracts to sell, for a fixed-dollar or other currency amount, foreign currency approximating the value of some or all of a Fund's portfolio securities denominated in that currency. In addition, a Fund may engage in "proxy hedging" (i.e., entering into forward contracts to sell a different foreign currency than the one in which the underlying investments are denominated), with the expectation that the value of the hedged currency will correlate with the value of the underlying currency. The precise matching of the forward contract amounts and the value of the securities involved will not generally be possible. The future value of such securities in foreign currencies changes as a consequence of market movements in the value of those securities between the date on which the contract is entered into and the date it expires. Under normal circumstances, consideration of the possibility of changes in currency exchange rates will be incorporated into the Funds' long-term investment strategies.

At the consummation of a forward contract calling for delivery by a Fund of a foreign currency which has been used as a position hedge, the Fund may either make delivery of the foreign currency or terminate its contractual obligation to deliver the foreign currency by purchasing an offsetting contract obligating it to purchase, at the same maturity date, the same amount of the foreign currency. If the Fund chooses to make delivery of the foreign currency, it may be required to obtain such currency through the sale of portfolio securities denominated in such currency or through conversion of other Fund assets into such currency. It is impossible to forecast the market value of portfolio securities at the expiration of the forward contract. Accordingly, it may be necessary for the Fund to purchase additional foreign currency on the spot market (and bear the expense of such purchase) if the market value of the security is less than the amount of foreign currency the Fund is obligated to deliver, and if a decision is made to sell the security and make delivery of the foreign currency. Conversely, it may be necessary to sell on the spot market some of the foreign currency received on the sale of the portfolio security if its market value exceeds the amount of foreign currency the Fund is obligated to deliver.

If a Fund retains the portfolio security and engages in an offsetting transaction, it will incur a gain or loss to the extent that there has been movement in spot or forward contract prices. If any one of the Funds engages in an offsetting transaction, it may subsequently enter into a new forward contract to sell the foreign currency. Should forward prices decline during the period between the Fund's entering into a forward contract for the sale of a foreign currency and the date it enters into an offsetting contract for the purchase of the foreign currency, the Fund will realize a gain to the extent the price of the currency it has agreed to sell exceeds the price of the currency it has agreed to purchase. Should forward prices increase, the Fund will suffer a loss to the extent the price of the currency it has agreed to purchase exceeds the price of the currency it has agreed to sell.

While forward contracts may be traded to reduce certain risks, trading in forward contracts itself entails certain other risks. Thus, while the Funds may benefit from the use of such contracts, if Founders is incorrect in its forecast of currency prices, a poorer overall performance may result than if a Fund had not entered into any forward contracts. Some forward contracts may not have a broad and liquid market, in which case the contracts may not be able to be closed at a favorable price. Moreover, in the event of an imperfect correlation between the forward contract and the portfolio position that it is intended to protect, the desired protection may not be obtained.

The Funds are not required to enter into forward contracts with regard to their foreign currency-denominated securities, and will not do so unless deemed appropriate by Founders. It also should be realized that this method of protecting the value of the Funds' portfolio securities against a decline in the value of a currency does not eliminate fluctuations in the underlying prices of the securities. It simply establishes a rate of exchange that can be achieved at some future point in time. Additionally, although such contracts tend to minimize the risk of loss due to the decline in the value of the hedged currency, at the same time they tend to limit any potential gain that might result should the value of such currency increase.

Cover. Transactions using options, futures contracts and forward contracts ("Financial Instruments"), other than purchased options, expose a Fund to an obligation to another party. Pursuant to regulations and/or published positions of the SEC, each Fund may be required to segregate permissible liquid assets, or engage in other measures approved by the SEC or its staff, to "cover" the Fund's obligations relating to such transactions. For example, in the case of futures contracts or forward contracts that are not contractually required to cash settle, a Fund must set aside liquid assets equal to such contracts' full notional value (generally the total numerical value of the asset underlying a future or forward contract at the time of valuation) while the positions are open. With respect to futures contracts or forward contracts that are contractually required to cash settle, however, each Fund is permitted to set aside liquid assets in an amount equal to the Fund's daily marked-to-market net obligation (i.e., the Fund's daily net liability) under the contracts, if any, rather than such contracts' full notional value. By setting aside assets equal to only its net obligations under cash-settled futures and forward contracts, a Fund may employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full notional value of such contracts.

Equity-Linked Notes. All of the Funds may purchase equity-linked notes ("ELNs"). The principal or coupon payment on an ELN is linked to the performance of an underlying security or index. ELNs may be used, among other things, to provide a Fund with exposure to international markets while providing a mechanism to reduce foreign tax or regulatory restrictions imposed on foreign investors. The risks associated with purchasing ELNs include the creditworthiness of the issuer and the risk of counterparty default. Further, a Fund's ability to dispose of an ELN will depend on the availability of liquid markets in the instruments. The purchase and sale of an ELN is also subject to the risks regarding adverse market movements, possible intervention by governmental authorities, and the effects of other political and economic events.

Foreign Securities and ADRs

The term "foreign securities" refers to securities of issuers, wherever organized, that, in the judgment of Founders, have their principal business activities outside of the United States. The determination of whether an issuer's principal activities are outside of the United States will be based on the location of the issuer's assets, personnel, sales, and earnings, and specifically on whether more than 50% of the issuer's assets are located, or more than 50% of the issuer's gross income is earned, outside of the United

States, or on whether the issuer's sole or principal stock exchange listing is outside of the United States. Foreign securities typically will be traded on the applicable country's principal stock exchange but may also be traded on regional exchanges or over-the-counter. In addition, foreign securities may trade in the U.S. securities markets. U.S. dollar-denominated foreign debt obligations are not subject to the maximum limits that certain Funds have on their investments in foreign securities.

Investments in foreign securities involve certain risks that are not typically associated with U.S. investments. There may be less publicly available information about foreign companies comparable to reports and ratings published about U.S. companies. Foreign companies are not generally subject to uniform accounting, auditing, and financial reporting standards and requirements comparable to those applicable to U.S. companies. Some foreign companies may exclude U.S. investors such as the Funds from participating in beneficial corporate actions, such as rights offerings. As a result, the Funds may not realize the same value from a foreign investment as a shareholder residing in that country. There also may be less government supervision and regulation of foreign stock exchanges, brokers and listed companies than in the United States.

Foreign stock markets may have substantially less trading volume than the New York Stock Exchange, and securities of some foreign companies may be less liquid and may be more volatile than securities of comparable U.S. companies. Brokerage commissions and other transaction costs on foreign securities exchanges generally are higher than in the United States.

Because investment in foreign companies will usually involve currencies of foreign countries, and because a Fund may temporarily hold funds in bank deposits in foreign currencies during the course of investment programs, the value of the assets of the Fund as measured in U.S. dollars may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations, and the Fund may incur costs in connection with conversion between various currencies. A change in the value of any foreign currency relative to the U.S. dollar, when the Fund holds that foreign currency or a security denominated in that foreign currency, will cause a corresponding change in the dollar value of the Fund assets denominated or traded in that country. Moreover, there is the possibility of expropriation or confiscatory taxation, limitations on the removal of funds or other assets of the Fund, political, economic or social instability or diplomatic developments that could affect U.S. investments in foreign countries.

Dividends and interest paid by foreign issuers may be subject to withholding and other foreign taxes, thus reducing the net return on such investments compared with U.S. investments. The operating expense ratio of a Fund that invests in foreign securities can be expected to be higher than that of a Fund which invests exclusively in domestic securities, since the expenses of the Fund, such as foreign custodial costs, are higher. In addition, the Fund incurs costs in converting assets from one currency to another.

In addition, the Funds may invest in securities issued by companies located in countries not considered to be major industrialized nations. Each of the Balanced, Discovery, Equity Growth, Growth and Mid-Cap Growth Funds will not invest more than 5% of its total assets, measured at the time of purchase, in securities issued by companies located in such countries. Such countries are subject to more economic, political and business risk than major industrialized nations, and the securities issued by companies located there are expected to be more volatile, less liquid and more uncertain as to payments of dividends, interest and principal. Such countries may include (but are not limited to) Argentina, Bolivia, Brazil, Chile, China, Colombia, Costa Rica, Croatia, Czech Republic, Ecuador, Egypt, Estonia, Hungary, Iceland, India, Indonesia, Israel, Jordan, Latvia, Lithuania, Malaysia, Mauritius, Mexico, Morocco, Nigeria, Pakistan, Panama, Paraguay, Peru, Philippines, Poland, Republic of Korea (South Korea), Romania, Russia and the other countries of the former Soviet Union, Slovak Republic, Slovenia, South Africa, Sri Lanka, Taiwan, Thailand, Turkey, Uruguay, Venezuela, and Vietnam.

American Depositary Receipts and American Depositary Shares (collectively, "ADRs") are receipts representing shares of a foreign corporation held by a U.S. bank that entitle the holder to all dividends and capital gains on the underlying foreign shares. ADRs are denominated in U.S. dollars and trade in the U.S. securities markets. ADRs may be issued in sponsored or unsponsored programs. In sponsored programs, the issuer makes arrangements to have its securities traded in the form of ADRs; in unsponsored programs, the issuer may not be directly involved in the creation of the program. Although the regulatory requirements with respect to sponsored and unsponsored programs are generally similar, the issuers of unsponsored ADRs are not obligated to disclose material information in the United States and, therefore, such information may not be reflected in the market value of the ADRs.

Securities That Are Not Readily Marketable

The Funds may invest up to 15% of the value of their net assets, measured at the time of investment, in investments that are not readily marketable. A security which is not "readily marketable" is generally considered to be a security that cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which it is valued. Subject to the foregoing 15% limitation, the Funds may invest in restricted securities. "Restricted" securities generally include securities that are not registered under the Securities Act of 1933 (the "1933 Act") and are subject to legal or contractual restrictions upon resale. Restricted securities nevertheless may be "readily marketable" and can often be sold in privately negotiated transactions or in a registered public offering. There are a number of securities issued without registration under the 1933 Act for which a liquid secondary market exists among institutional investors such as the Funds. These securities are often called "Rule 144A" securities (see "Investment Strategies and Risks – Rule 144A Securities" below).

A Fund may not be able to dispose of a security that is not "readily marketable" at the time desired or at a reasonable price. In addition, in order to resell such a security, a Fund might have to bear the expense and incur the delays associated with effecting registration. In purchasing such securities, no Fund intends to engage in underwriting activities, except to the extent a Fund may be deemed to be a statutory underwriter under the 1933 Act in disposing of such securities.

The assets used as cover for OTC options written by a Fund will be considered illiquid unless the OTC options are sold to qualified dealers who agree that the Fund may repurchase any OTC option it writes at a maximum price to be calculated by a formula set forth in the option agreement. The cover for an OTC option written subject to this procedure would be considered illiquid only to the extent that the maximum repurchase price under the formula exceeds the intrinsic value of the option.

Rule 144A Securities

A large institutional market has developed for certain securities that are not registered under the 1933 Act. Institutional investors generally will not seek to sell these instruments to the general public, but instead will often depend on an efficient institutional market in which such unregistered securities can readily be resold or on an issuer's ability to honor a demand for repayment. Therefore, the fact that there are contractual or legal restrictions on resale to the general public or certain institutions is not dispositive of the liquidity of such investments.

Rule 144A under the 1933 Act establishes a "safe harbor" from the registration requirements of the 1933 Act for resales of certain securities to qualified institutional buyers. The Funds may invest in Rule 144A securities that may or may not be readily marketable. Rule 144A securities are readily marketable if institutional markets for the securities develop pursuant to Rule 144A that provide both readily ascertainable values for the securities and the ability to liquidate the securities when liquidation is deemed necessary or advisable. However, an insufficient number of qualified institutional buyers interested in purchasing a Rule 144A security held by one of the Funds could adversely affect the marketability of the security. In such an instance, the Fund might be unable to dispose of the security promptly or at reasonable prices.

The Board of Directors of the Company has delegated to Founders, or to its designee subject to the general oversight of Founders, the authority to determine whether a liquid market exists for securities eligible for resale pursuant to Rule 144A under the 1933 Act, or any successor to such rule, and whether such securities are not subject to the Funds' limitations on investing in securities that are not readily marketable. Under guidelines established by the directors, the following factors will be considered, among others, in making this determination: (1) the unregistered nature of a Rule 144A security; (2) the frequency of trades and quotes for the security; (3) the number of dealers willing to purchase or sell the security and the number of additional potential purchasers; (4) dealer undertakings to make a market in the security; and (5) the nature of the security and the nature of marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers and the mechanics of transfers). The readily marketable nature of each Rule 144A security must be monitored on a basis no less frequently than quarterly. The Funds' directors also monitor these determinations quarterly.

Fixed-Income Securities

The Funds may purchase convertible securities and preferred stocks rated in medium and lower categories by Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's ("S&P") (Ba or lower by Moody's and BB or lower by S&P), but none rated lower than B. The Funds also may invest in unrated convertible securities and preferred stocks if Founders believes they are equivalent in quality to the rated securities that the Funds may buy.

The Funds, other than Balanced Fund, will invest in bonds, debentures, and corporate obligations – other than convertible securities and preferred stock - only if they are rated investment grade (Baa, BBB or higher) at the time of purchase. If a bond's, debenture's or other corporate obligation's rating is reduced to below investment grade, or it becomes unrated, after purchase, the Funds, other than Balanced Fund, may not invest more than 5% of a Fund's total assets in the aggregate of such bonds, debentures, and corporate obligations, and any convertible securities, rated below investment grade or in unrated securities believed by Founders to be equivalent in quality to securities rated below investment grade. This 5% limitation does not apply to preferred stocks.

The Balanced Fund may invest up to 15% of the fixed-income portion of the Fund's total assets in bonds, debentures, convertible securities, and corporate obligations rated below investment grade or unrated. This 15% limitation does not apply to preferred stocks.

Investments in lower rated or unrated securities are generally considered to be of high risk. Lower rated debt securities, commonly referred to as junk bonds, are generally subject to two kinds of risk, credit risk and interest rate risk. Credit risk relates to the ability of the issuer to meet interest or principal payments, or both, as they come due. The ratings given a security by Moody's and S&P provide a generally useful guide as to such credit risk. The Appendix to this SAI provides a description of such debt security ratings. The lower the rating given a security by a rating service, the greater the credit risk such rating service perceives to exist with respect to the security. Increasing the amount of a Fund's assets invested in unrated or lower grade securities, while intended to increase the yield produced by those assets, will also increase the risk to which those assets are subject.

Interest rate risk relates to the fact that the market values of debt securities in which a Fund invests generally will be affected by changes in the level of interest rates. An increase in interest rates will tend to reduce the market values of such securities, whereas a decline in interest rates will tend to increase their values. Medium and lower rated securities (Baa or BBB and lower) and non-rated securities of comparable quality tend to be subject to wider fluctuations in yields and market values than higher rated securities and may have speculative characteristics. The Funds are not required to dispose of debt securities whose ratings are downgraded below these ratings subsequent to a Fund's purchase of the securities, unless such a disposition is necessary to reduce a Fund's holdings of such securities to 5% or less of its total assets, in the case of the Funds other than Balanced Fund, or to 15% or less of the fixed-income portion of the Balanced Fund's total assets. In order to decrease the risk in investing in debt securities, in no event will a Fund ever invest in a debt security rated below B by Moody's or by S&P. Of course, relying in part on ratings assigned by credit agencies in making investments will not protect the Funds from the risk that the securities in which they invest will decline in value, since credit ratings represent evaluations of the safety of principal, dividend, and interest payments on preferred stocks and debt securities, and not the market values of such securities, and such ratings may not be changed on a timely basis to reflect subsequent events.

Because investment in medium and lower rated securities involves both greater credit risk and interest rate risk, achievement of the Funds' investment objectives may be more dependent on the investment adviser's own credit analysis than is the case for funds that do not invest in such securities. In addition, the share price and yield of the Equity Funds may fluctuate more than in the case of funds investing in higher quality, shorter term securities. Moreover, a significant economic downturn or major increase in interest rates may result in issuers of lower rated securities experiencing increased financial stress, that would adversely affect their ability to service their principal, dividend, and interest obligations, meet projected business goals, and obtain additional financing. In this regard, it should be noted that while the market for high yield debt securities has been in existence for many years and from time to time has experienced economic downturns in recent years, this market has involved a significant increase in the use of high yield debt securities to fund highly leveraged corporate acquisitions and restructurings. Past experience may not, therefore, provide an accurate indication of future performance of the high yield debt securities market, particularly during periods of economic recession. Furthermore, expenses incurred in recovering an investment in a defaulted security may adversely affect a Fund's net asset value. Finally, while Founders attempts to limit purchases of medium and lower rated securities to securities having an established secondary market, the secondary market for such securities may be less liquid than the market for higher quality securities. The reduced liquidity of the secondary market for such securities may adversely affect the market price of, and ability of a Fund to value, particular securities at certain times, thereby making it difficult to make specific valuation determinations. The Funds do not invest in any medium and lower rated securities that present special tax consequences, such as zero coupon bonds or pay-in-kind bonds, although certain Funds may purchase U.S. Treasury STRIPS as described under "Investment Strategies and Risks – Government Securities."

Founders seeks to reduce the overall risks associated with the Funds' investments through diversification and consideration of factors affecting the value of securities it considers relevant. No assurance can be given, however, regarding the degree of success that will be achieved in this regard or that the Funds will achieve their investment objectives.

Foreign Bank Obligations

The Funds may invest in obligations of foreign depository institutions or their U.S. branches, or foreign branches of U.S. depository institutions.

The obligations of foreign branches of U.S. depository institutions purchased by the Funds may be general obligations of the parent depository institution in addition to being an obligation of the issuing branch. These obligations, and those of foreign depository institutions, may be limited by the terms of the specific obligation and by governmental regulation. The payment of these obligations, both interest and principal, also may be affected by governmental action in the country of domicile of the institution or branch, such as imposition of currency controls and interest limitations. In connection with these investments, a Fund will be subject to the risks associated with the holding of portfolio securities overseas, such as possible changes in investment or exchange control regulations, expropriation, confiscatory taxation, or political or financial instability.

Obligations of U.S. branches of foreign depository institutions may be general obligations of the parent depository institution in addition to being an obligation of the issuing branch, or may be limited by the terms of a specific foreign regulation applicable to the depository institutions and by government regulation (both domestic and foreign).

Repurchase Agreements

A repurchase agreement is a transaction under which a Fund acquires a security and simultaneously promises to sell that same security back to the seller at a higher price, usually within a seven-day period. The Funds may enter into repurchase agreements with banks or well-established securities dealers meeting criteria established by the Funds' Board of Directors. A repurchase agreement may be considered a loan collateralized by securities. The resale price reflects an agreed upon interest rate effective for the period the instrument is held by a Fund and is unrelated to the interest rate on the underlying instrument. In these transactions, the collateral securities acquired by a Fund (including accrued interest earned thereon) must have a total value at least equal to the value of the repurchase agreement, and are held as collateral by an authorized custodian bank until the repurchase agreement is completed. All repurchase agreements entered into by the Funds are marked to market daily. In the event of default by the seller under a repurchase agreement, the Fund may experience difficulties in exercising its rights to the underlying security and may incur costs in connection with the disposition of that security.

None of the Funds have adopted any limits on the amounts of its total assets that may be invested in repurchase agreements that mature in less than seven days. Each of the Funds may invest up to 15% of the market value of its net assets, measured at the time of purchase, in securities that are not readily marketable, including repurchase agreements maturing in more than seven days. For a further explanation, see "Investment Strategies and Risks – Securities That Are Not Readily Marketable."

Convertible Securities

All Funds may buy securities convertible into common stock if, for example, Founders believes that a company's convertible securities are undervalued in the market. Convertible securities eligible for purchase include convertible bonds, convertible preferred stocks, and warrants. A warrant is an instrument issued by a corporation that gives the holder the right to subscribe to a specific amount of the corporation's capital stock at a set price for a specified period of time. Warrants do not represent ownership of the securities, but only the right to buy the securities. The prices of warrants do not necessarily move parallel to the prices of underlying securities. Warrants may be considered speculative in that they have no voting rights, pay no dividends, and have no rights with respect to the assets of a corporation issuing them. Warrant positions will not be used to increase the leverage of a Fund; consequently, warrant positions are generally accompanied by cash positions equivalent to the required exercise amount.

Government Securities

U.S. government obligations include, but are not limited to, Treasury bills, notes and bonds; Government National Mortgage Association ("Ginnie Mae") pass-through securities; and issues of U.S. agencies, authorities, and instrumentalities. Obligations of other agencies, authorities and instrumentalities of the U.S. government include, but are not limited to, securities issued by the Federal Farm Credit Bank System ("FFCB"), the Federal Agricultural Mortgage Corporation ("Farmer Mac"), the Federal Home Loan Bank System ("FHLB"), the Financing Corporation ("FICO"), Federal Home Loan Mortgage Corporation ("Freddie Mac"), Federal National Mortgage Association ("Fannie Mae"), Private Export Funding Corporation ("PEFCO"), the Student Loan Marketing Association ("Sallie Mae"), the Tennessee Valley Authority ("TVA") and the U.S. Small Business Administration ("SBA"). Some government obligations, such as Ginnie Mae pass-through certificates, are supported by the full faith and credit of the United States Treasury. Other obligations, such as securities of the FHLB, are supported by the right of the issuer to borrow from the United States Treasury; and others, such as bonds issued by Fannie Mae (a private corporation), are supported only by the credit of the agency, authority or instrumentality, although the Secretary of the Treasury has discretionary authority, though not the obligation, to purchase obligations of Fannie Mae. The Funds also may invest in obligations issued by the International Bank for Reconstruction and Development ("IBRD" or "World Bank").

All of the Funds may also purchase U.S. Treasury STRIPS (Separate Trading of Registered Interest and Principal of Securities). STRIPS essentially are zero-coupon bonds that are direct obligations of the U.S. Treasury. These bonds do not make regular interest payments; rather, they are sold at a discount from face value, and principal and accrued interest are paid at maturity. STRIPS may experience greater fluctuations in market value due to changes in interest rates and other factors than debt securities that make regular interest payments. A Fund will accrue income on STRIPS for tax and accounting purposes which must be distributed to Fund shareholders even though no cash is received at the time of accrual. Therefore, the Fund may be required to liquidate other portfolio securities in order to meet the Fund's distribution obligations.

The Funds also may invest in securities issued by foreign governments and/or their agencies. See "Investment Strategies and Risks – Foreign Securities and ADRs" above.

Mortgage-Related Securities

Balanced Fund may invest in mortgage-related securities, which are interests in pools of mortgage loans made to residential home buyers, including mortgage loans made by savings and loan institutions, mortgage bankers, commercial banks and others. Pools of mortgage loans are assembled as securities for sale to investors by various governmental and government-related organizations (see "Mortgage Pass-Through Securities"). Other Funds also may invest in such securities for temporary defensive purposes.

Mortgage Pass-Through Securities. Interests in pools of mortgage-related securities differ from other forms of debt securities that normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or at specified call dates. Instead, these securities provide a monthly payment that consists of both interest and principal payments. In effect, these payments are a "pass-through" of the monthly payments made by the individual borrowers on their residential or commercial mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by repayments of principal resulting from the sale of the underlying property, refinancing or foreclosure, net of fees or costs that may be incurred. Some mortgage-related securities (such as securities issued by Ginnie Mae) are described as "modified pass-through." These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, at the scheduled payment dates regardless of whether or not the mortgagor actually makes the payment.

Ginnie Mae is the principal governmental guarantor of mortgage-related securities. Ginnie Mae is a wholly owned U.S. government corporation within the Department of Housing and Urban Development. Ginnie Mae is authorized to guarantee, with the full faith and credit of the U.S. government, the timely payment of principal and interest on securities issued by institutions approved by Ginnie Mae (such as savings and loan institutions, commercial banks and mortgage bankers) and backed by pools of FHA-insured or VA-guaranteed mortgages.

Government-related guarantors (i.e., not backed by the full faith and credit of the U.S. government) include Fannie Mae and Freddie Mac. Fannie Mae is a government-sponsored corporation owned entirely by private stockholders. It is subject to general regulation by the Secretary of Housing and Urban Development. Fannie Mae purchases conventional (i.e., not insured or guaranteed by any government agency) residential mortgages from a list of approved seller/servicers that include state and federally chartered savings and loan associations, mutual savings banks, commercial banks and credit unions and mortgage bankers. Pass-through securities issued by Fannie Mae are guaranteed as to timely payment of principal and interest by Fannie Mae but are not backed by the full faith and credit of the U.S. government.

Freddie Mac was created by Congress in 1970 for the purpose of increasing the availability of mortgage credit for residential housing. It is a government-sponsored corporation formerly owned by the twelve Federal Home Loan Banks and now owned entirely by private stockholders. Freddie Mac issues Participation Certificates ("PCs") that represent interests in conventional mortgages from Freddie Mac's national portfolio. Freddie Mac guarantees the timely payment of interest and ultimate collection of principal, but PCs are not backed by the full faith and credit of the U.S. government.

Mortgage-backed securities that are issued or guaranteed by the U.S. government, its agencies or instrumentalities, are not subject to a Fund's industry concentration restrictions, by virtue of the exclusion from that test available to all U.S. government securities. The assets underlying such securities may be represented by a portfolio of first lien residential mortgages (including both whole mortgage loans and mortgage participation interests) or portfolios of mortgage pass-through securities issued or guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac. Mortgage loans underlying a mortgage-related security may in turn be insured or guaranteed by the Federal Housing Administration or the Department of Veterans Affairs.

Collateralized Mortgage Obligations ("CMOs"). A CMO is a hybrid between a mortgage-backed bond and a mortgage pass-through security. Interest and prepaid principal is paid, in most cases, monthly. CMOs may be collateralized by whole mortgage loans, but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by Ginnie Mae, Fannie Mae, or Freddie Mac, and their income streams.

CMOs are structured into multiple classes, each bearing a different stated maturity. Actual maturity and average life will depend upon the prepayment experience of the collateral. CMOs provide for a modified form of call protection through a de facto breakdown of the underlying pool of mortgages according to how quickly the loans are repaid. Monthly payment of principal received from the pool of underlying mortgages, including prepayments, is first returned to investors holding the shortest maturity class. Investors holding the longer maturity classes receive principal only after the first class has been retired. An investor is partially guarded against a sooner than desired return of principal because of the sequential payments.

In a typical CMO transaction, a corporation ("issuer") issues multiple series (e.g., A, B, C, Z) of CMO bonds ("Bonds"). Proceeds of the Bond offering are used to purchase mortgages or mortgage pass-through certificates ("Collateral"). The Collateral is pledged to a third party trustee as security for the Bonds. Principal and interest payments from the Collateral are used to pay principal on the Bonds in the order A, B, C, Z. The Series A, B, and C Bonds all bear current interest. Interest on the Series Z Bond is accrued and added to principal and a like amount is paid as principal on the Series A, B, or C Bond currently being paid off. When the Series A, B, and C Bonds are paid in full, interest and principal on the Series Z Bond begin to be paid currently. With some CMOs, the issuer serves as a conduit to allow loan originators (primarily builders or savings and loan associations) to borrow against their loan portfolios.

Risks of Mortgage-Related Securities. Investment in mortgage-backed securities poses several risks, including prepayment, market, and credit risk. Prepayment risk reflects the risk that borrowers may prepay their mortgages faster than expected, which may adversely affect the investment's average life and yield. Whether or not a mortgage loan is prepaid is almost entirely controlled by the borrower. Borrowers are most likely to exercise prepayment options at the time when it is least advantageous to investors, generally prepaying mortgages as interest rates fall, and slowing payments as interest rates rise. Accordingly, amounts available for reinvestment by a Fund are likely to be greater during a period of declining interest rates and, as a result, likely to be reinvested at lower interest rates than during a period of rising interest rates. Besides the effect of prevailing interest rates, the rate of prepayment and refinancing of mortgages may also be affected by home value appreciation, ease of the refinancing process and local economic conditions.

Market risk reflects the risk that the price of the security may fluctuate over time. The price of mortgage-backed securities may be particularly sensitive to prevailing interest rates, the length of time the security is expected to be outstanding, and the liquidity of the issue. In a period of unstable interest rates, there may be decreased demand for certain types of mortgage-backed securities, and a fund invested in such securities wishing to sell them may find it difficult to find a buyer, which may in turn decrease the price at which they may be sold. In addition, as a result of the uncertainty of cash flows of lower tranche CMOs, the market prices of and yield on those tranches generally are more volatile.

Credit risk reflects the risk that a Fund may not receive all or part of its principal because the issuer or credit enhancer has defaulted on its obligations. Obligations issued by U.S. government-related entities are guaranteed as to the payment of principal and interest, but are not backed by the full faith and credit of the U.S. government. With respect to GNMA certificates, although GNMA guarantees timely payment even if homeowners delay or default, tracking the "pass-through" payments may, at times, be difficult.

The duration of CMOs is calculated using mathematical models that incorporate prepayment assumptions and other factors that involve estimates of future economic and market conditions. These estimates may vary from actual future results, particularly during periods of extreme market volatility. In addition, under certain market conditions, such as those that developed in 1994, the average weighted life of mortgage derivative securities may not accurately reflect the price volatility of such securities. For example, in periods of supply and demand imbalances in the market for such securities and/or in periods of sharp interest rate movements, the prices of mortgage derivative securities may fluctuate to a greater extent than would be expected from interest rate movements alone.

A Fund's investments in CMOs also are subject to extension risk. Extension risk is the possibility that rising interest rates may cause prepayments to occur at a slower than expected rate. This particular risk may effectively change a security that was considered short or intermediate-term at the time of purchase into a long-term security. Long-term securities generally fluctuate more widely in response to changes in interest rates than short or intermediate-term securities.

Commercial Paper and Other Cash Securities

A Fund may acquire commercial paper, certificates of deposit or bankers' acceptances. A certificate of deposit is a short-term obligation of a bank. A banker's acceptance is a time draft drawn by a borrower on a bank, usually relating to an international commercial transaction.

When-Issued Securities

The Funds may purchase securities on a when-issued or delayed-delivery basis; i.e., the securities are purchased with settlement taking place at some point in the future beyond a customary settlement date. The payment obligation and, in the case of debt securities, the interest rate that will be received on the securities are generally fixed at the time a Fund enters into the purchase commitment. During the period between purchase and settlement, no payment is made by the Fund and, in the case of debt securities, no interest accrues to the Fund. At the time of settlement, the market value of the security may be more or less than the purchase price, and the Fund bears the risk of such market value fluctuations. The Fund will maintain liquid assets, such as cash, U.S. government securities or other liquid equity or debt securities, having an aggregate value equal to the purchase price, segregated on the records of either the Founders or the Fund's custodian until payment is made. A Fund also will segregate assets in this manner in situations where additional installments of the original issue price are payable in the future.

Borrowing and Lending

If a Fund borrows money, its share price may be subject to greater fluctuation until the borrowing is repaid. Each Fund will attempt to minimize such fluctuations by not purchasing securities when borrowings are greater than 5% of the value of the Fund's total assets. Interest on borrowings will reduce a Fund's income. See "Investment Objectives and Restrictions – Fundamental Investment Restrictions" above for each Fund's limitation on borrowing.

Pursuant to an exemptive order issued by the SEC, the Funds are permitted to utilize an interfund credit facility that allows each Fund to lend money directly to and borrow money directly from other Funds for temporary or emergency purposes in accordance with the Funds' investment policies and limitations. A Fund may borrow through the facility only when the costs are equal to or lower than the costs of bank loans. Interfund borrowings normally extend overnight, but can have a maximum duration of seven days. Loans may be called on one day's notice. Any delay in repayment to a lending Fund could result in a lost investment opportunity.

Securities of Other Investment Companies

Each of the Funds may acquire securities of other investment companies, subject to the limitations of the 1940 Act, the rules thereunder and/or the conditions of applicable exemptive orders issued by the SEC. Except as provided below, no Fund may purchase securities of another investment company if, immediately after such purchase: (a) the Fund would own more than 3% of the voting securities of such company, (b) the Fund would have more than 5% of its total assets invested in the securities of such company, or (c) the Fund would have more than 10% of its total assets invested in the securities of all such investment companies. These are referred to hereafter as the "Investment Company Purchase Limitations." In addition, a Fund may not purchase securities issued by a closed-end investment company if, immediately after such purchase, the Fund and any other Funds together own more than 10% of the voting securities of such closed-end fund. Should a Fund purchase securities of other investment companies, shareholders may incur additional management, advisory, and distribution fees.

Each Fund also may invest its un-invested cash reserves or cash it receives as collateral from borrowers of its portfolio securities in shares of one or more money market funds advised by Dreyfus. Such investments will not be subject to the Investment Company Purchase Limitations described above.

Securities of other investment companies that may be purchased by the Funds include exchange-traded funds ("ETFs"). ETFs are a type of index fund that trade like a common stock and represent a fixed portfolio of securities designed to track a particular market index. A Fund may purchase an ETF to temporarily gain exposure to a portion of the U.S. or a foreign market pending the purchase of individual securities. The risks of owning an ETF generally reflect the risks of owning the underlying securities it is designed to track, although the potential lack of liquidity of an ETF could result in it being more volatile. There is also a risk that the general level of stock prices may decline, thereby adversely affecting the value of ETFs invested in by a Fund. Moreover, a Fund's investments in ETFs may not exactly match the performance of a direct investment in the respective indices to which they are intended to correspond due to the temporary unavailability of certain index securities in the secondary market or other extraordinary circumstances, such as discrepancies with respect to the weighting of securities. Additionally, ETFs have management fees which increase their costs.   An investment by a Fund in an ETF is subject to the Investment Company Purchase Limitations, except where the ETF has been granted an exemption from such limitations by the SEC and the Fund has abided by all of the applicable conditions of the exemption.

For purposes of determining compliance with the investment policies requiring certain Funds to invest at least 65% or 80% of their assets in particular types of securities, the Funds are permitted to "look through" their ETF holdings at the underlying portfolio securities held by the ETFs. For example, Mid-Cap Growth Fund has a policy of normally investing at least 80% of its net assets in equity securities of companies within the market capitalization range of companies comprising the Russell Mid Cap Growth Index. If this Fund invested 2% of its net assets in an ETF known as a Standard & Poor's Depository Receipt ("SPDR"), and it is assumed that half of the SPDR's portfolio is invested in companies within the market capitalization range of the Russell Mid Cap Growth Index, then half of the Fund's SPDR position, or 1% of its net assets, would count towards compliance with the Fund's 80% policy.

DIRECTORS AND OFFICERS

The Board of Directors of the Company oversees all 8 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. All directors of the Company, as listed below, are Independent Directors, which means they are not "interested persons" (as defined in the 1940 Act). They are not affiliated with the Funds' adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not reelected.

Directors

Name and Age	Position(s) Held with Company	Year Joined Board	Principal Occupation(s) During Past Five Years	Other Directorships
EUGENE H. VAUGHAN, CFA Age: 73	Chairman of the Board and Director [1,3]	1970	Founding Chairman, Vaughan Nelson Investment Management, LP, an investment counseling firm.	Director, Encore Bank, Houston. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts

Name and Age	Position(s) Held with Company	Year Joined Board	Principal Occupation(s) During Past Five Years	Other Directorships
				Federation.
ALAN S. DANSON Age: 67	Director [1,3,4]	1991	Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003).	Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.
ROBERT P. MASTROVITA Age: 62	Director [3,4]	1998	Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997).	Member, Boston Society of Security Analysts. Trustee, Partridge Academy.
TRYGVE E. MYHREN Age: 70	Director [1,2,4]	1996	President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).	Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame.

Name and Age	Position(s) Held with Company	Year Joined Board	Principal Occupation(s) During Past Five Years	Other Directorships
GEORGE W. PHILLIPS Age: 68	Director [2]	1998	Retired. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).	Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston.
MARTHA A. SOLIS-TURNER Age: 46	Director [2]	2005	Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc.	Board member and Treasurer, Mile High Montessori Early Learning Centers (2002 to present). Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center. Both are non-profit organizations.

[1] Member of Executive Committee

[2] Member of Audit Committee

[3] Member of Investment Integrity Committee

[4] Member of Valuation Committee

Committees

The committees of the Board are the Executive Committee, Audit Committee, Investment Integrity Committee and Valuation Committee. The Company also has a Committee on Directors, composed of all of the directors (all of whom are non-interested or "independent") and chaired by Mr. Vaughan, which serves as a nominating committee. The selection and nomination of the Company's independent directors is a matter left to the discretion of such independent directors. The Committee on Directors did not meet in 2006. When a vacancy on the Board occurs, the Committee on Directors considers nominees recommended by Fund shareholders. Shareholders desiring to recommend a nominee should send a written recommendation, together with the nominee's resume, to: Chairman, Dreyfus Founders Funds, Inc., 210 University Boulevard, Suite 800, Denver, CO 80206-4658.

Except for certain powers that, under applicable law, may only be exercised by the full Board of Directors, the Executive Committee may exercise all powers and authority of the Board of Directors in the management of the business of the Company. The Executive Committee did not meet in 2006.

The Audit Committee meets periodically with the Company's independent registered public accounting firm, the Chief Compliance Officer of the Funds, and the executive officers of Founders. This Committee, which met five times during 2006, reviews the accounting principles being applied by the Company in financial reporting, the scope and adequacy of internal controls, the responsibilities and fees of the Company's independent registered public accounting firm and other matters. The Investment Integrity Committee, which met four times during 2006, monitors compliance with several Fund policies, including those governing brokerage, trade allocations, proxy voting, cross trades, and the Funds' Code of Ethics. The Valuation Committee, which met four times during 2006, is responsible for determining the methods used to value Fund securities for which market quotations are not readily available, subject to the approval of the Board. In addition to their in-person meetings during 2006, the members of the Valuation Committee acted on a valuation matter by written consent.

Beneficial Ownership of Securities

The following table gives the dollar range of shares of each Fund, as well as the aggregate dollar range of all Funds advised by Founders, owned by each Director as of December 31, 2006.

	Eugene H. Vaughan	Alan S. Danson	Robert P. Mastrovita	Trygve E. Myhren	George W. Phillips	Martha A. Solis-Turner
Balanced	Over $100,000	None	Over $100,000	$1 - $10,000	Over $100,000	None
Discovery	None	None	$10,001 - $50,000	$1 - $10,000	$10,001 - $50,000	None
Equity Growth	Over $100,000	None	None	None	None	None
Growth	Over $100,000	None	None	$1 - $10,000	None	None
International Equity	Over $100,000	None	$10,001 $50,000	Over $100,000	None	None
Mid-Cap Growth	$50,001 - $100,000	$50,001 - $100,000	$10,001 - $50,000	None	None	None
Passport	Over $100,000	None	$10,001 - $50,000	$10,001 - $50,000	Over $100,000	$1 - $10,000
Worldwide Growth	Over $100,000	None	None	Over $100,000	Over $100,000	None
Aggregate Holdings of Funds in the Dreyfus Founders Family of Funds	Over $100,000	$50,001 - $100,000	Over $100,000	Over $100,000	Over $100,000	$1 - $10,000

None of the Directors owned securities of Founders, the Distributor or their affiliates as of December 31, 2006.

Director Compensation

The following table sets forth, for the fiscal year ended December 31, 2006, the compensation paid by the Company to its directors for services rendered in their capacities as directors of the Company. The Company has no plan or other arrangement pursuant to which any of the Company's directors receive pension or retirement benefits. Therefore, none of the Company's directors has estimated annual benefits to be paid by the Company upon retirement.

Compensation Table

Name of Person, Position [1]	Total compensation from Company (10 Funds total) paid to Directors [2]
Eugene H. Vaughan, Chairman and Director	$71,500
Alan S. Danson, Director	$49,000
Robert P. Mastrovita, Director	$55,500
Trygve E. Myhren, Director	$44,500
George W. Phillips, Director	$56,000
Martha Solis-Turner, Director	$47,500
TOTAL	$324,000[3]

1 The Chairman of the Board, and the Chairmen of the Company's Audit, Investment Integrity and Valuation Committees each received compensation for serving in such capacities in addition to the compensation paid to all directors.
2 These amounts include the following amounts of deferred compensation accrued on behalf of the following directors during 2006: Mr. Mastrovita $27,750, and Mr. Phillips $56,000.
3 This amount includes compensation paid to each director for services rendered in connection with the Dreyfus Founders Government Securities and Money Market Funds. The Government Securities Fund merged into the Dreyfus U.S. Treasury Intermediate Term Fund, and the Money Market Fund merged into Dreyfus Liquid Assets Inc., on September 22, 2006. Both Funds were terminated as a result of the mergers.

In March 2000, the directors adopted a deferred compensation plan pursuant to which they may defer all or a portion of the compensation payable to them as directors of the Company. The deferred amounts are invested in the shares of one or more Funds. Participating directors therefore may be deemed to have an indirect interest in the shares of such Funds in addition to any Fund shares that they may own directly. These indirect interests are included in the table under "Directors and Officers – Beneficial Ownership of Securities."

Officers

The officers of the Company, their ages, positions with the Company, length of time served, and their principal occupations for the last five years appear below. Company officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

Name and Age	Position(s) Held with Company and Length of Time Served	Principal Occupation(s) During Past Five Years
Thomas F. Eggers Age: 54	President and Principal Executive Officer since December 2006.	Mr. Eggers is Chief Executive Officer (since December 2006) and President (most recently since April 2005) and a Director (since April 2005) of Dreyfus. He is also Chairman of the Board and

Name and Age	Position(s) Held with Company and Length of Time Served	Principal Occupation(s) During Past Five Years
		Chief Executive Officer of Dreyfus Service Corporation (since April 2005). In addition, Mr. Eggers serves as Chairman, President and Chief Executive Officer of Founders (since December 2006). Mr. Eggers originally joined Dreyfus in 1996 as head of Dreyfus Investments, and he was President of Dreyfus from October 2001 to April 2002. From May 2002 to March 2005, Mr. Eggers was President of Scudder Investments.
David L. Ray Age: 49	Vice President since 2000, and from 1990 to 1998.	Founders' Senior Vice President, Chief Operating Officer (since 2006) and Treasurer. Vice President of the Distributor since 2003. Employed by Founders and its predecessor company since 1990.
Kenneth R. Christoffersen Age: 51	Secretary since 2000, and from 1996 to 1998.	Founders' Senior Vice President – Legal, General Counsel and Secretary. Assistant Secretary of the Distributor since 2003. Employed by Founders and its predecessor company since 1996.
Jennifer L. Carnes Age: 35	Treasurer, Principal Financial Officer and Principal Accounting Officer since September 2006.	Manager of Fund Administration for Founders since September 2006. Formerly, Founders' Supervisor of Corporate Actions and Pricing (2002 to 2006) and Corporate Actions and Pricing Specialist (2000 to 2002).
Janelle E. Belcher Age: 49	Chief Compliance Officer since 2004 and Assistant Secretary since 2002.	Founders' Chief Compliance Officer since 2004 and Vice President – Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).
Robert S. Robol	Assistant Treasurer since	Senior Accounting Manager – Money

Name and Age	Position(s) Held with Company and Length of Time Served	Principal Occupation(s) During Past Five Years
Age: 43	September 2006.	Market and Municipal Bond Funds of Dreyfus, and an officer of 91 investment companies (comprised of over 200 portfolios) managed by Dreyfus. He has been an employee of Dreyfus since 1988.
Robert Svagna Age: 40	Assistant Treasurer since September 2006.	Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 91 investment companies (comprised of over 200 portfolios) managed by Dreyfus. He has been an employee of Dreyfus since 1990.
William G. Germenis Age: 36	Anti-Money Laundering Compliance Officer for the Class A, Class B, Class C, Class R, and Class T shares since 2002 and for the Class F shares since 2003.	Vice President and Anti-Money Laundering Officer of MBSC, LLC since 2002. Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and Anti-Money Laundering Compliance Officer of investment companies managed by Dreyfus. Employed by the Distributor since 1998.

As of January 31, 2007, the Company's directors and officers as a group owned less than 1% of the outstanding shares of each class of each Fund, with the following exception: International Equity Fund (Class F) 3.0%.

Except for Messrs. Eggers, Robol, Svagna and Germenis, each of the Company's directors and officers may be contacted at the Funds' address: 210 University Boulevard, Suite 800, Denver, Colorado 80206-4658. Messrs. Eggers, Robol, Svagna and Germenis may be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166.

INVESTMENT ADVISER, DISTRIBUTOR AND OTHER SERVICE PROVIDERS

Investment Adviser

Founders serves as investment adviser to the Funds. Founders is a wholly-owned subsidiary of the Distributor, which is a wholly-owned subsidiary of Dreyfus, which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). As described below under "Distributor," the Distributor serves as the distributor of the Funds. Dreyfus serves as the investment adviser to the Dreyfus family of mutual funds. The Distributor and Dreyfus are located at 200 Park Avenue, New York, New York 10166. Mellon Financial is a global financial holding company incorporated under

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Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Mellon Financial is located at One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258. Mellon Financial provides a comprehensive range of financial products and services in domestic and selected international markets.

Mellon Financial and its affiliates may have deposit, loan and commercial banking or other relationships with the issuers of securities purchased by a Fund. Founders has informed the Company that in making its investment decisions it does not obtain or use material inside information that Mellon Financial or its affiliates may possess with respect to such issuers.

Under the investment advisory agreement between the Company, on behalf of each Fund, and Founders, Founders furnishes investment management and administrative services to the Funds, subject to the overall supervision of the Board of Directors of the Company. In addition, Founders provides office space and facilities for the Funds and pays the salaries, fees and expenses of all Founders officers and other employees connected with the operation of the Company. Subject to the fee waivers described below, the Funds compensate Founders for its services by the payment of fees computed daily and paid monthly as follows:

Mid-Cap Growth and Growth Funds

On Assets in Excess of	But Not Exceeding	Annual Fee
$0	$30,000,000	1.00%
30,000,000	300,000,000	0.75%
300,000,000	500,000,000	0.70%
500,000,000	---	0.65%

Equity Growth and Balanced Funds

On Assets in Excess of	But Not Exceeding	Annual Fee
$0	$250,000,000	0.65%
250,000,000	500,000,000	0.60%
500,000,000	750,000,000	0.55%
750,000,000	---	0.50%

Discovery, Passport, International Equity and Worldwide Growth Funds

On Assets in Excess of	But Not Exceeding	Annual Fee
$0	$250,000,000	1.00%
250,000,000	500,000,000	0.80%
500,000,000	---	0.70%

The investment advisory fees are calculated based on each Fund's net assets as a whole, and are then allocated among each Fund's respective Classes based on their relative net assets.

The net assets of the Funds at the end of fiscal year 2006 were as follows: Balanced Fund - $63,094,976; Discovery Fund - $291,139,470; Equity Growth Fund - $229,764,960; Growth Fund - $339,633,429; International Equity Fund - $46,323,863; Mid-Cap Growth Fund - $184,059,515; Passport Fund - $112,463,652; and Worldwide Growth Fund - $59,464,963.

The Funds pay all of their expenses not assumed by Founders, including fees and expenses of all members of the Board of Directors, of advisory boards or of committees of the Board of Directors; compensation of the Funds' custodian, transfer agent and other agents; an allocated portion of premiums for insurance required or permitted to be maintained under the 1940 Act; expenses of computing the Funds' daily per share net asset value; legal and accounting expenses; brokerage commissions and other transaction costs; interest; all federal, state and local taxes (including stamp, excise, income and franchise taxes); fees payable under federal and state law to register or qualify the Funds' shares for sale; an allocated portion of fees and expenses incurred in connection with membership in investment company organizations and trade associations; preparation of prospectuses (including typesetting) and printing and distribution thereof to existing shareholders; expenses of local representation in

Maryland; and expenses of shareholder and directors meetings and of preparing, printing and distributing reports to shareholders. The Company also has the obligation for expenses, if any, incurred by it in connection with litigation, proceedings or claims, and the legal obligation it may have to indemnify its officers and directors with respect thereto. In addition, Class B, Class C, Class F and Class T shares are subject to an annual distribution fee and Class A, Class B, Class C, and Class T shares are subject to an annual service fee. See "Distribution Plans and Shareholder Services Plans."

As described in the applicable Prospectuses, certain expenses of some of the Funds are being reimbursed or waived voluntarily by Founders or its affiliates pursuant to a written commitment to the Funds. These fee waivers and expense limitations are summarized below:

Balanced and Equity Growth Funds

Founders has agreed to reimburse (or to cause its affiliates to reimburse) the Class R and Class T share classes of the Balanced Fund and the Class T share class of the Equity Growth Fund for certain transfer agency expenses pursuant to contractual commitments. These commitments will extend through at least August 31, 2007, and will not be terminated without prior notification to the Company's Board of Directors.

International Equity Fund

Founders has agreed to waive the portion of its annual management fee for the International Equity Fund that exceeds 0.75% of the Fund's average net assets, and to limit the annual expenses of the International Equity Fund (net of any credits received from the Fund's custodian and any brokerage offsets) to 1.40% for the Fund's Class A and Class F shares, 2.15% for the Fund's Class B and Class C shares, 1.15% for the Fund's Class R shares, and 1.65% for the Fund's Class T shares. The management fee waiver and expense limitations are permanent.

For the fiscal years ended December 31 2006, 2005 and 2004, the management fee for each Fund, the amounts waived by Founders, and the actual net fees paid by each Fund were as follows:

Fund	Management Fee			Reduction in Fee			Net Fee Paid		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Balanced	$426,588	$542,501	$710,424	$0	$0	$0	$426,588	$542,501	$710,424
Discovery	$3,368,131	$4,965,602	$6,304,317	$0	$0	$0	$3,368,131	$4,965,602	$6,304,317
Equity Growth	$1,422,728	$1,448,888	$1,494,659	$0	$0	$0	$1,422,728	$1,448,888	$1,494,659
Growth	$2,549,761	$2,929,053	$3,511,652	$0	$0	$0	$2,549,761	$2,929,053	$3,511,652
International Equity	$431,961	$380,617	$385,226	$107,990	$271,337	$96,307	$323,971	$109,280	$288,919
Mid-Cap Growth	$1,181,851	$900,119	$1,044,064	$0	$0	$0	$1,181,851	$900,119	$1,044,064
Passport	$1,111,695	$1,129,577	$1,235,823	$0	$0	$0	$1,111,695	$1,129,577	$1,235,823
Worldwide Growth	$579,025	$808,338	$881,782	$0	$0	$0	$579,025	$808,338	$881,782

The advisory agreement between Founders and the Company on behalf of each of the Funds was approved by the shareholders of each Fund at a shareholders' meeting of the Company held on February 17, 1998 for an initial term ending May 31, 1999. The advisory agreement was renewed on August 10, 2006 by the Company's Board of Directors, including all of the Independent Directors, for a period ending August 31, 2007. The advisory agreement may be continued from year to year thereafter either by the vote of a majority of the entire Board of Directors or by the vote of a majority of the outstanding voting securities of each Fund, and in either case, after review, by the vote of a majority of the Independent Directors of the Company, cast in person at a meeting called for the purpose of voting on such approval.

With respect to each Fund, the advisory agreement may be terminated without penalty at any time by the Board of Directors of the Company or by vote of a majority of the outstanding securities of the Fund on 60 days' written notice to Founders or by Founders on 60 days' written notice to the Company. The agreement will terminate automatically if it is assigned, as that term is defined in the 1940 Act. The agreement provides that each Fund may use the word "Founders" in its name and business only as long as the agreement remains in effect. Finally, the agreement provides that Founders shall not be subject to any liability in connection with matters to which the agreement relates in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of duty.

Founders and its predecessor companies have been providing investment management services since 1938. In addition to serving as adviser to the Funds, Founders serves as sub-adviser to other mutual funds. The officers of Founders include Thomas F. Eggers, Chairman, President and Chief Executive Officer; Janelle E. Belcher, Vice President and Chief Compliance Officer; David T. Buhler, Assistant Secretary; Kenneth R. Christoffersen, Senior Vice President, General Counsel and Secretary; John B. Jares, Vice President; Gary R. Pierce, Assistant Treasurer and David L. Ray, Senior Vice President, Chief Operating Officer and Treasurer. The affiliations of Messrs. Eggers, Ray, Christoffersen, and Ms. Belcher with the Company are shown under the "Directors and Officers" section of this SAI.

Portfolio Managers

Portfolio Management. Founders manages each Fund's investments in accordance with the stated policies of the Fund, subject to the oversight of the Company's Board. Founders is responsible for investment decisions and provides the Funds with portfolio managers who execute purchases and sales of securities for the relevant Fund. The portfolio managers of Balanced Fund are John B. Jares and Catherine A. Powers (co-primary portfolio managers) and Evan D. Rothschild and Christopher Pellegrino (additional portfolio managers). Messrs. Jares and Rothschild are employees of both The Boston Company Asset Management, LLC ("The Boston Company"), an affiliate of Founders, and Founders. Ms. Powers and Mr. Pellegrino, are

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employees of both Standish Mellon Asset Management Company LLC, an affiliate of Founders, and Founders. The portfolio managers of Discovery Fund are B. Randall Watts, Jr. (primary portfolio manager) and Hans Von der Luft, each of whom is an employee of both The Boston Company and Founders. The portfolio managers of Equity Growth and Growth Funds, and the domestic portion of the Worldwide Growth Fund, are Messrs. Jares (primary portfolio manager) and Rothschild. The portfolio managers of International Equity Fund and the foreign portion of the Worldwide Growth Fund are Remi J. Browne and Jeffrey R. Sullivan, each of whom is an employee of both The Boston Company and Founders. The portfolio managers of Mid-Cap Growth Fund are Daniel E. Crowe (primary portfolio manager) and Joseph S. Chin, both of whom are employees of both The Boston Company and Founders. The portfolio managers of Passport Fund are Daniel B. LeVan and John W. Evers, both of whom are employees of both The Boston Company and Founders.

Other Accounts Managed. As of December 31, 2006, for each Fund portfolio manager who manages more than one Fund or who manages other accounts, the information below shows the number and total assets of the accounts managed by the portfolio manager. Unless otherwise noted, the advisory fee for these accounts is not based on the performance of the account.

Remi J. Browne

	Dreyfus Founders Funds Managed	Other Registered Investment Companies Managed	Other Pooled Investment Vehicles Managed	Other Accounts Managed
Number	2	10*	3	56
Total Assets	$106 million	$4.8 billion	$2.5 billion	$9.2 billion

Daniel E. Crowe

	Dreyfus Founders Funds Managed	Other Registered Investment Companies Managed	Other Pooled Investment Vehicles Managed	Other Accounts Managed
Number	1	0	0	0
Total Assets	$184 million	$0	$0	$0

John W. Evers

	Dreyfus Founders Funds Managed	Other Registered Investment Companies Managed	Other Pooled Investment Vehicles Managed	Other Accounts Managed
Number	1	11*	3	56
Total Assets	$112 million	$4.8 billion	$2.5 billion	$9.2 billion

John B. Jares

	Dreyfus Founders Funds Managed	Other Registered Investment Companies Managed	Other Pooled Investment Vehicles Managed	Other Accounts Managed

Number	4	6	0	0
Total Assets	$692 million	$1.3 billion	$0	$0

Daniel B. LeVan

	Dreyfus Founders Funds Managed	Other Registered Investment Companies Managed	Other Pooled Investment Vehicles Managed	Other Accounts Managed
Number	1	11*	3	56
Total Assets	$112 million	$4.8 billion	$2.5 billion	$9.2 billion

Catherine A. Powers

	Dreyfus Founders Funds Managed	Other Registered Investment Companies Managed	Other Pooled Investment Vehicles Managed	Other Accounts Managed
Number	1	6	0	64
Total Assets	$63 million	$1.6 billion	$0	$7.9 billion

Jeffrey R. Sullivan

	Dreyfus Founders Funds Managed	Other Registered Investment Companies Managed	Other Pooled Investment Vehicles Managed	Other Accounts Managed
Number	2	10*	3	56
Total Assets	$106 million	$4.8 billion	$2.5 billion	$9.2 billion

B. Randall Watts, Jr.

	Dreyfus Founders Funds Managed	Other Registered Investment Companies Managed	Other Pooled Investment Vehicles Managed	Other Accounts Managed
Number	1	4	2	13
Total Assets	$292 million	$262 million	$102 million	$416 million

* The advisory fee for four of these accounts, which have total assets of $395 million, is based on the performance of each account.

Conflicts of interest may arise when a portfolio manager has day-to-day management responsibilities with respect to more than one Fund or other account. More specifically, portfolio managers who manage multiple Funds and/or other accounts are presented with the following potential conflicts:

- The management of multiple Funds and/or other accounts may result in a portfolio manager devoting unequal time and attention to the management of a Fund and/or other account. Founders seeks to manage such competing interests by having portfolio managers focus on a portfolio investment discipline. Most other accounts managed by a portfolio manager are managed using the

43

same investment strategies that are used in connection with the management of the Funds. For accounts managed by a portfolio manager with differing investment strategies, less time may be spent on an account's investment strategy than if the portfolio manager only managed accounts with all of the same investment strategies.

- If a portfolio manager identifies a limited investment opportunity which may be suitable for more than one Fund or other account, a Fund may not be able to take full advantage of that opportunity due to an allocation of filled purchase or sale orders across all eligible Funds and other accounts. In addition, a portfolio manager potentially could favor a Fund or other account over others if the portfolio manager has a beneficial interest in the Fund or account. To deal with these situations, Founders has adopted procedures designed to ensure that, over time, allocations of trades and initial public offering ("IPO") securities among eligible Funds and other accounts is fair and equitable.

- The appearance of a conflict of interest may arise where Founders has an incentive, such as a performance-based management fee, which relates to the management of one Fund or account but not all Funds and accounts with respect to which a portfolio manager has day-to-day management responsibilities.

Founders and the Funds have adopted certain compliance procedures which are designed to address these types of conflicts. However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises.

In addition, conflicts of interest may arise when a portfolio manager makes personal investments in securities, including securities that may be purchased or held by the Funds or other accounts. Founders and the Funds have adopted a code of ethics that is designed to address such conflicts of interest. See "Additional Information – Code of Ethics." However, there is no guarantee that the code of ethics will detect each and every situation in which a conflict arises.

Compensation. The Funds' portfolio managers are divided into two groups for compensation purposes: equity portfolio managers and the fixed income manager. The compensation program applicable to each of these groups is described below.

- *Equity portfolio managers (All portfolio managers except Catherine A. Powers).* These portfolio managers are dual employees of Founders and The Boston Company, an affiliate of Founders. Their cash compensation is comprised primarily of a market-based salary and incentive compensation plans (annual and long term incentive). Funding for The Boston Company Annual Incentive Plan and Long Term Incentive Plan is through a pre-determined fixed percentage of overall company profitability. Therefore, all bonus awards are based initially on The Boston Company's financial performance. The portfolio managers are eligible to receive annual cash bonus awards from the Annual Incentive Plan. Annual incentive opportunities are pre-established for each individual, expressed as a percentage of base salary ("target awards"). Annual awards are determined by applying multiples to this target award (0-2 times target award represents a portfolio manager's range of opportunity) and are capped at a maximum range of incentive opportunity for the job category. Awards are 100% discretionary and regardless of performance will be subject to pool funding availability. Awards are paid in cash on an annual basis. A significant portion of the target opportunity awarded is based upon the one-year and three-year (weighted more heavily) pre-tax performance of the portfolio manager's accounts relative to the performance of the appropriate Lipper and Callan peer groups. Other factors considered in determining the award are individual qualitative performance and the asset size and revenue growth of the products managed.

For research analysts and other investment professionals, awards are distributed to the respective product teams (in the aggregate) based upon product performance relative to The Boston Company-wide performance measured on the same basis as described above. Further allocations are made to specific team members by the product portfolio manager based upon sector contribution and other qualitative factors.

All portfolio managers and analysts are also eligible to participate in The Boston Company Long Term Incentive Plan. This plan provides for an annual award, payable in cash after a three-year cliff vesting period. The value of the award increases during the vesting period based upon the growth in The Boston Company's net income (capped at 20% and with a minimum payout of the Mellon 3 year CD rate).

Fixed-income manager (Ms. Powers). Ms. Powers is a dual employee of Founders and Standish Mellon Asset Management Company LLC ("Standish Mellon"), an affiliate of Founders. Her cash compensation is comprised primarily of a market-based salary and an incentive compensation plan (annual and long-term incentive). Funding for the Standish Annual Incentive Plan and Long-Term Compensation Plan is through a pre-determined fixed percentage of overall Standish Mellon profitability. Therefore, all bonus awards are based initially on Standish Mellon performance. Investment professionals are eligible to receive annual cash bonus awards from the incentive compensation plan. Annual awards are granted in March, for the prior calendar year. Individual awards for investment professionals are discretionary, based on product performance relative to both benchmarks and peer comparisons and goals established at the beginning of each calendar year. Goals are to a substantial degree based on investment performance, including performance for one and three year periods. Also considered in determining individual awards are team participation and general contributions to Standish Mellon.

Ms. Powers also is eligible to participate in the Standish Mellon Long-Term Incentive Plan. This plan provides for an annual award, payable in deferred cash that cliff vests after 3 years, with an interest rate equal to the average year over year earnings growth of Standish Mellon (capped at 20% per year). Management has discretion with respect to actual participation.

Portfolio managers whose compensation exceeds certain levels may elect to defer portions of their base salaries and/or incentive compensation pursuant to Mellon Financial's elective deferred compensation plan.

Ownership of Securities.   The following information shows the beneficial ownership by each Fund portfolio manager in the Fund(s) they manage, as of December 31, 2006.

Remi J. Browne
International Equity	$10,001 - $50,000
Worldwide Growth	$10,001 - $50,000

Daniel E. Crowe
Mid-Cap Growth	$100,001 - $500,000

John W. Evers
Passport	None

John B. Jares
Balanced	None
Equity Growth	$100,001 - $500,000
Growth	$100,001 - $500,000
Worldwide Growth	None

Daniel B. LeVan
Passport	None

Catherine A. Powers
Balanced	None

Jeffrey R. Sullivan
International Equity	$10,001 - $50,000
Worldwide Growth	$10,001 - $50,000

B. Randall Watts, Jr.
Discovery	None

Distributor

Dreyfus Service Corporation, located at 200 Park Avenue, New York, New York 10166, serves as the Funds' distributor (the "Distributor") on a best efforts basis. Founders is a wholly-owned subsidiary of the Distributor.

The amounts retained on the sale of Fund shares by the Distributor from sales loads and contingent deferred sales charges ("CDSCs"), as applicable, with respect to

Class A, Class B, Class C and Class T shares, for the fiscal years ended December 31, 20065, 2005 and 2004 are set forth below.

| | Year ended December 31, | | |
	2006	2005	2004
Balanced			
Class A	$2,026	$1,081	$303
Class B	$7,554	$7,895	$6,150
Class C	$42	$2	$2
Class T	$1	$0	$41
Discovery			
Class A	$825	$243	$2,399
Class B	$18,182	$53,549	$67,480
Class C	$1,612	$1,127	$139
Class T	$20	$3	$8
Equity Growth			
Class A	$3,762	$1,232	$1,157
Class B	$3,061	$6,210	$8,955
Class C	$304	$2	$163
Class T	$1	$35	$0
Growth			
Class A	$1,812	$1,062	$622
Class B	$13,336	$34,881	$37,121
Class C	$67	$151	$80
Class T	$52	$9	$19
International Equity			
Class A	$1,435	$278	$94
Class B	$3,098	$9,781	$10,862
Class C	$2	$40	$85
Class T	$318	$0	$10
Mid-Cap Growth			
Class A	$32,446	$2,891	$572
Class B	$5,416	$2,219	$2,629
Class C	$599	$44	$269
Class T	$543	$0	$33
Passport			
Class A	$413	$5,945	$6,036
Class B	$13,286	$42,377	$60,309
Class C	$8,951	$5,578	$3,283

	Year ended December 31,		
	2006	**2005**	**2004**
Class T	$261	$0	$304
Worldwide Growth			
Class A	$296	$146	$1,546
Class B	$3,177	$3,988	$5,371
Class C	$649	$2	$19
Class T	$1	$0	$0

The provisions for the continuation, termination and assignment of the Funds' agreement with the Distributor are identical to those described above with regard to the investment advisory agreement.

The Distributor compensates certain financial institutions (which may include banks), securities dealers ("Selected Dealers") and other industry professionals (collectively, "Service Agents") for selling Class A and Class T shares of the Funds subject to a CDSC, and Class C shares of the Funds at the time of purchase from its own assets. The Distributor also compensated certain Service Agents for selling Class B shares at the time of purchase from its own assets when the Funds offered Class B shares; the Funds no longer offer Class B shares except in connection with a dividend reinvestment and permitted exchanges. The proceeds of the CDSC and fees pursuant to the Company's Class B, C and T Distribution Plan (as described below), in part, are used to defray the expenses incurred by the Distributor in connection with the sale of the applicable class of Fund shares. The Distributor also may act as a Service Agent and retain sales loads and CDSCs and Distribution Plan fees. For purchases of Class A and Class T shares of the Funds subject to a CDSC, the Distributor generally will pay Service Agents on new investments made through such Service Agents a commission of up to 1% of the amount invested. The Distributor generally will pay Service Agents 1% on new investments of Class C shares made through Service Agents and generally paid Service Agents 4% on new investments of Class B shares made through such Service Agents, of the net asset value of such shares purchase by their clients.

The Distributor may pay Service Agents that have entered into agreements with the Distributor a fee based on the amount invested through such Service Agents in Fund shares by employees participating in qualified or non-qualified employee benefit plans, including pension, profit-sharing and other deferred compensation plans, whether established by corporations, partnerships, non-profit entities or state and local governments ("Retirement Plans"), or other programs. The term "Retirement Plans" does not include IRAs, IRA "Rollover Accounts" or IRAs set up under a Simplified Employee Pension Plan ("SEP-IRAs"). Generally, the Distributor may pay such Service Agents a fee of up to 1.00% of the amount invested through the Service Agents. The Distributor, however, may pay Service Agents a higher fee and reserves the right to cease paying these fees at any time. The Distributor will pay such fees from its own funds, other than amounts received from the Funds, including past profits or any other source available to it. Sponsors of such Retirement Plans or the participants therein should consult their Service Agent for more information regarding any such fee payable to the Service Agent.

The Distributor may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the Funds or provide other services. Such payments are separate from any sales charges, 12b-1 fees, sub-transfer agency fees and/or shareholder services fees or other expenses paid by the Funds to those intermediaries. Because those payments are not made by you or the Funds, the Funds' total expense ratios will not be affected by any such payments. These additional payments may be made to Service Agents, including affiliates, that provide shareholder servicing, sub-administration, record-keeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the Service Agent. Cash compensation also may be paid from the Distributor's own resources to Service Agents for inclusion of a Fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, the Distributor also may provide cash or non-cash compensation to Service Agents or their representatives in the form of: occasional gifts; occasional meals, tickets, or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended. In some cases, these payments may create an incentive for a Service Agent or its employees to recommend or sell shares of a Fund to you. Please contact your Service Agent for details about any payments they may receive in connection with the sale of Fund shares or the provision of services to the Funds.

Transfer Agent and Custodian

Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, serves as the Funds' transfer and dividend disbursing agent (the "Transfer Agent"). The Transfer Agent is located at 200 Park Avenue, New York, New York 10166. Under a transfer agency agreement with the Company, the Transfer Agent arranges for the maintenance of shareholder account records for each Fund, the handling of certain communications between shareholders and the Funds, and the payment of dividends and distributions payable by the Funds. For these services, the Transfer Agent receives a monthly fee computed on the basis of the number of shareholder accounts it maintains for the Funds during the month, and is reimbursed for certain out-of-pocket expenses.

Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial, acts as the custodian (the "Custodian") of the Funds' investments, and is located at One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258. The Custodian has no part in determining the investment policies of the Funds or which securities are to be purchased or sold by the Funds. Under a custody agreement with the Funds, the Custodian holds the Funds' securities and keeps all necessary accounts and records. For its custody services, the Custodian receives a monthly fee based on the market value of each Fund's assets held in custody and receives certain securities transaction charges.

PURCHASE OF SHARES

General. Class A, Class C and Class T shares may be purchased only by clients of certain Service Agents, including the Distributor. Subsequent purchases may be sent directly to the Transfer Agent, or your Service Agent.

As of June 1, 2006 (the "Effective Date"), Class B shares of each Fund are offered only in connection with dividend reinvestment and exchanges of Class B shares of certain other funds advised by Founders or by Dreyfus, or shares of Dreyfus Worldwide Dollar Money Market Fund, Inc. held in an Exchange Account (as defined under "Shareholder Services – Fund Exchanges for Classes A, B, C, R and T") as a result of a previous exchange of Class B shares. No new or subsequent investments, including through automatic investment plans, are allowed in Class B shares of any Fund, except through dividend reinvestment and permitted exchanges. If you hold Class B shares and make a subsequent investment in Fund shares, unless you specify the Class of shares you wish to purchase, such subsequent investment will be made in Class A shares and will be subject to any applicable sales load. For Class B shares outstanding on the Effective Date and Class B shares acquired upon reinvestment of dividends, all Class B share attributes, including associated CDSC schedules, conversion to Class A features and Distribution Plan and Shareholder Services Plan fees, will continue in effect.

Class R shares are offered only to (i) bank trust departments and other financial service providers (including the Custodian and its affiliates) acting on behalf of their customers having a qualified trust or investment account or relationship at such institution, or to customers who have received and hold Class R shares of a Fund distributed to them by virtue of such an account or relationship, and (ii) institutional investors acting for themselves or in a fiduciary, advisory, agency, custodial or similar capacity for Retirement Plans and SEP-IRAs. Class R shares may be purchased for a Retirement Plan or SEP-IRA only by a custodian, trustee, investment manager or other entity authorized to act on behalf of such Retirement Plan or SEP-IRA. In addition, holders of Class R shares of a Fund who have held their shares since June 5, 2003 may continue to purchase Class R shares of the Fund for their existing accounts whether or not they would otherwise be eligible to do so. Institutions effecting transactions in Class R shares for the accounts of their clients may charge their clients direct fees in connection with such transactions.

Class F shares generally are offered only to persons or entities who have continuously maintained a Class F account with any Fund since December 30, 1999. These include, without limitation, customers of certain financial institutions which offer

Retirement Plan programs and which have had relationships with Founders and/or any Fund continuously since December 30, 1999. See the Class F Prospectus for more detailed information regarding eligibility to purchase Class F shares.

You will be charged a fee if an investment check is returned unpayable. The Company does not issue stock certificates.

The Company reserves the right to reject any purchase order. The Company will not establish an account for a "foreign financial institution," as that term is defined in Department of the Treasury rules implementing section 312 of the USA PATRIOT Act of 2001. Foreign financial institutions include: foreign banks (including foreign branches of U.S. depository institutions); foreign offices of U.S. securities broker-dealers, futures commission merchants, and mutual funds; non-U.S. entities that, if they were located in the United States, would be securities broker-dealers, futures commission merchants or mutual funds; and non-U.S. entities engaged in the business of a currency dealer or exchanger or a money transmitter.

When purchasing Fund shares, you must specify which Class is being purchased. Your Service Agent can help you choose the share class that is appropriate for your investment. The decision as to which Class of shares is most beneficial to you depends on a number of factors, including the amount and the intended length of your investment in the Fund. Please refer to the Funds' prospectuses for a further discussion of those factors.

In many cases, neither the Distributor nor the Transfer Agent will have the information necessary to determine whether a quantity discount or reduced sales charge is applicable to a purchase. You or your Service Agent must notify the Distributor whenever a quantity discount or reduced sales charge is applicable to a purchase and must provide the Distributor with sufficient information at the time of purchase to verify that each purchase qualifies for the privilege or discount.

Service Agents may receive different levels of compensation for selling different Classes of shares. Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in the Company's Prospectuses and this SAI and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees. As discussed under "Investment Adviser, Distributor and Other Service Providers – Distributor," Service Agents may receive revenue sharing payments from the Distributor. The receipt of such payments could create an incentive for a Service Agent to recommend or sell shares of a Fund instead of other mutual funds where such payments are not received. Please contact your Service Agent for details about any payments they may receive in connection with the sale of Fund shares or the provision of services to the Funds.

Except as stated below, the minimum initial investment for all Classes is $1,000, and the minimum subsequent investment is $100. However, with respect to Class F, the minimum initial investment for IRA and UGMA/UTMA accounts is $500, and there is no minimum required if you begin an automatic investment plan or payroll deduction program of $50 or more per month or per pay period. With respect to Classes A, C and T, the minimum initial investment is $750 for Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs and IRA "Rollover Accounts") and 403(b)(7) Plans with only one participant and $500 for Dreyfus-sponsored Education Savings Accounts, with no minimum for subsequent purchases. The initial investment must be accompanied by the Account Application. With respect to Classes A, B, C, R and T, for full-time or part-time employees of Founders or any of its affiliates or subsidiaries who elect to have a portion of their pay directly deposited into their Fund accounts, the minimum initial investment is $50. Fund shares are offered without regard to the minimum initial investment requirements to Board members of a Fund advised by Founders, including members of the Company's Board, who elect to have all or a portion of their compensation for serving in that capacity automatically invested in a Fund. The Company reserves the right to offer Fund shares without regard to minimum purchase requirements to employees participating in certain Retirement Plans or other programs where contributions or account information can be transmitted in a manner and form acceptable to the Company. The Company reserves the right to vary further the initial and subsequent investment minimum requirements at any time.

Founders' employees and their household family members may open accounts in Class F shares of a Fund with a minimum initial investment of $250. The minimum additional investment by such persons is $25. Subsequent investments for employees for all other Classes is $100. The Internal Revenue Code of 1986, as amended (the "Code"), imposes various limitations on the amount that may be contributed to certain Retirement Plans or government-sponsored programs. These limitations apply with respect to participants at the plan level and, therefore, do not directly affect the amount that may be invested in a Fund by a Retirement Plan or government-sponsored programs. Participants and plan sponsors should consult their tax advisers for details.

The minimum initial investment through an exchange for Class B shares of a Fund is $1,000. Subsequent exchanges for Class B shares of a Fund must be at least $500.

The Funds' (all Classes) minimum subsequent investment requirements will be waived on investments made through the Dreyfus Managed Assets Program or through other wrap account programs.

Class A, C, R and T shares also may be purchased through Dreyfus Automatic Asset Builder®, Dreyfus Payroll Savings Plan and Dreyfus Government Direct Deposit Privilege described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

Fund shares are sold on a continuous basis. Net asset value per share is determined as described under "Pricing of Shares."

If an order is received in proper form by the Transfer Agent or any other entity authorized to receive orders on behalf of the Company by the close of regular trading on the floor of the New York Stock Exchange (the "NYSE") (usually 4:00 p.m. Eastern time) on a day the NYSE is open, Fund shares will be purchased at the public offering price determined as of the close of trading on the floor of the NYSE on that day. Otherwise, Fund shares will be purchased at the public offering price determined as of the close of regular trading on the floor of the NYSE on the next day the NYSE is open, except where shares are purchased through a dealer as provided below.

Orders for the purchase of Fund shares received by dealers by the close of regular trading on the floor of the NYSE on a day the NYSE is open and transmitted to the Distributor or its designee by the close of its business day (usually 5:15 p.m. Eastern time) will be based on the public offering price per share determined as of the close of regular trading on the floor of the NYSE on that day. Otherwise, the orders will be based on the next determined public offering price. It is the dealer's responsibility to transmit orders so that they will be received by the Distributor or its designee before the close of its business day. For certain institutions that have entered into agreements with the Distributor, payment for the purchase of Fund shares may be transmitted, and must be received by the Transfer Agent, within three business days after the order is placed. If such payment is not received within three business days after the order is placed, the order may be canceled and the institution could be held liable for resulting fees and/or losses.

Federal regulations require that you provide a certified taxpayer identification number ("TIN") upon opening or reopening an account. See the Account Application for further information concerning this requirement. Failure to furnish a certified TIN to the Company could subject you to a $50 penalty imposed by the Internal Revenue Service.

Class A Shares. The public offering price for Class A shares of the Funds is the net asset value per share of that Class plus a sales load as shown below:

| | Total Sales Load* – Class A | | |
Amount of Transaction	As a % of offering price per share	As a % of net asset value per share	Dealers' Reallowance as a % of offering price
Less than $50,000	5.75	6.10	5.00
$50,000 to less than $100,000	4.50	4.70	3.75
$100,000 to less than $250,000	3.50	3.60	2.75
$250,000 to less than $500,000	2.50	2.60	2.25
$500,000 to less than $1,000,000	2.00	2.00	1.75
$1,000,000 or more	-0-	-0-	-0-

* Due to rounding, the actual sales load you pay may be more or less than that calculated using these percentages.

A contingent deferred sales charge ("CDSC") of 1% will be assessed at the time of redemption of Class A shares purchased without an initial sales charge as part of an investment of at least $1,000,000 and redeemed within one year of purchase. The Distributor may pay Service Agents an up-front commission of up to 1% of the net asset value of Class A shares purchased by their clients as part of a $1,000,000 or more investment in Class A shares that are subject to a CDSC. See "Investment Adviser, Distributor and Other Service Providers – Distributor".

Class B Shares. Class B shares of each Fund are offered only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds. The public offering price for such Class B shares is the net asset value per share of the Class. No initial sales charge is imposed at the time of dividend reinvestment or exchange. A CDSC is imposed, however, on certain redemptions of Class B shares as described in the relevant Fund's Prospectus and in this SAI under "Redemption of Shares – Contingent Deferred Sales Charge – Class B Shares."

Approximately six years after the date of purchase, Class B shares automatically will convert to Class A shares, based on the relative net asset values for shares of each such Class. Class B shares of a Fund that have been acquired through the Fund's reinvestment of dividends and distributions will be converted on a pro rata basis together with other Class B shares, in the proportion that a shareholder's Class B shares converting to Class A shares bears to the total Class B shares held by the shareholder not acquired through the reinvestment of the Fund's dividends and distributions.

Class C Shares. The public offering price for Class C shares is the net asset value per share of that Class.   No initial sales charge is imposed at the time of purchase.   A CDSC is imposed, however, on redemptions of Class C shares made within the first year of purchase. See "Redemption of Shares – Contingent Deferred Sales Charge – Class C Shares."

Class F and Class R Shares. The public offering price for Class F and Class R shares is the net asset value per share of the respective Class.

Class T Shares.   The public offering price for Class T shares is the net asset value per share of that Class plus a sales load as shown below:

	Total Sales Load* – Class T		
Amount of Transaction	As a % of offering price per share	As a % of net asset value per share	Dealers' Reallowance as a % of offering price
Less than $50,000	4.50	4.70	4.00
$50,000 to less than $100,000	4.00	4.20	3.50
$100,000 to less than $250,000	3.00	3.10	2.50
$250,000 to less than $500,000	2.00	2.00	1.75
$500,000 to less than $1,000,000	1.50	1.50	1.25
$1,000,000 or more	-0-	-0-	-0-

* Due to rounding, the actual sales load you pay may be more or less than that calculated using these percentages.

A CDSC of 1.00% will be assessed at the time of redemption of Class T shares purchased without an initial sales charge as part of an investment of at least $1,000,000 and redeemed within one year of purchase. The Distributor may pay Service Agents an amount up to 1% of the net asset value of Class T shares purchased by their clients that are subject to a CDSC.   See "Investment Adviser, Distributor and Other Service Providers – Distributor." Because the expenses associated with Class A shares will be lower than those associated with Class T shares, purchasers investing $1,000,000 or more in a Fund will generally find it beneficial to purchase Class A shares rather than Class T shares.

Dealer Reallowance -- Class A and Class T Shares.   The dealer reallowance provided with respect to Class A and Class T shares may be changed from time to time but will remain the same for all dealers.

<u>Class A or Class T Shares Offered at Net Asset Value</u>. Full-time employees of NASD member firms and full-time employees of other financial institutions which have entered into an agreement with the Distributor pertaining to the sale of Fund shares (or which otherwise have a brokerage related or clearing arrangement with an NASD member firm or financial institution with respect to the sale of such shares) may purchase Class A shares for themselves directly or pursuant to an employee benefit plan or other program (if Fund shares are offered to such plans or programs), or for their spouses or minor children, at net asset value without a sales load, provided they have furnished the Distributor with such information as it may request from time to time in order to verify eligibility for this privilege. This privilege also applies to full-time employees of financial institutions affiliated with NASD member firms whose full-time employees are eligible to purchase Class A shares at net asset value. In addition, Class A shares are offered at net asset value to full-time or part-time employees of Founders or any of its affiliates or subsidiaries, members of Founders' Board of Managers, members of the Company's Board, members of the board of directors/trustees of any fund managed by an affiliate of Founders, or the spouse or minor child of any of the foregoing. This policy enables persons who are involved in the management, distribution or oversight of the Funds to have ownership stakes in the Funds if they so desire without the necessity of paying a sales load.

Class A and Class T shares are offered at net asset value without a sales load to employees participating in Retirement Plans. Class A and Class T shares also may be purchased (including by exchange) at net asset value without a sales load for Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from a Retirement Plan or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a Retirement Plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Rollover Account in the Fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the Fund at net asset value in such account.

Class A shares may be purchased at net asset value without a sales load:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Founders-managed Fund or a Dreyfus-managed fund since on or before February 28, 2006;

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in a Fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in a Fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the Fund at net asset value, whether or not using the proceeds of the employment-related stock options;

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor;

- Through certain broker-dealers and other financial institutions which have entered into an agreement with the Distributor, which includes a requirement that such shares be sold for the benefit of clients participating in a "wrap account" or a similar program under which such clients pay a fee to such broker-dealer or other financial institution; and

Subject to appropriate documentation, by (i) qualified separate accounts maintained by an insurance company pursuant to the laws of any State or territory of the United States, (ii) a State, county or city or instrumentality thereof, (iii) a charitable organization (as defined in Section 501(c)(3) of the Code) investing $50,000 or more in Fund shares, and (iv) a charitable remainder trust (as defined in Section 501(c)(3) of the Code).

Sales Loads -- Class A and Class T Shares. The scale of sales loads applies to purchases of Class A and Class T shares made by any "purchaser," which term includes an individual and/or spouse purchasing securities for his, her or their own account or for the account of any minor children, or a trustee or other fiduciary purchasing securities for a single trust estate or a single fiduciary account (including a pension, profit-sharing or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Code) although more than one beneficiary is involved; or a group of accounts established by or on behalf of the employees of an employer or affiliated employers pursuant to an employee benefit plan or other program (including accounts established pursuant to Sections 403(b), 408(k) and 457 of the Code); or an organized group which has been in existence for more than six months, provided that it is not organized for the purpose of buying redeemable securities of a registered investment company and provided that the purchases are made through a central administration or a single dealer, or by other means which result in economy of sales effort or expense.

Set forth below is an example of the method of computing the offering price of each Fund's Class A shares. Each example assumes a purchase of Class A shares aggregating less than $50,000, subject to the schedule of sales charges set forth above at a price based upon the net asset value of the Fund's Class A shares on December 31, 2006. Actual offering price may differ from the offering price listed in the table.

Fund	Net Asset Value per Share	Per Share Sales Charge – 5.75% of offering price (6.10% of net asset value per share)	Per Share Offering Price to the Public
Balanced	$9.20	$0.56	$9.76
Discovery	$30.09	$1.84	$31.93
Equity Growth	$5.72	$0.35	$6.07
Growth	$12.34	$0.75	$13.09
International Equity	$16.70	$1.02	$17.72
Mid-Cap Growth	$5.80	$0.35	$6.15
Passport	$26.22	$1.60	$27.82
Worldwide Growth	$16.91	$1.03	$17.94

Set forth below is an example of the method of computing the offering price of each Fund's Class T shares. Each example assumes a purchase of Class T shares aggregating less than $50,000 subject to the schedule of sales charges set forth above at a price based upon the net asset value of the Fund's Class T shares on December 31, 2006. Actual offering price may differ from the offering price listed in the table.

Fund	Net Asset Value per Share	Per Share Sales Charge – 4.50% of offering price (4.70% of net asset value per share)	Per Share Offering Price to the Public
Balanced	$9.47	$0.45	$9.92
Discovery	$29.21	$1.38	$30.59
Equity Growth	$5.45	$0.26	$5.71
Growth	$11.78	$0.56	$12.34
International Equity	$16.62	$0.78	$17.40
Mid-Cap Growth	$5.44	$0.26	$5.70
Passport	$24.90	$1.17	$26.07
Worldwide Growth	$15.79	$0.74	$16.53

Right of Accumulation -- Class A and Class T Shares. Reduced sales loads apply to any purchase of Class A and Class T shares by you and any related "purchaser" as defined above, where the aggregate investment including such purchase is $50,000 or more. If, for example, you previously purchased and still hold Class A and Class T shares of a Fund, or shares of certain other funds advised by Dreyfus or Founders which are subject to a sales load or shares acquired by a previous exchange of such shares (hereinafter referred to as "Eligible Funds"), or combination thereof, with an aggregate current market value of $40,000 and subsequently purchase Class A or

Class T shares of such Fund having a current value of $20,000, the sales load applicable to the subsequent purchase would be reduced to 4.50% of the offering price in the case of Class A shares, or 4.00% of the offering price in the case of Class T shares. All present holdings of Eligible Funds may be combined to determine the current offering price of the aggregate investment in ascertaining the sales load applicable to each subsequent purchase.

To qualify for reduced sales loads, at the time of purchase you or your Service Agent must notify the Distributor if orders are made by wire, or the Transfer Agent if orders are made by mail. The reduced sales load is subject to confirmation of your holdings through a check of appropriate records.

Dreyfus TeleTransfer Privilege. You may purchase Fund shares (except Class B shares) by telephone or online if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and your Fund account, which will subject the purchase order to a processing delay. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House member may be so designated.

Dreyfus TeleTransfer purchase orders may be made at any time. If purchase orders are received by 4:00 p.m. Eastern time, on any day that the Transfer Agent and the NYSE are open for regular business, Fund shares will be purchased at the public offering price determined on the next bank regular business day following such purchase order. If purchase orders are made after 4:00 p.m. Eastern time, on any day the Transfer Agent and the NYSE are open for regular business, or on Saturday, Sunday or any Fund holiday (e.g., when the NYSE is not open for business), Fund shares will be purchased at the public offering price determined on the second bank business day following such purchase order. To qualify to use Dreyfus TeleTransfer Privilege, the initial payment for purchase of shares must be drawn on, and redemption proceeds paid to, the same bank and account as are designated on the Account Application or Shareholder Services Form on file. If the proceeds of a particular redemption are to be sent to an account at any other bank, the request must be in writing and signature-guaranteed. See "Redemption of Shares – Dreyfus TeleTransfer Privilege."

Reopening an Account. You may reopen an account with a minimum investment of $100 without filing a new Account Application during the calendar year the account is closed or during the following calendar year, provided the information on the old Account Application is still applicable.

DISTRIBUTION PLANS AND SHAREHOLDER SERVICES PLAN

Class B, Class C, Class F and Class T shares are each subject to a Distribution Plan and Class A, Class B, Class C, and Class T shares are each subject to a Shareholder Services Plan.

Distribution Plans

Class B, Class C and Class T Shares. Rule 12b-1 (the "Rule") adopted by the SEC under the 1940 Act provides, among other things, that an investment company may bear expenses of distributing its shares only pursuant to a plan adopted in accordance with the Rule. The Company's Board has adopted such a plan with respect to the Funds' Class B, Class C and Class T shares (the "Class B, C and T Distribution Plan") pursuant to which each such Fund pays the Distributor for distributing its Class B and Class C shares for a fee at the annual rate of 0.75% of the value of the average daily net assets of Class B and Class C shares of such Fund, respectively, and pays the Distributor for distributing its Class T shares for a fee at the annual rate of 0.25% of the value of the average daily net assets of Class T shares of such Fund. The Distributor may pay one or more Service Agents in respect of advertising, marketing and other distribution services for Class B, Class C and Class T shares, and determines the amounts, if any, to be paid to Service Agents and the basis on which such payments are made. The Company's Board believes that there is a reasonable likelihood that the Class B, C and T Distribution Plan will benefit the Company and holders of its Class B, Class C and Class T shares, respectively.

The table below lists the total amounts paid by each Fund to the Distributor pursuant to the Class B, C and T Distribution Plan for the fiscal year ended December 31, 2006.

Fund	Fiscal Year Ended December 31, 2006		
	Class B	Class C	Class T
Balanced	$4,347	$1,373	$125
Discovery	$52,818	$28,343	$704
Equity Growth	$8,525	$17,569	$31
Growth	$42,782	$10,084	$173
International Equity	$10,757	$4,604	$415
Mid-Cap Growth	$14,169	$19,862	$142
Passport	$47,580	$55,386	$1,260
Worldwide Growth	$9,594	$2,443	$79

Class F Shares. The Company also has adopted a plan pursuant to the Rule with respect to the Class F shares (the "Class F Distribution Plan") of all Funds. Pursuant to the Class F Distribution Plan, each Fund pays for distribution and related services at an annual rate that may be less than, but that may not exceed, 0.25% of the average daily net assets of Class F shares of that Fund. These fees may be used to pay directly, or to reimburse the Distributor for paying, expenses in connection with distribution of the Funds' Class F shares and related activities including: preparation, printing and mailing of prospectuses, reports to shareholders (such as semiannual and annual reports, performance reports and newsletters), sales literature and other promotional material to prospective investors; direct mail solicitation; advertising; public relations; compensation of sales personnel, brokers, financial planners, or others for their assistance with respect to the distribution of the Funds' Class F shares, including compensation for such services to personnel of Founders or of affiliates of Founders; providing payments to any financial intermediary for shareholder support, administrative, and accounting services with respect to the Class F shareholders of the Fund; and such other expenses as may be approved from time to time by the Company's Board of Directors and as may be permitted by applicable statute, rule or regulation.

Payments under the Class F Distribution Plan may be made only to reimburse expenses paid during a rolling twelve-month period, subject to the annual limitation of 0.25% of average daily net assets. Any reimbursable expenses paid in excess of this limitation are not reimbursable and will be borne by the Distributor. As of December 31, 2006, the Distributor had paid the following distribution-related expenses on behalf of the Funds, which had not been reimbursed pursuant to the Class F Distribution Plan:

Fund	Amount	% of Average Net Assets
Balanced	$106,537.87	0.16%
Discovery	$7,327.54	0.00%
Equity Growth	$(8,349.27)	0.00%
Growth	$49,969.56	0.02%
International Equity	$846.45	0.00%
Mid-Cap Growth	$4,051.13	0.00%
Passport	$13,174.81	0.01%
Worldwide Growth	$32,367.09	0.06%
TOTAL	$205,925.18	

During the fiscal year ended December 31, 2006, the Distributor expended the following amounts in marketing the Class F shares of the Funds pursuant to the Class F Distribution Plan: advertising, $0; printing and mailing of prospectuses to other than current shareholders, $48,325; payment of compensation to third parties for distribution and shareholder support services, $1,309,465; and online, sales literature and other communications, $333,700. The Distributor was reimbursed for these amounts under the Plan.

Provisions Applicable to All Classes. The benefits that the Board believes are reasonably likely to flow to the Funds and their shareholders under the Distribution Plans include, but are not limited to: (1) enhanced marketing efforts which, if successful, may result in an increase in net assets through the sale of additional shares, thereby providing greater resources to pursue the Funds' investment objectives; (2) increased name recognition for the Funds within the mutual fund industry, which may help instill and maintain investor confidence; (3) positive cash flow into the Funds, and the retention of existing assets, which assists in portfolio management; (4) the positive effect which increased Fund assets could have on revenues could allow Founders and/or its affiliates that provide services to the Funds to acquire and retain talented employees who desire to be associated with a growing organization; (5) the positive effect which increased Fund assets could have on the Distributor's revenues could allow the Distributor to have greater resources to make the financial commitments necessary to continue to improve the quality and level of shareholder services; and (6) increased Fund assets may result in reducing each shareholder's share of certain expenses through economies of scale, such as by exceeding breakpoints in the advisory fee schedules and allocating fixed expenses over a larger asset base (or, viewed another way, the failure to retain existing assets could result in the reduction or loss of current economies of scale).

Payments made by a particular Fund Class under a Distribution Plan may not be used to finance the distribution of shares of any other Fund Class. In the event that an expenditure may benefit more than one Fund Class, it is allocated among the applicable Fund Classes on an equitable basis.

A quarterly report of the amounts expended under each Distribution Plan, and the purposes for which such expenditures were incurred, must be made to the Board for its review. In addition, each Distribution Plan provides that it may not be amended to increase materially the costs which holders of the Company's Class B, Class C, Class F or Class T shares of any Fund may bear pursuant to the respective Distribution Plan without the approval of the respective holders of such shares and that other material amendments of the Distribution Plans must be approved by the Company's Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Company and have no direct or indirect financial interest in the operation of the Distribution Plans or in any agreements entered into in connection with the Distribution Plans, by vote cast in person at a meeting called for the purpose of considering such amendments.

Each Distribution Plan is subject to annual approval by the Company's Board of Directors, by such vote cast in person at a meeting called for the purpose of voting on the Distribution Plan. Each Distribution Plan was approved and renewed on August 10, 2006 by the Board, including all of the Independent Directors, for the period ending August 31, 2007. As to the relevant Class of shares of any Fund, the Distribution Plan may be terminated at any time by vote of a majority of the Board members who are not "interested persons" and have no direct or indirect financial interest in the operation of the Distribution Plan or in any agreements entered into in connection with the Distribution Plan or by vote of the holders of a majority of such Class of shares of such Fund.

So long as any Distribution Plan is in effect for any Class of shares of any Fund, the selection and nomination of persons to serve as independent directors of the Company shall be committed to the Independent Directors then in office at the time of such selection or nomination.

Shareholder Services Plan

The Company has adopted a Shareholder Services Plan with respect to the Funds' Class A, Class B, Class C and Class T shares (the "Shareholder Services Plan"). Under the Shareholder Services Plan, each Fund's Class A, Class B, Class C and Class T shares pays the Distributor a fee at the annual rate of 0.25% of the value of the average daily net assets of the respective Class for the provision of certain services to the holders of shares of that Class. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of such shareholder accounts. Under the Shareholder Services Plan, the Distributor may make payments to Service Agents in respect of these services.

A quarterly report of the amounts expended under the Shareholder Services Plan, and the purposes for which such expenditures were incurred, must be made to the Board for its review. In addition, the Shareholder Services Plan provides that material amendments must be approved by the Company's Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Company and have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. The Shareholder Services Plan is subject to annual approval by such vote cast in person at a meeting called for the purpose of voting on the Shareholder Services Plan. The Shareholder Services Plan was initially approved by the Board at a meeting on August 13, 1999 and was renewed on August 10, 2006 by the Board, including all of the Independent Directors, for the period ending August 31, 2007. As to the relevant Class of shares of any Fund, the Shareholder Services Plan is terminable at any time by vote of a majority of the Board members who are not "interested persons" and who have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan.

Set forth below are the total amounts paid by each Fund pursuant to the Shareholder Services Plan to the Distributor, for the Fund's fiscal year ended December 31, 2006:

Fund	Total Amount Paid Pursuant to Shareholder Services Plan
Balanced	
Class A	$4,699
Class B	$1,762
Class C	$457
Class T	$125
Discovery	
Class A	$116,005
Class B	$17,606
Class C	$9,447
Class T	$704
Equity Growth	
Class A	$5,065
Class B	$2,842
Class C	$5,856
Class T	$31
Growth	
Class A	$21,910
Class B	$14,261
Class C	$3,361
Class T	$173
International Equity	
Class A	$70,032
Class B	$3,586
Class C	$1,534
Class T	$415
Mid-Cap Growth	
Class A	$33,613
Class B	$4,723
Class C	$6,621
Class T	$142

Fund	Total Amount Paid Pursuant to Shareholder Services Plan
Passport	
Class A	$77,034
Class B	$15,860
Class C	$18,462
Class T	$1,260
Worldwide Growth	
Class A	$2,897
Class B	$3,198
Class C	$814
Class T	$79

REDEMPTION OF SHARES

General. Each Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the SEC. (We consider redemptions to be received in good order upon receipt of the required documents as described in the applicable Prospectus.) However, if you have purchased Class A, C, R or T shares by check, by Dreyfus TeleTransfer privilege or through Dreyfus-Automatic Asset Builder® and subsequently submit a written redemption request to the Transfer Agent, the Fund may delay sending the redemption proceeds for up to eight business days after the purchase of such shares. In addition, the Fund will reject requests to redeem shares by wire, telephone, online or pursuant to the Dreyfus TeleTransfer Privilege for a period of up to eight business days after receipt by the Transfer Agent of the purchase check, the Dreyfus TeleTransfer purchase or the Dreyfus-Automatic Asset Builder® order against which such redemption is requested. These procedures will not apply if your shares were purchased by wire payment, or if you otherwise have a sufficient collected balance in your account to cover the redemption request. Fund shares will not be redeemed until the Transfer Agent has received your Account Application. Similar restrictions for redemptions of Class F shares are described in the Class F Prospectus.

If you hold Fund shares of more than one Class, any request for redemption must specify the Class of shares being redeemed. If you fail to specify the Class of shares to be redeemed, or if you own fewer shares of the Class than specified to be redeemed, the redemption request may be delayed until the Transfer Agent receives further instructions from you or your Service Agent.

The Funds impose no charges (other than any applicable CDSC) when shares are redeemed, although a $6 fee will be assessed for wire redemptions of Class F shares. Service Agents may charge their clients a fee for effecting redemptions of Fund shares. The value of the shares redeemed may be more or less than their original cost, depending upon the applicable Fund's then-current net asset value.

Contingent Deferred Sales Charge -- Class B Shares. A CDSC payable to the Distributor is imposed on any redemption of Class B shares which reduces the current net asset value of your Class B shares to an amount which is lower than the dollar amount of all payments by you for the purchase of Class B shares of the applicable Fund held by you at the time of redemption. No CDSC will be imposed to the extent that the net asset value of the Class B shares redeemed does not exceed (i) the current net asset value of Class B shares of the applicable Fund acquired through reinvestment of dividends or capital gain distributions, plus (ii) increases in the net asset value of your Class B shares of that Fund above the dollar amount of all your payments for the purchase of Class B shares of that Fund held by you at the time of redemption.

If the aggregate value of the Class B shares of a Fund that are redeemed has declined below their original cost as a result of the Fund's performance, any CDSC which is applicable will be applied to the then-current net asset value rather than the purchase price.

In circumstances where the CDSC is imposed, the amount of the charge will depend on the number of years from the time you purchased the Class B shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchase of Class B shares, all payments during a month will be aggregated and deemed to have been made on the first day of the month.

The following table sets forth the rates of the CDSC for Class B shares:

Year Since Purchase Payment Was Made	CDSC as a % of Amount Invested or Redemption Proceeds (whichever is less)
First..............................	4.00
Second........................	4.00
Third............................	3.00
Fourth	3.00
Fifth.............................	2.00
Sixth............................	1.00

In determining whether a CDSC is applicable to a redemption from a Fund, the calculation will be made in a manner that results in the lowest possible rate. It will be assumed that the redemption is made first of amounts representing shares acquired pursuant to the reinvestment of dividends and distributions; then of amounts representing the increase in net asset value of Class B shares above the total amount of payments for the purchase of Class B shares made during the preceding six years; and finally, of amounts representing the cost of shares held for the longest period of time.

For example, assume an investor purchased 100 shares of a Fund at $10 per share for a cost of $1,000. Subsequently, the shareholder acquired five additional shares through dividend reinvestment. During the second year after the purchase the investor decided to redeem $500 of the investment. Assuming at the time of the redemption the Fund's net asset value had appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at $12 per share). The CDSC would not be applied to the value of the reinvested dividend shares and the amount which represents appreciation ($260). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 4% (the applicable rate in the second year after purchase) for a total CDSC of $9.60.

Contingent Deferred Sales Charge -- Class C Shares. A CDSC of 1% is paid to the Distributor on any redemption of Class C shares within one year of the date of purchase. The basis for calculating the payment of any such CDSC will be the method used in calculating the CDSC for Class B shares. See "Contingent Deferred Sales Charge--Class B Shares" above.

Waiver of CDSC. The CDSC may be waived in connection with (a) redemptions made within one year after the death or disability, as defined in Section 72(m)(7) of the Code, of the shareholder, (b) redemptions by employees participating in Retirement Plans, (c) redemptions as a result of a combination of any investment company with a Fund by merger, acquisition of assets or otherwise, (d) a distribution following retirement under a tax-deferred retirement plan or upon attaining age 70½ in the case of an IRA or Keogh plan or custodial account pursuant to Section 403(b) of the Code, and (e) redemptions pursuant to the Automatic Withdrawal Plan, as described below. If the Company's Board determines to discontinue the waiver of the CDSC, the disclosure herein will be revised appropriately. Any Fund shares subject to a CDSC which were purchased prior to the termination of such waiver will have the CDSC waived as provided in the applicable Prospectus or this SAI at the time of the purchase of such shares.

To qualify for a waiver of the CDSC, at the time of redemption you or your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your entitlement.

Redemption Through a Selected Dealer. If you are a customer of a Selected Dealer, you may make redemption requests to your Selected Dealer. If the Selected Dealer transmits the redemption request so that it is received by the Transfer Agent prior to the close of regular trading on the floor of the NYSE (usually 4:00 p.m. Eastern time), on a day the NYSE is open for regular business, the redemption request will be effective on that day. If a redemption request is received by the Transfer Agent after the close of regular trading on the floor of the NYSE, the redemption request will be effective on the next business day. It is the responsibility of the Selected Dealer to transmit a request so that it is received in a timely manner. The proceeds of the redemption are credited to your account with the Selected Dealer. See "Purchase of Shares" for a discussion of additional conditions or fees that may be imposed upon redemption.

In addition, the Distributor or its designee will accept orders from Selected Dealers with which the Distributor has sales agreements for the repurchase of shares held by shareholders. Repurchase orders received by dealers by the close of regular trading on the floor of the NYSE on any business day and transmitted to the Distributor or its designee prior to the close of its business day (usually 5:15 p.m. Eastern time) are effected at the price determined as of the close of regular trading on the floor of the NYSE on that day. Otherwise, the shares will be redeemed at the next determined net asset value. It is the responsibility of the Selected Dealer to transmit orders on a timely basis. The Selected Dealer may charge the shareholder a fee for executing the order. This repurchase arrangement is discretionary and may be withdrawn at any time.

Reinvestment Privilege. Upon written request, you may reinvest up to the number of Class A or Class T shares you have redeemed, within 45 days of redemption, at the then-prevailing net asset value without a sales load, or reinstate your account for the purpose of exercising Fund Exchanges. Upon reinstatement, if such shares were subject to a CDSC, your account will be credited with an amount equal to the CDSC previously paid upon redemption of the shares reinvested. The Reinvestment Privilege may be exercised only once.

Wire Redemption Privilege. By using this privilege for Class A, B, C, R or T shares, you authorize the Transfer Agent to act on telephone, letter or online redemption instructions from any person representing himself or herself to be you, or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. Ordinarily, the Company will initiate payment for shares redeemed pursuant to this privilege on the next business day after receipt by the Transfer Agent of the redemption request in proper form. Redemption proceeds ($1,000 minimum) will be transferred by Federal Reserve wire only to the commercial bank account you have specified on the Account Application or Shareholder Services Form, or to a correspondent bank if your bank is not a member of the Federal Reserve System. Fees ordinarily are imposed by such bank and borne by the investor. Immediate notification by the correspondent bank to your bank is necessary to avoid a delay in crediting the funds to your bank account.

To change the commercial bank or account designated to receive wire redemption proceeds, a written request must be sent to the Transfer Agent. This request must be signed by each shareholder, with each signature guaranteed as described below under "Signatures."

Dreyfus TeleTransfer Privilege. You may request by telephone or online that redemption proceeds be transferred between your Fund account and your bank account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House ("ACH") member may be designated. You should be aware that if you have selected the Dreyfus TeleTransfer Privilege, any request for a TeleTransfer transaction will be effected through the ACH system unless more prompt transmittal specifically is requested. Redemption proceeds will be on deposit in your account at an ACH member bank ordinarily two business days after receipt of the redemption request. See "Purchase of Shares – Dreyfus TeleTransfer Privilege."

Signatures. (For Class A, B, C, R and T shares; signature requirements for Class F shares are described in the Class F Prospectus.) Any certificates representing Fund shares to be redeemed must be submitted with the redemption request. Written redemption requests must be signed by each shareholder, including each holder of a joint account, and each signature must be guaranteed. Signatures on endorsed certificates submitted for redemption also must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies, and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Program. Guarantees must be signed by an authorized signatory of the guarantor and "Signature Guaranteed" must appear with the signature. The Transfer Agent may request additional documentation from corporations, executors, administrators, trustees or guardians, and may accept other suitable verification arrangements from foreign investors, such as consular verification. For more information with respect to signature guarantees, please call one of the telephone numbers listed on the cover.

Redemption Commitment; Redemptions in Kind. Each Fund has committed itself to pay in cash all redemption requests by any shareholder of record, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the value of the Fund's net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the SEC. In the case of requests for redemption in excess of such amount from any Fund, the Board of Directors reserves the right to make payments in whole or in part in securities or other assets of the Fund in case of an emergency or any time a cash distribution would impair the liquidity of the Fund to the detriment of the existing shareholders. In addition, the Board of Directors has adopted "Investment Company Act Section 17(a) Affiliate Redemption in Kind Conditions and Procedures." Under these procedures, a Fund may satisfy redemption requests from a shareholder who may be deemed to be an affiliated person of the Fund by means of an in-kind distribution of the Fund's portfolio securities, subject to certain conditions. In the event of any redemption in kind, the securities distributed to the redeeming shareholder would be valued in the same manner as the Fund's portfolio is valued. If the recipient sold such securities, brokerage charges would be incurred.

Suspension of Redemptions. The right of redemption may be suspended or the date of payment postponed (a) during any period when the NYSE is closed (other than customary weekend and holiday closings), (b) when the SEC determines that trading in the markets a Fund ordinarily utilizes is restricted, or when an emergency exists as determined by the SEC so that disposal of the Fund's investments or determination of its net asset value is not reasonably practicable, or (c) for such other periods as the SEC by order may permit to protect the Funds' shareholders.

Transactions through Third Parties. The Company has authorized a number of brokers and other financial services companies to accept orders for the purchase and redemption of Fund shares. Certain of such companies are authorized to designate other intermediaries to accept purchase and redemption orders on the Company's behalf. In certain of these arrangements, the Company will be deemed to have received a purchase or redemption order when an authorized company or, if applicable, its authorized designee, accepts the order. In such cases, the customer's order will be priced at the public offering price of the applicable Fund next determined after the order is accepted by the company or its authorized designee.

SHAREHOLDER SERVICES

Fund Exchanges for Classes A, B, C, R and T. You may purchase, in exchange for shares of Classes A, B, C, R and T of any Fund, shares of the same Class of any other Fund or Dreyfus Premier fund. Shares of each Class of a Fund also may be exchanged for shares of certain other funds managed or administered by Dreyfus and, with respect to Class T shares of a Fund, Class A shares of certain Dreyfus Premier fixed-income funds, to the extent such shares are offered for sale in your state of residence. Shares of other funds purchased by exchange will be purchased on the basis of relative net asset value per share as follows:

A.   Exchanges for shares of funds that are offered without a sales load will be made without a sales load.

B.   Shares of Funds purchased without a sales load may be exchanged for shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C.   Shares of Funds purchased with a sales load may be exchanged without a sales load for shares of other funds sold without a sales load.

D.   Shares of Funds purchased with a sales load, shares of Funds acquired by a previous exchange from shares purchased with a sales load, and additional shares acquired through reinvestment of dividends or distributions of any such Funds (collectively referred to herein as "Purchased Shares") may be exchanged for shares of other funds sold with a sales load (referred to herein as "Offered Shares"), provided that, if the sales load applicable to the Offered Shares exceeds the maximum sales load that could have been imposed in connection with the Purchased Shares (at the time the Purchased Shares were acquired), without giving effect to any reduced loads, the difference may be deducted.

E.   Shares of Funds subject to a CDSC that are exchanged for shares of another Fund will be subject to the higher applicable CDSC of the two Funds and, for purposes of calculating CDSC rates and conversion periods, if any, will be deemed to have been held since the date the shares being exchanged were initially purchased.

To accomplish an exchange under Item D above, you or your Service Agent must notify the Transfer Agent of your prior ownership of such Class A or Class T Fund shares and your account number.

As of the Effective Date, you also may exchange your Class B shares for Class B shares of General Money Market Fund, Inc. (the "General Fund"), a money market fund advised by Dreyfus. The shares so purchased will be held in a special account created solely for this purpose ("Exchange Account"). Exchanges of shares from an Exchange Account only can be made into Class B shares of the Funds or the Dreyfus Premier Family of Funds. No CDSC is charged when an investor exchanges into an Exchange Account; however, the applicable CDSC will be imposed when shares are redeemed from an Exchange Account or other applicable fund account. Upon redemption, the applicable CDSC will be calculated taking into account the time such shares were held in the General Fund's Exchange Account. In addition, the time Class B shares are held in the General Fund's Exchange Account will be taken into account for purposes of calculating when such shares convert to Class A shares. If your Class B shares are held in the General Fund's Exchange Account at the time such shares are scheduled to convert to Class A shares, you will receive Class A shares of the General Fund. Prior to the Effective Date, shareholders were permitted to exchange their Class B shares for shares of Dreyfus Worldwide Dollar Money Market Fund, Inc. ("Worldwide Dollar Fund"), and such shares were held in an Exchange Account. Shareholders who held shares of Worldwide Dollar Fund in an Exchange Account on the Effective Date may continue to hold those shares and upon redemption from the Exchange Account or other applicable fund account, the applicable CDSC and conversion to Class A schedule will be calculated without regard to the time such shares were held in Worldwide Dollar Fund's Exchange Account. Exchanges of shares from an Exchange Account in Worldwide Dollar Fund only can be made into Class B shares of the Funds, funds in the Dreyfus Premier Family of Funds, and the General Fund. See "Redemption of Shares." Redemption proceeds for Exchange Account shares are paid by Federal wire or check only. Exchange Account shares also are eligible for the Dreyfus Auto-Exchange Privilege and the Automatic Withdrawal Plan, as described below.

To request an exchange of Class A, B, C, R or T shares, you or your Service Agent acting on your behalf must give exchange instructions to the Transfer Agent in writing, by telephone or online. The ability to issue exchange instructions by telephone or online is given to all Fund shareholders automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this privilege. By using this Privilege, you authorize the Transfer Agent to act on online and telephonic instructions (including over the Dreyfus Express® voice response telephone system) from any person representing himself or herself to be you or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. Exchanges may be subject to limitations as to the amount involved or the number of exchanges permitted. Shares issued in certificate form are not eligible for telephone or online exchange. No fees currently are charged shareholders directly in connection with exchanges, although the Company reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal administrative fee in accordance with rules promulgated by the SEC.

To establish a personal retirement plan by exchange, shares of the Fund being exchanged must have a value of at least the minimum initial investment required for the Fund into which the exchange is being made.

Exchanges of Class R shares held by a Retirement Plan may be made only between the investor's Retirement Plan account in one Fund and such investor's Retirement Plan account in another Fund.

During times of drastic economic or market conditions, the Company may suspend Fund Exchanges temporarily without notice and treat exchange requests based on their separate components – redemption orders with a simultaneous request to purchase the other fund's shares. In such a case, the redemption request would be processed at the Fund's next determined net asset value but the purchase order would be effective only at the net asset value next determined after the fund being purchased receives the proceeds of the redemption, which may result in the purchase being delayed.

Dreyfus Auto-Exchange Privilege. The Dreyfus Auto-Exchange Privilege permits you to purchase (on a semi-monthly, monthly, quarterly, or annual basis), in exchange for Class A, B, C, R or T shares of a Fund, shares of the same Class of another Fund, shares of the same Class of another fund in the Dreyfus Premier Family of Funds or shares of certain other funds in the Dreyfus Family of Funds and, with respect to Class T shares of a Fund, Class A shares of certain Dreyfus Premier fixed-income funds, of which you are a shareholder (including, for Class B shares, Class B shares of the General Fund held in an Exchange Account). This Privilege is available only for existing accounts. With respect to Class R shares held by a Retirement Plan, exchanges may be made only between the investor's Retirement Plan account in one fund and such investor's Retirement Plan account in another fund. Shares will be exchanged on the basis of relative net asset value as described above under "Fund Exchanges."

Enrollment in or modification or cancellation of this Privilege is effective three business days following notification by you. You will be notified if your account falls below the amount designated to be exchanged under this Privilege. In this case, your account will fall to zero unless additional investments are made in excess of the designated amount prior to the next Auto-Exchange transaction. Shares held under IRA accounts and other retirement plans are eligible for this Privilege. Exchanges of IRA shares may be made between IRA accounts and from regular accounts to IRA accounts if eligible, but not from IRA accounts to regular accounts. With respect to all other retirement accounts, exchanges may be made only among those accounts.

Shareholder Services Forms and prospectuses of the other funds may be obtained by calling 1-800-554-4611. The Company reserves the right to reject any exchange request in whole or in part. Shares may be exchanged only between accounts having certain identical identifying designations. The Fund Exchanges service or Dreyfus Auto-Exchange Privilege may be modified or terminated at any time upon notice to shareholders.

Dreyfus Automatic Asset Builder®. Dreyfus Automatic Asset Builder permits you to purchase Class A, C, R or T shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you.

Dreyfus Government Direct Deposit Privilege. Dreyfus Government Direct Deposit Privilege enables you to purchase Class A, C, R or T shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans' military or other payments from the U.S. Government automatically deposited into your Fund account. You may deposit as much of such payments as you elect.

Dreyfus Payroll Savings Plan. Dreyfus Payroll Savings Plan permits you to purchase Class A, C, R or T shares (minimum of $100 per transaction) automatically on a regular basis. Depending upon your employer's direct deposit program, you may have part or all of your paycheck transferred to your existing Dreyfus Payroll Savings Plan account electronically through the ACH system at each pay period. To establish a Dreyfus Payroll Savings Plan account, your must file an authorization form with your employer's payroll department. It is the sole responsibility of your employer to arrange for transactions under the Dreyfus Payroll Savings Plan.

Dreyfus Dividend Options. Dreyfus Dividend Sweep allows you to invest automatically your dividends or dividends and capital gain distributions, if any, from Class A, C, R or T shares of a Fund in shares of the same Class of another Fund, shares of the same Class of another fund in the Dreyfus Premier Family of Funds or shares of certain other funds in the Dreyfus Family of Funds and, with respect to Class T shares of a Fund, in Class A shares of certain Dreyfus Premier fixed-income funds, of which you are a shareholder. Shares of other funds purchased pursuant to this privilege will be purchased on the basis of relative net asset value per share as follows:

A.   Dividends and distributions paid by a fund may be invested without a sales load in shares of other funds that are offered without a sales load.

B.   Dividends and distributions paid by a fund which does not charge a sales load may be invested in shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C.   Dividends and distributions paid by a fund which charges a sales load may be invested in shares of other funds sold with a sales load (referred to herein as "Offered Shares"), provided that, if the sales load applicable to the Offered Shares exceeds the maximum sales load charged by the fund from which dividends or distributions are being swept, without giving effect to any reduced loads, the difference will be deducted.

D.   Dividends and distributions paid by a fund may be invested in shares of other funds that impose a CDSC and the applicable CDSC, if any, may be imposed upon redemption of such shares.

Dreyfus Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from the Class A, B, C, R or T shares of a Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an ACH member may be so designated. Banks may charge a fee for this service.

Automatic Withdrawal Plan. The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50 for Class A, B, C, R or T shares) on either a monthly or quarterly basis if you have a $5,000 minimum account. Withdrawal payments are the proceeds from sales of Fund shares, not the yield on the shares. If withdrawal payments exceed reinvested dividends and distributions, your shares will be reduced and eventually may be depleted. An Automatic Withdrawal Plan may be established by filing an Automatic Withdrawal Plan application with the Transfer Agent or by oral request from any of the authorized signatories on the account by calling the Fund at the appropriate telephone number, as listed on the front cover page of this SAI. The Automatic Withdrawal Plan may be terminated at any time by you, the Fund or the Transfer Agent.

No CDSC with respect to Class B shares (including Class B shares held in an Exchange Account) or Class C shares will be imposed on withdrawals made under the Automatic Withdrawal Plan, provided that any amount withdrawn under the plan does not exceed on an annual basis 12% of the greater of (1) the account value at the time of the first withdrawal under the Automatic Withdrawal Plan, or (2) the account value at the time of the subsequent withdrawal. Withdrawals with respect to Class B or Class C shares under the Automatic Withdrawal Plan that exceed such amounts will be subject to a CDSC. Withdrawals of Class A and Class T shares subject to a CDSC under the Automatic Withdrawal Plan will be subject to any applicable CDSC. Purchases of additional Class A and Class T shares where the sales load is imposed concurrently with withdrawals of Class A and Class T shares generally are undesirable.

Certain retirement plans, including Dreyfus-sponsored retirement plans, may permit certain participants to establish an automatic withdrawal plan from such retirement plans. Participants should consult their retirement plan sponsor and tax adviser for details. Such a withdrawal plan is different from the Automatic Withdrawal Plan.

Letter of Intent -- Class A and Class T Shares. By signing a Letter of Intent form, you become eligible for the reduced sales load on purchases of Class A and Class T shares based on the total number of shares of Eligible Funds (as defined under "Right of Accumulation -- Class A and Class T Shares" above) by you and any related "purchaser" (as defined above) in a 13 month period pursuant to the terms and conditions set forth in the Letter of Intent. Shares of any Eligible Fund purchased within 90 days prior to the submission of the Letter of Intent may be used to equal or exceed the amount specified in the Letter of Intent. A minimum initial purchase of $5,000 is required. You can obtain a Letter of Intent form by calling 1-800-554-4611.

Each purchase you make during the 13-month period (which begins on the date you submit the Letter of Intent) will be at the public offering price applicable to a single transaction of the aggregate dollar amount you select in the Letter of Intent. The Transfer Agent will hold in escrow 5% of the amount indicated in the Letter of Intent, which may be used for payment of a higher sales load if you do not purchase the full amount indicated in the Letter of Intent. When you fulfill the terms of the Letter of Intent by purchasing the specified amount, the escrowed amount will be released and additional shares representing such amount credited to your account. If your purchases meet the total minimum investment amount specified in the Letter of Intent within the 13-month period, an adjustment will be made at the conclusion of the 13-month period to reflect any reduced sales load applicable to shares purchased during the 90-day period prior to submission of the Letter of Intent. If your purchases qualify for a further sales load reduction, the sales load will be adjusted to reflect your total purchase at the end of 13 months. If total purchases are less than the amount specified, the offering price of the shares you purchased (including shares representing the escrowed amount) during the 13-month period will be adjusted to reflect the sales load applicable to the aggregate purchases you actually made (which will reduce the number of shares in your account), unless you have redeemed the shares in your account, in which case the Transfer Agent, as attorney-in-fact pursuant to the terms of the Letter of Intent, will redeem an appropriate number of Class A or Class T shares of the Fund held in escrow to realize the difference between the sales load actually paid and the sales load applicable to the aggregate purchases actually made and any remaining shares will be credited to your account. Signing a Letter of Intent does not bind you to purchase, or the Fund to sell, the full amount indicated as the sales load in effect at the time of signing, but you must complete the intended purchase to obtain the reduced sales load. At the time you purchase Class A or Class T shares, you must indicate your intention to do so under a Letter of Intent. Purchases pursuant to a Letter of Intent will be made at the then-current net asset value plus the applicable sales load in effect at the time such Letter of Intent was submitted.

Corporate Pension/Profit-Sharing and Personal Retirement Plans. The Company makes available to corporations a variety of prototype pension and profit-sharing plans, including a 401(k) Salary Reduction Plan. In addition, the Company makes available Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs and rollover IRAs), Education Savings Accounts and 403(b)(7) Plans. Plan support services also are available.

Investors who wish to purchase Class A, C, R or T shares in conjunction with a Keogh Plan, a 403(b)(7) Plan or an IRA, including a SEP-IRA, may request from the Distributor forms for adoption of such plans.

The entity acting as custodian for Keogh Plans, 403(b)(7) Plans or IRAs may charge a fee, payment of which could require the liquidation of shares. All fees charged are described in the appropriate form.

Shares may be purchased in connection with these plans only by direct remittance to the entity acting as custodian. Purchases for these plans may not be made in advance of receipt of funds.

You should read the Prototype Retirement Plan and the appropriate form of custodial agreement for further details on eligibility, service fees and tax implications, and should consult a tax adviser.

Class F Shareholder Services. The services provided to holders of Class F shares are described in detail in the Prospectus for Class F shares.

OTHER SERVICES

Fund Accounting and Administrative Services Agreement

Dreyfus performs administrative, accounting, and recordkeeping services for the Funds pursuant to a Fund Accounting and Administrative Services Agreement that was initially approved on October 10, 2006 by a vote cast by all of the directors of the Company, including all of the directors who are not "interested persons" of the Company or of Founders, for an initial term ending August 31, 2007. The Agreement may be continued from year to year thereafter as long as each such continuance is specifically approved by the Board of Directors of the Company, including a majority of the directors who are not parties to the Agreement or interested persons (as defined in the 1940 Act) of any such party, cast in person at a meeting for the purpose of voting on such continuance. The Agreement may be terminated at any time without penalty by the Company upon ninety (90) days' written notice, or by Dreyfus upon ninety (90) days' written notice, and terminates automatically in the event of its assignment unless the Company's Board of Directors approves such assignment.

Pursuant to the Agreement, Dreyfus maintains the portfolios, general ledgers, and financial statements of the Funds; accumulates data from the Funds' shareholder servicing agent, Transfer Agent, Custodian, and Founders and calculates daily the net asset value of each Class of the Funds; monitors the data and transactions of the Custodian, Transfer Agent, Founders and the shareholder servicing agent of the Funds; monitors compliance with tax and federal securities rules and regulations; provides reports and analyses of portfolio, transfer agent, shareholder servicing agent, and custodial operations, performance and costs; and reports on regulatory and other shareholder matters. Each of the domestic Funds (the Balanced, Discovery, Equity Growth, Growth, and Mid-Cap Growth Funds) pays a fee for this service which is computed at an annual rate of:

- o 0.06% of the daily net assets of the Fund from $0 to $500 million;
- o 0.04% of the daily net assets of the Fund from $500 million to $1 billion; and
- o 0.02% of the daily net assets of the Fund in excess of $1 billion.

Each of the international Funds (the International Equity and Passport Funds) pays a fee for this service which is computed at an annual rate of:

- o 0.10% of the daily net assets of the Fund from $0 to $500 million;
- o 0.065% of the daily net assets of the Fund from $500 million to $1 billion; and
- o 0.02% of the daily net assets of the Fund in excess of $1 billion.

The Worldwide Growth Fund pays a fee for this service which is computed by applying the foregoing fee for domestic Funds to the Fund's domestic assets and the foregoing fee for international Funds to the Fund's foreign assets, with the proportions of domestic and foreign assets recalculated monthly.

In addition, after applying any expense limitations or fee waivers that reduce the fees paid to Dreyfus for this service, Dreyfus has agreed to waive any remaining fees for this service to the extent that they exceed both Dreyfus' costs in providing these services and a reasonable allocation of Founders' costs related to the support and oversight of these services.

The Funds also reimburse Dreyfus for the out-of-pocket expenses incurred by it in performing this service for the Funds.

Prior to January 1, 2007, the Funds had a fund accounting and administrative services agreement with Founders, pursuant to which Founders provided these services on substantially the same terms as Dreyfus. During the fiscal years ended December 31, 2006, 2005 and 2004, the Company paid fund accounting and administrative services fees to Founders pursuant to that agreement of $867,128, $1,036,656, and $1,227,501, respectively.

Shareholder Services Agreement

Pursuant to a Shareholder Services Agreement, the Distributor performs certain telephone, retirement plan, quality control, personnel training, shareholder inquiry, shareholder account, and other shareholder-related services for the Class F shareholders of the Funds. The Agreement was approved on November 15, 2002 by a vote cast in person by a majority of the directors of the Company, including a majority of the directors who are not "interested persons" of the Company or Founders for an initial term beginning May 1, 2003 and ending August 31, 2004. The Agreement was renewed on August 10, 2006 by the Board, including all of the Independent Directors, for the period ending August 31, 2007. The Agreement may be continued from year to year thereafter as long as such continuance is specifically approved by the Board of Directors of the Company, including a majority of the directors who are not parties to the Agreement or interested persons (as defined in the 1940 Act) of any such party, cast in person at a meeting called for the purpose of voting on such continuance. The Agreement may be terminated at any time without penalty by the Company upon ninety (90) days' written notice to the Distributor or by the Distributor upon one hundred eighty (180) days' written notice to the Company, and terminates automatically in the event of an assignment unless the Company's Board of Directors approves such assignment. The Funds pay to the Distributor a prorated monthly fee for such services equal on an annual basis to $24 for each Class F shareholder account of the Funds considered to be an open account at any time during the applicable month. The fee provides for the payment not only for services rendered and facilities furnished by the Distributor pursuant to the Agreement, but also for services rendered and facilities furnished by the Transfer Agent in performing transfer agent services for Class F shareholders. In addition to the per account fee, the Distributor and the Transfer Agent are reimbursed for all reasonable out-of-pocket expenses incurred in the performance of their respective services. During the fiscal years ended December 31, 2006, 2005 and 2004, the Company paid shareholder servicing fees for the Class F shareholder accounts to the Distributor of $1,058,013, $1,342,933 and $1,436,935, respectively.

BROKERAGE ALLOCATION

General. Founders assumes general supervision over the placement of securities purchase and sale orders on behalf of the Funds. The Funds execute their equity portfolio trades through The Boston Company's trading desk (the "Trading Desk"). Such transactions are subject to the internal trading-related policies and procedures of The Boston Company. These policies and procedures also have been adopted by Founders. In addition, Founders' employees use the research facilities of The Boston Company in connection with these transactions.

Subject to the general supervision of Founders, the Trading Desk generally has the authority to select brokers and the commission rates to be paid. Allocation of brokerage transactions is made in the best judgment of the Trading Desk and in a manner deemed fair and reasonable. In choosing brokers or dealers, the Trading Desk evaluates the ability of the broker or dealer to execute the transaction at the best combination of price and quality of execution.

In general, brokers or dealers involved in the execution of portfolio transactions on behalf of a Fund are selected on the basis of their professional capabilities and the value and quality of their services. The Trading Desk attempts to obtain best execution for the Funds by choosing brokers or dealers to execute transactions based on a variety of factors, which may include, but are not limited to, the following: (i) price; (ii) liquidity; (iii) the nature and character of the relevant market for the security to be purchased or sold; (iv) the quality and efficiency of the broker's or dealer's execution; (v) the broker's or dealer's willingness to commit capital; (vi) the reliability of the broker or dealer in trade settlement and clearance; (vii) the level of counter-party risk (*i.e.*, the broker's or dealer's financial condition); (viii) the commission rate or the spread; (ix) the value of research provided; (x) the availability of electronic trade entry and reporting links; and (xi) the size and type of order (*e.g.*, foreign or domestic security, large block, illiquid security). In selecting brokers or dealers no factor is necessarily determinative; however, at various times and for various reasons, certain factors will be more important than others in determining which broker or dealer to use. Seeking to obtain best execution for all trades takes precedence over all other considerations.

Investment decisions for one Fund or account are made independently from those for other Funds or accounts managed by the portfolio managers. Portfolio managers and the Trading Desk may seek to aggregate (or "bunch") orders that are placed or received concurrently for more than one Fund or account. In some cases, this may adversely affect the price paid or received by a Fund or an account, or the size of the position obtained or liquidated. As noted above, certain brokers or dealers may be selected because of their ability to handle special executions such as those involving large block trades or broad distributions, provided that the primary consideration of best execution is met. Generally, when trades are aggregated, each Fund or account within the block will receive the same price and commission. However, random allocations of aggregate transactions may be made to minimize custodial transaction costs. In addition, at the close of the trading day, when reasonable and practicable, the completed securities of partially filled orders will generally be allocated to each participating Fund and account in the proportion that each order bears to the total of all orders (subject to rounding to "round lot" amounts and other relevant factors).

Subject to the general supervision of Founders, the overall reasonableness of brokerage commissions paid is evaluated by the Trading Desk based upon its knowledge of available information as to the general level of commissions paid by other institutional investors for comparable services.

To the extent that a Fund invests in foreign securities, certain of such Fund's transactions in those securities may not benefit from the negotiated commission rates available to Funds for transactions in securities of domestic issuers. For Funds that permit foreign exchange transactions, such transactions are made with banks or institutions in the interbank market at prices reflecting a mark-up or mark-down and/or commission.

The portfolio managers may deem it appropriate for one Fund or account they manage to sell a security while another Fund or account they manage is purchasing the same security. Under such circumstances, the portfolio managers may arrange to have the purchase and sale transactions effected directly between the Funds and/or accounts ("cross transactions"). Cross transactions will be effected in accordance with procedures adopted pursuant to Rule 17a-7 under the 1940 Act.

Funds and accounts managed by Founders or employees of The Boston Company may own significant positions in portfolio companies which, depending on market conditions, may affect adversely the ability to dispose of some or all of such positions.

Brokerage Commissions. The Company contemplates that, consistent with the policy of obtaining the most favorable net price, brokerage transactions may be conducted through Founders' affiliates. The Company's Board has adopted procedures in conformity with Rule 17e-1 under the 1940 Act to ensure that all brokerage commissions paid to Founders' affiliates are reasonable and fair.

Soft Dollars. The term "soft dollars" is commonly understood to refer to arrangements where an investment adviser uses client (or Fund) brokerage commissions to pay for research and other services to be used by the investment adviser. Section 28(e) of the Securities Exchange Act of 1934 provides a "safe harbor" that permits investment advisers to enter into soft dollar arrangements if the investment adviser determines in good faith that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided. Eligible products and services under Section 28(e) include those that provide lawful and appropriate assistance to the investment adviser in the performance of its investment decision-making responsibilities.

Subject to the policy of seeking best execution, Founders-managed Funds may execute transactions with brokerage firms that provide research services and products, as defined in Section 28(e). Any and all research products and services received in connection with brokerage commissions will be used to assist Founders and/or The Boston Company in its investment decision-making responsibilities, as contemplated under Section 28(e). Under certain conditions, higher brokerage commissions may be paid in connection with certain transactions in return for research products and services.

The products and services provided under these arrangements permit Founders and/or The Boston Company to supplement their own research and analysis activities, and provide them with information from individuals and research staffs of many securities firms. Such services and products may include, but are not limited to the following: fundamental research reports (which may discuss, among other things, the value of securities, or the advisability of investing in, purchasing or selling securities, or the availability of securities or the purchasers or sellers of securities, or issuers, industries, economic factors and trends, portfolio strategy and performance); current market data and news; technical and portfolio analyses; economic forecasting and interest rate projections; and historical information on securities and companies. Founders and The Boston Company also may defray the costs of certain services and communication systems that facilitate trade execution (such as on-line quotation systems, direct data feeds from stock exchanges and on-line trading systems with brokerage commissions generated by client transactions) or functions related thereto (such as clearance and settlement). Some of the research products or services received by Founders and The Boston Company may have both a research function and a non-research administrative function (a "mixed use"). If it is determined that any research product or service has a mixed use, The Boston Company, subject to the general supervision of Founders, will allocate in good faith the cost of such service or product accordingly. The portion of the product or service that will assist in the investment decision-making process may be paid for in soft dollars. The non-research portion is paid for in hard dollars. Any such allocation may create a conflict of interest for Founders and/or The Boston Company.

The Trading Desk generally considers the amount and nature of research, execution and other services provided by brokerage firms, as well as the extent to which such services are relied on, and attempts to allocate a portion of the brokerage business of clients on the basis of that consideration. Neither the services nor the amount of brokerage given to a particular brokerage firm are made pursuant to any agreement or commitment with any of the selected firms that would bind Founders or the Trading Desk to compensate the selected brokerage firm for research provided. The Trading Desk endeavors, but is not legally obligated, to direct sufficient commissions to broker/dealers that have provided research and other services to ensure continued receipt of research believed to be useful. Actual commissions received by a brokerage firm may be more or less than the suggested allocations.

There may be no correlation between the amount of brokerage commissions generated by a particular Fund or client and the indirect benefits received by that Fund or client. Founders and/or The Boston Company may receive a benefit from the research services and products that is not passed on to a Fund in the form of a direct monetary benefit. Further, research services and products may be useful to Founders and/or employees of The Boston Company in providing investment advice to any of the funds or clients they advise. Likewise, information made available to Founders or The Boston Company from brokerage firms effecting securities transactions for a Fund may be utilized on behalf of another fund or client, including funds or clients managed by Founders' portfolio managers acting in a "dual employee" capacity. Information so received is in addition to, and not in lieu of, services required to be performed by Founders and fees are not reduced as a consequence of the receipt of such supplemental information. Although the receipt of such research services does not reduce the normal independent research activities of Founders or The Boston Company, it enables each of them to avoid the additional expenses that might otherwise be incurred if it were to attempt to develop comparable information through its own staff.

IPO Allocations. Certain Funds and accounts advised by Founders or employees of The Boston Company may participate in IPOs. In deciding whether to purchase an IPO, Founders generally considers the capitalization characteristics of the security, as well as other characteristics of the security, and identifies Funds and accounts with investment objectives and strategies consistent with such a purchase. Generally, as more IPOs involve small- and mid-cap companies, the Funds and accounts with a small- and mid-cap focus may participate in more IPOs than Funds and accounts with a large-cap focus. The Trading Desk, when consistent with the Fund's and/or account's investment guidelines, generally will allocate shares of an IPO on a pro rata basis. In the case of "hot" IPOs, where only a partial allocation of the total share amount requested is received, those shares will be distributed fairly and equitably among participating Funds or accounts managed by Founders or employees of The Boston Company. "Hot" IPOs raise special allocation concerns because opportunities to invest in such issues are limited as they are often oversubscribed. The distribution of the partial allocation among Funds and/or accounts will be based on relevant net asset values. Shares will be allocated on a pro rata basis to all appropriate Funds and accounts, subject to a minimum allocation based on trading, custody, and other associated costs. International hot IPOs may not be allocated on a pro rata basis due to transaction costs, market liquidity and other factors unique to international markets.

Fixed Income Securities. Fixed income portfolio transactions for the Balanced Fund are executed by Standish Mellon. In executing fixed income portfolio transactions for the Fund, Standish Mellon generally has authority to select the broker-dealers to be used, subject to the general supervision of Founders. The primary consideration in placing portfolio transactions with broker-dealers for the Fund is to obtain executions at the most favorable and reasonable commission rates in relation to the benefits received by the Fund.

Standish Mellon attempts to achieve these results by choosing brokers to execute transactions based on (1) the price of the securities which they offer, (2) the value and quality of their services, and (3) their professional capabilities (including use of capital, clearance, and settlement procedures and participation in underwriting and corporate finance issues).

Standish Mellon may aggregate transactions for its, Founders' and other affiliates' accounts managed by Standish Mellon's officers who are also officers of Founders or the other affiliates, as applicable. Standish Mellon may also aggregate trades for the Fund with trades for accounts such as retirement plans in which Standish Mellon's employees are participants or mutual funds in which Standish Mellon's or related parties' employees have invested. When trades are aggregated, each account within the block will receive the same price and commission.

The following table lists the amount of brokerage commissions on agency transactions and the amount of concessions on principal transactions paid by the Funds for the fiscal years ended 2006, 2005 and 2004, respectively (none of which was paid to the Distributor):

Fund	Brokerage Commissions on Agency Transactions			Concessions on Principal Transactions[1]		
	2006	2005	2004	2006	2005	2004
Balanced	$136,399	$372,269	$396,078	$9,638	$49,448	$139,319
Discovery	$6,377,507	$3,686,772	$3,145.536	$791,987	$1,235,374	$1,261,539
Equity Growth	$579,167	$714,510	$701,240	$46,946	$14,519	$0
Growth	$886,122	$1,272,895	$1,496,226	$71,074	$25,398	$0
International Equity	$75,328	$117,117	$102,203	$0	$0	$0
Mid-Cap Growth	$407,652	$681,464	$610,332	$32,466	$66,087	$127,475
Passport	$271,007	$5,044,223	$5,075,407	$0	$1,167,674	$591,550
Worldwide Growth	$170,986	$334,642	$357,346	$12,572	$5,371	$0

[1] Does not include principal transactions on a net trade basis.

The differences in the amounts of brokerage commissions paid by the Funds during 2006 as compared to prior years are primarily attributable to differences in the cash flows into and out of the Funds, changes in the assets of the Funds, and differences in portfolio turnover rates.

The aggregate amount of transactions during the fiscal year ended December 31, 2006 in securities effected through a broker for research services and products (including brokerage services and products), and the commissions and concessions related to such transactions, were as follows:

Fund	Commissions and Concessions	Transactions Amount
Balanced	$89,485	$65,628,141
Discovery	$1,085,104	$589,866,764
Equity Growth	$438,397	$326,416,698
Growth	$676,227	$501,628,225
International Equity	$30,461	$20,487,401
Mid-Cap Growth	$295,414	$203,834,363
Passport	$136,514	$77,495,425
Worldwide Growth	$107,116	$56,411,295

During the last three years no officer, director or affiliated person of the Company or Founders executed any portfolio transactions for a Fund, or received any commission arising out of such portfolio transactions.

During the fiscal year, certain of the funds held securities of their regular brokers or dealers as follows:

Fund	Broker	Value*
Balanced	AIG Funding	N/A
	Bank of America Corporation	N/A
	Bear Stearns	$586,725
	Citigroup, Inc.	$280,060
	CS First Boston	$286,441
	Goldman Sachs Group, Inc.	$705,427
	HSBC Finance	$110,519
	Lehman Brothers	$245,603
	Merrill Lynch & Co.	$332,781
	Morgan Stanley	$1,065,612
	Prudential Funding	$39,659
	Wachovia	$111,396
Discovery	AIG Funding	N/A
	HSBC Finance	N/A
	Merrill Lynch & Co.	N/A
	Piper Jaffrey	$2,318,037
	Morgan Stanley	N/A
Equity Growth	AIG Funding	N/A

Fund	Broker	Value*
	Citigroup, Inc.	$1,575,419
	Goldman Sachs Group, Inc.	$3,204,153
	HSBC Finance	N/A
	Merrill Lynch & Co.	N/A
	Morgan Stanley	$2,553,319
	Prudential Funding	N/A
Growth	AIG Funding	N/A
	Citigroup, Inc.	$2,336,337
	Goldman Sachs Group, Inc.	$4,785,197
	HSBC Finance	N/A
	Merrill Lynch & Co.	N/A
	Morgan Stanley	$3,824,767
	Prudential Funding	N/A
International Equity	AIG Funding	N/A
	CS First Boston	$657,653
	HSBC Finance	N/A
	Merrill Lynch & Co.	N/A
	Prudential Funding	N/A
Mid-Cap Growth	AIG Funding	N/A
	HSBC Finance	N/A
	Merrill Lynch & Co.	N/A
	Prudential Funding	N/A
Passport	HSBC Finance	N/A
	Merrill Lynch & Co.	N/A
	Prudential Funding	N/A
Worldwide Growth	AIG Funding	N/A
	Citigroup, Inc.	$406,777
	CS First Boston	$445,455
	Goldman Sachs Group, Inc.	N/A
	HSBC Finance	N/A
	Merrill Lynch & Co.	N/A
	Prudential Funding	N/A

* value as of 12/31/06, if applicable.

CAPITAL STOCK

The Company's capital stock, par value $0.01 per share, is divided into eight series: Dreyfus Founders Balanced Fund, Dreyfus Founders Discovery Fund, Dreyfus Founders Equity Growth Fund, Dreyfus Founders Growth Fund, Dreyfus Founders International Equity Fund, Dreyfus Founders Mid-Cap Growth Fund, Dreyfus Founders Passport Fund and Dreyfus Founders Worldwide Growth Fund. Each series is divided into multiple classes of shares: Class A, Class B, Class C, Class F, Class R and Class T. The Board of Directors is authorized to create additional series or classes of shares, each with its own investment objectives and policies.

The following table sets forth as of January 31, 2007, the share ownership of those shareholders who owned of record 5% or more of any class of a Fund's issued and outstanding common stock:

Name and Address of Record Owner (1)	Fund	Amount Owned
AG Edwards & Sons, Inc. Adams Perfect Funeral Homes Inc. 1 N. Jefferson Ave. St. Louis, MO 63103-2205	Balanced – Class T	11.94%
AG Edwards & Sons, Inc. Custodian for Claggett C. Upton Rollover IRA Account 10807 Snow White Drive Dallas, TX 75229-4038	Passport – Class T	7.96%
AG Edwards & Sons Custodian for Gregory R. Abide IRA Account 5808 Virginia Place Metairie, LA 70003-1035	International Equity – Class T	5.54%
AG Edwards Sons, Inc. C F Janet L. Myers IRA Account 3149 Gough Street San Francisco, CA 94123-2311	International Equity – Class B	7.27%

AG Edwards & Sons C/F Patrick Moore Rollover IRA Account 8036 Cindy Lane Bethesda, MD 20817-6913	Mid-Cap Growth – Class T	7.89%
Anne O Cropp & Joan Herald TTEE Lowell S Cropp Loving Trust 1551 Rosewood Lane Schererville, IN 46375-1086	International Equity – Class C	7.72%
Bisys Retirement Services FBO NL Group 401(K) Plan 700 17th Street Suite 300 Denver, CO 80202-3531	Mid-Cap Growth –Class R	8.69%
Brynne Johnson Solowinski 891 Main Street Fords, NJ 08863-1511	International Equity – Class R	12.98%
Catherine Stahl & James S. Charters Stokes Charitable Trust 660 Arcadia Bluff Court San Marcos, CA 92069-8125	Passport – Class T	17.32%
Charles F. Kohlerman III & Rebecca M. Kohlerman JTWROS 409 Melvin Drive Brookhaven, PA 19015-1511	Worldwide Growth – Class B	10.42%
Charles Schwab & Co., Inc. Special Custody Account for the Exclusive Benefit of Customers 101 Montgomery Street San Francisco, CA 94104-4122	Balanced – Class F Discovery – Class F Growth – Class F International Equity – Class F Mid-Cap Growth – Class F Passport – Class F Worldwide Growth – Class F	18.77% 18.59% 14.67% 16.91% 18.24% 36.33% 24.82%
Citigroup Global Markets, Inc. 333 West 34th St. – 3rd Floor New York, NY 10001-2483	Balanced – Class T Discovery – Class C Discovery – Class T	28.30% 22.02% 14.71%

	Equity Growth – Class A	6.84%
	Equity Growth – Class B	18.15%
	Equity Growth – Class C	32.11%
	Growth – Class B	7.83%
	Growth – Class C	17.09%
	International Equity – Class B	15.12%
	International Equity – Class C	20.16%
	Mid-Cap Growth – Class A	13.41%
	Mid-Cap Growth – Class B	13.46%
	Mid-Cap Growth – Class C	21.52%
	Mid-Cap Growth – Class T	12.79%
	Passport – Class C	20.43%
	Worldwide Growth – Class B	6.31%
	Worldwide Growth – Class C	12.66%
Citigroup Institutional Trust Co TTEE The Copeland Retirement Group Trust Copeland Co Attn Plan Valuation 400 Atrium Dr. Somerset, NJ 08873-4162	Balanced – Class F	6.37%
Counsel Trust FBO Grand Prix Association of Long 401(K) Profit Sharing Plan & Trust 336 Fourth Avenue The Times Building Pittsburgh, PA 15222-2011	International Equity – Class R	50.60%
Dreyfus Trust Co Custodian Barbara T. Lewy Under 403 (B) 7 Plan 30 Regent Drive Lido Beach, NY 11561-4923	Worldwide Growth – Class C	10.93%
Dreyfus Trust Company Custodian	Discovery – Class C	7.11%

Lizabeth Moriarty Schmitz Under IRA Plan 15 Happy Acres Rd. Clinton, CT 06413-1333		
Dreyfus Trust Company Custodian FBO Diane M. McDonald Under IRA Plan PO Box 794 Brewster, MA 02631-0794	Equity Growth – Class T	59.21%
Dreyfus Trust Company Cust FBO Jean Hawley Culbertson Under IRA Plan 1116 Washington Street Glenview, IL 60025-2862	Worldwide Growth – Class T	14.11%
Dreyfus Trust Company Custodian FBO Pavel Strnad Under IRA Rollover Plan NA Male Sarce 759 16400 Prague 6 Czech Republic	Equity Growth – Class R	23.65%
Dreyfus Trust Company Custodian Kathleen Hogan Under IRA Plan 531 Rine Springs Trail Marietta, GA 30067	Equity Growth – Class R	60.78%
Dreyfus Trust Co. Custodian Steve Nelson Under 403 (B) 7 Plan 3104 Hughitt Avenue Superior, WI 54880-5442	Passport – Class R	5.41%
Edward D. Jones & Co. Custodian FBO Patricia G. Starnes IRA 396 Bertucci Biloxi, MS 39531-2262	Growth – Class T	7.26%
Emmett A. Larkin Company 100 Bush St Suite 1000 San Francisco, CA 94104	Growth – Class T	11.49%
Fahnestock & Co., Inc. FBO Elcey Watson Stuart TTEE of The Elcey Watson Stuart New York, NY 10004	Balanced – Class B	7.51%

Trust DTD 4-23-9 PO Box 1254		
Fidelity Investments Operations Co (FIIOC) As Agent For Certain Employee Benefit Plans 100 Magellan Way #KW1C Covington, KY 41015-1999	Growth – Class R Worldwide Growth – Class R	33.64% 22.31%
First Clearing Corporation Herman E. Alexander IRA FCC as custodian 436 S. Uvalda St. Aurora, CO 80012-2413	International Equity – Class T	10.48%
First Clearing Corporation John W. Maas IRA R/O FCC as custodian 9251 W. Indore Drive Littleton, CO 80128-4185	Passport – Class T	5.29%
First Clearing Corporation Leanna M. Burns IRA R/O FCC as custodian 7639 W. Fremont Ave. Littleton, CO 80128-4306	Discovery – Class T	10.68%
First Clearing, LLC Azam Solimani (STD IRA) FCC as custodian 1152 Hempstead Drive Cincinnati, OH 45231-4654	Worldwide Growth – Class B	22.53%
First Clearing, LLC Benedetto Living Trust Victor G. Benedetto TTEE 10140 East Happy Hollow Drive Scottsdale, AZ 85262-3102	Passport – Class A	5.68%
First Clearing, LLC Dawn Campo Cust Nicole Campo UGMA NJ 14 Timberline Dr. Sparta, NJ 07871-1531	Discovery – Class C	7.84%
First Clearing, LLC Deborah Fox Roth IRA FCC as custodian 1061 Leyden Street	Worldwide Growth – Class T	15.92%

Denver, CO 80220-4636		
First Clearing, LLC Dr. Upali E. Seneviratne IRA FCC as custodian 104 Henley Way Avon, CT 06001-4072	Worldwide Growth – Class C	21.90%
First Clearing, LLC Jane R. Spille IRA FCC as custodian 177 E. Hartsdale Ave., Apt. LE Hartsdale, NY 10530-3519	Discovery – Class B	11.68%
First Clearing, LLC John H. Bilello Irrevocable Intangible Trust 10700 Wheat First Drive Glen Allen, VA 23060-9243	Passport – Class R	27.72%
First Clearing, LLC Joseph J. Marzo IRA FCC as custodian 36 Norway Ridge Rd. Woodhull, NY 14898-9662	Balanced – Class B	6.16%
First Clearing, LLC Laura Lamont (IRA) FCC as custodian 122 Belle Avenue Maywood, NJ 07607-1504	Equity Growth – Class C	12.98%
First Clearing, LLC Leonard S. Weintrob R/O IRA FCC as custodian 160 Olive Avenue Pompton Lakes, NJ 07442-1536	Passport – Class B	8.30%
First Clearing, LLC Marie P. Sperber 10700 Wheat First Drive Glen Allen, VA 23060-9243	Growth – Class T	7.36%
First Clearing, LLC Maude I. Mesler R/O IRA FCC as custodian 109 S. Buckhout St. Irvington, NY 10533-2209	Equity Growth – Class B	13.66%
First Clearing, LLC	Growth – Class B	5.04%

Patrick J. Whalen Roth IRA FCC as custodian 637 S. 9th Street Sharpsville, PA 16150-1721		
First Clearing, LLC Raymond A. Ghedine Jr. R/O IRA FCC as custodian 31 Habersham Drive Flagler Beach, FL 32136-8020	Passport – Class C	6.51%
First Clearing, LLC Shirley Mae Benzing Fam Trust 6794 LE Conte Avenue Cincinnati, OH 45230-2963	Mid-Cap Growth – Class B	7.74%
First Clearing, LLC Stacie A Salzman (IRA) 2147 Templar Drive Naperville, IL 60565-2209	Mid-Cap Growth – Class C	15.85%
First Clearing, LLC Stephen A. Sperber Number 128 1285 Baring Blvd. Sparks, NV 89434.8673	Balanced – Class T	24.13%
First Clearing, LLC The William Elder Kerr and Phyllis Kerr AB Living Trust 208 Dalmatian Lane Las Vegas, NV 89107-2305	International Equity – Class C	9.99%
First Clearing, LLC Thomas Pilkington IRA FCC as custodian 865 Shining Rose Pl. Henderson, NV 89052-8663	Balanced – Class C	20.29%
First Clearing, LLC Zachary J. Woods 8546 Kempton Lane Maineville, OH 45039-7518	Growth – Class C	22.13%
First Union National Bank Various Retirement Plans 1525 West WT Harris Blvd. Charlotte, NC 28262-8522	Discovery – Class T	20.46%

HSBC Securities (USA), Inc. Mary –Lynne Dipietro 452 Fifth Avenue New York, NY 10018-2706	Balanced – Class T	6.06%
IHN Jae Won & Susan T. Won 319 Morrison Ave. Raleigh, NC 27608-2537	Growth – Class C	7.54%
J.J.B. Hilliard, W. L. Lyons, Inc. Benjamin J. Vantuil 501 S. 4th Street Louisville, KY 40202-2520	International Equity – Class R	13.08%
JP Morgan Chase Bank FBO The Super Saver Employee Plan C/O JP Morgan American Century PO Box 419784 Kansas City, MO 64141-6784	Discovery – Class A	58.85%
Louise A. Wiedermann TTEE Louise A. Wiedermann Rev Trust UA DTD 01/31/2002 918 Woodside Village Lane Manchester, MO 63021-6939	Passport – Class T	9.83%
LPL Financial Services 9785 Towne Centre Drive San Diego, CA 92121-1968	Equity Growth– Class B Mid-Cap Growth – Class A Passport – Class T	8.12% 10.96% 23.49%
Mac & Co. FBO Founders Discovery Mutual Fund Operations PO Box 3198 525 William Penn Place Pittsburgh, PA 15230-3198	Discovery – Class R	19.68%
Mac & Co. FBO Founders Growth Mutual Fund Operations PO Box 3198 525 William Penn Place Pittsburgh, PA 15230-3198	Growth – Class R	54.49%
Mac & Co. FBO Founders Worldwide Mutual Fund Operations PO Box 3198	Worldwide Growth – Class R	47.55%

525 William Penn Place Pittsburgh, PA 15230-3198		
MBC Investments Corporation C/O Mellon Financial Corporation Attn Delaware Fin Dep Aim 198-0000 4001 Kennett Pike, Ste. 218 Two Greenville Crossing Greenville, DE 19807-2029	Equity Growth – Class T	5.56%
MLPF & S For the Sole Benefit Of its Customers 4800 Deer Lake Dr E Fl 3 Jacksonville, Fl 32246-6484	Balanced – Class B	6.76%
	Balanced – Class C	14.54%
	Discovery – Class C	20.94%
	Equity Growth – Class B	6.49%
	Equity Growth – Class C	42.81%
	Growth – Class A	8.22%
	Growth – Class C	15.27%
	International Equity – Class B	16.03%
	International Equity – Class C	31.77%
	Mid-Cap Growth – Class A	12.04%
	Mid-Cap Growth – Class B	7.34%
	Mid-Cap Growth – Class C	21.20%
	Passport – Class A	21.58%
	Passport – Class B	6.05%
	Passport – Class C	18.63%
	Worldwide Growth – Class A	8.06%
	Worldwide Growth – Class C	10.15%
Morgan Stanley DW Attn Mutual Funds Operations 3 Harborside Plaza, 6th Floor Jersey City, NJ 07311-3907	Discovery – Class C	5.17%
	Mid-Cap Growth – Class B	8.66%

National Financial Services Corp FBO Our Customers Exclusively PO Box 3908 Church Street Station New York, NY 10008-3908	Balanced – Class F	23.06%
	Discovery – Class F	12.79%
	Growth – Class F	14.94%
	Mid-Cap Growth - Class F	13.57%
	Passport – Class F	8.82%
	Worldwide Growth – Class F	22.89%
National Investor Services FBO 55 Water Street, 32nd Floor New York, NY 10041-0028	Equity Growth – Class T	22.79%
	Growth – Class T	18.00%
	Mid-Cap Growth – Class T	55.99%
	Passport – Class A	9.74%
NFS LLC FEBO Barbara Cummings Cust Kelly L. Cummings UTMA PA 1414 West Main Street Ephrata, PA 17522-1314	Worldwide Growth – Class A	19.61%
NFS LLC FEBO Citizens Bank Roth IRA FBO Jennifer A. Raker 166 Picket Post Lane Phoenixville, PA 19460-5629	Passport – Class A	12.01%
NFS LLC FEBO Eleftherios Kangadis 4426 W. Montrose Chicago, IL 60641-2055	Growth – Class A	28.32%
NFS LLC FEBO FMT Co Cust IRA FBO Eugene Protz 19 Ridgecrest St. Huntington, NY 11743-4332	Discovery – Class C	5.49%
NFS LLC FEBO FMT Co Cust IRA FBO Martina Chilcott 19 Ridgecrest Street Huntington, NY 11743-4332	Passport – Class T	10.81%

NFS LLC FEBO FMT Co Cust Rollover IRA FBO Louise Angelone 27 Johnston Street Locust Valley, NY 11560-1218	Mid-Cap Growth – Class A	18.26%
NFS LLC FEBO FMTC Custodian – Roth IRA FBO Brian Charles Panepento 5 Watchmen Ct. Rochester, NY 14624-4930	Balanced – Class B	28.19%
NFS LLC FEBO FMTC Custodia – Roth IRA FBO Joyce Catherine Panepento 5 Watchman CT. Rochester, NY 14624-4930	Growth – Class B	24.41%
NFS LLC FEBO Francis Kaminski Tod Thaddeus P. Kaminski 192 Conarroe Street Philadelphia, PA 19127-1327	Mid-Cap Growth – Class B	18.21%
NFS LLC FEBO JPMorgan Chase Bank Cust IRA of Stuart G. Rodney 21 Carlton Drive Montclair, NJ 07043-2603	Passport – Class B	16.05%
NFS LLC FEBO NFS/FMTC IRA FBO Bette A. Smith 19 Newport Avenue West Hartford, CT 06107-2715	Worldwide Growth – Class C	5.79%
NFS LLC FEBO NFS/FMTC IRA FBO Edward Pankosky 9597 Tavernier Drive Boca Raton, FL 33496-2105	Balanced – Class A	54.41%
NFS LLC FEBO NFS/FMTC IRA FBO Jason B. Zwyers 1377 Lix Rd. Warrenton, MO 63383-4227	Equity Growth – Class C	6.77%
NFS LLC FEBO NFS/FMTC IRA	International Equity – Class B	26.03%

FBO Karl H. Bauer 3856 N. Hamlin Avenue Chicago, IL 60618-4010		
NFS LLC FEBO NFS/FMTC IRA FBO Louis O. Decker 14 Jeffrey Ct. Branchburg, NJ 08876-3611	Equity Growth – Class B	31.76%
NFS LLC FEBO NFS/FMTC Rollover IRA FBO James F. McCray 2553 Romig Rd., Apt. 22 Akron, OH 44320-3882	Equity Growth – Class A	74.11%
NFS LLC FEBO NFS/FMTC Rollover IRA FBO Susan M. Scanlon 1365 August Rd. North Babylon, NY 11703-14908	Worldwide Growth – Class B	18.32%
NFS LLC FEBO NFS/FMTC Sep IRA FBO James M. Patton 32 Worrell Road Antioch, CA 94509-4916	Discover – Class B	14.34%
NFS LLC FEBO Prudential Bank & Trust, FSB IRA Rollover FBO Larry R. Burghdoff 5550 Carmody Rd. Coloma, MI 49038-9742	Balanced – Class T	27.88%
NFS LLC FEBO Prudential Bank & Trust, FSB IRA Rollover FBO Lois Mathieu 1 Stratford Park Bloomfield, CT 06002-2143	International Equity – Class A	5.42%
NFS LLC FEBO JPMorgan Chase Bank Trad Cust IRA of Nancy Colon 99-41 64 Avenue, Apt. A6 Rego Park, NY 11374-2667	Discovery – Class A	8.82%

NFS LLC FEBO Tamara C. Arthur Cust Dylan Gier Arthur Unif Trans Min Act NH 1436 State Road Eliot, ME 03903-1371	Mid-Cap Growth – Class R	69.49%
NFS LLC FEBO W. Weldon Wilson Elaine C. Wilson Special 85 Sherman Tpke. Redding Ct. 06896-2428	Passport – Class R	31.69%
Pershing LLC P O Box 2052 Jersey City, NJ 07303-9998	Balanced – Class A	5.63%
	Balanced – Class B	11.87%
	Balanced – Class R	97.13%
	Discovery – Class B	6.83%
	Growth – Class A	13.36%
	Growth – Class B	9.20%
	Growth – Class C	9.19%
	Growth – Class R	10.92%
	International Equity – Class A	5.97%
	International Equity – Class T	6.22%
	Mid-Cap Growth – Class A	13.57%
	Mid-Cap Growth – Class B	8.10%
	Mid-Cap Growth – Class C	6.32%
	Mid-Cap Growth – Class R	12.57%
	Passport – Class A	14.23%
	Passport – Class B	9.39%
	Passport – Class C	14.64%
	Passport – Class R	25.70%

	Worldwide Growth – Class A	17.58%
	Worldwide Growth – Class B	22.46%
	Worldwide Growth – Class C	8.47%
	Worldwide Growth – Class R	29.04%
Prudential Retirement Ins & Ann Co FBO Various Retirement Accounts 801 Pennsylvania Ave. Kansas City, MO 64105-1307	Balanced – Class F	8.13%
RBC Dain Rauscher Custodian Arturo R. Garza Rollover IRA 2307 Aspen Street Richardson, TX 75082-3324	International Equity – Class T	5.18%
RBC Dain Rauscher Custodian Charlotte Gauntt Individual Retirement Account 4432 Cartagena Dr. Fort Worth, TX 76133-5336	Discovery – Class T	15.52%
Raymond James & Assoc., Inc. FBO Engel IRA 880 Carillon Pkwy St. Petersburg, FL 33716-100	Balanced – Class B	6.98%
Raymond James & Assoc., Inc. FBO Maupin Tr 880 Carillon Pkwy St. Petersburg, FL 33716-100	Balanced – Class C	35.65%
Raymond James & Assoc., Inc. FBO Shafer James 880 Carillon Pkwy St. Petersburg, FL 33716-1100	Worldwide Growth – Class C	7.24%
Raymond James & Assoc., Inc. FBO TX MFD 401(K) 880 Carillon Pkwy. St. Petersburg, FL 33716-1100	Growth – Class T	39.77%
Ruth M. Bernstein 12 Crescent Hollow Ct. Ramsey, NJ 07446-2643	Discovery – Class B	5.21%
Scott & Stringfellow, Inc. 909 East Main Street	Discovery – Class T	6.32%

Richmond, VA 23219-3002	Worldwide Growth – Class T	69.95%
SEI Private Trust Company C/O Mellon One Freedom Valley Drive Oaks, PA 19456	International Equity – Class R	12.96%
Smith Barney, Inc. FBO Marissa J. Lewis PO Box 7777-W9720 Philadelphia, PA 19175-0001	Growth – Class F	9.91%
State Street Corp as Trustee For the JC Penney Co., Inc. Savings PS and Stock Ownership PL and TR 105 Rosemont Rd. Westwood, MA 02090-2318	Discovery – Class R	19.68%
Susan A. Wood FBO Tropic Oil Co. 401(K) Profit Sharing Plan & Trust 10002 NW 89th Avenue Miami, FL 33178-1409	Equity Growth – Class T	12.41%
The Northern Trust Co FBO Dole- DV PO Box 95956 Chicago, IL 60675-0001	Discovery – Class R	61.58%
UBS Financial Services, Inc. FBO UBS-Finsvc CDN FBO Eileen R. Martin PO Box 3321 1000 Harbor Blvd. Weehawken, NJ 07086-8154	Worldwide Growth – Class A	6.00%
UBS Financial Services, Inc. FBO UBS-Finsvc. CDN FBO Maria L. Morales PO Box 3321 1000 Harbor Blvd. Weehawken, NJ 07086-8154	Growth – Class C	5.51%
UBS Financial Services, Inc. FBO UBS-Finsvc. CDN FBO Mr. Captain Brian V. Buzzell PO Box 3321 1000 Harbor Blvd. Weehawken, NJ 07086-8154	Discovery – Class C	6.25%
UBS Financial Services, Inc. FBO UBS-Finsvc CDN	Discovery – Class T	7.94%

FBO Norma J. Lamont PO Box 3321 1000 Harbor Blvd. Weehawken, NJ 07086-8154		
UBS Financial Services, Inc. FBO Herbert G. Stolzer 500 S. Ocean Blvd., Apt. 1008 Boca Raton, FL 33432-6292	Discovery – Class B	9.99%
UBS Financial Services, Inc. FBO Jane Cowan Smith 20 Bartlett Dr. Apt. 306 Rockland, ME 04841-2270	Balanced – Class B	5.32%
UBS Financial Services, Inc. FBO Stanley Siegel PO Box 3321 1000 Harbor Blvd. Weehawken, NJ 07086-8154	Balanced – Class C	6.77%
Wedbush Morgan Securities 1000 Wilshire Blvd. Los Angeles, CA 90017-2457	Mid-Cap Growth – Class C	6.43%
Wells Fargo Investments LLC 625 Marquette Ave. S 13th Floor Minneapolis, MN 55402-2308	Balanced – Class B	5.08%
Wells Fargo Investments LLC 608 Second Ave. South 8th Fl Minneapolis, MN 55402-1916	Balanced – Class C Mid-Cap Growth – Class B	7.78% 5.18%

(1) Except as set forth in the table above, the Company does not know of any person who, as of January 31, 2007, owned beneficially 5% or more of the shares of any class of any Fund.

Shares of each Class of each Fund are fully paid and nonassessable when issued. All shares of each Class of a Fund participate equally upon liquidation and in dividends and other distributions by that Class, and participate in proportion to their relative net asset values in the residual assets of a Fund in the event of its liquidation. Shares of each Class of each Fund are redeemable as described herein under "Redemption of Shares" and under "About Your Investment" or "Your Investment" in the Prospectuses. Fractional shares have the same rights proportionately as full shares. The Company does not issue share certificates. Shares of the Company have no conversion, subscription or preemptive rights.

Each full share of the Company has one vote and fractional shares have proportionate fractional votes. Shares of the Funds are generally voted in the aggregate except where separate voting by each Class and/or each Fund is required by law. The Company is not required to hold regular annual meetings of shareholders and does not intend to do so; however, the Board of Directors will call special meetings of shareholders if requested in writing generally by the holders of 10% or more of the outstanding shares of each Fund or as may be required by applicable law or the Company's Articles of Incorporation. Each Fund will assist shareholders in communicating with other shareholders as required by federal and state securities laws. Directors may be removed by action of the holders of a majority or more of the outstanding shares of all of the Funds. Shares of the Company have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in such an event, the holders of the remaining less than 50% of the shares voting for the election of directors will not be able to elect any person or persons to the Board of Directors.

PRICING OF SHARES

The Company calculates net asset value per share, and therefore effects sales, redemptions, and repurchases of its shares, once daily as of the close of regular trading on the NYSE (usually 4:00 p.m. Eastern time) on each day the NYSE is open for trading. The NYSE is not open for trading on the following holidays: New Year's Day, Martin Luther King Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

All Funds. The net asset value per share of each Class of each Fund is calculated by dividing the value of all securities held by that Fund and its other assets (including dividends and interest accrued but not collected) attributable to that Class, less the Fund's liabilities (including accrued expenses) attributable to that Class, by the number of outstanding shares of that Class. Expenses and fees, including the advisory fees and fees pursuant to the Distribution Plans and Shareholder Services Plan, are accrued daily and taken into account for the purpose of determining the net asset value of each Class of each Fund's shares. Because of the differences in the operating expenses incurred by each Class of a Fund, the per share net asset value of each Class will differ.

Domestic Equity Securities. A security listed or traded on a securities exchange or in the over-the counter market is valued at its last sale price on the exchange or market where it is principally traded; lacking any sales on that day, the security is valued at the current closing bid price. The Company's Board of Directors has authorized the Funds' accounting agent to value Nasdaq-traded securities at their official closing prices.

Foreign Securities. Foreign securities traded on foreign exchanges ordinarily are valued at the last quoted official closing price available before the time when the Fund's assets are valued. In the event that a foreign exchange does not provide an official closing price, or if the foreign market has not yet closed as of the valuation time on a particular day, foreign securities shall be valued at the last quoted sale price available before the time when the Funds' assets are valued. Lacking any sales on that day, the security is valued at the current closing bid price. In some cases, particularly with respect to securities or companies in certain Latin American countries, prices may not be available in a timely manner. Therefore, such prices will be obtained from a Board-authorized pricing service. These prices will be reflective of current day trading activity, and will be secured at a consistent time each day. If a security's price is available from more than one U.S. or foreign exchange, the exchange that is the primary market for the security will be used. Foreign securities not traded on foreign exchanges, including 144As and foreign income securities, are valued on the basis of the average of at least two market maker quotes and/or the portal system. New York closing exchange rates are used to convert foreign currencies to U.S. dollars.

Debt Instruments. Debt securities with remaining maturities greater than 60 days are valued at the evaluated bid prices as determined on each valuation day by a portfolio pricing service approved by the Directors. If a pricing service is not able to provide a price for a debt security, the value shall be determined as follows: (a) if prices are available from two or more dealers, brokers or market makers in the security, the value is the mean between the highest bid and the lowest asked quotations obtained from at least two dealers, brokers or market makers; and (b) if prices are available from only one broker, dealer or market maker, the value is the mean between the bid and the asked quotations provided, unless the broker, dealer or market maker can provide only a bid quotation, in which case the value is such bid quotation. Short-term securities generally are valued at amortized cost if their remaining maturity at the time of purchase is 60 days or less.

Securities for which Market Quotations are not Available or do not Reflect Fair Value. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when trading in a security has been suspended or when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before a Fund calculates its net asset value), the Fund may value those investments at fair value as determined in good faith by the Board of Directors, or pursuant to procedures approved by the Board of Directors.

Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. The Funds may use fair value prices obtained from such a pricing service in lieu of the closing prices from foreign markets in valuing foreign equity securities on days when movements in the U.S. stock market are determined to have materially affected the value of those securities subsequent to the closing of the foreign markets. In addition to establishing the fair value of securities, another objective of this policy is to attempt to reduce the possibility that an investor may seek to take advantage of any disparity between the foreign securities' closing market prices and their fair value by engaging in "time zone arbitrage." Accordingly, the Funds that invest a significant portion of their assets in foreign equity securities (the International Equity, Passport and Worldwide Growth Funds) are likely to use fair value pricing more frequently than Funds that invest substantially all of their assets in domestic securities.

Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the applicable Fund.

Pricing Services. The Company's Board of Directors periodically reviews and approves the pricing services used to value the Funds' securities. All pricing services may employ electronic data processing techniques and/or computerized matrix systems to determine valuations. Normal institutional-size trading units are normally selected in valuing debt securities.

Options. When a Fund writes an option, an amount equal to the premium received is included in the Fund's Statement of Assets and Liabilities as an asset and an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written.

When the Funds purchase a put or call option on a stock index, the premium paid is included in the asset section of the Fund's Statement of Assets and Liabilities and subsequently adjusted to the current market value of the option. Thus, if the current market value of the option exceeds the premium paid, the excess is unrealized appreciation and, conversely, if the premium exceeds the current market value, such excess is unrealized depreciation.

DIVIDENDS, DISTRIBUTIONS AND TAXES

Management believes that each Fund has qualified for treatment as a "regulated investment company" under the Code for its most recent fiscal year end. Each Fund intends to continue to so qualify as a "regulated investment company" under the Code, if such qualification is in the best interest of its shareholders. As a regulated investment company, the Funds will pay no Federal income tax on net investment income and net realized securities gains to the extent such income and gains are distributed to shareholders in accordance with applicable provisions of the Code. To qualify as a regulated investment company, each Fund must distribute at least 90% of its net income (consisting of net investment income and net short-term capital gain) to its shareholders and meet certain asset diversification and other requirements. If a Fund does not qualify as a regulated investment company, it will be treated for tax purposes as an ordinary corporation subject to Federal income tax. The term "regulated investment company" does not imply the supervision of management or investment practices or policies by any government agency.

If you elect to receive dividends and distributions in cash, and your dividend or distribution check is returned to a Fund as undeliverable or remains uncashed for six months, each Fund reserves the right to reinvest such dividends or distributions and all future dividends and distributions payable to you in additional Fund shares at net asset value. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Any dividend or distribution paid shortly after an investor's purchase may have the effect of reducing the aggregate net asset value of your shares below the cost of the investment. Such a dividend or distribution would be a return of capital in an economic sense, although taxable as described in the relevant Fund's Prospectus. In addition, the Code provides that if a shareholder holds shares of a Fund for six months or less and has received a capital gain distribution with respect to such shares, any loss incurred on the sale of such shares will be treated as long-term capital loss to the extent of the capital gain distribution received.

In general, dividends (other than capital gain dividends) paid by a Fund to U.S. individual shareholders may be eligible for the 15% preferential maximum tax rate to the extent that the Fund's income consists of dividends paid by U.S. corporations and certain foreign corporations on shares that have been held by the Fund for at least 61 days during the 121-day period commencing 60 days before the shares become ex-dividend. In order to be eligible for the preferential rate, the investor in the Fund must have held his or her shares in the Fund for at least 61 days during the 121-day period commencing 60 days before the Fund shares become ex-dividend. Additional restrictions on an investor's qualification for the preferential rate may apply.

In general, dividends (other than capital gain dividends) paid by a Fund to U.S. corporate shareholders may be eligible for the dividends received deduction to the extent that the Fund's income consists of dividends paid by U.S. corporations on shares that have been held by the Fund for at least 46 days during the 91-day period commencing 45 days before the shares become ex-dividend. In order to claim the dividends received deduction, the investor in the Fund must have held its shares in the Fund for at least 46 days during the 91-day period commencing 45 days before the Fund shares become ex-dividend. Additional restrictions on an investor's ability to claim the dividends received deduction may apply.

Ordinarily, gains and losses realized from portfolio transactions will be treated as capital gains and losses. However, a portion of the gain or loss realized from the disposition of foreign currencies and non-U.S. dollar denominated securities (including debt instruments and certain forward contracts and options) may be treated as ordinary income or loss. In addition, all or a portion of any gains realized from the sale or other disposition of certain market discount bonds will be treated as ordinary income. Finally, all or a portion of the gain realized from engaging in "conversion transactions" (generally including certain transactions designed to convert ordinary income into capital gain) may be treated as ordinary income.

Gain or loss, if any, realized by a Fund from certain financial futures or forward contracts and options transactions ("Section 1256 contracts") will be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise upon exercise or lapse of Section 1256 contracts as well as from closing transactions. In addition, any Section 1256 contracts remaining unexercised at the end of the Fund's taxable year will be treated as sold for their then fair market value, resulting in additional gain or loss to the Fund characterized in the manner described above.

Offsetting positions held by a Fund involving certain futures or forward contracts or options transactions with respect to actively traded personal property may be considered, for tax purposes, to constitute "straddles." To the extent the straddle rules apply to positions established by the Fund, losses realized by the Fund may be deferred to the extent of unrealized gain in the offsetting position. In addition, short-term capital loss on straddle positions may be recharacterized as long-term capital loss, and long-term capital gains on straddle positions may be treated as short-term capital gains or ordinary income. Certain of the straddle positions held by the Fund may constitute "mixed straddles." The Fund may make one or more elections with respect to the treatment of "mixed straddles," resulting in different tax consequences. In certain circumstances, the provisions governing the tax treatment of straddles override or modify certain of the provisions discussed above.

If a Fund either (1) holds an appreciated financial position with respect to stock, certain debt obligations, or partnership interests ("appreciated financial position") and then enters into a short sale, futures, forward, or offsetting notional principal contract (collectively, a "Contract") with respect to the same or substantially identical property or (2) holds an appreciated financial position that is a Contract and then acquires property that is the same as, or substantially identical to, the underlying property, the Fund generally will be taxed as if the appreciated financial position were sold at its fair market value on the date the Fund enters into the financial position or acquires the property, respectively. The foregoing will not apply, however, to any transaction during any taxable year that otherwise would be treated as a constructive sale if the transaction is closed within 30 days after the end of that year and the Fund holds the appreciated financial position unhedged for 60 days after that closing (i.e., at no time during that 60-day period is the Fund's risk of loss regarding that position reduced by reason of certain specified transactions with respect to substantially identical or related property, such as having an option to sell, being contractually obligated to sell, making a short sale, or granting an option to buy substantially identical stock or securities).

If a Fund enters into certain derivatives (including forward contracts, long positions under notional principal contracts, and related puts and calls) with respect to equity interests in certain pass-through entities (including other regulated investment companies, real estate investment trusts, partnerships, real estate mortgage investment conduits and certain trusts and foreign corporations), long-term capital gain with respect to the derivative may be recharacterized as ordinary income to the extent it exceeds the long-term capital gain that would have been realized had the interest in the pass-thru entity been held directly by the Fund during the term of the derivative contract. Any gain recharacterized as ordinary income will be treated as accruing at a constant rate over the term of the derivative contract and may be subject to an interest charge. The Treasury has authority to issue regulations expanding the application of these rules to derivatives with respect to debt instruments and/or stock in corporations that are not pass-through entities.

Investment by a Fund in securities issued or acquired at a discount, or providing for deferred interest or for payment of interest in the form of additional obligations, could under special tax rules affect the amount, timing and character of distributions to shareholders by causing the Fund to recognize income prior to the receipt of cash payments. For example, the Fund could be required each year to accrue a portion of the discount (or deemed discount) at which the securities were issued and to distribute such income in order to maintain its qualification as a regulated investment company. In such case, the Fund may have to dispose of securities which it might otherwise have continued to hold in order to generate cash to satisfy the distribution requirements.

If a Fund invests in an entity that is classified as a "passive foreign investment company" ("PFIC") for Federal income tax purposes, the operation of certain provisions of the Code applying to PFICs could result in the imposition of certain Federal income taxes on the Fund. In addition, gain realized from the sale or other disposition of PFIC securities held beyond the end of the Fund's taxable year may be treated as ordinary income.

As of December 31, 2006, each of the Funds had capital loss carryovers that may be available to offset future realized capital gains, if any, and thereby reduce future taxable gains distributions, if any. Shareholders should consult the Funds' most recent annual reports under "Notes to Financial Statements – Federal Tax Information" for additional information, including the expiration dates of these carryovers.

YIELD AND PERFORMANCE INFORMATION

The Company may, from time to time, include the yield or total return of the Funds in advertisements or reports to shareholders or prospective investors. Any quotations of yield for the Balanced Fund will be based on all investment income per share earned during a particular 30-day period (including dividends and interest), less expenses accrued during the period ("net investment income"), and are computed by dividing net investment income by the maximum offering price per share on the last day of the period, according to the following formula:

$$YIELD = 2[(1 + \frac{a-b}{cd})^6 - 1]$$

where   a =   dividends and interest earned during the period,

                  b =   expenses accrued for the period (net of reimbursements),

                  c =   the average daily number of shares outstanding during the period that were entitled to receive dividends, and

                  d =   the maximum offering price per share on the last day of the period.

Quotations of average annual total return for each Fund will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the Fund over periods of 1, 5, and 10 years (up to the life of the Fund), and may also be expressed for other periods. These are the annual total rates of return that would equate the initial amount invested to the ending redeemable value. These rates of return are calculated pursuant to the following formula: $P(1 + T)^n = ERV$ (where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). All total return figures reflect the deduction of a proportional share of Fund expenses on an annual basis, and assume that all dividends and distributions are reinvested when paid. A Class's average annual total return figures calculated in accordance with this formula assume that in the case of Class A or Class T, the maximum sales load has been deducted from the hypothetical initial investment at the time of purchase or, in the case of Class B or Class C, the maximum applicable CDSC has been paid upon redemption at the end of the period.

Aggregate total return is calculated by subtracting the amount of a Fund's net asset value (maximum offering price in the case of Class A or Class T) per share at the beginning of a stated period from the net asset value per share at the end of the period (after giving effect to the reinvestment of dividends and distributions during the period and any applicable CDSC), and dividing the result by the net asset value (maximum offering price in the case of Class A or Class T) per share at the beginning of the period. Aggregate total return also may be calculated based on the net asset value per share at the beginning of the period instead of the maximum offering price per share at the beginning of the period for Class A or Class T shares or without giving effect to any applicable CDSC at the end of the period for Class B or Class C shares. In such cases, the calculation would not reflect the deduction of the sales load with respect to Class A or Class T shares or any applicable CDSC with respect to Class B or Class C shares, which, if reflected, would reduce the performance quoted.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. The after-tax returns include applicable sales loads. Actual after-tax returns depend on the investor's individual tax situation. The after-tax return information does not apply to fund shares held through tax-deferred accounts, such as 401(k) plans or individual retirement accounts.

Performance information for any Fund reflects only the performance of a hypothetical investment in the Fund during the particular time period on which the calculations are based. Performance information should be considered in light of the Fund's investment objectives and policies, characteristics and quality of the portfolios and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

ADDITIONAL INFORMATION

Code of Ethics

The Company, Founders and the Distributor each have adopted codes of ethics under Rule 17j-1 of the 1940 Act. These codes permit the personnel, subject to the respective codes, to invest in securities, including securities that may be purchased or held by the Funds. Founders' code of ethics subjects its employees' personal securities transactions to various restrictions to ensure that such trading does not disadvantage any fund advised by Founders. In that regard, portfolio managers and other investment personnel of Founders must preclear and report their personal securities transactions and holdings, which are reviewed for compliance with Founders' code of ethics and also are subject to the oversight of Mellon's Investment Ethics Council. Portfolio managers and other investment personnel who comply with the preclearance and disclosure procedures of Founders' code of ethics and the requirements of the Council may be permitted to purchase, sell or hold securities which also may be or are held in fund(s) they manage or for which they otherwise provide investment advice.

<u>Company Code of Ethics.</u>

The Company has adopted a Code of Ethics applicable to the Independent Directors of the Company. The Company's Code is intended to prevent Independent Directors from engaging in any personal securities transactions or other activities which might conflict with or adversely affect the interests of the Company and Fund shareholders. An Independent Director may not purchase or sell any security which he or she knows is then being purchased or sold, or being considered for purchase and sale, by any Fund. An Independent Director must report a personal securities transaction if, at the time of the transaction, the Director knew or should have known that during the 15 days preceding the transaction, such security was purchased or sold, or considered for purchase or sale, by any Fund.

Disclosure of Portfolio Holdings

The Funds have adopted policies and procedures to ensure that the disclosure of information about the securities they hold in their portfolios is in the best interests of Fund shareholders and in compliance with applicable legal requirements. These policies and procedures also have been designed to address conflicts between the interests of Fund shareholders, on the one hand, and those of Founders, the Distributor or their affiliates, on the other. It is the policy of the Funds to protect the confidentiality of their portfolio holdings and to prevent disclosure of non-public information about such holdings to selected third parties for other than legitimate business purposes. The Funds publicly disclose their complete schedule of portfolio holdings, as reported on a month-end basis, on the Dreyfus website at www.dreyfus.com under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings, and on the Founders website at www.founders.com under Fund Prices & Information. The information is posted on these websites on the last day of the month following the month for which such information is applicable, unless the month for which such information is applicable is the last month of a calendar quarter, in which case the information will be posted on these websites on the 15th day of the month following the month for which such information is applicable. The information will remain accessible on these websites at least until the date on which the Funds file a Form N-Q or Form N-CSR with the SEC for the period that includes the date as of which the website information is current.

If there is a legitimate business purpose for disclosing portfolio holdings information that is not publicly available as described above, such information may be disclosed provided that (a) neither the Funds, Founders nor any other party may receive any compensation or other consideration in connection with the disclosure, including any arrangement to maintain assets in the Funds or in other investment companies managed by Founders or an affiliate of Founders; and (b) the recipient is subject to a written agreement that obligates the recipient to maintain the information in a confidential manner and prohibits the recipient from trading on the basis of the information. Disclosure of the Funds' portfolio holdings must be authorized by Founders' Legal Department and the Group Manager of Founders' Investment Department.

The following types of disclosures made in the ordinary course of business are considered immaterial, and therefore are not prohibited: (1) meetings with portfolio managers to discuss portfolio performance at which there may be an occasional mention of specific portfolio securities; (2) disclosure to a broker or dealer of one or more securities in connection with the purchase or sale by a Fund of such securities; (3) requests for price quotations on individual securities from a broker or dealer where such securities are not priced by a Fund's normal pricing service or where a Fund wishes to obtain a second quote as a means of checking the quotes it receives from its normal pricing vendor; (4) requests for price quotations or bids on one or more securities; (5) disclosures in connection with litigation involving a Fund's portfolio securities such as class actions to which the Fund may be part of the plaintiff class; (6) disclosure to regulatory authorities, including foreign regulatory authorities; (7) disclosure of portfolio securities where a particular Fund is not identified as the owner of the securities and under circumstances in which a reasonable person would not be led to believe that a particular Fund was the owner; and (8) disclosure of more general information about a Fund's portfolio that does not reveal the holding of any particular security, including, but not limited to, portfolio volatility, market capitalization data, percentages of international and domestic securities, net assets, duration, beta, sector allocations, price to earnings ratios, estimated long-term earnings per share growth, price to book ratios, and dividend yield.

The Funds also may disclose portfolio holdings information to the following service providers and others who generally need access to such information in the performance of their contractual duties and responsibilities and which are subject to duties of confidentiality, including a duty not to trade on non-public information, imposed by law and/or contract: the Fund's investment adviser, fund accountant, custodian, auditors, attorneys, and each of their respective affiliates and advisers.

Quarterly reports regarding any new disclosure of non-public portfolio holdings information to selected third parties are provided to the Board. The Board reviews these reports and determines whether such disclosure is consistent with the interests of the Funds and their shareholders. In making this determination, the Board, at a minimum, may consider (i) the proposed recipient's need for the relevant holdings information; (ii) whether the disclosure will benefit the Funds or, at a minimum, not harm the Funds; (iii) what conflicts may result from such disclosure; and (iv) what compliance measures intended to limit the potential for harm to the Funds have been established. The Board is not foreclosed from reaching the determination that the disclosure is appropriate simply because the disclosure may also further the interests of Founders or an affiliate of Founders. On an annual basis, the Board reviews a report of all ongoing arrangements to disclose non-public portfolio holdings information to third parties and the results of the program established by the Funds' CCO for monitoring the recipient's use of the information. The Board also reviews on an annual basis the policies and procedures for their continued appropriateness. The Funds' Board or CCO may, on a case-by-case basis, impose additional restrictions on the dissemination of portfolio holdings information beyond those found in the policies and procedures.

Ongoing Arrangements

The following are the ongoing arrangements by which the Funds make available nonpublic information about their portfolio securities. No compensation or other consideration is received by the Funds, Founders, or any other party in connection with these arrangements. Each of the recipients is subject to a duty of confidentiality, including a duty not to trade on non-public information, imposed by law and/or contract. All arrangements with non-affiliated recipients have been approved by Founders' Legal Department and the Group Manager of Founders' Investment Department (or his predecessor).

Recipient	**Frequency/Lag Time**

The following recipients provide portfolio analytics to be used in internal applications or for release to financial intermediaries:

FactSet Research Systems Inc.	daily/none
Thomson Financial Inc.	daily/none

The following recipient provides portfolio pricing services to the Funds:

Interactive Data Corporation	daily/none

The following recipient provides proxy voting services to the Funds:

Institutional Shareholder Services Inc.	monthly/none

The following recipient provides the fund accounting system used by the Funds:

State Street Portfolio Accounting Systems Inc.	daily/none

The following recipient provides custodial services to the Funds:

Mellon Bank, N.A.*	daily/none

The following recipient provides regulatory reporting services to the Funds:

Mellon Financial Corporation*	monthly/8 days

The following recipient provides personal trading compliance services:

Epstein & Associates, Inc.

StarCompliance product	periodically during the business day/none

Dual-employees of the following recipient and Founders provide portfolio management services to the Funds, and employees of these recipients provide trading services to the Funds:

The Boston Company Asset Management, LLC*	daily/none
Standish Mellon Asset Management Company LLC*	daily/none

The following recipient posts the portfolio holdings for each of the Funds on its website, performs certain attribution analysis, and provides fund accounting services to the Funds:

The Dreyfus Corporation*	monthly/8 days (for website disclosure)
	daily/none (for portfolio analyses and fund accounting services)

* These entities are affiliated with Founders and are subject to the Funds' policies and procedures regarding selective disclosure of the Funds' portfolio holdings.

Proxy Voting

The Board of Directors of the Company has delegated to Founders the authority to vote proxies of companies held in the Funds' portfolios. Founders, through its participation on Mellon's Proxy Policy Committee (the "MPPC"), applies Mellon's Proxy Voting Policy, related procedures, and voting guidelines when voting proxies on behalf of the Funds.

Founders recognizes that an investment adviser is a fiduciary that owes its clients, including funds it manages, a duty of utmost good faith and full and fair disclosure of all material facts. An investment adviser's duty of loyalty requires an adviser to vote proxies in a manner consistent with the best interest of its clients and precludes the adviser from subrogating the clients' interests to its own. In addition, an investment adviser voting proxies on behalf of a fund must do so in a manner consistent with the best interests of the fund and its shareholders. Founders seeks to avoid material conflicts of interest by participating in the MPPC, which applies detailed, pre-determined written proxy voting guidelines (the "Voting Guidelines") in an objective and consistent manner across client accounts, based on internal and external research and recommendations provided by a third party vendor, and without consideration of any client relationship factors. Further, the MPPC engages a third party as an independent fiduciary to vote all proxies of funds managed by Mellon Financial or its affiliates (including the Dreyfus Founders Funds), and may engage an independent fiduciary to vote proxies of other issuers at its discretion.

All proxies received by the Funds are reviewed, categorized, analyzed and voted in accordance with the Voting Guidelines. The guidelines are reviewed periodically and updated as necessary to reflect new issues and any changes in Mellon Financial's or Founders' policies on specific issues. Items that can be categorized under the Voting Guidelines are voted in accordance with any applicable guidelines or referred to the MPPC, if the applicable guidelines so require. Proposals that cannot be categorized under the Voting Guidelines are referred to the MPPC for discussion and vote. Additionally, the MPPC may review proposals where it has identified a particular company, industry or issue for special scrutiny. With regard to voting proxies of foreign companies, Founders weighs the cost of voting and potential inability to sell the securities (which may occur during the voting process) against the benefit of voting the proxies to determine whether or not to vote.

When evaluating proposals, the MPPC recognizes that the management of a publicly held company may need protection from the market's frequent focus on short-term considerations, so as to be able to concentrate on such long-term goals as productivity and development of competitive products and services. In addition, the MPPC generally supports proposals designed to provide management with short-term insulation from outside influences so as to enable them to bargain effectively with potential suitors to the extent such proposals are discrete and not bundled with other proposals. The MPPC believes that a shareholder's role in the governance of a publicly-held company is generally limited to monitoring the performance of the company and its management and voting on matters which properly come to a shareholder vote. However, the MPPC generally opposes proposals designed to insulate an issuer's management unnecessarily from the wishes of a majority of shareholders. Accordingly, the MPPC generally votes in accordance with management on issues that the MPPC believes neither unduly limit the rights and privileges of shareholders nor adversely affect the value of the investment.

On questions of social responsibility where economic performance does not appear to be an issue, the MPPC attempts to ensure that management reasonably responds to the social issues. Responsiveness will be measured by management's efforts to address the particular social issue including, where appropriate, assessment of the implications of the proposal to the ongoing operations of the company. The MPPC will pay particular attention to repeat issues where management has failed in its commitment in the intervening period to take actions on issues.

In evaluating proposals regarding incentive plans and restricted stock plans, the MPPC typically employs a shareholder value transfer model. This model seeks to assess the amount of shareholder equity flowing out of the company to executives as options are exercised. After determining the cost of the plan, the MPPC evaluates whether the cost is reasonable based on a number of factors, including industry classification and historical performance information. The MPPC generally votes against proposals that permit the repricing or replacement of stock options without shareholder approval or that are silent on repricing and the company has a history of repricing stock options.

Information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (1) at www.dreyfus.com and at www.founders.com; and (2) on the SEC's website at www.sec.gov.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, 1670 Broadway, Suite 1000, Denver, Colorado, 80202, served as the Company's independent registered public accounting firm for the period ended December 31, 2006. At meetings held on February 22, 2007, the Company's Audit Committee and Board of Directors selected Ernst & Young LLP ("E&Y") as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2007. E&Y's principal business address is 5 Times Square, 29th Floor, New York, New York, 10036-6530. The Company's independent registered public accounting firm is responsible for auditing the financial statements of each Fund and meeting with the Audit Committee of the Board.

Registration Statement

A Registration Statement (Form N-1A) under the 1933 Act has been filed with the SEC, Washington, D.C., with respect to the securities to which this SAI relates. If further information is desired with respect to the Company or such securities, reference should be made to the Registration Statement and the exhibits filed as a part thereof.

APPENDIX

Ratings of Long-Term Obligations

The following are nationally recognized statistical rating organizations ("NRSROs"): Fitch Ratings ("Fitch"), Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Services ("S&P"), and Dominion Bond Rating Service Limited ("DBRS").

Guidelines for Moody's and S&P ratings are described below. For DBRS, ratings correspond exactly to S&P's format from AAA through D. For Fitch, ratings correspond exactly to S&P's format from AAA through CCC. Because the Funds cannot purchase securities rated below B, ratings from Fitch and DBRS can be compared directly to the S&P ratings scale to determine the suitability of a particular investment for a given Fund. A security must be rated in the appropriate category by one or more of these agencies to be considered a suitable investment.

The four highest long-term ratings of Moody's and S&P are Aaa, Aa, A and Baa and AAA, AA, A and BBB, respectively.

Moody's. Moody's long-term obligation ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default. The following are Moody's long-term credit rating definitions for its six highest ratings:

Aaa -- Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk

Aa -- Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A -- Obligations rated A are considered as upper-medium grade and are subject to low credit risk.

Baa -- Obligations rated Baa are considered medium-grade and as such may possess certain speculative characteristics.

Ba -- Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.

B -- Obligations rated B are considered speculative and are subject to high credit risk.

Note: Moody's appends the numerical modifiers 1, 2 and 3 to each rating classification. The modifier 1 indicates that the obligation ranks in the higher end of its rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that rating category.

Standard & Poor's. Issue credit ratings are based in varying degrees, on the following considerations: (1) likelihood of payment; (2) nature of and provisions of the obligation; and (3) protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights. The issue ratings definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. The following are S&P's long-term credit rating definitions for its six highest ratings:

AAA -- An obligation rated AAA has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA -- An obligation rated AA differs from the highest-rated obligations only in a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A -- An obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB -- An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB -- An obligation rated BB is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which would lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B -- An obligation rated B is more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

Note: The ratings may be modified by the addition of a plus or minus sign to show relative standing within the rating categories.